As filed with the Securities and Exchange Commission on December 29, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EDGEN GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	5051	38-3860801
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

18444 Highland Road

Baton Rouge, Louisiana 70809

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel J. O’Leary

Chairman, President and Chief Executive Officer

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Name, address including zip code, and telephone number, including area code, of agent for service)

With copies to:

Carmen J. Romano, Esq. Eric S. Siegel, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, Pennsylvania 19104 (215) 994-4000	Marc D. Jaffe, Esq. William N. Finnegan IV, Esq. Divakar Gupta, Esq. Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)(2)	AMOUNT OF REGISTRATION FEE
Class A Common Stock, par value $0.0001 per share	$100,000,000	$11,460.00

(1)	Includes shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares of Class A common stock to cover over-allotments.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities described herein until the registration statement related to such securities filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell the securities described herein and we are not soliciting an offer to buy such securities in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 29, 2011

PRELIMINARY PROSPECTUS

Class A Common Stock

This is the initial public offering of the Class A common stock of Edgen Group Inc. We are offering                  shares of Class A common stock and the selling stockholders identified in this prospectus are offering an additional                  shares of Class A common stock. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholders. We expect the initial public offering price to be between $         and $         per share.

Following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to one vote per share and will have no economic rights. Outstanding shares of Class B common stock will represent approximately     % of the voting power of our outstanding capital stock following this offering, all of which will be held by Edgen Holdings LLC, an entity controlled by affiliates of Jefferies Capital Partners.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “EDG.”

Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body or commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Edgen Group Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

The selling stockholders identified herein have granted the underwriters a 30-day option to purchase up to an additional                  shares of Class A common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriters expect to deliver the shares on or about                     , 2012.

Jefferies	Morgan Stanley	Citigroup

                    , 2012

EDGEN
GROUP

CAPACITY
TO SUPPLY THE WORLD

Specialty products for energy infrastructure

edgengroup.com

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ABOUT THIS PROSPECTUS

All information in this prospectus assumes that the underwriters do not exercise their 30-day option to purchase additional shares of Class A common stock from certain of our stockholders, unless otherwise indicated.

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus prepared by or on behalf of us. Neither we, nor the selling stockholders have authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell the securities described herein. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. You should not, under any circumstances, construe the delivery of this prospectus or any sale made hereunder to imply that the information in this prospectus is correct as of any date subsequent to the date on the front cover of this prospectus.

For investors outside the U.S.: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the U.S.

SPECIAL NOTE REGARDING INDUSTRY AND MARKET DATA

This prospectus contains estimates regarding market data which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe those estimates are reasonable and reliable but have not independently verified the accuracy of any such third party information. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common stock. You should read carefully the following summary together with the rest of this prospectus, including the consolidated financial statements of our predecessor Edgen Murray II, L.P., or EM II LP, and of Bourland & Leverich Holdings LLC, or B&L, and the combined financial statements of B&L’s predecessor, Bourland & Leverich Holding Company, or B&L Predecessor, and related notes to those statements, our unaudited pro forma condensed combined financial information and related notes and the section entitled “Risk Factors.” Some of the statements in the following summary are forward-looking statements. See “Special note regarding forward-looking statements.”

Edgen Group Inc., or Edgen Group, was incorporated in December 2011. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Group will become the holding company for our operating subsidiaries, including EM II LP and B&L, in a transaction we refer to as the Reorganization, and, as our new parent holding company, will serve as the issuer in this offering. See “The Reorganization.” We expect that the Reorganization and, in particular, the integration of B&L into our business, will significantly increase our size and materially change our operations. As a result, except in circumstances where the context indicates otherwise, we have described our business throughout this prospectus assuming that the Reorganization, including the integration of B&L into our existing business, has already occurred.

Unless we state otherwise, “the Company,” “we,” “us,” “our” and similar terms, refer to Edgen Group and, where appropriate, its direct and indirect wholly-owned subsidiaries, and assume and give effect to the Reorganization, including the integration of EM II LP and B&L into our operations. Unless otherwise noted, when we present historical financial information in this prospectus, such financial information represents the consolidated financial statements of our predecessor, EM II LP and its consolidated subsidiaries, as well as their predecessors, or B&L Predecessor and its consolidated subsidiaries, as well as their predecessors, as applicable. When we present financial information on a pro forma basis, such financial information assumes and gives effect to the Reorganization, among other things. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Our Company

We are a leading global distributor of specialty products to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate and related components. We primarily serve customers that operate in the upstream (conventional and unconventional exploration, drilling and production of oil and natural gas in both onshore and offshore environments), midstream (gathering, processing, fractionation, transportation and storage of oil and natural gas) and downstream (refining and petrochemical applications) end-markets for oil and natural gas. We also serve power generation, civil construction and mining applications, which have a similar need for our technical expertise in specialized steel and specialty products. Our customers in all of these end-markets increasingly demand our products in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging. We source and distribute premium quality, highly engineered and mission critical steel components from our global network of more than 800 suppliers. We have sales and distribution operations in 14 countries serving over 1,800 customers who rely on our supplier relationships, procurement ability, stocking and logistical support for the timely provision of our products around the world. For the nine months ended September 30, 2011, we achieved pro forma sales of $1.2 billion, pro forma net loss of $3.6 million and pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, of $91.0 million.

Our Market

Our business is driven largely by global demand for energy, in particular by the levels of upstream, midstream and downstream oil and natural gas related activity, with over 90% of our pro forma sales derived from customers operating within the energy sector. As demand increases for energy, our customers typically increase their capital spending on infrastructure, which results in increased demand for our specialty products. Recently, capital expenditures in our end-markets have substantially increased, driven in large part by significant drilling activity in unconventional resource developments, new onshore and offshore drilling rig construction, maintenance and expansion of oil and natural gas gathering and transmission networks and continued investment in maintenance and construction of downstream facilities, including refineries. We believe the following factors in particular will continue to support spending in the end-markets we serve, and, in turn, drive demand for our specialized steel products:

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Increasing global demand for energy. It is anticipated that global energy consumption will continue to increase and that additional oil and natural gas production will be required to meet this demand. Growth in global energy consumption is being driven, in part, by the continued development and industrialization of countries not part of the Organisation for Economic Co-operation and Development, or OECD. As a supplier of specialized products to companies across the global energy supply chain, we expect to benefit from these demand trends.

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Continued requirement for additional oil and natural gas drilling activity. The oil and natural gas industry is investing significantly in the development of previously underexploited resources of oil and natural gas to meet existing, and anticipated growth in, global demand for energy. In particular, the development of onshore unconventional resources, such as the U.S. shales, Canadian oil sands and Australian coalbed methane, or CBM, and global deepwater drilling activity in areas such as West Africa and offshore Brazil, have led to significant additional drilling activity. We believe that such activity will support increased demand for our products and services.

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Continued investment in oil and natural gas gathering and transmission capacity. Many of the world’s oil and natural gas-producing regions experiencing growth in drilling activity lack sufficient pipeline, processing, fractionation, treatment or storage infrastructure. We expect that as production from new oil and natural gas developments increases, additional investments in oil and natural gas gathering and transmission capacity will be required. At the same time, many existing transmission networks are aging, necessitating increased maintenance and repair. We believe that we will benefit from increased demand for many of the specialized components that are needed for the construction and maintenance of these transmission systems.

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Continued and expected increases in downstream refining activity. The continued industrialization of emerging economies such as those of China and India, as well as the recovery of the global economy, is expected to result in increased demand for refined petroleum and petrochemical products. This increased demand should in turn result in increasing downstream activity and investment, particularly in the refining sector. Because these refineries require the use of products that are designed to withstand extreme temperatures and pressures and corrosive conditions, we expect to benefit from anticipated future demand from this end-market for our specialized steel products.

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Growing global investment in power generation capacity. Substantial new electricity generation capacity will be required as developing economies experience rapid population growth and industrialization. Additionally, many developed economies continue to enact regulations that promote cleaner sources of energy and the retirement or refurbishment of older power generation capacity. This increased regulation tends to drive the construction of new power generation sources or capital expenditures to refurbish older power generation sources. We believe that the increased global demand for electricity and the focus on developing cleaner sources of energy will drive demand for our specialty products.

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Increased focus on environmental and safety standards. Many of our key markets have been subject to increased regulation relating to environmental and safety issues. As a result, owners and operators of oil and natural gas extraction, processing and transmission infrastructure are facing stricter environmental and safety regulation as they manage and build infrastructure. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. We believe that such laws and regulations will drive greater spending on maintenance, repair and operations, or MRO, by our customers and increased demand for our specialty products. Similarly, we believe heightened regulations, safety requirements and technical specifications in the civil construction and mining sectors will lead to higher project spending on products we distribute to these end-markets.

Our Business

We believe we are an essential link between our customers and suppliers. Our customers often operate in remote geographical locations and severe environments that require materials capable of meeting exacting standards for temperature, pressure, corrosion and abrasion. We deliver value to our customers around the world by providing:

■	Access to a broad range of high quality products from multiple supplier sources;

■	Coordination and quality control of logistics, staged delivery, fabrication and additional services;

■	Understanding of supplier pricing, capacity and deliveries;

■	Ability to bundle specialized offerings across multiple suppliers to create complete material packages;

■	On-hand inventory of specialty products to reduce our customers’ need to maintain large stocks of replacement products; and

■	Capitalization necessary to manage multi-million dollar supply orders.

Many of the products we distribute require specialized production to exacting technical and quality standards. We have established global supply channels with a premier network of suppliers to address our customers’ demands. As our suppliers increasingly focus on their core production competencies rather than on sales, marketing and logistics, we are able to deliver numerous benefits, including:

■	Aggressive marketing of our suppliers’ product offerings;

■	Deep knowledge of customer spending plans and material requirements;

■	Aggregation of numerous orders to create the critical volume required to make the production of a specific product economically viable;

■	Expertise and market knowledge to facilitate the development and sale of new products; and

■	Delivery of value-added services to end users, including coordination of logistics, fabrication and additional services.

We have observed a trend by our customers and suppliers toward increased reliance on distributors as both groups seek to find new ways to reduce costs while maintaining product quality and service levels. Furthermore, we believe that the proliferation of new technologies within the upstream, midstream and downstream end-markets of the energy industry and the increased specialization of products needed to build and implement these technologies will continue to drive demand for our products and services. We believe we are well suited to continue to benefit from these trends of specialization by suppliers and improved internal efficiencies implemented by end users.

Our customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national integrated oil and natural gas companies, independent oil and natural gas exploration and production companies, onshore and offshore drilling contractors, oil and natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, public utilities, civil construction contractors and municipal and transportation authorities. Our sales to these customers generally fall into the following three categories:

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Project. Project orders relate to our customers’ capital expenditures for various planned projects across the upstream, midstream and downstream end-markets of the energy sector, such as transmission infrastructure build-out and rig construction and refurbishment. For these orders, we serve as a provider of global inventory logistics, delivering high quality, technically specific products in accordance with our customers’ project timelines. For many customers, we stage material and manage simultaneous product deliveries to multiple site locations. These orders tend to involve larger volumes that are delivered over longer timeframes and can lead to future MRO business. In addition, projects are often divided into different phases, and the initial project orders can also lead to subsequent project orders. Project orders constituted 35% of our pro forma sales for the nine months ended September 30, 2011.

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Drilling Program. Drilling program orders relate to the delivery of surface casing and production tubulars for the onshore upstream market and require close consultation with our customers with regard to product specifications and delivery timing. Similar to our role in Project orders, we serve as an inventory logistics provider for our customers, delivering products in accordance with their drilling plans, often for multiple drilling rigs or site locations. We generally leverage our technical expertise to act as a liaison between customers and suppliers as they design new products that meet specific technical requirements. Drilling program orders constituted 46% of our pro forma sales for the nine months ended September 30, 2011.

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Maintenance, Repair and Operations Order Fulfillment. MRO orders typically relate to the replacement of existing products that have reached their service limits or are being replaced due to regulatory requirements. Replacement orders are influenced by both product design and regulatory requirements. These orders tend to be consistent in nature and can be driven by customer relationships developed by fulfillment of Project orders. Often, the fulfillment of these MRO orders is critical to our customers’ ongoing operations, and the prompt receipt of the required component is of significant value to them. We maintain an inventory of specialty products in order to provide timely delivery of these products from our stocking locations around the world. Fulfillment of MRO orders constituted 19% of our pro forma sales for the nine months ended September 30, 2011.

Our Operating Segments

After the Reorganization and this offering, we will deliver our specialty products through two operating segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in the Americas, Europe/Middle East/Africa, or EMEA, and Asia Pacific, or APAC, regions, distributing highly engineered pipe, plate, valves and related components to upstream, midstream, downstream and select power generation, civil construction and mining customers across more than 35 global locations. This operating segment provides project and MRO order fulfillment capabilities from stocking locations throughout the world. For the nine months ended September 30, 2011, our E&I Segment represented 54% of our pro forma sales and 49% of our pro forma EBITDA. Our E&I Segment is branded under the “Edgen Murray” name.

Oil Country Tubular Goods, or OCTG. The OCTG Segment is a leading provider of premium oil country tubular goods to the upstream conventional and unconventional onshore drilling markets in the U.S. We deliver products through nine customer sales and service locations, including our Pampa, Texas operating center, and over 50 third-party owned distribution facilities. For the nine months ended September 30, 2011, our OCTG Segment represented 46% of our pro forma sales and 51% of our pro forma EBITDA. Our OCTG Segment is branded under the “Bourland & Leverich” name.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Broad Scale with Global Distribution Capabilities. As one of the largest global purchasers of specialty steel products for the energy infrastructure market, we use our scale to aggregate demand for the benefit of both our customers and our suppliers. We are able to secure volume pricing and production priority from our suppliers, often for specialty products for which no individual customer has enough demand to justify a timely production run, and thereby meet the specific product and delivery needs of our customers. In addition, we locate our global distribution facilities in close proximity to the major upstream, midstream and downstream energy end-markets we serve, including in the U.S., U.K., Singapore and Dubai. The benefits of our global presence include the ability to serve as a single global source of supply for our customers and participation in infrastructure investment activities in multiple regions around the world, increasing our growth opportunities and reducing our relative exposure to any one geographic market.

Diversified and Stable Customer Base. We have a diversified customer base of over 1,800 active customers in more than 50 countries with operations in the upstream, midstream and downstream energy end-markets, as well as in power generation, civil construction and mining. Our top ten customers, with each of whom we have had a relationship for more than nine years, accounted for 35% of our pro forma sales for the nine months ended September 30, 2011, yet no single customer represented more than 9% of our pro forma sales over the same period. We believe this diversification affords us a measure of protection in the event of a downturn in any specific region or market, or from the loss of individual customers. In addition, we tend to receive a base level of MRO sales from our large, longstanding customers, which provides additional stability to our sales during periods of limited infrastructure expansion.

Strategic and Longstanding Supplier Relationships. We have longstanding, strong relationships with leading suppliers across all of our product lines. While we are able to source almost all of our products from multiple suppliers, our scale allows us to be one of the largest, if not the largest, customer to each of our key suppliers. As a large customer, we provide our suppliers with a stable and significant source of demand. In addition, our market knowledge and insight into our customers’ capital expenditure plans enable us to aggregate multiple orders of a specialty product into volumes appropriate for a production run. We believe that these differentiating factors enhance our ability to obtain product allocations, timely delivery and competitive pricing on our orders from our suppliers. We believe that obtaining these same benefits from suppliers would be difficult for others, including our customers.

Focus on Premium Products. Our product portfolio is composed primarily of premium quality, specialty steel products and components. These types of products often are available from only a select number of suppliers, have limited production schedules and require technical expertise to sell. Our emphasis on the procurement and distribution of highly engineered products that in many cases are not widely available is the foundation of our ability to deliver value to our customers.

Sophisticated Material Sourcing and Logistical Expertise. Many of our customers rely on us to source products for them, as they lack the supplier relationships, resources, volume and/or logistical capabilities to complete procurement and delivery independently or on a cost-effective basis. We believe our professionals have the expertise necessary to manage the coordinated delivery of purchased product to multiple, often remote operating sites according to specific schedules. They also have the knowledge, experience, training and technical expertise in their products to provide valuable advisory support to our customers regarding selection of the most appropriate product to meet their specific needs.

Capitalization and Cash Flow to Maintain Necessary Inventory Levels. Our size affords us the ability to maintain inventory levels necessary to meet the unexpected MRO needs of our customers in the geographies in which they operate. Such requests are often less price sensitive than longer lead-time Project and Drilling program orders. Our scale and wherewithal to support large projects also enable us to participate in Project order proposals otherwise inaccessible to smaller competitors. Many of our regional competitors have comparatively smaller balance sheets and resources and have limited cash flow, which limits their capacity to carry the appropriate inventory levels to meet certain customers’ needs.

Asset-Light Business Model. We maintain an asset-light business model to maximize our profitability and operational flexibility. Our model results in high operating leverage, as evidenced by our $2.3 million in pro forma sales per employee for the year ended December 31, 2010. Our OCTG Segment operates one facility while leveraging the storage and transportation capabilities of over 50 trusted third party service providers to serve customers in the U.S. Our E&I Segment serves over 1,500 global customers through 24 distribution facilities strategically located throughout the world. We often enter new geographic areas of energy infrastructure development in conjunction with service to existing clients and working with third party service providers. In doing so, we are able to efficiently and quickly introduce our specialty products and technical expertise into new regions of high demand with minimal capital investment.

Experienced and Incentivized Management Team. Our senior managers have significant industry experience, averaging over 25 years, across upstream, midstream and downstream energy end-markets in the diverse geographies we serve and in the manufacture of the products we distribute. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with those of our stockholders. Following completion of this offering and as a result of the Reorganization, our management and employees would own approximately         % of our Class A common stock in the aggregate, assuming all such persons exchange their limited partnership units in EM II LP for shares of our Class A common stock.

Our Business Strategies

Our goal is to be the leading distributor of specialty steel products to the global energy sector. We intend to achieve this goal through the following strategies:

Expand Business with Existing Customers. We strive to introduce our customers to the entirety of our product portfolio on a global basis. Our experienced and knowledgeable sales force is trained to capture additional share of our customers’ overall spending on specialty steel products. Opportunities to expand business with our customers include capitalizing on new product sales and cross-selling opportunities across all of a customer’s operations in different end-markets and geographies, further penetration of existing customers’ Projects, Drilling programs and MRO supply requirements and leveraging our platform to address our customers’ global needs.

We believe our proven ability to deliver our specialized products to address complex customer needs in a timely fashion differentiates us from our competitors and facilitates our ability to drive additional business with our current customer base.

Grow Business in Select New and Existing Markets. We intend to exploit opportunities for profit and margin expansion within our existing core markets, as well as in new geographies and end-markets. We expect to capitalize on the increasing demand for energy by leveraging our suite of capabilities and reputation as a market leader to drive new customer acquisitions. We plan to achieve this goal in part by selectively enhancing our presence in geographies where significant investments in energy infrastructure are being made. Notably, we believe our specialty product offering positions us well to take advantage of the development of previously underexploited unconventional onshore and deepwater offshore resources. We also plan to expand our presence in new end-markets outside of oil and natural gas that are characterized by difficult operating environments and have similar demand for our technical expertise and highly engineered specialty products.

We also plan to selectively expand our global footprint through our asset-light model in order to maximize our ability to meet evolving customer needs. We believe our platform is highly flexible, as we are able to rapidly address areas of new demand through the addition of satellite offices, representative offices and third party stocking facilities. These means of expansion require minimal capital investment, while enabling us to deliver our full suite of capabilities. We use our asset-light profile to quickly adjust our geographic priorities according to changes in secular demand trends in our target markets.

Continue to Pursue Strategic Acquisitions and Investments. We intend to continue to grow our business through selective acquisitions, joint ventures and other strategic investments. Our proven ability to identify and integrate significant and bolt-on opportunities has been a critical factor in the creation of the existing Edgen

Group. Between 2005 and 2009, we executed five acquisitions for a total consideration of approximately $360.0 million. These acquisitions, coupled with the consolidation of B&L which will occur in connection with the Reorganization, have facilitated the growth of Edgen Group from predecessor sales of $322.3 million for the year ended 2005 to pro forma sales of $1.2 billion for the nine months ended September 30, 2011. We apply a strict set of evaluation criteria to ensure that all investments are consistent with our strategic priorities. We anticipate that our investments will expand our product offering, customer base, supplier relationships, and in certain instances, our end-market exposure.

Formation of Edgen Group and the Reorganization

Edgen Group was incorporated in December 2011 in Delaware and is the issuer in this offering. In connection with the completion of this offering:

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Edgen Group will become our new parent holding company and will be controlled by Edgen Holdings LLC, or Edgen Holdings, which will control us through its ownership of all of the Class B common stock of Edgen Group. Edgen Holdings, in turn, will be controlled by affiliates of JCP.

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Approximately     % of the partnership interests of EM II LP will be owned by JCP and other existing investors in EM II LP, which we refer to collectively as the Continuing Holders, and     % will be owned by Edgen Group. The general partner of EM II LP will become Edgen GP LLC, or New GP, a newly formed limited liability company wholly-owned by Edgen Group.

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The Continuing Holders will have a right, which we refer to as the Exchange Right, to exchange their limited partnership units in EM II LP and the shares of Class B common stock of Edgen Group held by Edgen Holdings for cash or, if Edgen Group so elects, Class A common stock of Edgen Group and, in both cases, payments under a tax receivable agreement.

■	B&L will become wholly owned by EM II LP.

■	EMGH Limited will become a subsidiary of Edgen Murray Corporation, or EMC.

The holders of limited partnership units of EM II LP will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of EM II LP. Net profits and net losses of EM II LP will generally be allocated to its limited partners pro rata in accordance with the percentages of their unit ownership. The limited partnership agreement of EM II LP will provide for cash distributions to the holders of limited partnership units of EM II LP if we determine that the taxable income of EM II LP will give rise to taxable income for its limited partners. In accordance with the limited partnership agreement of EM II LP, we intend to cause EM II LP to make cash distributions to the limited partners of EM II LP, including Edgen Group, for purposes of funding their tax obligations in respect of the income of EM II LP that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of EM II LP allocable to such limited partner multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

The following diagram illustrates our summary organizational structure after the completion of the Reorganization and this offering:

Summary Organizational Structure

Jefferies & Company, Inc.

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the stock purchased by it in this offering. See “Underwriting—Commission and Expenses.” The parent company of Jefferies & Company, Inc. is Jefferies Group, Inc., or Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is the President of the general partner of Fund IV and one of the managing members of JCP. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV and also serves as a lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is the Executive Vice President of the general partner of Fund IV, one of the managing members of JCP and one of our directors, and Mr. Nicholas Daraviras is a Managing Director of JCP and one of our directors. See “Certain Relationships and Related Person Transactions” and “Underwriting—Affiliations and Conflicts of Interest.”

Risk Factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider, among other things, the following risks as well as those more fully described in the “Risk Factors” section beginning on page 18 of this prospectus and all of the other information set forth in this prospectus, before deciding to invest in our Class A common stock:

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Volatility in the global energy infrastructure market, and, in particular, a significant decline in oil and natural gas prices and refining margins, has in the past reduced, and could in the future reduce, the demand for our products, which could cause our sales and margins to decrease.

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The prices we pay and charge for steel products, and the availability of steel products generally, may fluctuate due to a number of factors beyond our control, which could materially and adversely affect the value of our inventory, business, financial condition, results of operations and liquidity.

■	Our business is sensitive to economic downturns and adverse credit market conditions, which could adversely affect our business, financial condition, results of operations and liquidity.

■	We may experience unexpected supply shortages.

■

We maintain an inventory of products for which we do not have firm customer orders. As a result, if prices or sales volumes decline, our profit margins and results of operations could be adversely affected.

■	Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

■

We rely on our steel suppliers to meet the required specifications for the steel we purchase from them, and we may have unreimbursed losses arising from our suppliers’ failure to meet such specifications.

■	Loss of key suppliers or reduced product availability could decrease our sales volumes and overall profitability.

■	Loss of third-party transportation providers upon which we depend or conditions negatively affecting the transportation industry could increase our costs and disrupt our operations.

■	Our global operations, in particular those in emerging markets, are subject to various risks which could have a material adverse effect on our business, results of operations and financial condition.

■	Concentration of ownership among our existing executives, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Company Information

Edgen Group Inc. is incorporated as a Delaware corporation and maintains its principal executive offices at 18444 Highland Road, Baton Rouge, Louisiana 70809. Our telephone number is (225) 756-9868. We maintain a web site at www.            .com. Our web site and the information contained thereon or connected thereto is not incorporated into this prospectus or the registration statement of which this prospectus forms a part and is provided as an inactive textual reference. You should not rely on any such information in making your decision whether to purchase our securities.

Certain Trademarks

This prospectus includes trademarks, such as “Edgen Murray,” “Bourland & Leverich” and the Edgen Group logo, which are protected under applicable intellectual property laws and are our property and/or the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

THE OFFERING

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Class A common stock to be outstanding immediately after this offering	shares (assuming no exercise of the underwriters’ over-allotment option).

Class B common stock to be outstanding immediately after this offering	shares.

Selling Stockholders

See “Principal and Selling Stockholders” for information regarding the selling stockholders who are participating in this offering.

Over-Allotment Option

The selling stockholders have granted to the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to                  additional shares of our common stock to cover over-allotments, if any. The information presented in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Use of Proceeds

We estimate that the net proceeds we will receive from this offering will be approximately $             million, after deducting the estimated underwriting discounts and commissions and the estimated offering fees and expenses payable by us and assuming an initial public offering price of $             per share, which is the mid-point of the price range set forth on the cover page of this prospectus. We intend to use such net proceeds to purchase additional limited partnership interests in EM II LP which will be used to repay certain amounts outstanding under B&L’s term loan and revolving credit facility and a note payable issued to the former owner of B&L Predecessor and to redeem a portion of EMC’s senior secured notes. Jefferies & Company, Inc. is a holder of a portion of EMC’s senior secured notes, and Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., is the administrative agent and a lender under B&L’s term loan facility. As a result, Jefferies & Company, Inc. and its affiliates will receive approximately $         million of the net proceeds from this offering used to redeem a portion of EMC’s senior secured notes and to repay B&L’s term loan, or more than     % of the net proceeds of this offering. Due to such redemption and repayment, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. This rule requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement and this prospectus.            has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended, or the Securities Act, specifically including those inherent in Section 11 of the Securities Act. See “Underwriting—Affiliations and Conflicts of Interest.” We will not receive any of the proceeds from the sale of our shares by the selling stockholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., which is an underwriter in this offering. See “Underwriting—Relationships.”

Risk Factors

Investing in our Class A common stock involves a high degree of risk. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical consolidated financial statements of our predecessor EM II LP as well as those of B&L and B&L Predecessor, and the related notes thereto, and the unaudited pro forma condensed combined financial information included elsewhere in this prospectus, before investing in our Class A common stock.

Lock-up Agreements

Our directors, executive officers and substantially all of the holders of our outstanding common stock have agreed with the underwriters, subject to limited exceptions, not to sell, transfer or dispose of any of our shares for a period of 180 days after the date of this prospectus. See the information under the caption “Underwriting— No Sales of Similar Securities” for additional information.

Proposed New York Stock Exchange symbol

We have applied to list our Class A common stock on the NYSE under the symbol “EDG.” Our Class A common stock will not be listed on any other exchange or traded on any other automated quotation system. Our Class B common stock will not be listed on any exchange or traded on any automated quotation system.

Shares Outstanding

The number of shares of our common stock to be outstanding following this offering is based on              shares of our common stock outstanding on a pro forma basis after giving effect to the Reorganization, but excludes                  shares of Class A common stock reserved for issuance under our equity incentive plans, of which options to purchase                  shares will be outstanding after the Reorganization at a weighted average exercise price of $             per share and                      shares of Class A common stock reserved for issuance upon the exercise of the Exchange Right by Edgen Holdings and the Continuing Holders.

Unless otherwise stated, information in this prospectus (except for the historical financial statements) assumes:

■	the completion of the Reorganization;

■	that our amended and restated certificate of incorporation, which we will file in connection with the completion of this offering, is in effect;

■	no exercise of any options to acquire shares of our Class A common stock; and

■	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables present certain summary historical consolidated financial data and other data of our predecessor EM II LP for each of the years ended December 31, 2010, 2009 and 2008 and for the nine months ended September 30, 2011 and 2010, and certain pro forma combined financial information of Edgen Group for the fiscal year ended December 31, 2010 and the nine months ended September 30, 2011. The data set forth below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information,” each of which is contained elsewhere in this prospectus, and the consolidated financial statements of EM II LP, the consolidated financial statements of B&L and the combined financial statements of B&L Predecessor, each of which is contained elsewhere in this prospectus.

The Reorganization will be consummated concurrently with the completion of this offering, and as a result, our future results of operations will include the results of operations of B&L. We have determined that after the Reorganization, EM II LP will be our predecessor and, as a result, have included summary historical consolidated financial data of EM II LP. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and the summary historical consolidated balance sheet data of EM II LP as of December 31, 2010 and 2009 and as of September 30, 2011 are derived from the audited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated statement of operations and other financial data of EM II LP for the nine months ended September 30, 2010 are derived from the unaudited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated balance sheet data of EM II LP as of December 31, 2008 are derived from the audited consolidated financial statements of EM II LP that are not included in this prospectus.

The summary unaudited pro forma financial data have been prepared to give effect to the Reorganization and this offering and the application of net proceeds therefrom as if they occurred on January 1, 2010. Assumptions underlying the pro forma adjustments are described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” contained elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Please see “Unaudited Pro Forma Condensed Combined Financial Information — Notes to the Unaudited Pro Forma Condensed Combined Financial Information” for a more detailed discussion of how pro forma adjustments are presented in our unaudited pro forma condensed combined financial information. The summary unaudited pro forma financial data are provided for informational purposes only. The summary unaudited pro forma financial data do not purport to represent what our results of operations actually would have been if the Reorganization and this offering, and the application of the net proceeds therefrom had occurred at any date, nor do such data purport to project the results of operations for any future period.

EDGEN GROUP INC.

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

	PRO FORMA NINE MONTHS ENDED SEPTEMBER 30,	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Statement of Operations (in thousands)
Sales	$1,199,282	$1,255,149
Gross profit (exclusive of depreciation and amortization)	155,766	166,632
Income (loss) from operations	62,388	(12,738)
Net loss	(3,587)	(62,341)
BASIC AND DILUTED EARNINGS PER SHARE:
Net loss	(3,587)	(62,341)
Number of public shares used in denominator
Basic and diluted earnings per share—public

	PRO FORMA AS OF SEPTEMBER 30, 2011
	(1)
Balance Sheet Data (in thousands)
Cash and cash equivalents	$
Working capital
Property, plant and equipment—net
Total assets
Long term debt and capital leases
Total deficit

	PRO FORMA NINE MONTHS ENDED SEPTEMBER 30,	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Other Financial Data (in thousands)
EBITDA	$91,026	$22,910
Adjusted EBITDA	91,117	86,268

	PRO FORMA NINE MONTHS ENDED SEPTEMBER 30,	PRO FORMA YEAR ENDED DECEMBER 31,
	2011	2010
	(1)	(1)
Reconciliation of GAAP pro forma net income (loss) to non-GAAP pro forma EBITDA and non-GAAP pro forma Adjusted EBITDA
NET INCOME (LOSS)	$(3,587)	$(62,341)
Income tax expense (benefit)	3,315	(22,125)
Interest expense—net	64,517	72,525
Depreciation and amortization expense	26,781	34,851

EBITDA	$91,026	$22,910

Impairment of goodwill (2)	—	62,805
Equity—based compensation (3)	1,948	1,350
Other (income) expense (4)	(1,857)	(797)

ADJUSTED EBITDA	$91,117	$86,268

(1)

The pro forma statement of operations, balance sheet and other financial data give effect to the Reorganization and the issuance of                  shares of our Class A common stock at an issuance price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering to purchase additional limited partnership interests in EM II LP which will be used by EM II LP to repay certain outstanding indebtedness. For a detailed presentation of this unaudited pro forma statement of operations and balance sheet data, including a description of the transactions and assumptions underlying the pro forma adjustments giving rise to these results, see “Unaudited Pro Forma Condensed Combined Financial Information” elsewhere in this prospectus.

(2)

The year ended December 31, 2010 includes an impairment charge to goodwill of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below the carrying value.

(3)	Includes non-cash compensation expense related to the issuance of equity-based awards.
(4)	Other (income) expense primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items.

We use EBITDA and Adjusted EBITDA in our business operations to, among other things, evaluate the performance of our operating segments, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We find these measures to be useful tools to assist us in evaluating financial performance because it eliminates items related to capital structure, taxes and certain non-cash charges. Our non-GAAP financial measures are not considered as alternatives to GAAP measures such as net income, operating income, net cash flows provided by operating activities or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP financial measures may not be comparable to similarly-titled measures of other companies because they may not calculate such measures in the same manner as we do. We define EBITDA as net income or loss, plus interest expense, provision for income taxes, depreciation, amortization and accretion expense. We define Adjusted EBITDA as net income or loss minus equity earnings from unconsolidated affiliates, plus distributions received from unconsolidated affiliates, interest expense, provision for income taxes, depreciation, amortization and accretion expense, transaction costs, strategic inventory liquidation sales and inventory lower of cost or market adjustments, loss on prepayment of debt, impairment of goodwill, equity based compensation and unrealized foreign currency exchange gains and losses.

EBITDA and Adjusted EBITDA are commonly used as supplemental financial measures by management and external users of our financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess: (1) our financial performance without regard to financing methods, capital structures or historical cost basis and other items that we do not believe are indicative of our core operating performance and (2) our ability to generate cash sufficient to pay interest and support our indebtedness. Since EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income or loss and because these measures may vary among other companies, the EBITDA and Adjusted EBITDA data presented in this prospectus may not be comparable to similarly titled measures of other companies. The GAAP measure most directly comparable to EBITDA and Adjusted EBITDA is net income (loss). The tables set forth above and below provide reconciliations of these non-GAAP financial measure to their most directly comparable financial measure calculated and presented in accordance with GAAP.

EDGEN MURRAY II, L.P. (OUR PREDECESSOR)

SUMMARY FINANCIAL DATA

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009	2008	2011	2010
Statement of Operations (in thousands)
Sales	$627,713	$773,323	$1,265,615	$652,949	$454,418
Gross profit (exclusive of depreciation and amortization)	90,906	100,728	267,675	99,897	67,512
Income (loss) from operations	(57,424)	9,899	154,293	28,584	(60,869)
Net income (loss)	(98,288)	(20,889)	73,227	(18,149)	(87,233)

	DECEMBER 31,			SEPTEMBER 30,
	2010	2009	2008	2011	2010
Balance Sheet Data (in thousands)
Cash and cash equivalents	$62,478	$65,733	$41,708	$11,906	$38,650
Working capital	216,684	262,745	309,569	212,608	220,517
Property, plant and equipment—net	49,287	43,342	42,703	46,263	52,019
Total assets	464,020	563,460	742,086	481,762	476,364
Long term debt and capital leases	479,811	483,503	518,013	480,184	478,488
Total deficit	(131,262)	(29,779)	(36,539)	(148,410)	(118,804)

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2010	2009	2008	2011	2010
Other Financial Data (in thousands)
EBITDA	$(35,936)	$23,959	$175,950	$48,573	$(45,109)
Adjusted EBITDA	26,661	70,564	183,494	45,861	17,586
Reconciliation of GAAP net income (loss) to non-GAAP EBITDA and non-GAAP Adjusted EBITDA
NET INCOME (LOSS)	$(98,288)	$(20,889)	$73,227	$(18,149)	$(87,233)
Income tax expense (benefit)	(22,125)	(22,373)	35,124	3,315	(21,086)
Interest expense—net	64,208	47,085	45,040	47,516	48,153
Depreciation and amortization expense	20,269	20,136	22,559	15,891	15,057

EBITDA	$(35,936)	$23,959	$175,950	$48,573	$(45,109)

Strategic inventory liquidation sales (1)	—	12,656	—	—	—
Lower of cost or market adjustments to inventory (2)	—	22,469	4,456	—	—
Transaction costs (3)	—	3,339	—	364	—
Equity in earnings of unconsolidated affiliate (4)	(1,029)	—	—	(2,645)	(460)
Loss on prepayment of debt (5)	—	7,523	—	—	—
Impairment of goodwill (6)	62,805	—	—	—	62,805
Equity based compensation (7)	1,011	2,065	2,186	1,022	593
Other (income) expense (8)	(190)	(1,447)	902	(1,453)	(243)

ADJUSTED EBITDA	$26,661	$70,564	$183,494	$45,861	$17,586

(1)

The year ended December 31, 2009 includes a loss of $12.7 million due to strategic inventory liquidation (at prices below cost) of inventory primarily related to products for the North American midstream oil and natural gas market.

(2)

The years ended December 31, 2009 and 2008 include an inventory write-down of $22.5 million and $4.5 million, respectively, related to selling prices falling below our predecessor’s average cost of inventory in some of the markets it served.

(3)

Transaction costs for the year ended December 31, 2009 includes $3.3 million of accumulated registration costs expensed during the period and $0.4 million for the nine months ended September 30, 2011 associated with this offering.

(4)	Represents adjustment for the equity in earnings as a result of our predecessor’s 14.5% ownership in B&L.-

(5)	Includes prepayment penalties and the expensing of previously deferred debt issuance costs as a result of the repayment of term loans during the year ended December 31, 2009.
(6)	The year ended December 31, 2010 includes a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below the carrying value.
(7)	Includes non-cash compensation expense related to the issuance of equity based awards.
(8)	Other (income) expense primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items.

RISK FACTORS

An investment in our Class A common stock involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our Class A common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline and you may lose all or part of your original investment.

Risks relating to our business

Volatility in the global energy infrastructure market, and, in particular, a significant decline in oil and natural gas prices and refining margins, has in the past reduced, and could in the future reduce, the demand for our products, which could cause our sales and margins to decrease.

Proceeds from the sale of products to the global energy infrastructure market constitute a significant portion of our sales. As a result, we depend upon the global energy infrastructure market, and in particular the oil and natural gas industry, and upon the ability and willingness of industry participants to make capital expenditures to explore for, develop and produce, transport, process and refine oil and natural gas. The industry’s willingness to make these expenditures depends largely upon the availability of attractive drilling prospects, regulatory requirements and limitations, the prevailing view of future oil and natural gas prices, refinery margins and general economic conditions. As we experienced in 2009, 2010 and continuing into 2011, volatile oil and natural gas prices can lead to variable capital expenditures and infrastructure project spending by industry participants, which in turn can affect the demand for our products. Further sustained decreases in capital expenditures in the oil and natural gas industry could have a material adverse effect on our business, financial condition and results of operations. Many factors affect the supply of and demand for oil and natural gas and refined products, thereby affecting our sales and margins, including:

■	the level of U.S. and worldwide oil and natural gas production;

■	the level of U.S. and worldwide supplies of, and demand for, oil, natural gas and refined products;

■	the discovery rates of new oil and natural gas resources;

■	the expected cost of delivery of oil, natural gas and refined products;

■

the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy, which may restrict exploration and development prospects;

■	U.S. and worldwide refinery utilization rates;

■	the amount of capital available for development and maintenance of infrastructure related to oil, gas and refined products;

■	changes in the cost or availability of transportation infrastructure and pipeline capacity;

■	levels of oil and natural gas exploration activity;

■	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries to set and maintain production levels and pricing;

■	the impact of political instability, terrorist activities, piracy or armed hostilities involving one or more oil and natural gas producing nations;

■	pricing and other actions taken by competitors that impact the market;

■	the failure by industry participants to implement planned capital projects successfully or to realize the benefits expected for those projects;

■	the cost of, and relative political momentum in respect of, developing alternative energy sources;

■

U.S. and non-U.S. governmental laws and regulations, especially anti-bribery law enforcement in underdeveloped nations, environmental and safety laws and regulations (including mandated changes in fuel consumption and specifications), trade laws, commodities and derivatives trading regulations and tax policies;

■	technological advances in the oil and natural gas industry;

■	natural disasters, including hurricanes, tsunamis, earthquakes and other weather-related events; and

■	the overall global economic environment.

Oil and natural gas prices and processing and refining margins have been and are expected to remain volatile. This volatility may cause our customers to change their strategies and capital expenditure levels. We are experiencing, have experienced in the past and may experience in the future, significant fluctuations in our business, financial condition and results of operations, based on these changes. In particular, such continued volatility in the oil, natural gas and refined products margins and markets more generally could materially and adversely affect our business, consolidated financial condition, results of operations and liquidity.

The prices we pay and charge for steel products, and the availability of steel products generally, may fluctuate due to a number of factors beyond our control, which could materially and adversely affect the value of our inventory, business, financial condition, results of operations and liquidity.

We purchase large quantities of steel products from our suppliers for distribution to our customers. The steel industry as a whole is cyclical and at times pricing and availability of these products change depending on many factors outside of our control, such as general global economic conditions, competition, consolidation of steel producers, cost and availability of raw materials necessary to produce steel (such as iron ore, coking coal and steel scrap), production levels, labor costs, freight and shipping costs, natural disasters, political instability, import duties, tariffs and other trade restrictions, currency fluctuations and surcharges imposed by our suppliers.

We seek to maintain our profit margins by attempting to increase the prices we charge for our products in response to increases in the prices we pay for them. However, demand for our products, the actions of our competitors, our contracts with certain of our customers and other factors largely out of our control will influence whether, and to what extent, we can pass any such steel cost increases and surcharges on to our customers. We may be unable to pass increased supply costs on to our customers because a portion of our sales are derived from stocking program arrangements, contracts and MRO arrangements which provide certain customers time limited price protection, which may obligate us to sell products at a set price for a specific period or because of general competitive conditions. If we are unable to pass on higher costs and surcharges to our customers, or if we are unable to do so in a timely manner, our business, financial condition, results of operations and liquidity could be materially and adversely affected.

Alternatively, if the price of steel decreases significantly or if demand for our products decreases because of increased customer, manufacturer or distributor inventory levels of specialty steel pipe, pipe components, high yield structural steel products and valves, we may be required to reduce the prices we charge for our products to remain competitive. These factors may affect our gross profit and cash flow and may also require us to write-down the value of inventory on hand that we purchased prior to the steel price decreases, which could materially and adversely affect our business, financial condition, results of operations and liquidity. For example, on a pro forma basis, we had inventory write-downs of $0.3 million and $61.7 million for the years ended December 31, 2010 and 2009, respectively, related to selling prices falling below the average cost of inventory in some of the markets we serve, including the U.S. and the Middle East. Although neither our predecessor nor B&L had any inventory write-downs during the nine months ended September 30, 2011, there can be no assurances such write-downs will not occur in the future.

Our business could also be negatively impacted by the importation of lower-cost specialty steel products into the U.S. market. An increase in the level of imported lower-cost products could adversely affect our business to the extent that we then have higher-cost products in inventory or if prices and margins are driven down by increased supplies of such products. These events could also have a material adverse effect on our profit margins and results of operations. These risks may be heightened if recently imposed tariffs on certain imported competing products and OCTG are reduced, eliminated or allowed to expire.

In addition, the domestic metals production industry has experienced consolidation in recent years. Further consolidation could result in a decrease in the number of our major suppliers or a decrease in the number of alternative supply sources available to us, which could make it more likely that termination of one or more of our relationships with major suppliers would result in a material adverse effect on our business, financial condition, results of operations or cash flows. Consolidation could also result in price increases for the products that we purchase. Such price increases could have a material adverse effect on our business, financial condition, results of operations or cash flows if we were not able to pass these price increases on to our customers.

We may experience unexpected supply shortages.

We distribute products from a wide variety of vendors and suppliers. In the future we may have difficulty obtaining the products we need from suppliers and manufacturers as a result of unexpected demand or production difficulties. Also, products may not be available to us in quantities sufficient to meet customer demand. Failure to fulfill customer orders in a timely manner could have an adverse effect on our relationships with these customers. Our inability to obtain products from suppliers and manufacturers in sufficient quantities to meet demand could have a material adverse effect on our business, results of operations and financial condition.

We maintain an inventory of products for which we do not have firm customer orders. As a result, if prices or sales volumes decline, our profit margins and results of operations could be adversely affected.

Our profitability, margins and cash flows may be negatively affected if we are unable to sell our inventory in a timely manner. Because we maintain substantial inventories of specialty steel products for which we do not have firm customer orders, there is a risk that we will be unable to sell our existing inventory at the volumes and prices we expect. For example, the value of our inventory could decline if the prices we are able to charge our customers decline. In that case, we may experience reduced margins or losses as we dispose of higher-cost products at reduced market prices. For instance, during the fiscal year ended December 31, 2009, our predecessor incurred losses of $12.7 million due to strategic inventory liquidation (at prices below cost) of inventory related primarily to products for the North American midstream oil and natural gas market. Although neither our predecessor nor B&L incurred significant losses related to inventory liquidation during the nine months ended September 30, 2011, there can be no assurance that such losses will not occur in the future.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

Our ten largest customers accounted for approximately 35% of our pro forma sales for the nine months ended September 30, 2011. We may lose a customer for any number of reasons, including as a result of a merger or acquisition, the selection of another provider of specialty steel products, business failure or bankruptcy of the customer, or dissatisfaction with our performance. Consistent with industry practice, we do not have long-term contracts with most of our major customers. Our customers with whom we do not have long-term contracts have the ability to terminate their relationships with us at any time. Moreover, to the extent we have long-term contracts with our major customers, these contracts generally may be discontinued with 30 days notice by either party, are not exclusive and do not require minimum levels of purchases. Loss of these customers could adversely affect our business, results of operations and cash flow.

Our business is sensitive to economic downturns and adverse credit market conditions, which could adversely affect our business, financial condition, results of operations and liquidity.

Aspects of our business, including demand for and availability of our products, are dependent on, among other things, the state of the global economy and adverse conditions in the global credit markets. Our business has been affected in the past and may be affected in the future by the following:

■	our customers may reduce or eliminate capital expenditures as a result of reduced demand from their customers;

■

our customers may not be able to obtain sufficient funding at a reasonable cost or at all as a result of tightening credit markets, which may result in delayed or cancelled projects or maintenance expenditures;

■	our customers may not be able to pay us in a timely manner, or at all, as a result of declines in their cash flows or available credit;

■

we may experience supply shortages for certain products if our suppliers reduce production as a result of reduced demand for their products or as a result of limitations on their ability to access credit for their operations;

■	we may experience tighter credit terms from our suppliers, which could increase our working capital needs and potentially reduce our liquidity; and

■	the value of our inventory could decline if the sales prices we are able to charge our customers decline.

As a result of these and other effects, economic downturns such as the one we recently experienced have, and could in the future, materially and adversely affect our business, financial condition, results of operations and liquidity.

In addition, market disruptions, such as the recent global economic recession, could adversely affect the creditworthiness of lenders under our debt facilities. Any reduced credit availability under our revolving credit facilities could require us to seek other forms of liquidity through financing in the future and the availability of such financing will depend on market conditions prevailing at that time.

We rely on our suppliers to meet the required specifications for the products we purchase from them, and we may have unreimbursed losses arising from our suppliers’ failure to meet such specifications.

We rely on our suppliers to provide mill certifications that attest to the specifications and physical and chemical properties of the steel products that we purchase from them for resale. We generally do not undertake independent testing of any such steel but rely on our customers or assigned third-party inspection services to notify us of any products that do not conform to the specifications certified by the mill or equipment fabricators. We may be subject to customer claims and other damages if products purchased from our suppliers are deemed to not meet customer specifications. These damages could exceed any amounts that we are able to recover from our suppliers or under our insurance policies. Failure to provide products that meet our customer’s specifications would adversely affect our relationship with such customer, which could negatively impact our business and results of operations.

Loss of key suppliers could decrease our sales volumes and overall profitability.

For the nine months ended September 30, 2011, our ten largest suppliers accounted for approximately 66% of our pro forma purchases and our single largest supplier accounted for approximately 26% of our pro forma purchases. Consistent with industry practice, we do not have long-term contracts with most of our suppliers. Therefore, most of our suppliers have the ability to terminate their relationships with us or reduce their planned allocations of product to us at any time. The loss of any of these suppliers due to merger or acquisition, business failure, bankruptcy or other reason could put us at a competitive disadvantage by decreasing the availability or increasing the prices, or both, of products we distribute, which in turn could result in a decrease in our sales volumes and overall profitability.

Loss of third-party transportation providers upon which we depend, failure of such third-party transportation providers to deliver high quality service or conditions negatively affecting the transportation industry could increase our costs and disrupt our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions could increase our costs and disrupt our operations and our ability to deliver products to our customers on a timely basis. We cannot predict whether or to what extent any of these factors would affect our costs or otherwise harm our business. In addition, the failure of our third-party transportation providers to provide high quality customer service when delivering product to our customers would adversely affect our reputation and our relationship with our customers and could negatively impact our business and results of operations.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices, sales volumes and results of operations.

We operate in a highly competitive industry and compete against a number of other market participants, some of which have significantly greater financial, technological and marketing resources than we do. We compete primarily on the basis of pricing, availability of specialty products and customer service. We may be unable to compete successfully with respect to these or other competitive factors. If we fail to compete effectively, we could lose market share to our competitors. Moreover, our competitors’ actions could have an adverse effect on our selling prices and sales volume. To compete for customers, we may elect to lower selling prices or offer increased services at a higher cost to us, each of which could reduce our sales, margins and earnings. There can be no assurance that we will be able to compete successfully in the future, and our failure to do so could adversely affect our business, results of operations and financial condition.

Loss of key management or sales and customer service personnel could harm our business.

Our future success depends to a significant extent on the skills, experience and efforts of management. While we have not experienced problems in the past attracting and retaining members of our management team, the loss of any or all of these individuals could materially and adversely affect our business. We do not carry key-man life insurance on any member of management other than a policy inherited by us for our Chief Operating Officer, Craig S. Kiefer. We must continue to develop and retain a core group of individuals if we are to realize our goal of continued expansion and growth. We cannot assure you that we will be able to do so in the future.

Because of the specialized nature of our products and services, generally only highly qualified and trained sales and customer service personnel have the necessary skills to market our products and provide product support to our customers. Such employees develop relationships with our customers that could be damaged or lost if these employees are not retained. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified sales and customer service personnel could materially and adversely affect our business. In particular, our efforts to continue expansion internationally will be dependent on our ability to continue to hire and train a skilled and knowledgeable sales force to attract customers in these markets. In addition, a significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. The actual occurrence of any of these events could appreciably increase our cost structure and, as a result, materially impair our growth potential and our results of operations.

The development of alternatives to steel product distributors in the supply chain in the industries in which we operate could cause a decrease in our sales and results of operations and limit our ability to grow our business.

If our customers were to acquire or develop the capability and desire to purchase products directly from our suppliers in a competitive fashion, it would likely reduce our sales volume and overall profitability. Our suppliers also could expand their own local sales forces, marketing capabilities and inventory stocking capabilities and sell more products directly to our customers. Likewise, customers could purchase from our suppliers directly in situations where large orders are being placed and where inventory and logistics support planning are not necessary in connection with the delivery of the products. These and other actions that remove us from, limit our role in, or reduce the value that our services provide in the distribution chain could materially and adversely affect our business, financial condition and results of operations.

Our customers that are pursuing unconventional or offshore oil and natural gas resources, or that are using new drilling and extraction technologies, such as horizontal drilling and hydraulic fracturing, could face regulatory, political and economic challenges that may result in increased costs and additional operating restrictions or delays as well as adversely affect our business and operating results.

The pursuit of unconventional oil and natural gas resources, the expansion of offshore drilling and exploration, as well as new drilling and extraction technologies, including hydraulic fracturing and horizontal drilling, have received significant regulatory and political focus. Hydraulic fracturing is an essential technology for the development and production of unconventional oil and natural gas resources. The hydraulic fracturing process in the U.S. is typically subject to state and local regulation, and has been exempt from federal regulation since 2005 pursuant to the federal Safe Drinking Water Act (except when the fracturing fluids or propping agents contain diesel fuels). Public concerns have been raised regarding the potential impact of hydraulic fracturing on drinking water. Two companion bills, known collectively as the Fracturing Responsibility and Awareness of Chemicals Act, or FRAC Act, have been introduced before the U.S. Congress that would repeal the Safe Drinking Water Act exemption and otherwise restrict hydraulic fracturing. If enacted, the FRAC Act could result in additional regulatory burdens such as permitting, construction, financial assurance, monitoring, recordkeeping and plugging and abandonment requirements. The FRAC Act also proposes requiring the disclosure of chemical constituents used in the hydraulic fracturing process to state or federal regulatory authorities, who would then make such information publicly available. Several states have enacted similar chemical disclosure regulations. The availability of this information could make it easier for third parties to initiate legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater.

The United States Environmental Protection Agency, or the EPA, is conducting a comprehensive study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the House of Representatives is also conducting an investigation of hydraulic fracturing practices. In August and November 2011, the United States Department of Energy Shale Gas Subcommittee, or DOE, issued two reports on measures that can be taken to reduce the potential environmental impacts of shale gas production. The results of the DOE and EPA studies and House investigation could lead to restrictions on hydraulic fracturing. The EPA is currently working on new interpretive guidance for Safe Drinking Water Act permits that would be required with respect to the oil and natural gas wells that use fracturing fluids or propping agents containing diesel fuels. The EPA has proposed regulations under the federal Clean Air Act in July 2011 regarding certain criteria and hazardous air pollutant emissions from the hydraulic fracturing of oil and natural gas wells and, in October 2011, announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other gas production. In addition, various state and local governments, as well as the United States Department of Interior and certain river basin commissions have taken steps to increase regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure obligations and temporary or permanent bans on hydraulic fracturing in certain local jurisdictions or in environmentally sensitive areas such as watersheds. Any future federal, state or local laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in certain formations. Any decrease in drilling activity resulting from the increased regulatory restrictions and costs associated with hydraulic fracturing, or any permanent, temporary or regional prohibition of the uses of this technology, could adversely affect demand for our products and our results of operations.

In addition to regulatory challenges facing hydraulic fracturing, the process of extracting hydrocarbons from shale formations requires access to water, chemicals and proppants. If any of these necessary components of the fracturing process is in short supply in a particular operating area or in general, the pace of drilling could be slowed, which could reduce demand for the products we distribute.

Another source of oil and natural gas resources facing increased regulation is offshore drilling and exploration. The April 2010 Deepwater Horizon accident in the Gulf of Mexico and its aftermath resulted in increased public scrutiny, including a moratorium on offshore drilling in the U.S. While the moratorium has been lifted, there has been a delay in resuming operations related to drilling offshore in areas impacted by the moratorium and we cannot assure you that operations related to drilling offshore in such areas will reach the same levels that existed prior to the moratorium or that a future moratorium may not arise. In addition, this event has resulted in new and proposed legislation and regulation in the U.S. of the offshore oil and natural gas industry, which may result in substantial increases in costs or delays in drilling or other operations in U.S. waters, oil and natural gas projects potentially becoming less economically viable and reduced demand for our products and services. Other countries in which we operate may also consider moratoriums or increase regulation with respect to offshore drilling. If future moratoriums or increased regulations on offshore drilling or contracting services operations arose in the U.S. or other countries, our customers could be required to cease their offshore drilling activities or face higher operating costs in those areas. These events and any other regulatory and political challenges with respect to unconventional oil and natural gas resources and new drilling and extraction technologies could reduce demand for our products and services and materially and adversely affect our business and operating results.

Changes in the payment terms we receive from our suppliers could have a material adverse effect on our liquidity.

The payment terms we receive from our suppliers are dependent on several factors, including, but not limited to, our payment history with the supplier, the supplier’s credit granting policies, contractual provisions, our credit profile, industry conditions, global economic conditions, our recent operating results, financial position and cash flows and the supplier’s ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, may induce our suppliers to shorten the payment terms of their invoices. For example, as a result of the worldwide economic recession and its impact on steel demand and prices, some of our suppliers have experienced a reduction in trade credit insurance available to them for sales to foreign accounts. This reduction in trade credit insurance has resulted in certain suppliers reducing the available credit they grant to us and/or requiring other forms of credit support, including letters of credit and payment guarantees under the revolving credit facility available to EMC and certain of EM II LP’s non-U.S. subsidiaries, which we refer to as the EM revolving credit facility. Providing this credit support decreases availability under this revolving credit facility. Since we incur costs for trade finance instruments under our revolving credit facilities, this trend has increased our borrowing costs, although not significantly. Given the large amounts and volume of our purchases from suppliers, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our suppliers, and consequently may have a material adverse effect on our business, results of operations and financial condition.

We are a holding company with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Because all of our operations are conducted by our subsidiaries, our cash flow and our ability to repay debt that we currently have and that we may incur after this offering and our ability to pay dividends to our stockholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by our revolving credit agreements and the indenture governing EMC’s senior secured notes. Our revolving credit agreements also limit our ability to allocate cash flow or resources among certain subsidiaries. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Liquidity and Capital Resources—Debt.” In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In particular, EMGH Limited, our principal U.K. subsidiary, may under English law only pay dividends out of distributable profits.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

Risks generally associated with acquisitions, including identifying and integrating future acquisitions, could adversely affect our growth strategy.

A key element of our growth strategy has been, and is expected to be, the pursuit of acquisitions of other businesses that either expand or complement our global platform. However, we cannot assure you that we will be able to consummate future acquisitions because of uncertainty in respect of competition for such acquisitions or, availability of financial resources or regulatory approval, amongst other reasons. Additionally, we cannot assure you that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from such acquisitions. Integrating businesses involves a number of risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, including amortization of acquired assets, challenges in retaining customers, assumption of known or unknown material liabilities or regulatory non-compliance issues and potentially adverse short-term effects on cash flow or operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt to finance future acquisitions, which could increase our leverage. Further, we may face additional risks to the extent that we make acquisitions of international companies or involving international operations, including, among other things, compliance with foreign regulatory requirements, political risks, difficulties in enforcement of third-party contractual obligations and integration of international operations with our domestic operations. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms, if at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

Our global operations, in particular those in emerging markets, are subject to various risks which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to certain risks associated with doing business globally, particularly in emerging markets. Our sales outside of North America represented approximately 20% of our pro forma sales for the nine months ended September 30, 2011. One of our growth strategies is to pursue opportunities for our business in a variety of geographies outside the U.S., which could be adversely affected by the risks set forth below. Our operations are subject to risks associated with the political, regulatory and economic conditions of the countries in which we operate, such as:

■	the burden of complying with multiple and possibly conflicting laws and any unexpected changes in regulatory requirements, including those disrupting purchasing and distribution capabilities;

■

foreign currency exchange controls, import and export restrictions and tariffs, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other trade protection regulations and measures;

■	political risks, including risks of loss due to civil disturbances, acts of terrorism, acts of war, piracy, guerilla activities and insurrection;

■	unstable economic, financial and market conditions and increased expenses as a result of inflation, or higher interest rates;

■	difficulties in enforcement of third-party contractual obligations and collecting receivables through foreign legal systems;

■

foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction;

■	difficulty in staffing and managing international operations and the application of foreign labor regulations;

■	workforce uncertainty in countries where labor unrest is more common than in the U.S.;

■	differing local product preferences and product requirements;

■	fluctuations in currency exchange rates to the extent that our assets or liabilities are denominated in a currency other than the functional currency of the country where we operate;

■

potentially adverse tax consequences from changes in tax laws, requirements relating to withholding taxes on remittances and other payments by subsidiaries and restrictions on our ability to repatriate dividends from our subsidiaries;

■

exposure to liabilities under anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010 and similar laws and regulations in other jurisdictions; and

■	enhanced costs associated with complying with increasing governmental regulation of anti-corruption and anti-money laundering.

Any one of these factors could materially adversely affect our sales of products or services to global customers or harm our reputation, which could materially adversely affect our business, results of operations and financial condition.

Exchange rate fluctuations could adversely affect our results of operations and financial position.

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency exchange rate fluctuations can create volatility in our consolidated financial position, results of operations and/or cash flows. Although we may enter into foreign exchange agreements with financial institutions in order to reduce our exposure to fluctuations in currency exchange rates, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows. Additionally, because our consolidated financial results are reported in U.S. dollars, if we generate net sales or earnings within entities whose functional currency is not the U.S. dollar, the translation of such amounts into U.S. dollars can result in an increase or decrease in the amount of our net sales or earnings. With respect to our potential exposure to foreign currency fluctuations and devaluations, for the nine months ended September 30, 2011, approximately 22% of our pro forma sales originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, a material decrease in the value of these currencies relative to the U.S. dollar may have a negative impact on our reported sales, net income and cash flows. Any currency controls implemented by local monetary authorities in countries where we currently operate could adversely affect our business, financial condition and results of operations.

Due to the global nature of our business, we could be adversely affected by violations of the FCPA, similar anti-bribery laws in other jurisdictions in which we operate, and various international trade and export laws.

The global nature of our business creates various domestic and local regulatory challenges. FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The U.K. Bribery Act 2010 prohibits certain entities from making improper payments to governmental officials and to commercial entities. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. Our global operations require us to import and export to and from myriad countries, which geographically stretches our compliance obligations. To help ensure compliance, our anti-

bribery policy and training on a global basis provide our employees with procedures, guidelines and information about anti-bribery obligations and compliance. Further, we require our partners, subcontractors, agents and others who work for us or on our behalf to comply with anti-bribery laws. We also have procedures and controls in place designed to ensure internal and external compliance. However, such anti-bribery policy, training, internal controls and procedures will not always protect us from reckless, criminal, or unintentional acts committed by our employees, agents or other persons associated with us. If we are found to be in violation of the FCPA, the U.K. Bribery Act 2010 or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our geographic market areas in the southeastern U.S. and APAC are susceptible to tropical storms, or, in more severe cases, hurricanes and typhoons, respectively. Such weather events can disrupt our operations or those of our customers or suppliers, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, suppliers and employees. In 2008 and 2005, Hurricanes Gustav, Ike, Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. As a result of Hurricanes Katrina and Rita, our Louisiana and Texas locations sustained minor physical damage and were closed for a number of days to secure our employees. Our sales order backlog and shipments experienced a temporary decline immediately following the hurricanes.

We cannot predict whether, or to what extent, damage caused by future hurricanes and tropical storms will affect our operations or the economies in those market areas. Such weather events could result in a disruption of our purchasing and distribution capabilities, an interruption of our business that exceeds our insurance coverage, our inability to collect from customers, the inability of our suppliers to provide product, the inability of third-party transportation providers to deliver product and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

We rely on our information technology systems to manage numerous aspects of our business and customer and supplier relationships, and a disruption of these systems could adversely affect our business, financial condition and results of operations.

We depend on our information technology, or IT, systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our suppliers, provide procurement and logistics services, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss, including as a result of natural disasters, computer system and network failures, loss of telecommunications services, operator negligence, loss of data, security breaches and computer viruses. Any such disruption could adversely affect our competitive position and thereby our business, financial condition and results of operations.

Our operations and those of our customers are subject to environmental laws and regulations. Liabilities or claims with respect to environmental matters could materially and adversely affect our business.

Our operations and those of our customers are subject to extensive and frequently changing federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, use, treatment, storage, disposal and remediation of, and exposure to, hazardous materials, substances and wastes. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of fines and penalties, imposition of remedial requirements and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. In addition, certain environmental laws can impose strict, joint and several liability without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous wastes or materials were disposed or released even if the disposals or releases were in compliance with applicable law at the time of those actions.

Our customers operate primarily in the upstream, midstream and downstream end-markets for oil and natural gas, each of which is highly regulated due to high level of perceived environmental risk. Liability under environmental laws and regulations could result in cancellation of or reduction in future oil and natural gas related activity. Future events, such as the discovery of currently unknown contamination or other matters, spills caused by future pipeline ruptures, changes in existing environmental laws and regulations or their interpretation and more vigorous enforcement policies by regulatory agencies, may give rise to additional expenditures or liabilities for our operations or those of our customers, which could impair our operations and adversely affect our business and results of operations.

In addition, various current and likely future federal, state, local and foreign laws and regulations could regulate climate change and the emission of greenhouse gases, particularly carbon dioxide and methane. Future climate change regulation could reduce demand for the use of fossil fuels, which could adversely impact the operations of our customers. We cannot predict the impact that such regulation may have, or that climate change may otherwise have, on our business.

Increased regulatory focus on worker safety and health, including pipeline safety, could subject us and our customers to significant liabilities and compliance expenditures.

Companies undertaking oil and natural gas extraction, processing and transmission infrastructure across the upstream, midstream and downstream end-markets are facing increasingly strict safety requirements as they manage and build infrastructure. As a result, our operations and those of our customers are subject to increasingly strict federal, state, local and foreign laws and regulations governing worker safety and employee health, including pipeline safety and exposure to hazardous materials. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. The Pipeline Inspection, Protection, Enforcement and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. Pipeline safety is subject to state regulation as well as by the Pipeline and Hazardous Materials Safety Administration of the United States Department of Transportation, which, among other things, regulates natural gas and hazardous liquid pipelines. The Pipeline Safety, Regulatory Certainty and Job Creation Act of 2011 bill that would further enhance federal regulation of pipeline safety passed Congress by unanimous consent in December 2011. From time to time, administrative or judicial proceedings or investigations may be brought by private parties or government agencies, or stricter enforcement could arise, with respect to pipeline safety and employee health matters. Such proceedings or investigations, stricter enforcement or increased regulation of pipeline safety could result in fines or costs or a disruption of our operations and those of our customers, all of which could adversely affect our business and results of operations.

We could be subject to personal injury, property damage, product liability, warranty, environmental and other claims involving allegedly defective products that we distribute.

The products we distribute are often used in potentially hazardous applications that could result in death, personal injury, property damage, environmental damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we distribute may result in our being named as a defendant in lawsuits asserting potentially large claims despite our not having manufactured the products alleged to have been defective. We may offer warranty terms that exceed those of the supplier, or we and the supplier may be financially unable to cover the losses and damages caused by any defective products that it manufactured and we distributed. Finally, the third-party supplier may be in a jurisdiction where it is impossible to enforce our rights to obtain contribution in the event of a claim against us.

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, laws and administrative proceedings seeking damages or other remedies arising out of our commercial operations. We maintain insurance to cover our potential exposure for most claims and losses. However, our insurance coverage is subject to various exclusions, self-retentions and deductibles, may be inadequate or unavailable to protect us fully, and may be canceled or otherwise terminated by the insurer. Furthermore, we face the following additional risks under our insurance coverage:

■	we may not be able to continue to obtain insurance coverage on commercially reasonable terms, or at all;

■

we may be faced with types of liabilities that are not covered under our insurance policies, such as damages from environmental contamination or terrorist attacks, and that exceed any amounts we may have reserved for such liabilities;

■	the amount of any liabilities that we may face may exceed our policy limits and any amounts we may have reserved for such liabilities; and

■	we may incur losses resulting from interruption of our business that may not be fully covered under our insurance policies.

Even a partially uninsured claim of significant size, if successful, could materially and adversely affect our business, financial condition, results of operations and liquidity. However, even if we successfully defend ourselves against any such claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business and financial condition.

Our internal controls over financial reporting may not be effective, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on the design and operational effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the Securities and Exchange Commission, or SEC, thereunder, which we refer to as Section 404. We are in the process of documenting and initiating tests of our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We are required to comply with the requirements of Section 404 for our fiscal year ending December 31, 2013. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could adversely affect our results of operations.

We may incur asset impairment charges for goodwill and other indefinite lived intangible assets, which would result in lower reported net income (or higher net losses).

Under accounting principles generally accepted in the U.S., we are required to evaluate our goodwill and other indefinite lived intangible assets for impairment at least annually, and additionally whenever a triggering event occurs that indicates the carrying value may not be recoverable.

During 2010, we performed an interim goodwill impairment analysis that indicated the book value of goodwill for our predecessor’s Americas and United Arab Emirates (UAE) reporting units exceeded their estimated fair value. As a result, our predecessor recorded an impairment charge of $62.8 million, which is reflected in its statement of operations for the year ended December 31, 2010. As of September 30, 2011, there was no goodwill balance remaining at our predecessor’s Americas and UAE reporting units after this impairment charge and a total of $22.9 million of goodwill remained in our predecessor’s U.K. and Singapore reporting units. In connection with the performance of the interim goodwill impairment analysis, tradenames and trademarks were also tested for impairment and no impairment was recorded by our predecessor as the fair value of the tradenames and trademarks exceeded their carrying value at the review date. As of September 30, 2011, the book value of tradenames and trademarks on our pro forma balance sheet was $21.5 million and there were no impairment charges recorded by our predecessor or B&L during the nine months ended September 30, 2011.

In assessing the recoverability of our goodwill and other indefinite lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. Any significant changes to any of these assumptions or factors could have a material impact on the results of our goodwill impairment analysis. If goodwill is determined to be impaired for any of our reporting units now or in the future, a non-cash charge would be required. Any such charge would result in lower reported net income (or higher net losses)

Risks related to our existing indebtedness

We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Subsequent to the Reorganization, we expect that EMC’s senior secured notes, our revolving credit facilities and our other outstanding indebtedness will account for significant cash interest expense in fiscal 2012 and subsequent years. Accordingly, we will have to generate significant cash flow from operations solely to meet our debt service requirements. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing; however, this insufficient cash flow may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all. Furthermore, our equity sponsors have no obligation to provide us with debt or equity financing and we therefore may be unable to generate sufficient cash to service all of our indebtedness.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require additional capital in the future to do the following:

■	fund our operations;

■	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

■	enhance and expand the range of products and services we offer;

■	respond to potential strategic opportunities, such as investments, acquisitions and expansion; and

■	service or refinance our indebtedness.

Because of our high level of outstanding indebtedness, additional financing may not be available on terms favorable to us, or at all. The terms of available financing may restrict our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could adversely affect our ability to compete.

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

Indebtedness under our revolving credit facilities and otherwise is and may be in the future subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. Accordingly, we may experience a negative impact on earnings and/or cash flows as a result of interest rate fluctuation. The actual impact would depend on the amount of floating rate debt outstanding, which fluctuates from time to time. As of September 30, 2011, there were $23.3 million of cash borrowings outstanding under B&L’s revolving credit facility, which we refer to as the BL revolving credit facility, and no cash borrowings outstanding under the EM revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Notwithstanding our current indebtedness levels and restrictive covenants in the agreements governing our indebtedness, we may still be able to incur substantial additional debt, which could exacerbate the risks described above.

We may be able to incur additional debt in the future. Although the agreements governing our existing debt, including the credit agreements for the revolving credit facilities and the indenture governing EMC’s senior secured notes, contain restrictions on our ability to incur indebtedness, those restrictions are subject to a number of exceptions which permit us to incur substantial debt. In addition, if we are able to designate some of our restricted subsidiaries under the indenture governing EMC’s senior secured notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to incur debt outside of the limitations specified in the indenture. Adding new debt to current debt levels or making otherwise restricted payments could intensify the related risks that we and our subsidiaries now face. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Restrictive covenants in the agreements governing our current or future indebtedness could restrict our operating flexibility.

The indenture governing EMC’s senior secured notes and the credit agreements governing our revolving credit facilities contain affirmative and negative covenants that limit our ability and the ability of our subsidiaries to take certain actions. These restrictions may limit our ability to operate our business and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise. The credit agreements governing our revolving credit facilities require us, under certain circumstances, to maintain specified financial ratios including fixed charge coverage ratios and satisfy other financial conditions. Our indenture and the credit agreements governing our revolving credit facilities restrict, among other things, our ability and the ability of certain of our subsidiaries to:

■	incur or guarantee additional debt and issue preferred stock;

■	pay dividends or make other distributions, or repurchase capital stock or subordinated debt;

■	make certain investments and loans;

■	create liens;

■	engage in sale and leaseback transactions;

■	make material changes in the nature or conduct of our business;

■	create restrictions on the payment of dividends and other amounts to us from our subsidiaries;

■	enter into agreements restricting the ability of a subsidiary to make or repay loans to, transfer property to, or guarantee indebtedness of, us or any of our subsidiaries;

■	merge or consolidate with or into other companies;

■	make capital expenditures;

■	transfer or sell assets; and

■	engage in transactions with affiliates.

The breach of any of these covenants by us or the failure by us to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. Furthermore, if we or certain of our subsidiaries experience a specified change of control, a default may occur under the indenture governing EMC’s senior secured notes and the credit agreements governing our revolving credit facilities. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a cross-default under certain of our other outstanding indebtedness and could lead to an acceleration of obligations related to EMC’s senior secured notes and other outstanding indebtedness. Our ability to comply with the provisions of the indenture governing EMC’s senior secured notes, the credit agreements governing our revolving credit facilities and other debt agreements governing other indebtedness we may incur in the future can be affected by events beyond our control and may make it difficult or impossible for us to comply. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

Credit availability under our revolving credit facilities is subject to a borrowing base limitation that fluctuates from time to time and is subject to redetermination.

Our credit availability under our revolving credit facilities could decline if the values of our borrowing bases (which are calculated based on a percentage of eligible inventory and eligible trade accounts receivable, as defined in each of the credit agreements governing the EM revolving credit facility and the BL revolving credit facility) decline, the applicable administrative agents impose reserves in their discretion, our utilization under our revolving credit facilities increases, or for other reasons. The value of one or both of our revolving credit facilities’ borrowing bases could decline if the value of their respective eligible inventory or accounts receivable declines due to economic or market conditions, working capital practices, or otherwise. In addition, the administrative agents under the revolving credit facilities are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation for one or both of our facilities. If our credit availability is less than our utilization under either of the revolving credit facilities, we would be required to repay borrowings and/or cash collateralize outstanding trade finance instruments sufficient to eliminate the deficit.

Furthermore, full credit availability could be limited by the requirement to maintain the fixed charge coverage ratio at or above 1.10 to 1.00 under the BL revolving credit facility, and, under certain circumstances, 1.25 to 1.00 under the EM revolving credit facility because any additional utilization would increase cash interest expense and, all else being equal, decrease our fixed charge coverage ratios. The fixed charge coverage ratio under the EM revolving credit facility could be applicable if the aggregate availability falls below certain thresholds. As of the nine months ended September 30, 2011, the fixed charge coverage ratio under the EM revolving credit facility exceeded the required minimum fixed charge coverage ratio of 1.25 to 1.00 and the fixed charge coverage ratio under the BL revolving credit facility exceeded the required minimum fixed charge coverage ratio of 1.10 to 1.00. Although the EM revolving credit facility’s fixed charge coverage ratio covenant was not applicable because EM’s aggregate availability was above the applicable threshold, there can be no assurance that our aggregate availability will not fall below one of the applicable thresholds in the future. Our failure to satisfy the minimum fixed charge coverage ratios under our revolving credit facilities at a time when they are applicable would be an event of default under each of the applicable revolving credit facilities, in which case either of the administrative agents or the requisite lenders may accelerate the maturity of our revolving credit facilities and/or terminate the lending commitments thereunder and which could result in a default under and acceleration of certain of our other indebtedness. Our operations are funded, in part, from borrowings under the revolving credit facilities and are supported with trade finance instruments issued from our revolving credit facilities. If we are unable to continue utilizing the revolving credit facilities and if we cannot obtain alternate credit sources or trade finance support at commercially reasonable rates, or if we are required to repay debt under the revolving credit facilities or any other facility, we may not be able to continue our operations without substantial disruptions, or at all, buy or hold inventory, expand into new markets or take on new projects that require capital expenditures.

Risks relating to our Class A common stock and this offering

Concentration of ownership among our existing executives, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

After giving effect to the Reorganization and this offering, funds controlled by affiliates of JCP will beneficially own approximately 100% of our outstanding Class B common stock and will hold approximately         % of the voting power of our outstanding capital stock through their control of Edgen Holdings. In addition, assuming the exercise in full of the Exchange Right by all stockholders entitled thereto for shares of Class A common stock, our executives, directors and other existing investors in EM II LP will beneficially own, in the aggregate, approximately         % of our outstanding Class A common stock, and will have the ability to exchange their limited partnership units in EM II LP for              shares of our Class A common stock in the aggregate following the completion of this offering pursuant to the Exchange Right. Furthermore, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer so long as certain ownership thresholds are met. Accordingly, JCP, initially, and, following the exercise of the Exchange Right, our officers, directors and other existing investors in EM II LP will be able to elect all of the members of our board of directors and thereby control our management and affairs, including matters relating to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends. In addition, JCP alone, initially, and, following the exercise of the Exchange Right, together with these other existing investors in EM II LP will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. We cannot assure you that the interests of JCP or these other existing investors in EM II LP will not conflict with your interests. The concentration of ownership could deprive our Class A common stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately affect the market price of our Class A common stock. For additional information regarding the share ownership of, and our relationships with, these certain stockholders, you should read the information under the headings “Principal and Selling Stockholders” and “Certain Relationships and Related Person Transactions.”

No public market existed for our Class A common stock prior to the offering and there can be no assurance that an active trading market will develop for the Class A common stock on the NYSE.

Prior to this offering, there has been no public market for our Class A common stock, and you could not buy or sell the Class A common stock publicly. We have applied to have the Class A common stock quoted on the NYSE. There can be no assurance that an active trading market will develop for our Class A common stock on the NYSE. The absence of an active trading market on the NYSE could adversely affect the market price of our Class A common stock. The underwriters will determine the offer price by negotiation, and this price may not be the price at which the shares offered hereby will trade due to the fact that the offer price may be based on factors that may not be indicative of future performance.

Market volatility may cause the price of our Class A common stock and the value of your investment to decline, and you may not be able to resell your Class A common stock at or above the initial public offering price.

Our share price is likely to be volatile. The initial public offering price may not be indicative of prices that will subsequently prevail in the market. Therefore, if you purchase shares of Class A common stock in this offering, you may not be able to resell your shares at or above the initial public offering price. In addition to other risk factors described in this section, the following factors may have a significant impact on the market price of our Class A common stock:

■	our operating and financial performance and prospects;

■	our quarterly or annual earnings or those of other companies in our industry;

■	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

■	changes in, or failure to meet, earnings estimates or recommendations by research analysts who track our Class A common stock or the stock of other companies in our industry;

■	the failure of research analysts to cover our Class A common stock;

■	strategic actions by us, our customers or our competitors, such as acquisitions or restructurings;

■	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

■	changes in accounting standards, policies, guidance, interpretations or principles;

■	material litigations or government investigations;

■	changes in general conditions in the U.S. and global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events;

■	changes in the oil and natural gas industry and other markets in which we operate;

■	adverse events with respect to our customers and suppliers or our relationships with them;

■	our inability to implement our business plan and execute our growth strategies;

■	our failure to pay our indebtedness when it becomes due or other defaults under our debt agreements;

■	issuances of debt securities or restructuring of our indebtedness;

■	changes in key personnel;

■	sales of common stock by us or members of our management team;

■	termination of lock-up agreements with our management team and principal stockholders;

■	the granting or exercise of employee stock options;

■	volume of trading in our common stock;

■	the realization of any risks described under “Risk Factors;” and

■	other events or factors, many of which are beyond our control.

In addition, in the past two years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of the affected companies. Hence, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price and cause you to lose all or part of your investment. Further, in the past, market fluctuations and price declines in a company’s stock have led to securities class action litigations. If such a suit were to arise, it could have a substantial cost and divert our resources regardless of the outcome.

Investors purchasing our Class A common stock will suffer immediate and substantial dilution.

The initial public offering price for our Class A common stock will be substantially higher than the equivalent net tangible book value per share of our Class A common stock immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Class A common stock then outstanding. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Shares of Class A common stock eligible for public sale after this offering could adversely affect the price of our Class A common stock.

The market price for our Class A common stock could decline as a result of sales by our existing stockholders or management of Class A common stock, including shares issuable to such persons as a result of their contractual exchange rights, in the public market after this offering, or the perceptions that these sales could occur. These sales could materially impair our future ability to raise capital through offerings of our Class A common stock. The lock-up agreements relating to our stockholders provide that they may not dispose of shares of Class A common stock for 180 days following the date of this prospectus. For more information on our principal stockholders, their lock-up agreements and their shares of common stock eligible for future sale, see “Principal and Selling Stockholders,” “The Reorganization,” “Shares Eligible for Future Sale” and “Underwriting.”

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans and the Exchange Right, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to decline.

We expect that we may need additional capital in the future to execute our business plan. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock, including shares of common stock sold in this offering.

Pursuant to our equity incentive plans, our board of directors is authorized to grant stock options to our employees, directors and consultants. The number of shares available for future grant under our equity incentive plans will be                  as of the completion of this offering and will automatically increase on January 1 of each year starting January 1, 2013 by an amount equal to the lesser of     % of our capital stock outstanding as of December 31 of the preceding calendar year or                  shares, subject to the ability of our board of directors to take action to reduce the size of such increase in any given year. Moreover, pursuant to the Exchange Right, existing EM II LP investors will have the right to acquire                  additional shares of our Class A common stock in the aggregate following the consummation of this offering. Future option grants and issuances of common stock under our equity incentive plans may have an adverse effect on the market price of our common stock.

We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A common stock. Under the agreements governing our outstanding indebtedness, we are generally prohibited from paying dividends or distributions on our stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt” and “Dividend Policy.”

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and the NYSE regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders or remove our current management. These provisions include:

■	authorizing the issuance of “blank check” preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

■	limiting the removal of directors by the stockholders once JCP ceases to beneficially own a majority of our voting power;

■	creating a staggered board of directors;

■

prohibiting stockholder action by written consent once JCP ceases to beneficially own a majority of our voting power, thereby requiring all stockholder actions to be taken at a meeting of stockholders;

■	reflecting two classes of common stock as discussed above;

■	eliminating the ability of stockholders to call a special meeting of stockholders once JCP ceases to beneficially own a majority of our voting power; and

■	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. We are also subject to certain anti-takeover provisions under Delaware law which may discourage, delay or prevent someone from acquiring us or merging with us whether or not it is desired by or beneficial to our stockholders. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

We will be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and will rely on exemptions from certain corporate governance requirements.

Upon completion of this offering we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power for the election of directors is held by a person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

■	a majority of the board of directors consist of independent directors;

■	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

■	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

■	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to elect to be treated as a controlled company and utilize these exemptions, including the exemption for a board of directors composed of a majority of independent directors. In addition, although we will have adopted charters for our audit, nominating and corporate governance and compensation committees and intend to conduct annual performance evaluations for these committees, none of these committees will be composed entirely of independent directors immediately following the completion of this offering. We will rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent by the date that our Class A common stock first trades on the NYSE, a majority of members that are independent within 90 days of the effectiveness of the registration statement of which this prospectus forms a part, or the effective date, and all members that are independent within one year of the effective date. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

The financial statements presented in this prospectus may not give you an accurate indication of what our future results of operations are likely to be.

Because of the Reorganization and this initial public offering, the historical financial statements included in this prospectus may not represent an accurate picture of what our future performance will be. Our limited combined operating history may make it difficult to forecast our future operating results and financial condition. In particular, because of the significance of the Reorganization, the financial statements for periods prior to the Reorganization are not comparable with those after the Reorganization, and the lack of comparable data may make it difficult to evaluate our results of operations and future prospects. Pro forma financial information is presented with respect to the twelve months ended December 31, 2010 and the nine months ended September 30, 2011 that assumes that the Reorganization and the initial public offering closed on January 1, 2010 as opposed to the actual closing date of this offering. However, this pro forma financial information may not give you an accurate indication of what our actual results would have been if the Reorganization and initial public offering had been completed at the beginning of the period presented or of what our future results of operations and financial condition are likely to be.

We will be required to pay the Continuing Holders for most of the benefits relating to any additional tax depreciation or amortization deductions we may claim as a result of the tax basis step-up we receive in connection with this offering and subsequent sales of our Class A common stock.

As described in “The Reorganization,” Edgen Group intends to enter into a tax receivable agreement with the Continuing Holders that will provide for the payment by Edgen Group to the Continuing Holders of         % of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of increases in tax basis and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement.

While the actual amount and timing of payments under the tax receivable agreement will depend upon a number of factors, including the amount and timing of taxable income we generate in the future, the value of our individual assets, the portion of our payments under the tax receivable agreement constituting imputed interest and increases in the tax basis of our assets resulting in payments to the Continuing Holders, we expect that the payments that may be made to the Continuing Holders will be substantial. Assuming no material changes in the relevant tax law and that we earn significant taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to the Continuing Holders in respect of the tax receivable agreement to aggregate $         million and range from approximately $         million to $         million per year over the next      years. We may need to incur debt to finance payments under the tax receivable agreement to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreement as a result of timing discrepancies or otherwise. Edgen Group will be a holding company and, as such, will be dependent upon distributions from its subsidiaries to pay its taxes, expenses and other costs.

A tax authority may challenge all or part of the tax basis increases discussed above and a court could sustain such a challenge. In that event, we may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities and future payments to the Continuing Holders under the tax receivable agreement would cease or diminish. In addition, the Continuing Holders will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances we could make payments to the Continuing Holders under the tax receivable agreement in excess of our actual cash tax savings.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” “can,” “continue,” “potential,” “predicts”, “will” and the negative of these terms or other comparable terminology. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, industry trends, the impact of Reorganization, including the consolidation of B&L with us, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. You should not put undue reliance on our forward-looking statements. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. These assumptions could prove inaccurate. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements as a result of a wide variety of factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. The following factors, among others, could cause our actual results and performance to differ materially from the results and the performance projected in, or implied by, the forward looking statements:

■	supply, demand, prices and other market conditions for steel and other commodities;

■	the timing and extent of changes in commodity prices, including the cost of energy and raw materials;

■	the effects of competition in our business lines;

■	the condition of the commodities markets generally, which will be affected by interest rates, foreign currency fluctuations and general economic conditions;

■	the ability of our counterparties to satisfy their financial commitments;

■	tariffs and other government regulations relating to our products and services;

■	adverse developments in our relationship with our key employees;

■

operational factors affecting the ongoing commercial operations of our facilities, including catastrophic weather-related damage, regulatory approvals, permit issues, unscheduled blackouts, outages or repairs, unanticipated changes in fuel costs or availability of fuel emission credits or workforce issues;

■	our ability to operate our business efficiently, manage capital expenditures and costs (including general and administrative expenses) tightly and generate earnings and cash flow;

■	our ability to pass through increases in our costs to our customers;

■	restrictive covenants in our indebtedness that may adversely affect our operational flexibility;

■	general political conditions and developments in the U.S. and in foreign countries whose affairs affect supply, demand and markets for our products;

■	conditions in the U.S. and international economies;

■	our ability to obtain adequate levels of insurance coverage;

■	future asset impairment charges;

■	adequate protection of our intellectual property;

■	the impact of federal, state and local tax rules;

■	U.S. and non-U.S. governmental regulation, especially environmental and safety laws and regulations;

■	our ability to retain key employees; and

■	the costs of being a public company, including Sarbanes-Oxley compliance.

Accordingly, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $        million, after deducting the underwriting discounts and commissions and the estimated fees and expenses of this offering (assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any of the proceeds from the sale of our common stock by the selling stockholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., an underwriter in this offering.

We intend to use all of the net proceeds to us from this offering to purchase additional limited partnership units in our consolidated subsidiary, EM II LP, which will be used by EM II LP to repay certain indebtedness of its consolidated subsidiaries, B&L and EMC. We expect to repay:

•

$         of the amount outstanding under B&L’s term loan, which we refer to as the BL term loan. As of September 30, 2011, $118.8 million was outstanding under the BL term loan and the weighted average interest rate paid during the nine months ended September 30, 2011 was 11.0%. The BL term loan matures on August 19, 2015 and is prepayable at any time, subject to the payment of a make-whole prepayment penalty.

•

$         of the amount outstanding under the BL revolving credit facility, which matures on August 19, 2014 and on which the weighted average interest rate paid during the nine months ended September 30, 2011 was 4.25%. As of September 30, 2011, $23.3 million was outstanding under the BL revolving credit facility.

•

$         of the amount outstanding under the note payable to the former owner of B&L Predecessor, or Seller Note. The Seller Note bears interest at a compounding rate of 8.0% per annum and matures on August 19, 2019. As of September 30, 2011, $50.0 million was outstanding under the Seller Note.

•

$         of EMC’s senior secured notes. As of September 30, 2011, the entire $465 million aggregate principal amount of EMC’s senior secured notes was outstanding. Pursuant to the terms of the indenture governing EMC’s senior secured notes, at any time prior to January 15, 2013, EMC may on any one or more occasions redeem up to 35% of the original aggregate principal amount of its notes at a redemption price of 112.25% of the principal amount, plus accrued and unpaid interest to the applicable redemption date, with the net cash proceeds of one or more qualified equity offerings of EMC or a holding company parent of EMC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt.”

We expect to use the remaining estimated net proceeds from this offering for other general corporate purposes, which may include funding of working capital and funding of acquisitions. We have no current commitments or agreements with respect to any acquisitions, and there can be no assurance of whether we will pursue or consummate any acquisition, or if we were to consummate an acquisition, the terms thereof.

Jefferies & Company, Inc. served as an initial purchaser of EMC’s senior secured notes and currently holds approximately $         aggregate principal amount of the notes. Jefferies Finance LLC, an affiliate of Jefferies & Company, Inc., serves as the lead arranger and a lender under the BL term loan. See “Underwriting— Affiliations and Conflicts of Interest.” As a result, Jefferies & Company, Inc. or its affiliates will receive approximately $         million of the net proceeds to us from this offering. As a result, this offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority. See “Underwriting—Affiliations and Conflicts of Interest.”

DIVIDEND POLICY

We have not declared or paid any cash dividends on our Class A common stock, although in the future we may do so. Any such future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to Delaware law, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our ability to declare and pay dividends is restricted by covenants in our revolving credit agreements and the indenture governing EMC’s senior secured notes. Our ability to declare and pay dividends is also dependent upon cash dividends and distributions or other transfers from our subsidiaries to us because we are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by the debt instruments of our subsidiaries. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. See “Risk Factors – Risks related to our existing indebtedness – Restrictive covenants in the agreements governing our current or future indebtedness could restrict our operating flexibility.” As a result, you should not rely on an investment in our Class A common stock if you require dividend income. You will need to sell your Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30, 2011 on a:

■	historical basis, with respect to our predecessor, EM II LP;

■	pro forma basis giving effect to the Reorganization, including the consolidation of B&L and the issuance of shares of our Class B common stock to Edgen Holdings; and

■

pro forma as adjusted basis giving further effect to the issuance of                  shares of our Class A common stock at an issuance price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the proceeds of which will be used by us to purchase additional limited partnership units in EM II LP, and used by EM II LP to repay certain outstanding indebtedness of our subsidiaries.

This table is derived from, and should be read together with, the historical consolidated financial statements of EM II LP and our unaudited pro forma condensed combined financial information included elsewhere in this prospectus. You should also read this table in conjunction with “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	AS OF SEPTEMBER 30, 2011
	PREDECESSOR ACTUAL	PRO FORMA FOR EFFECTS OF REORGANIZATION		PRO FORMA AS ADJUSTED FOR FURTHER EFFECT OF THIS OFFERING AND USE OF PROCEEDS
	(in thousands except par value)
Cash and cash equivalents	$11,906		$51	$

EM II LP
$465,000 12.25% EMC’s senior secured notes	$461,839		$461,839	$
$195,000 EM revolving credit facility	—		—		—
$15,000 EM FZE revolving credit facility	—		—		—
Capital Lease	18,345		18,345

B&L
$125,000 BL term loan	—		118,750
$75,000 BL revolving credit facility	—		23,250
Seller Note	—		48,493

Equity
General partner	1
Limited partners	(123,508)
Accumulated other comprehensive loss	(25,171)		(25,171)
Member’s interest	—
Common Stock—Class A, par value $0.0001 per share, shares authorized; no shares issued and outstanding actual; shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted for this offering	—		—
Common Stock—Class B, par value $0.0001 per share, shares authorized; no shares issued and outstanding actual; shares issued and outstanding pro forma and pro forma as adjusted for this offering;
Additional paid in capital	—		—
Retained earnings			—
Noncontrolling interest	268

Total Capitalization	$331,774	$		$

DILUTION

If you invest in our Class A common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of Class A common stock and the pro forma as adjusted net tangible book value per share immediately after this offering. Net tangible book value per share represents the total tangible assets less total liabilities divided by the number of shares of Class A common stock outstanding as of September 30, 2011. The number of shares of common stock outstanding after this offering of              is based on the number of shares outstanding as of September 30, 2011 after giving effect to the Reorganization and the exchange by Edgen Holdings and all Continuing Holders of their EM II LP limited partnership units for              shares in the aggregate of our Class A common stock and excludes                  shares issuable upon exercise of currently outstanding options to purchase our Class A common stock.

As of September 30, 2011, the net tangible book value of our predecessor EM II LP was a deficit of approximately $148.4 million. After giving effect to the Reorganization and the exchange by Edgen Holdings and all Continuing Holders of their EM II LP limited partnership units for              shares in the aggregate of our Class A common stock, our net tangible book value as of September 30, 2011 after giving effect to Reorganization would have been approximately $        million, or $         per share. After giving further effect to the sale by us of approximately              shares in this offering at an assumed public offering price per share of $        (the midpoint of the price range set forth on the cover page of this prospectus) and the application of the expected net proceeds therefrom our pro forma as adjusted net tangible book value as of September 30, 2011 could have been approximately $        , or $        per share. This would represent an immediate increase in net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to investors purchasing our Class A common stock in this offering. The following table illustrates this dilution:

PER SHARE
Assumed initial public offering price	$
Net tangible book value as of September 30, 2011 after giving effect to the Reorganization	$
Increase in net tangible book value attributable to this offering	$

Pro forma as adjusted net tangible book value after giving effect to the Reorganization and this offering	$
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $        per share and would increase or decrease the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by $        per share. This calculation assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and reflects the deduction of the estimated underwriting discounts and commissions and estimated fees and expenses of this offering.

The following table shows, on the pro forma as adjusted basis described above as of September 30, 2011, the differences in the number of shares of Class A common stock purchased from us, the total cash consideration paid and the average price per share paid by our existing stockholders and by new investors (assuming an initial public offering price per share of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus).

	SHARES PURCHASED			TOTAL CONSIDERATION			AVERAGE PRICE PER SHARE
(millions)	NUMBER	PERCENT		AMOUNT	PERCENT
Existing stockholders			%			%	$
New investors			%			%	$

Total		100%			100%

If the underwriters exercise their over-allotment option in full, the following will occur:

■

the pro forma as adjusted percentage of our shares held by existing stockholders will decrease to approximately     % of the total number of pro forma as adjusted shares outstanding immediately after this offering; and

■

the pro forma as adjusted number of our shares held by investors in this offering will increase to         , or approximately     %, of the total pro forma as adjusted number of shares outstanding immediately after this offering.

The dilution information above is for illustrative purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present certain selected historical consolidated financial data and other data of our predecessor EM II LP, for each of the years ended December 31, 2010, 2009, 2008, 2007 and 2006, and for the nine months ended September 30, 2011 and 2010. The data set forth below should be read in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Capitalization,” and “Unaudited Pro Forma Condensed Combined Financial Information,” each of which is contained elsewhere in this prospectus, and the consolidated financial statements of EM II LP which are contained elsewhere in this prospectus.

The Reorganization will be consummated concurrently with this offering, and as a result, our future results of operations will include the results of operations of B&L. We have determined that after the Reorganization, EM II LP will be our predecessor and have included summary historical consolidated financial data of EM II LP as a result. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2010, 2009 and 2008 and the nine months ended September 30, 2011 and the summary historical consolidated balance sheet data of EM II LP as of December 31, 2010 and 2009 and as of September 30, 2011 are derived from the audited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated statement of operations and other financial data of EM II LP for the nine months ended September 30, 2010 are derived from the unaudited consolidated financial statements of EM II LP included elsewhere in this prospectus. The summary historical consolidated statement of operations and other financial data of EM II LP for the years ended December 31, 2007 and 2006 and the historical consolidated balance sheet data of EM II LP as of December 31, 2008, 2007 and 2006 are derived from the audited consolidated financial statements of EM II LP that are not included in this prospectus.

EM II LP (PREDECESSOR)

SELECTED FINANCIAL DATA

	Year ended December 31,					Nine months ended September 30,
Statement of Operations (in thousands)	2010	2009	2008	2007	2006	2011	2010
Sales	$627,713	$773,323	$1,265,615	$917,657	$686,937	$652,949	$454,418
Gross profit (exclusive of deprecation and amortization)	90,906	100,728	267,675	168,935	138,193	99,897	67,512
Income (loss) from operations	(57,424)	9,899	154,293	78,055	56,850	28,584	(60,869)
Net income (loss)	(98,288)	(20,889)	73,227	2,915	23,482	(18,149)	(87,233)

	December 31,					September 30,
Balance Sheet data (in thousands)	2010	2009	2008	2007	2006	2011	2010
Cash and cash equivalents	$62,478	$65,733	$41,708	$48,457	$15,858	$11,906	$38,650
Working capital	216,684	262,745	309,569	296,190	189,384	212,608	220,517
Property, plant, and equipment—net	49,287	43,342	42,703	43,530	41,116	46,263	52,019
Total assets	464,020	563,460	742,086	709,554	545,760	481,762	476,364
Long term debt and capital leases	479,811	483,503	518,013	575,856	286,546	480,184	478,488
Preferred partnership unit interest included in total capital (deficit)	—	—	—	—	55,067	—	—
Total capital (deficit)	(131,262)	(29,779)	(36,539)	(68,486)	98,174	(148,410)	(118,804)
	Year ended December 31,					Nine months ended September 30,
Other Financial data (in thousands)	2010	2009	2008	2007	2006	2011	2010
EBITDA	$(35,936)	$23,959	$175,950	$72,416	$91,246	$48,573	$(45,109)
Adjusted EBITDA	26,661	70,564	183,494	109,751	78,643	45,861	17,586

Reconciliation of GAAP net income (loss) to non-GAAP EBITDA and non- GAAP Adjusted EBITDA
NET INCOME (LOSS)	$(98,288)	$(20,889)	$73,227	$2,915	$23,482	$(18,149)	$(87,233)
Income tax expense (benefit)	(22,125)	(22,373)	35,124	(1,370)	12,891	3,315	(21,086)
Interest expense—net	64,208	47,085	45,040	48,301	33,822	47,516	48,153
Depreciation and amortization expense	20,269	20,136	22,559	22,570	21,051	15,891	15,057

EBITDA	$(35,936)	$23,959	$175,950	$72,416	$91,246	$48,573	$(45,109)

Strategic inventory liquidation sales (1)	—	12,656	—	—	—	—	—
Lower of cost or market adjustments to inventory (2)	—	22,469	4,456	—	—	—	—
Transaction costs (3)	—	3,339	—	6,164	—	364	—
Equity in earnings of unconsolidated affiliate (4)	(1,029)	—	—	—	—	(2,645)	(460)
Loss on prepayment of debt (5)	—	7,523	—	31,385	—	—	—
Impairment of goodwill (6)	62,805	—	—	—	—	—	62,805
Equity based compensation (7)	1,011	2,065	2,186	2,962	742	1,022	593
Other (income) expense (8)	(190)	(1,447)	902	(3,176)	(13,345)	(1,453)	(243)

ADJUSTED EBITDA	$26,661	$70,564	$183,494	$109,751	$78,643	$45,861	$17,586

(1)	The year ended December 31, 2009 includes a loss of $12.7 million due to strategic inventory liquidation (at prices below cost) of non-core inventory primarily related to products for the North American midstream oil and natural gas market.
(2)	The years ended December 31, 2009 and 2008 include inventory write-downs of $22.5 million and $4.5 million, respectively, related to selling prices falling below our predecessor’s average cost of inventory in some of the markets it serves
(3)	Transaction costs for the years ended December 31, 2007 and 2009 includes $3.7 million and $3.3 million, respectively, of accumulated registration costs expensed during the periods. Transaction costs for the year ended December 31, 2007 also include non-recurring expenses of $2.5 million related to the Recapitalization Transaction.
(4)	Represents adjustment for the equity in earnings as a result of our predecessor’s 14.5% ownership in B&L.
(5)	Includes prepayment penalties and the expensing of previously deferred debt issuance costs of $7.5 million in 2009 related to the prepayment of our 2007 term loan and $31.4 million in 2007 related to the prepayment of our 2005 senior notes.
(6)	The year ended December 31, 2010 includes a goodwill impairment charge of $62.8 million as a result of the fair value of certain of our predecessor’s reporting units falling below the carrying value.
(7)	Includes non-cash compensation expense related to the issuance of equity based awards.
(8)	Other (income) expense primarily includes unrealized currency exchange gains and losses on cash balances denominated in foreign currencies and other miscellaneous items. For the year ended December 31, 2006 other (income) expense also includes a $13.2 million foreign exchange gain on U.S. denominated debt held at our predecessor’s U.K. subsidiary with a functional currency of U.K. pounds.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Edgen Group consists of our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2010 and for the nine months ended September 30, 2011 and the unaudited pro forma condensed combined balance sheet at September 30, 2011.

The information presented for 2011 has been derived from the audited consolidated financial statements of EM II LP and B&L. The information presented for 2010 has been derived from the audited consolidated financial statements of EM II LP and B&L and the combined financial statements of B&L Predecessor, which is the accounting predecessor of B&L. Each of these audited financial statements is set forth elsewhere in this prospectus.

EM II LP is considered to be our predecessor for accounting purposes and its consolidated financial statements are our historical consolidated financial statements for periods prior to this offering. Edgen Group is a holding company that will manage its consolidated subsidiaries, EM II LP and B&L, after the Reorganization, but has no business operations or material assets other than its ownership interest in its subsidiaries.

The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2011 and for the year ended December 31, 2010 assume the pro forma transactions noted herein occurred as of January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on September 30, 2011. The unaudited pro forma condensed combined financial information has been prepared to give effect to the following transactions:

The Reorganization

In connection with this offering, Edgen Group will become our new parent holding company in a transaction we refer to as the “Reorganization.” See Note 1 to this unaudited pro forma condensed combined financial information.

Initial Public Offering and Use of Offering Proceeds

In connection with this offering, we will issue              shares of our Class A common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, the proceeds of which will be used by us for the purchase of additional limited partnership units in EM II LP, and used by EM II LP to repay certain outstanding indebtedness of its subsidiaries, EMC and B&L. See Note 1 to this unaudited pro forma condensed combined financial information.

The adjustments were prepared in conformity with Article 11 of Regulation S-X and are based upon currently available information and certain estimates and assumptions management believes provide a reasonable basis for presenting the significant effects of the transactions as contemplated.

The unaudited pro forma condensed combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements of each of EM II LP, B&L and B&L Predecessor and related notes thereto, each of which is set forth elsewhere in this prospectus. The unaudited pro forma condensed combined financial information is for informational purposes only and is not intended to represent or be indicative of the results of operations or financial position that we would have reported had this offering been completed on the dates indicated and should not be taken as representative of our future consolidated results of operations or financial position.

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2011

(IN THOUSANDS)	EM II LP Historical	B&L Historical	Pro Forma Adjustments		Edgen Group Pro Forma
SALES	$652,949	$546,395	$(62	)(a)	$1,199,282
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	553,052	490,526	(62	)(a)	1,043,516
Selling, general and administrative expense, net of service fee income	55,422	11,539	(364	)(c)	66,597
Depreciation and amortization expense	15,891	10,890			26,781

Total operating expenses	624,365	512,955	(426)		1,136,894

INCOME FROM OPERATIONS	28,584	33,440	364		62,388
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	2,645	—	(2,645	)(b)	—
Other income—net	1,453	404			1,857
Interest expense—net	(47,516)	(17,001)		(g)	(64,517)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	(14,834)	16,843	(2,281)		(272)
INCOME TAX EXPENSE (BENEFIT)	3,315			(j)	3,315

NET INCOME (LOSS)	(18,149)	16,843	(2,281)		(3,587)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	226			(h)	226

NET INCOME (LOSS) AVAILABLE TO COMMON STOCK	$(18,375)	$16,843	$(2,281)		$(3,813)

BASIC AND DILUTED EARNINGS PER SHARE:
Net loss					$(3,813)
Number of public shares used in denominator				(i)
Basic and diluted earnings per share—public

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

(IN THOUSANDS)	EM II LP HISTORICAL	B&L HISTORICAL	B&L PREDECESSOR HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
SALES	$627,713	$239,673	$491,617	$(1,058	)(a)	$1,255,149
				(102,796	)(f)
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	536,807	212,572	428,902	(1,058	)(a)	1,088,517
				(88,706	)(f)
Selling, general and administrative expense, net of service fee income	65,256	7,039	12,510	(2,533	)(f)	81,714
				907	(e)
				(1,465	)(c)
Depreciation and amortization expense	20,269	5,274	164	(43	)(f)	34,851
				9,187	(d)
Impairment of goodwill	62,805	—	—			62,805

Total operating expenses	685,137	224,885	441,576	(83,711)		1,267,887

INCOME (LOSS) FROM OPERATIONS	(57,424)	14,788	50,041	(20,143)		(12,738)
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	1,029	—	—	(1,029	)(b)	—
Other income—net	190	161	1,951	(1,505	)(f)	797
Interest expense—net	(64,208)	(8,456)	(1,091)	1,230	(f)	(72,525)
					(g)

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)	(120,413)	6,493	50,901	(21,447)		(84,466)
INCOME TAX EXPENSE (BENEFIT)	(22,125)				(j)	(22,125)

NET INCOME (LOSS)	(98,288)	6,493	50,901	(21,447)		(62,341)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	14				(h)	14

NET INCOME (LOSS) AVAILABLE TO COMMON STOCK	$(98,302)	$6,493	$50,901	$(21,447)		$(62,355)

BASIC AND DILUTED EARNINGS PER SHARE:
Net loss						$(62,355)
Number of public shares used in denominator					(i)
Basic and diluted earnings per share—public

EDGEN GROUP

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

At September 30, 2011

(IN THOUSANDS)	EM II LP HISTORICAL	B&L HISTORICAL	PRO FORMA ADJUSTMENTS		EDGEN GROUP PRO FORMA
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,906	$51		(i)	$11,957
				(g)
Accounts receivable	156,517	48,052			204,569
Inventory	179,918	135,118			315,036
Prepaid expenses and other current assets	9,137	367	(203	)(a)	9,301
				(g)

	357,478	183,588	(203)		540,863
PROPERTY, PLANT, AND EQUIPMENT—NET	46,263	1,151			47,414
GOODWILL	23,058	—			23,058
OTHER INTANGIBLE ASSETS—NET	29,353	150,195			179,548
OTHER ASSETS	13,338	9,460		(g)	22,798
INVESTMENT IN UNCONSOLIDATED AFFILIATE	12,272	—	(12,272	)(b)	—

TOTAL ASSETS	$481,762	$344,394	$(12,475)		$813,681

LIABILITIES AND CAPITAL (DEFICIT)
CURRENT LIABILITIES:
Managed cash overdrafts	$2,830	$7,175			$10,005
Accounts payable	109,975	57,657	(203	)(a)	167,429
Accrued expenses and other current liabilities	11,838	4,806			16,644
Income taxes payable	4,586	—			4,586
Deferred revenue	2,342	—			2,342
Accrued interest payable	12,154	562			12,716
Deferred tax liability—net	794	—			794
Current portion of long-term debt and capital lease	351	9,375		(g)	9,726

	144,870	79,575	(203)		224,242
DEFERRED TAX LIABILITY—NET	4,682	—			4,682
OTHER LONG-TERM LIABILITIES	787	—			787
LONG-TERM DEBT AND CAPITAL LEASE	479,833	181,118		(g)	660,951

	630,172	260,693	(203)		890,662

COMMITMENTS AND CONTINGENCIES
CAPITAL (DEFICIT):
General partner	1	34,912		(i)	34,913
Limited partners	(123,508)	48,789	(12,272	)(b)	(86,991)
				(i)
Common stock—Class A, par value $0.0001 per share, shares authorized; shares issued and outstanding pro forma	—	—		(i)	—
Common stock—Class B, par value $0.0001 per share, shares authorized; no shares issued and outstanding actual; shares issued and outstanding pro forma and pro forma as adjusted for this offering.				(i)	—
Additional paid in capital	—	—		(i)	—
Retained earnings	—	—	—		—
Accumulated other comprehensive loss	(25,171)	—	—		(25,171)
Noncontrolling interest	268	—		(h)	268

Total capital (deficit)	(148,410)	83,701	(12,272)		(76,981)

TOTAL LIABILITIES AND CAPITAL (DEFICIT)	$481,762	$344,394	$(12,475)		$813,681

EDGEN GROUP

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1. Basis of Presentation, the Reorganization, Offering, and Use of Proceeds.

The historical financial information is derived from the historical consolidated financial statements of EM II LP, our accounting predecessor, and B&L, and the historical combined financial statements of B&L Predecessor, B&L’s accounting predecessor. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2011 and for the year ended December 31, 2010 assume the pro forma transactions noted herein occurred on January 1, 2010. The unaudited pro forma condensed combined balance sheet presents the financial effects of the pro forma transactions noted herein as if they had occurred on September 30, 2011.

The pro forma financial statements reflect the following significant transactions:

The Reorganization

In connection with this offering, Edgen Group will become the new parent holding company of our predecessor, EM II LP, and B&L, and will be controlled by Edgen Holdings, which will hold all of our Class B common stock. Edgen Holdings, in turn, will be controlled by affiliates of JCP. The limited partnership units of EM II LP will be owned     % by certain existing investors in EM II LP, which we refer to as the Continuing Holders, and     % by Edgen Group. The general partner of EM II LP will become Edgen GP LLC, and will be wholly-owned by Edgen Group. The Continuing Holders will have the right to exchange their limited partnership units in EM II LP and shares of the Class B common stock of Edgen Group held by Edgen Holdings for cash or, if we so elect, the Class A common stock of Edgen Group and, in both cases, payments under a tax receivable agreement. In addition, B&L will become wholly owned by EM II LP and EMGH Limited will become a subsidiary of EMC. These transactions will result in our consolidation of EM II LP and B&L and the recognition of noncontrolling interest for the percentage of EM II LP partnership units that we will not own. This reorganization transaction will be accounted for as a transaction between entities under common control, as the entities involved in the transaction are all under the common control of affiliates of JCP.

Initial Public Offering and Use of Offering Proceeds

Assuming the issuance of                      shares at an assumed initial public offering price of $                     per share, the midpoint of the price range set forth on the cover page of this prospectus, we expect that our net proceeds from the initial public offering of our Class A common stock will be approximately $                     million, after deducting the estimated underwriting discounts and commissions, and the estimated fees and expenses associated with this offering. We intend to use these net proceeds for the purchase of additional limited partnership units in EM II LP, which will be used by EM II LP to repay the following outstanding indebtedness of its subsidiaries, EMC and B&L:

BL term loan. The BL term loan was issued by B&L on August 19, 2010 under a credit agreement and had an outstanding balance of $118.8 million as of September 30, 2011 and matures August 19, 2015. The BL term loan accrues interest at LIBOR, plus 9.0% for LIBOR loans, and prime plus 8.0% for base rate loans and the weighted average interest rate paid on the BL term loan during the nine months ended September 30, 2011 was 11.0%. We will use the proceeds from this offering to repay $                     of the outstanding balance as well as accrued interest of $                     and a prepayment penalty of $                     at September 30, 2011.

BL revolving credit facility. As of September 30, 2011, there was $23.3 million in outstanding cash borrowings under the BL revolving credit facility and there were no outstanding bank guarantees or letters of credit. The BL revolving credit facility matures August 19, 2014 and the weighted average interest rate paid on the BL revolving credit facility during the nine months ended September 30, 2011 was 4.25%. We will use the proceeds from this offering to repay $                     of the outstanding balance as well as accrued interest of $                     at September 30, 2011. There is no prepayment penalty associated with the repayment of this debt.

Seller Note. As of September 30, 2011, there was $50.0 million outstanding under a note payable to the former owner of B&L Predecessor which matures on August 19, 2019 and accrues interest at 8.0% annually. We will use

the proceeds from this offering to repay $             of the principal balance as well as accrued interest of $             at September 30, 2011. There is no prepayment penalty associated with the repayment of the Seller Note.

EMC’s senior secured notes. As of September 30, 2011, we had outstanding $465.0 million of EMC’s senior secured notes which mature January 15, 2015 and accrue interest at 12.25% annually. We will use $             proceeds from this offering to repay $             of aggregate principal and $             accrued interest, and a prepayment penalty of $             as of September 30, 2011.

2. Pro Forma Adjustments and Assumptions.

On July 19, 2010, B&L was formed for the purpose of acquiring through its wholly owned subsidiary, Bourland & Leverich Supply Co. LLC, or B&L Supply, certain assets and working capital and other contractual liabilities of B&L Predecessor, which together comprised B&L Predecessor’s oil country tubular goods distribution business. We refer to this transaction as the B&L Acquisition.

The total purchase price of the B&L Acquisition was $278.5 million, which consisted of $220.4 million in cash (including a preliminary working capital adjustment of $18.2 million), a $50.0 million five-year subordinated note payable to the seller of B&L Predecessor, net of discount of $6.3 million, a final working capital adjustment of $13.4 million, and a balance due to B&L Predecessor of $1.0 million. The cash purchase price of $220.4 million, deferred financing costs of $12.0 million, and acquisition costs of $1.2 million were funded through cash proceeds from the issuance of a $125.0 million term loan, $65.0 million from the issuance of Class A Common Units, and $43.6 million in borrowings under the BL revolving credit facility.

The B&L Acquisition closed on August 19, 2010 and acquisition accounting was applied to record the assets and liabilities purchased by B&L at fair value. On this same date, EM II LP, through its wholly owned subsidiary, EMC, invested approximately $10.0 million for a 14.5% equity interest in B&L, that has been accounted for historically by EM II LP under the equity method. As a result of the Reorganization, we will own 100% of the equity interests in B&L and will consolidate the operations of B&L with our own. As this transaction will be accounted for as a reorganization of entities under common control, acquisition accounting will not be applied to the consolidation of B&L, and the assets and liabilities of B&L will be recorded in our accounting records at their carryover basis. Adjustments (a) through (f) below reflect the effects of the consolidation of B&L:

(a) Reflects the elimination of purchases and sales made between EM II LP and B&L and the elimination of non-trade receivables due to EM II LP from B&L for nominal expenditures paid by EM II LP on B&L’s behalf.

(b) Reflects the elimination of EM II LP’s equity in earnings of B&L and the elimination of EM II LP’s equity method investment in B&L.

(c) Reflects the transaction costs of $1.5 million for the year ended December 31, 2010 associated with the B&L Acquisition that are reflected in the historical financial statements of B&L and transaction costs of $0.4 million for the nine months ended September 30, 2011 associated with this offering that are reflected in the historical financial statements of EM II LP. These costs primarily include legal, accounting and valuation professional service fees.

(d) Reflects the incremental depreciation expense incurred as a result of the step up in basis of plant, property, and equipment as a result of the application of acquisition accounting on August 19, 2010, and the incremental amortization expense incurred as a result of the recognition of intangible assets. The pro forma adjustment of $9.2 million reflects such incremental depreciation and amortization expense that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(e) Reflects the amortization of incremental equity based compensation expense associated with B&L equity awards (restricted units, unit options, and profits interest) that were awarded as part of the B&L Acquisition. The pro forma adjustment of $0.9 million reflects such incremental amortization expense that would have been incurred from January 1, 2010 through August 19, 2010, the date of the B&L Acquisition.

(f) Reflects the removal of amounts related to B&L Predecessor for the period from October 1, 2009 to December 31, 2009 and the removal of amounts related to B&L Predecessor that were not part of the B&L Acquisition. B&L Predecessor’s fiscal year end was September 30, 2010. The amounts presented in the B&L Predecessor Historical column in our unaudited pro forma condensed combined statement of operations for the year ended December 31, 2010 include the period October 1, 2009 to August 19, 2010, the date of the B&L acquisition. Removal of the amounts related to the period from October 1, 2009 to December 31, 2009 is necessary to reflect the historical results of B&L and B&L Predecessor for the year ended December 31, 2010. Additionally, the pro forma adjustments reflect the removal of $1.2 million of interest expense included in B&L Predecessor’s historical financial statements related to a liability not assumed in the B&L Acquisition.

(g) Reflects the pro forma adjustments necessary to reflect the repayment of $             of the BL term loan, $             of the BL revolving credit facility, $             of the Seller Note and $             of EMC’s senior secured notes. In addition to the removal of total debt of $             million (includes accrued interest of $             million) that will be repaid at the time of this offering, the pro forma adjustments also include the removal of $             of interest expense associated with the BL term loan, the BL revolving credit facility, the Seller Note and EMC’s senior secured notes, the write off of any unamortized deferred debt issuance costs of $            , and the prepayment fee of $             and $             associated with early payment of EMC’s senior secured notes and the BL term loan, respectively.

(h) Reflects the pro forma adjustments necessary to present noncontrolling interest and income attributable to noncontrolling interest associated with ownership interest of EM II LP that will not be owned by us.

(i) Reflects the removal of the membership interests of B&L and the general partner and limited partnership units of EM II LP upon the issuance of                  of our shares of Class A common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, net of estimated underwriting discounts and commissions, and estimated offering fees and expenses of $         and the issuance of                  of our Class B common stock to Edgen Holdings in connection with the Reorganization.

(j) Reflects the income tax adjustments necessary as a result of the above pro forma adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the sections entitled “Summary Historical Consolidated and Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Historical Consolidated Financial Data” and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion of the overview of our business, including principal factors affecting our business, and our outlook give effect to the Reorganization whereas the discussion of our financial condition and results of operations of our predecessor do not give effect to the Reorganization. The following discussion also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate and that apply to an investment in our common stock, please see “Risk Factors” beginning on page 18.

Overview of Business

General

We are a leading global distributor of specialty products to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate, and related components. We primarily serve customers that operate in the upstream, midstream and downstream end-markets for oil and natural gas. We also serve power generation, civil construction and mining applications, which have a similar need for our technical expertise in specialized steel and specialty products.

On August 19, 2010, the predecessor business of Bourland & Leverich, a leading distributor of oil country tubular goods was acquired by certain existing limited partners of EM II LP, including funds controlled by affiliates of JCP, and the management of Bourland & Leverich. In connection with this transaction, EMC invested approximately $10.0 million in exchange for a 14.5% ownership stake in B&L, the investment vehicle that carried out the acquisition of Bourland & Leverich. We refer to this transaction as the B&L Acquisition. B&L and our predecessor are under the common control of affiliates of JCP. Our predecessor has historically accounted for this investment under the equity method of accounting, but as a result of the Reorganization described below, we will own 100% of the equity interests in B&L and will consolidate the operations of B&L with our own for accounting purposes.

Our service platform consists of a worldwide network of 24 distribution facilities and 37 sales offices operating in 14 countries on 5 continents. We source and distribute premium quality, highly engineered and mission critical steel components from our global network of more than 800 suppliers. We serve a diversified customer base of over 1,800 customers who rely on our supplier relationships, technical expertise, stocking and logistical support for the timely provision of our products around the world.

We believe that we deliver value to our customers around the world by providing (1) access to a broad range of high quality products from multiple supplier sources; (2) coordination and quality control of logistics, staged delivery, fabrication and additional related services; (3) understanding of supplier pricing, capacity and deliveries; (4) ability to bundle specialized offerings across multiple suppliers to create complete material packages; (5) on-hand inventory of specialty products to reduce our customers’ need to maintain large stocks of replacement product; and (6) capitalization necessary to manage multi-million dollar supply orders.

Prior to the Reorganization, we managed our operations in two geographic markets and reported our results under two reportable segments: Western Hemisphere and Eastern Hemisphere. As a result of the Reorganization, our two reportable segments will now be the E&I Segment and OCTG Segment. See “Factors Affecting Comparability of Future Results and Historical Results—Change in reportable segments.”

Principal factors affecting our business

Our sales are predominantly derived from the sale of specialty steel products which are primarily used by the energy sector for capital expenditures and MRO. As a result, our business is cyclical and substantially dependent upon conditions in the energy industry and, in particular, the willingness by our customers to make capital expenditures for the exploration and production, gathering and transmission, refining, and processing of oil and natural gas. The level of customers’ expenditures generally depends on prevailing views of future supply and demand for oil, natural gas, refined products, electric power, petrochemicals, and mined products. These views are influenced by numerous factors, including:

■	the level of U.S. and worldwide oil and natural gas production;

■	the level of U.S. and worldwide supplies of, and demand for, oil, natural gas and refined products;

■	the discovery rates of new oil and natural gas resources;

■	the expected cost of delivery of oil, natural gas and refined products;

■

the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy, which may restrict exploration and development prospects;

■	U.S. and worldwide refinery overcapacity or undercapacity and utilization rates;

■	the amount of capital available for development and maintenance of oil, gas and refined products infrastructure;

■	changes in the cost or availability of transportation infrastructure and pipeline capacity;

■	levels of oil and natural gas exploration activity;

■	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries to set and maintain production levels and pricing;

■	the impact of political instability, terrorist activities, piracy or armed hostilities involving one or more oil and natural gas producing nations;

■	pricing and other actions taken by competitors that impact the market;

■	the failure by industry participants to implement planned capital projects successfully or to realize the benefits expected for those projects;

■	the cost of, and relative political momentum in respect of, developing alternative energy sources;

■

U.S. and non-U.S. governmental regulations, especially environmental and safety laws and regulations (including mandated changes in fuel consumption and specifications), trade laws, commodities and derivatives trading regulations and tax policies;

■	technological advances in the oil and natural gas industry;

■	natural disasters, including hurricanes, tsunamis, earthquakes and other weather-related events; and

■	the overall global economic environment.

Oil and natural gas prices and processing and refining margins have been volatile. This volatility may cause our customers to change their strategies and expenditure levels. As we experienced in 2009 and through most of 2010, volatile oil and natural gas prices led to decreased capital expenditures and infrastructure project spending by industry participants, which in turn affected demand for our products.

Further, we believe that demand for our products is also driven by the proliferation of new drilling and extraction technologies, including horizontal drilling and hydraulic fracturing and global deepwater offshore drilling, because these activities typically require more specialized and greater volumes of steel products. Additionally, companies undertaking oil and natural gas extraction, processing, and transmission infrastructure are facing increasingly stringent safety and environmental regulation. Future compliance with these regulations could require the use of more specialized products and higher rates of maintenance, repair and replacement, which should further increase demand for our products and services, particularly MRO services.

In addition to demand factors, our results of operations are also affected by changes in the cost of the products we supply. Fluctuations in these costs are largely driven by changes in the cost and availability of raw materials used in steel-making, changes in the condition of the general economy, changes in product inventories held by our customers, our suppliers, and other distributors, prevailing steel prices around the world, production levels, and tariffs and other trade restrictions. Our ability to pass on any increases in the cost of steel to our customers will have a direct impact on our profit margins. Alternatively, if the price of steel decreases significantly or if demand for our products decreases because of increased customer, manufacturer, and distributor inventory levels of specialty steel pipe, pipe components, high yield structural steel products and valves, we may be required to reduce the prices we charge for our products to remain competitive. Any reduction of our prices may affect our gross profit and cash flow. These effects may also require us to write-down the value of inventory on hand that we purchased prior to such steel price decreases. To meet our customers’ needs for an extensive product offering and short delivery times, we will need to continue to maintain adequate inventory levels. Our ability to obtain this inventory will depend, in part, on our relationships with suppliers.

A large part of our growth strategy is to continue expansion globally to capitalize on the increased investment in oil and natural gas exploration and production and related infrastructure around the world. As energy demand increases, particularly outside of North America, the oil and natural gas industry is making significant investments to meet this demand, as many of the international regions experiencing growth in exploration activity lack the pipeline, processing and treatment infrastructure that is necessary to transport oil and natural gas resources to end-markets. We believe we are well positioned to take advantage of this trend, but our success in these efforts will be dependent, in part, on our ability to continue to hire and train a skilled and knowledgeable sales force to attract customers in these markets.

In planning for our business, we continue to monitor the global economy, the availability of capital in the market for our customers, the demand for and prices of oil and natural gas, the active drilling rig count, the price and availability of steel and steel-making materials, lead times at our suppliers, and the impact of these factors on the capital spending plans and operations of our customers. The effects of these items, as well as demand for our products, the actions of our competitors and suppliers, and other factors largely out of our control will influence whether, and to what extent, we will be successful in improving our future gross profit and profit margins.

Revenue sources

We are a leading global distributor of specialty products to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate, and related components. We often purchase these products in large quantities that are efficient for our suppliers to produce, and we subsequently resell these products in smaller quantities to meet our customers’ requirements. Additionally, we coordinate the sourcing of complex material requirements related to our customers’ large scale projects that often result in direct shipment of product from the supplier to our customers. Our sales to customers generally fall into the following three categories: (1) Project orders, which relate to our customers’ capital expenditures for various planned projects across the upstream, midstream and downstream end-markets of the energy sector, such as transmission infrastructure build-out and rig construction and refurbishment; (2) Drilling program orders, which relate to the delivery of surface casing and production tubulars for the onshore upstream market; and (3) MRO orders, which typically relate to the replacement of existing products that have reached their service limit, or are being replaced due to regulatory requirements. The gross margin we earn varies depending on the type of products we sell, the location and application in which our products are sold and whether our products are part of a larger Project, Drilling program or MRO order. Generally, we earn higher margins on products associated with offshore exploration and production projects, midstream transmission pipeline projects, and downstream refinery projects. Our gross margins tend to be lower for smaller onshore oil and natural gas gathering pipelines.

We generate substantially all of our sales, net of returns and allowances, from the sale of our products to third parties. We also generate a negligible component of our sales from a range of cutting and finishing services that we coordinate for our customers upon request. Generally, our fees for these services, as well as freight costs, are incorporated into our sales price. Our margins are generally reduced by sales discounts and incentives provided to our customers.

Typically, we sell our products to customers on a purchase order basis. Payments from our customers within North America are generally due within 30 days of the invoice date, while our customers outside of North America may have slightly longer payment terms. There is usually a time lag between the receipt of a purchase order and delivery of our products, particularly for Project orders. While a certain portion of our MRO orders may ship immediately after receipt of a purchase order based on the availability of the product in our inventory, the remaining MRO business and the majority of our Project business is recorded in backlog until the product is delivered and title has transferred to the customer. We do not record sales orders related to our Drilling program in backlog. In some cases, we enter into master services agreements with our customers. These master services agreements typically specify payment terms, establish standards of performance, and allocate certain operational risks through indemnity and related provisions. These master services agreements do not create an obligation on the part of our customers to purchase products from us and are generally supplemented by purchase orders that specify pricing, volume and other order-specific terms.

Pricing

Pricing for our products could significantly impact our results of operations. Generally, as pricing increases, so do our sales. Our pricing usually increases when the cost of our materials increases or when freight and shipping expense increases. If prices increase and we maintain the same gross profit percentage, we generate higher levels of gross profit dollars for the same operational efforts. Conversely, if pricing declines, we will typically generate lower levels of gross profit. Because changes in pricing do not necessarily lower our expense structure, the impact on our results of operations from changes in pricing may be greater than the effect of volume changes.

Principal costs and expenses

Our principal costs and expenses consist of the following: cost of sales (exclusive of depreciation and amortization); selling, general and administrative expense, net of service fee income; depreciation and amortization expense; and interest expense. Our most significant expense is cost of sales which consists primarily of the cost of our products at weighted average cost, plus inbound and outbound freight expense, outside processing expenses, physical inventory adjustments and inventory obsolescence charges, less earned incentives from suppliers.

Our cost of sales is influenced significantly by the prices we pay our suppliers to procure or manufacture the products we distribute to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with suppliers, earned incentives from our suppliers, freight and shipping costs and tariffs and other trade restrictions. Generally, we are able to pass on cost increases to our customers. However, during certain periods when we, our suppliers, our customers, or our competitors have excess inventories, discounting occurs, and we are unable to realize full value for our stocked inventory products. Market conditions in the future may not permit us to fully pass through future cost increases or may force us to grant other concessions to customers. An inability to promptly pass through such increases and to compete with excess inventories may reduce our profitability, and there can be no assurance that we will be able to recover any of these increased costs. Our cost of sales is reduced by supplier discounts and purchase incentives. Payment for our products is typically due to our suppliers within 30 to 60 days of delivery.

Selling, general and administrative expense includes employee compensation (including discretionary compensation awards) and benefit costs, as well as travel expenses, information technology infrastructure and communications costs, office rent and supplies, professional services and other general expenses. Selling, general and administrative expense also includes compensation and benefit costs for yard and warehouse personnel, supplies, equipment maintenance and rental, and contract storage and distribution expenses. Historical selling, general and administrative expense are presented net of service fee income from B&L, an unconsolidated affiliate, for support services we have previously provided related to information technology, legal, treasury, tax, financial reporting and other administrative expenses. After the Reorganization, we will consolidate the results and operations of B&L and there will be no service fee income.

Depreciation and amortization expense consists of amortization of acquired intangible assets, including customer relationships and sales backlog, and the depreciation of property, plant, and equipment including leasehold improvements and capital leases.

Interest expense, net, includes interest on EMC’s senior secured notes, amortization of deferred financing costs and original issue discount, and interest expense related to borrowings, if any, and fees associated with the utilization of the EM revolving credit facility for letters of credit and bank guarantees issued in support of our normal business operations. After the Reorganization and this offering, we intend to use the net proceeds to us from this offering to purchase additional limited partnership units in EM II LP, which will be used by EM II LP to repay amounts outstanding under the BL term loan, the BL revolving credit facility and the Seller Note and to redeem a portion of EMC’s senior secured notes.

Effects of currency fluctuations

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency fluctuations can create volatility in our consolidated financial position, results of operations or cash flows. We enter into hedging transactions to manage the risk associated with foreign currency. Our derivative policy requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken for speculative purposes. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows.

For the nine months ended September 30, 2011, approximately 40% of our sales and 22% of our pro forma sales originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, a material change in the value of these currencies relative to the U.S. dollar could significantly impact our consolidated financial position, results of operations or cash flows. The balance sheet amounts are translated into U.S. dollars at the exchange rate at the end of the month and the statement of operations amounts are translated at an average exchange rate for each month in the period.

Other than our U.K. subsidiary, there was no other material exposure to us at September 30, 2011 associated with subsidiaries who use a functional currency other than the U.S. dollar.

Outlook

We believe that global energy consumption will continue to increase in the long term and that additional oil and natural gas production will be required to meet this demand. We believe this increased energy consumption will result in increased exploration and production activities such as onshore and offshore drilling and production facilitated in part by the proliferation of new drilling and extraction technologies. This increased exploration and production activity should, in turn, lead to an increased need for new or improved infrastructure for the transmission, processing, and storage of oil and natural gas in the midstream end-market as well as additional capital expenditures associated with the build out and maintenance of global refining facilities and systems to deliver consumable energy products to the end-markets.

The planned capital spending of our customers is a primary indicator of our business. We believe that forecasted increases in global energy demand, driven by the continued development and industrialization of non-OECD countries, such as China, India and Brazil, will continue to increase investment in energy infrastructure by our customers. We expect this investment to increase demand for the specialty products that we supply.

We believe that continued high global oil prices and high natural gas prices that exist in certain global locations, as well as the arbitrage that exists between these areas and those of lower prices, will contribute to further energy-related investments by our customers.

Steel prices also have an impact on our gross profit and gross margins. High levels of steel inventory tend to drive prices down, which impacts the price for our specialty steel products. Excess steel mill capacity also negatively affects mills pricing power and our ability to command higher prices from our customers.

The addition of B&L to our business as a result of the Reorganization considerably increases our presence in the U.S., particularly in the unconventional resource plays. We believe our significant North American presence combined with our long established global footprint enables us to benefit from the expected increase in global capital spending on infrastructure associated with the anticipated increase in global energy consumption. We plan to use our considerable global presence and long standing relationships with our customers and suppliers to grow our business.

We also serve other select markets that have a similar need for our technical expertise and specialty products, including power generation, civil construction and mining applications. We have experienced recent success in growing these markets and expect continued growth as a result of increased demand as well as increased market share as we further penetrate these markets.

Factors Affecting Comparability of Future Results and Historical Results

You should read the discussion of our financial condition and results of operations in conjunction with our historical financial statements, the unaudited condensed combined pro forma financial information, as well as the historical financial statements of B&L and B&L Predecessor, each of which is included elsewhere in this prospectus. Our future results could differ materially from our historical results due to a variety of factors, including the following:

Consolidation of B&L

After this offering, as a result of the Reorganization, we will own 100% of the equity interests in B&L and will consolidate the operations of B&L with our own for accounting purposes. B&L’s sales and total assets are approximately equal to our predecessor’s and the consolidation of B&L will substantially increase our sales and expenses as well as our total assets and total equity. Additionally, as a result of the Reorganization, our capital structure will change and we will become a U.S. corporation, rather than a limited partnership. We expect that the consolidation of B&L will significantly increase our domestic footprint and our percentage of sales to upstream markets.

Decrease in outstanding indebtedness

Historically, our predecessor’s consolidated indebtedness has included EMC’s senior secured notes and the EM revolving credit facility. B&L’s historical consolidated indebtedness as of September 30, 2011 includes the $118.8 million aggregate principal amount BL term loan, the BL revolving credit facility and the $50.0 million Seller Note. After this offering, we expect to reduce our overall debt and improve our overall leverage by repaying $         of B&L’s outstanding indebtedness and $         principal amount of EMC’s senior secured notes. This reduction in indebtedness is expected to decrease interest expense by approximately $         million per year assuming an interest rate of         % and amortization of debt issuance costs of $        .

Additional general and administrative expenses

We expect to incur incremental general and administrative expenses as a result of our consolidation of B&L and becoming a publicly traded entity. Although we have publicly traded debt, we believe our costs will increase as a result of the initial public offering of our common stock. These costs include fees associated with annual and quarterly reports to stockholders, tax returns and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, incremental insurance costs and accounting and legal services.

Impact on gross profit and gross margin

The consolidation of B&L is expected to increase our total gross profit and lower our overall gross margin from historical levels as B&L typically earns a lower gross margin on sales of oil country tubular goods than the margins our predecessor has historically earned on sales of its energy and infrastructure products. If the rate of growth in energy and infrastructure products exceeds the growth in oil country tubular goods, we expect the impact to our gross margin will be mitigated.

Change in reportable segments.

Our predecessor has historically managed operations in two geographic markets, the Western Hemisphere and Eastern Hemisphere. The Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network of locations in the U.S., Canada and Latin America. Our primary Eastern Hemisphere operations are in Newbridge (Scotland), Dubai (UAE) and Singapore, and operate through a regional and branch network of locations in Europe, Asia/Pacific, and the Middle East. The Results of Operations discussion that follows discusses our predecessor’s operations under these two segments. After this offering and our consolidation of B&L pursuant to the Reorganization, we plan to realign our segments and reports that our Chief Operating Decision Maker uses to evaluate our business and allocate resources. After this offering, we expect to deliver our specialty products through two reportable segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in EMEA and APAC regions, distributing highly engineered pipe, plate, valves, and related-components to upstream, midstream, downstream, and select power generation, civil construction, and mining customers across more than 30 global locations. This operating segment provides project and MRO order fulfillment capabilities from state of the art warehouses throughout the world. For the nine months ended September 30, 2011, the E&I Segment represented 54% of our pro forma sales and 46% of our pro forma operating income.

Oil Country Tubular Goods, or OCTG. The OCTG Segment provides premium oil country tubular goods to the upstream conventional and unconventional onshore drilling market in the U.S. We deliver products through nine customer sales and service locations, over 50 third-party owned distribution facilities and our Pampa, Texas operating center. For the nine months ended September 30, 2011, the OCTG Segment represented 46% of our pro forma sales and 54% of our pro forma operating income.

Our predecessor has historically included operating expenses of our non-trading entities, including EM II LP, EMGH Limited, or EMGH, Pipe Acquisition Limited and Bourland & Leverich Holdings LLC in General Company. After this offering, we will include these expenses in Corporate.

Results of Operations of our Predecessor

Overview

After experiencing record results in 2008, we, like others in our industry, were impacted by the global economic recession and the resulting unstable financial markets. Our business is highly dependent on the conditions in the energy industry and, in particular, the willingness by our customers to make capital expenditures for oil and gas infrastructure. Our business was challenged in 2009 and throughout most of 2010 as oil prices dropped significantly from 2008 levels and credit availability for many of our customers was unpredictable. These conditions negatively impacted our business as capital expenditures made by our customers for major projects were reduced and/or deferred and lower operating levels by our customers curtailed their maintenance and repair expenditures, which reduced our MRO sales. This overall reduction in global demand depressed steel prices and our profit margins were negatively affected as competitors significantly decreased their prices to reduce inventories and to seek any business opportunities that were available.

These operating conditions started to reverse in the latter half of 2010 as oil prices recovered and the availability of financing for our customers improved. We noted improving sales inquiries and new order bookings, but with significant volume fluctuations from month to month. We also experienced a product demand and sales mix shift from our higher gross margin products, including alloy pipe and components associated with downstream projects, and large diameter high yield carbon pipe generally associated with midstream energy infrastructure projects, to lower margin products, including smaller diameter carbon pipe, valve, and fitting products associated with midstream gathering lines. We believe this shift has, to a large extent, been driven by an increase in drilling and production activity related to unconventional resource developments in North America.

The improvement in operating conditions has continued in 2011, in spite of continued political and economic uncertainties within the global marketplace. Capital spending in energy markets has steadily continued to improve relative to 2010 and 2009 and, after dropping below $40 per barrel in 2009, in the third quarter of 2011 oil prices have climbed towards their 2008 records. We believe this increase in oil prices and the increased availability of financing has incentivized both international and domestic oil companies to increase spending on offshore and onshore oil and natural gas opportunities, particularly the gathering and storage systems associated with the development of onshore and offshore oil and natural gas resources. As a result, our total sales in 2011 have increased as compared to 2010, driven both by new project and MRO spending, particularly in the offshore upstream and downstream energy markets. As our business has recovered, we have continued to record higher sales order bookings and our backlog has increased as shown below:

(IN MILLIONS)	SEPTEMBER 30, 2011	DECEMBER 31, 2010	DECEMBER 31, 2009	DECEMBER 31, 2008
Sales backlog (end of period)	$412	$210	$144	$328

Sales backlog at September 30, 2011 is comprised primarily of sales orders related to (1) natural gas gathering and storage systems; (2) the construction of offshore high performance multi-purpose jack-up rigs; and (3) offshore exploration and production. Sales backlog also includes orders related to offshore renewable energy projects, refinery upgrades and turnarounds and civil infrastructure projects.

Our sales backlog represents management’s estimate of potential future revenues that may result from contracts currently awarded to us by our customers. Backlog is determined by the amount of unshipped third party customer purchase orders and may be revised upward or downward, or cancelled by our customers in certain instances. There can be no assurance that backlog will ultimately be realized as revenue, or that we will earn a profit on any of our backlog. Realization of revenue from backlog is dependent on our ability to fulfill purchase orders and transfer title to customers, which in turn is dependent on a number of factors, including our ability to obtain product from our suppliers. Further, because of the project nature of our business, sales orders and sales backlog can vary materially from quarter to quarter.

Our ten largest customers and ten largest suppliers represented the following percentages of our sales and product purchases for the nine months ended September 30, 2011 and 2010:

	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Top 10 customers as a percentage of sales	33%	25%
Top 10 suppliers as a percentage of product purchases	53%	43%

No one customer accounted for more than 10% of our sales in any of the periods presented. During the nine months ended September 30, 2011 and 2010, our largest supplier accounted for approximately and 11% and 9%, respectively, of our product purchases.

During the nine months ended September 30, 2011 and 2010, we derived the following percentage of our sales from customers in the oil and natural gas industry:

	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010
Percentage of sales derived from the oil & natural gas industry	85%	71%

Nine months ended September 30, 2011 compared to Nine months ended September 30, 2010

The following tables compare sales and income (loss) from operations for the nine months ended September 30, 2011 and 2010. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	NINE MONTHS ENDED SEPTEMBER 30,
(IN MILLIONS, EXCEPT PERCENTAGES)	2011	2010	% CHANGE
Sales
Western Hemisphere	$415.0	$284.1	46%
Eastern Hemisphere	248.4	172.7	44%
Eliminations	(10.4)	(2.4)	NM

Total	$653.0	$454.4	44%

Income (loss) from operations
Western Hemisphere	$12.9	$(58.7)	NM
Eastern Hemisphere	27.2	16.6	64%
General Company	(11.5)	(18.8)	39%

Total	$28.6	$(60.9)	NM

Sales

Consolidated. Sales increased to $653.0 million for the nine months ended September 30, 2011, compared to $454.4 million for the nine months ended September 30, 2010. The $198.6 million, or 44%, increase was driven mainly by sales volume increases in the upstream and downstream energy markets and was further enhanced through a modest increase in sales price for many of our products. Consistently high oil prices, relatively flat natural gas prices and the availability of financing have driven continued increased spending by our customers for onshore and offshore oil and natural gas infrastructure and capital expenditures, particularly around unconventional oil and gas reserves, as well as increased spending for refinery and storage projects.

Western Hemisphere. For the nine months ended September 30, 2011, sales from the Western Hemisphere increased $130.9 million, or 46%, to $415.0 million compared to $284.1 million for the nine months ended September 30, 2010 and were driven by both higher sales volumes and prices, as well as a more favorable product sales mix towards higher priced product associated with offshore oil and natural gas exploration and production.

Eastern Hemisphere. Sales from the Eastern Hemisphere increased $75.7 million, or 44%, to $248.4 million for the nine months ended September 30, 2011 compared to $172.7 million for the prior year period. Sales throughout the first nine months of 2011 benefitted from increased sales volumes due to activity around offshore oil and natural gas exploration and production in the North Sea and the African and Australian coasts, as well as increased sales prices. For the period, foreign currency exchange rates had a $4.7 million favorable impact on our sales.

Income (loss) from operations

Consolidated. For the nine months ended September 30, 2011, consolidated income from operations was $28.6 million, an increase of $89.5 million compared to a loss from operations of $60.9 million for the nine months ended September 30, 2010. Included in the $60.9 million loss from operations for the nine months ended September 30, 2010 was a $62.8 million pre-tax goodwill impairment charge related to a decrease in our operating forecasts due to the global economic recession. Excluding the impact of the goodwill impairment, the increase is the result of increased sales volumes, higher prices and a shift in product sales mix resulting in a larger percentage of our sales coming from higher margin products associated with offshore exploration and production activities. Selling, general and administrative expense, net of service fee income was higher by $4.9 million when compared to the nine months ended September 30, 2010. Excluding service fee income of $1.5 million and $0.2 million recognized in the three quarters of 2011 and 2010, respectively, and the effects of realized and unrealized losses on foreign currency transactions, selling, general and administrative expenses increased by $7.6 million in the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010 mainly due to increased staffing and other expenses to support our sales growth and international office expansions, compensation adjustments, higher employee related variable expenses, and the reserve for an uncollectible receivable associated with an outstanding customer warranty claim.

Western Hemisphere. For the nine months ended September 30, 2011, income from operations for the Western Hemisphere was $12.9 million compared to a loss from operations of $58.7 million for the nine months ended September 30, 2010, representing an increase of $71.6 million. The loss from operations in the prior year period includes a pre-tax goodwill impairment charge of $55.8 million. Excluding the goodwill impairment charge, the increase in income from operations between periods was driven by gross profit from increased sales volumes, higher prices on certain products, and a more favorable product sales mix to higher margin products associated with offshore oil and natural gas exploration and production, partially offset by higher selling, general and administrative expenses in the current year due primarily to increases in staffing and other expenses to support our sales growth, compensation adjustments, higher employee related variable expenses, and the reserve for an uncollectible receivable associated with an outstanding customer warranty claim.

Eastern Hemisphere. For the nine months ended September 30, 2011, income from operations for the Eastern Hemisphere increased $10.6 million to $27.2 million compared to $16.6 million for the nine months ended September 30, 2010. The 64% increase in income from operations was driven primarily by gross profit from increased sales volumes from offshore upstream projects and maintenance and favorable selling prices. Excluding realized and unrealized losses from foreign currency transactions, selling, general and administrative expenses increased $2.8 million when compared to the nine months ended September 30, 2010 as a result of increases in staffing and other expenses to support our sales growth and the expansion of our international offices.

General Company. For the nine months ended September 30, 2011, loss from operations for General Company decreased $7.3 million to $11.5 million compared to a loss from operations of $18.8 million for the nine months ended September 30, 2010. General Company expenses primarily consist of corporate overhead expenses and amortization expense related to acquired and identified intangible assets from the Eastern Hemisphere, partially offset by service fee income of $1.5 million and $0.2 million for the nine months ended September 30, 2011 and 2010, respectively. For the nine months ended September 30, 2010, General Company expenses include a $7.0 million goodwill impairment charge related to the Eastern Hemisphere segment. Goodwill and other intangibles are allocated to the Eastern Hemisphere segment for impairment testing purposes based on their relative fair values at their acquisition date, December 16, 2005. Excluding the effect of the prior period goodwill impairment charge for the nine months ended September 30, 2010 and the service fee income in the nine months ended September 30, 2011 and 2010, the loss from operations for General Company increased by $1.0 million due to increased staffing and variable employee related expenses.

Other income (expense)

The following tables display our equity in earnings of unconsolidated affiliate, interest expense, net, and income tax expense (benefit) for the nine months ended September 30, 2011 and 2010.

(IN MILLIONS)	NINE MONTHS ENDED SEPTEMBER 30,
	2011	2010	% CHANGE
Equity in earnings of unconsolidated affiliate	$2.6	$0.5	NM
Interest expense—net	(47.5)	(48.2)	(2)%
Income tax expense (benefit)	3.3	(21.1)	NM

Equity in earnings of unconsolidated affiliate

Equity in earnings of unconsolidated affiliate of $2.6 million and $0.5 million for the nine months ended September 30, 2011 and for the period August 19, 2010 through September 30, 2010, respectively, reflects income from our 14.5% ownership interest in B&L. EMC’s investment in B&L was made on August 19, 2010.

Interest expense—net

Interest expense—net for the nine months ended September 30, 2011 and September 30, 2010 was $47.5 million and $48.2 million, respectively. Interest expense—net, includes interest on the EMC’s senior secured notes, amortization of deferred financing costs and original issue discount, and interest expense related to borrowings, if any, and fees associated with the utilization of the EM revolving credit facility for letters of credit and bank guarantees issued in support of our normal business operations. The slight decrease in interest expense-net for nine months ended September 30, 2011 when compared to the prior year comparable period is due to reduced amortization of deferred financing costs.

Income tax expense (benefit)

Income tax expense was $3.3 million for the nine months ended September 30, 2011 compared to an income tax benefit of $21.1 million for the nine months ended September 30, 2010. A full valuation allowance has been established against any tax benefits related to taxable losses generated by our U.S. operations. As a result, any tax benefits from our U.S. operations were excluded in deriving the Company’s estimated annual effective tax rate. For the nine months ended September 30, 2010, the income tax benefit reflects the taxable loss at an estimated annual effective tax rate which reflects operating losses in higher income tax jurisdictions primarily in the U.S., partially offset by taxable income in lower or no income tax jurisdictions including the U.K., Singapore and UAE.

At September 30, 2011, a valuation allowance of $22.7 million was recorded against deferred tax assets and net operating loss carryforwards. Our estimated future U.S. taxable income may limit our ability to recover the net deferred tax assets and also limit our ability to utilize the net operating losses, or NOLs, during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover NOLs via a carryback claim. The NOLs are scheduled to expire beginning in 2024 through 2031.

Year ended December 31, 2010 compared to the year ended December 31, 2009

The following table compares sales and income (loss) from operations for the year ended December 31, 2010 and 2009. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PERCENTAGES)	2010	2009	% CHANGE
Sales
Western Hemisphere	$397.9	$508.0	(22)%
Eastern Hemisphere	233.7	285.1	(18)%
Eliminations	(3.9)	(19.8)

Total	$627.7	$773.3	(19)%

Income (loss) from operations
Western Hemisphere	$(56.9)	$2.9	NM
Eastern Hemisphere	22.0	25.5	(14)%
General Company	(22.5)	(18.5)	22%

Total	$(57.4)	$9.9	NM

Sales

Consolidated. For the year ended December 31, 2010, our consolidated sales decreased $145.6 million, or 19%, to $627.7 million compared to $773.3 million for the year ended December 31, 2009. The decrease in sales reflects the effects of the global economic downturn and the associated spending cuts by our customers in all segments of the energy industry, which impacted our results during the latter half of 2009 and throughout 2010. We believe that our customers focused on preserving cash during an uncertain economic recovery, which negatively affected both new project expenditures and routine maintenance and repair expenditures. Lower demand also negatively affected selling prices which also decreased overall sales. Sales for the year ended December 31, 2009 also reflect a strong order backlog at December 31, 2008 of approximately $328.0 million which drove sales volumes, higher gross profits and gross margins into the first half of 2009.

Western Hemisphere. For the year ended December 31, 2010, sales in our Western Hemisphere market decreased $110.1 million, or 22%, to $397.9 million compared to $508.0 for the year ended December 31, 2009. The decrease in Western Hemisphere sales was primarily the result of lower demand from our customers in the downstream market and from the absence of large natural gas transportation projects in the midstream market. Additionally, our sales mix shifted from higher gross margin products, including alloy pipe and components and large diameter high yield carbon pipe products associated with midstream energy infrastructure projects, to smaller diameter carbon pipe, valve, and fitting products which generally have lower selling prices and margins.

Eastern Hemisphere. For the year ended December 31, 2010, sales in our Eastern Hemisphere market decreased $51.4 million, or 18%, to $233.7 million compared to $285.1 million for the year ended December 31, 2009. This decrease is primarily the result of a decline in offshore oil and natural gas structure construction in the markets served by our Singapore office. We also experienced a significant drop in selling prices across the Eastern Hemisphere segment as excess market inventories and short mill lead times created a competitive pricing environment.

Income (loss) from operations

Consolidated. For the year ended December 31, 2010, our consolidated income (loss) from operations decreased $67.3 million to an operating loss of $57.4 million compared to operating income of $9.9 million for the year ended December 31, 2009. The decrease in operating income was primarily the result of a goodwill impairment charge of $62.8 million, before taxes, and to a lesser extent, lower gross profit resulting from reduced sales volumes and lower sales prices as described above. Gross margins for the year ended December 31, 2009 were adversely impacted by a sharp decline in product prices which resulted in significant inventory valuation write-downs during the period of $22.5 million. Selling, general and administrative expenses for the year ended December 31, 2009 included the write off of $3.3 million of expenses related to a financing that was not consummated. No similar charge occurred for the year ended December 31, 2010.

Western Hemisphere. For the year ended December 31, 2010, income (loss) from operations for our Western Hemisphere market decreased $59.8 million to an operating loss of $56.9 million compared to operating income of $2.9 million for the year ended December 31, 2009. This decrease in operating income in 2010 was primarily the result of a goodwill impairment charge of $55.8 million, before taxes, and to a lesser extent, lower gross profit resulting from lower sales volume and prices.

Eastern Hemisphere. For the year ended December 31, 2010, income from operations for our Eastern Hemisphere market decreased $3.5 million, or 14%, to $22.0 million compared to $25.5 million for the year ended December 31, 2009. The decrease in income from operations between years was primarily the result of lower selling prices across all Eastern Hemisphere markets. In addition, income from operations for the year ended December 31, 2009 included significant inventory valuation write-downs resulting from a sharp decline in inventory prices in the Middle East. In 2010, market conditions in the Middle East improved significantly and no inventory valuation write-down was required.

General Company. General Company expenses normally consist of amortization expenses related to acquired and identified intangible assets and corporate overhead expenses. For the year ended December 31, 2010, operating loss for General Company increased $4.0 million, or 22%, to $22.5 million compared to $18.5 million for the year ended December 31, 2009. For the year ended December 31, 2010, General Company expenses include a $7.0 million goodwill impairment charge related to the Eastern Hemisphere UAE reporting unit. Goodwill and other intangibles are allocated to the Eastern Hemisphere reporting units for goodwill impairment testing purposes based on their relative fair values at acquisition date. For the year ended December 31, 2009, General Company expenses include the write off of $3.3 million of expenses related to a previously aborted initial public offering. Excluding the $7.0 million goodwill impairment charge and the write-off of expenses related to a financing that was not consummated, General Company expenses remained relatively consistent between periods.

Other income (expense)

The following table displays our equity in earnings of unconsolidated affiliate, interest expense, net, and income tax benefit for the years ended December 31, 2010 and 2009.

(IN MILLIONS)	YEAR ENDED DECEMBER 31,
	2010	2009	% CHANGE
Equity in earnings of unconsolidated affiliate	$1.0	$—	NM
Interest expense—net	(64.2)	(47.1)	36%
Income tax benefit	(22.1)	(22.4)	(1%)

Equity in earnings of unconsolidated affiliate

On August 19, 2010, EM II LP’s subsidiary, EMC, invested $10.0 million in exchange for 14.5% of the common equity in B&L. The B&L investment is accounted for using the equity method of accounting. Income from the B&L investment for the period August 19, 2010 through December 31, 2010 was $1.0 million.

Interest expense—net

Interest expense—net, for the year ended December 31, 2010 increased $17.1 million, or 36%, to $64.2 million compared to $47.1 million for the year ended December 31, 2009. The overall increase in interest expense—net, for the year ended December 31, 2010 was primarily the result of higher period interest rates on our $465.0 million of EMC’s senior secured notes issued on December 23, 2009 compared to interest rates on the $500.0 million term loans outstanding during the year ended December 31, 2009.

Income tax expense (benefit)

Income tax benefit was $22.1 million for the year ended December 31, 2010, compared to income tax benefit of $22.4 million for the year ended December 31, 2009. The income tax benefit for the year ended December 31, 2010 reflects the pre-tax loss from operations at our estimated annual effective tax rate which is the result of operating losses and higher statutory income tax rates in our Western Hemisphere segment offset by taxable income and lower statutory income tax rates in our Eastern Hemisphere segment. In addition, for the year ended

December 31, 2010, the estimated annual effective tax rate and income tax benefit reflect the impact of a goodwill impairment charge of $62.8 million for which $29.9 million was related to non-deductible goodwill and $9.0 million related to recording a valuation allowance against certain deferred tax assets.

At December 31, 2010, a valuation allowance of $11.5 million was recorded against deferred tax assets and net operating loss carryforwards as we believed it was more likely than not that the future income tax benefits would not be realized in subsequent periods. The estimated future U.S. taxable income will limit our ability to recover the net deferred tax assets and also limit the ability to utilize the NOLs during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover the NOLs via a carryback claim.

Year ended December 31, 2009 compared to the year ended December 31, 2008

The following tables compare sales and income (loss) from operations for the years ended December 31, 2008 and 2009. The period-to-period comparisons of financial results are not necessarily indicative of future results.

	YEAR ENDED DECEMBER 31,
(IN MILLIONS, EXCEPT PERCENTAGES)	2009	2008	% CHANGE
Sales
Western Hemisphere	$508.0	$859.4	(41)%
Eastern Hemisphere	285.1	425.4	(33)%
Eliminations	(19.8)	(19.2)

Total	$773.3	$1,265.6	(39)%

Income (loss) from operations
Western Hemisphere	$2.9	$115.3	(98)%
Eastern Hemisphere	25.5	56.5	(55)%
General Company	(18.5)	(17.5)	6%

Total	$9.9	$154.3	(94)%

Sales

Consolidated. For the year ended December 31, 2009, our consolidated sales decreased 39% to $773.3 million from our record sales of $1,265.6 million for the year ended December 31, 2008. The decrease in sales reflects the overall economic slowdown and our customers’ reluctance to commit to capital expenditures because of uncertainties surrounding future oil and natural gas demand and prices. In addition to lower volumes, sales prices were also negatively impacted by excessive market and producer price reductions, particularly on commodity steel and natural gas transmission products.

Western Hemisphere. For the year ended December 31, 2009, sales in our Western Hemisphere segment decreased $351.4 million, or 41%, to $508.0 million from $859.4 million for the year ended December 31, 2008. The decrease in Western Hemisphere sales was primarily the result of reduced sales volume and lower selling prices to customers in the upstream oil and natural gas and natural gas transmission businesses and, to a lesser extent, a decline in MRO business.

Eastern Hemisphere. For the year ended December 31, 2009, sales in our Eastern Hemisphere segment decreased $140.3 million, or 33%, to $285.1 million compared to $425.4 million for the year ended December 31, 2008. This decrease was primarily the result of postponements and cancellation of offshore oil and natural gas structure construction and a severe drop in general construction demand in the Middle East. In addition, total Eastern Hemisphere sales were adversely affected by unfavorable foreign exchange rate movements between the U.S. dollar and the U.K. pound which resulted in a 16% decline in the U.S. dollar value of U.K. sales.

Income (loss) from operations

Consolidated. For the year ended December 31, 2009, our consolidated income from operations was $9.9 million, a decrease of $144.4 million, or 94%, compared to $154.3 million for the year ended December 31, 2008. The decrease was primarily the result of reduced sales volume and lower gross profit and margins, partially offset by a decrease in selling, general and administrative expenses. During the first half of the year ended December 31, 2009, we sold high cost inventory into a declining price market that significantly reduced our gross margins. Our year ended December 31, 2009 gross profit and margins also include inventory valuation write-downs of approximately $22.5 million; these write-downs occurred primarily in our Western Hemisphere segment in the first nine months of 2009. In the fourth quarter of 2009 we began to see inventory market values stabilize. Additionally, for the year ended December 31, 2009, we incurred losses of approximately $12.7 million due to certain strategic inventory liquidation sales at prices below our cost of certain products. For the year ended December 31, 2009, selling, general and administrative expenses were $20.1 million, or 22% lower compared to the year ended December 31, 2008. Included in selling, general and administrative expenses for the year ended December 31, 2009 are $3.3 million of initial public offering expenses. The reduction in selling, general and administrative expense reflects our highly variable cost structure with about 54% of our expenses being personnel-related. For the year ended December 31, 2009, we reduced our workforce by approximately 80 employees, or 15%. Further, throughout our workforce, employees have a significant portion of compensation tied to profitability. Because of lower profitability levels in 2009, our compensation expense declined.

Western Hemisphere. For the year ended December 31, 2009, income from operations for our Western Hemisphere segment decreased $112.4 million, or 98%, to an operating income of $2.9 million compared to $115.3 million for the year ended December 31, 2008. This decrease in income from operations was primarily the result of lower sales volume, inventory valuation adjustments and strategic inventory liquidation sales as described above, partially offset by a reduction in selling, general and administrative expenses.

Eastern Hemisphere. For the year ended December 31, 2009, income from operations for our Eastern Hemisphere segment decreased $31.0 million, or 55%, to $25.5 million compared to $56.5 million for the year ended December 31, 2008. This decrease in income from operations was primarily the result of lower sales volume, particularly in the Middle East market, and, to a lesser extent, lower gross margins as prices declined as a result of the global recession. The decrease in gross profit was partially offset by a reduction in selling, general and administrative expenses. For the year ended December 31, 2009, selling, general and administrative expenses in our Eastern Hemisphere segments decreased $9.5 million, or 32%, compared to the year ended December 31, 2008.

General Company. For the year ended December 31, 2009, operating loss for General Company increased $1.0 million, or 6%, to $18.5 million compared to the year ended December 31, 2008. General Company expenses primarily consist of amortization expenses related to identified intangible assets associated with our acquisition of Murray International Metals Ltd. in 2005. For the year ended December 31, 2009, operating loss for General Company also includes the write off of $3.3 million of expenses related to a financing that was not consummated.

Other income (expense)

The following table displays our loss on prepayment of debt, interest expense—net and income tax expense (benefit) for the years ended December 31, 2009 and 2008.

(IN MILLIONS)	YEAR ENDED DECEMBER 31,
	2009	2008	% CHANGE
Loss on prepayment of debt	$7.5	—	NM
Interest expense—net	(47.1)	(45.1)	4%
Income tax expense (benefit)	(22.4)	35.1	NM

Loss on prepayment of debt

Loss on prepayment of debt of $7.5 million for the year ended December 31, 2009 was the result of the write-off of deferred financing costs as a result of the repayment of our first and second lien term loans on December 23, 2009 using the proceeds from the issuance of EMC’s senior secured notes.

Interest expense—net

Interest expense—net for the year ended December 31, 2009 increased $2.0 million, or 4%, to $47.1 million compared to the year ended December 31, 2008. The increase in interest expense—net was primarily the result of a

$7.5 million deferred loss recognized on interest rate derivatives for which the underlying hedge no longer exists as a result of the repayment of our first and second lien term loans on December 23, 2009. The overall increase in interest expense, net was offset by lower period interest rates and reduced borrowings under the EM revolving credit facility.

Income tax expense (benefit)

Income tax benefit was $22.4 million for the year ended December 31, 2009, compared to income tax expense of $35.1 million for the year ended December 31, 2008. The income tax benefit for the year ended December 31, 2009 reflects the pre-tax loss from operations and includes the reversal of prior year tax provisions established with respect to foreign earnings repatriation to the U.K. In 2009, the U.K. changed its income tax laws and exempted foreign earnings repatriation from U.K. taxation. The income tax expense for the year ended December 31, 2008 reflects the taxable income generated from operations at an effective tax rate of approximately 32%.

Bourland & Leverich Holdings LLC and Subsidiary

On August 19, 2010, we purchased a 14.5% ownership interest in B&L, an unconsolidated affiliate accounted for under the equity method. B&L’s accounting policies are identical to ours and the factors affecting B&L’s business, including oil and natural gas prices, availability of financing for customers to fund capital expenditures and the level of oil and gas exploration and production, among others, are largely similar to ours. After this offering, as a result of the Reorganization, we will own 100% of the equity interests of B&L and will consolidate the results of operations of B&L with our own for accounting purposes. Due to the significance of B&L to our future operations, we have included below a discussion of the results of operations of B&L for the nine months ended September 30, 2011. These results are included in our historical consolidated financial statements only to the extent of our equity in earnings from our investment. We have not included results of B&L Predecessor, as the results would not be comparable due to (1) a difference in the December 31 fiscal year end adopted by B&L and B&L Predecessor’s September 30 fiscal year end and (2) acquisition accounting adjustments including, among others, (a) increased depreciation and amortization as a result of the recognition of intangible assets and the step-up in basis of existing fixed assets, (b) increased interest expense associated with indebtedness outstanding as a result of the B&L Acquisition, and (c) service fees paid by B&L to us for certain support services related to information technology, legal, treasury, tax, financial reporting, and other administrative expenses. These financial results are not necessarily indicative of future results we expect to achieve when we consolidate B&L subsequent to this offering. We have also included elsewhere in this prospectus unaudited pro forma condensed combined financial information giving effect to the Reorganization and this offering. You should read “Unaudited Pro Forma Condensed Combined Financial Information” in conjunction with your review of the following discussion.

B&L’s financial results for the nine months ended September 30, 2011 have benefited from sustained high levels of drilling activity driven by continuing oil and natural gas exploration in North America. We believe higher oil prices, steady natural gas prices and an increase in the availability of financing for capital expenditures through the first nine months of 2011 have incentivized domestic E&P companies to increase onshore U.S. drilling activity, particularly in unconventional resource developments. Although the average active onshore oil and gas rig count in the U.S. is still considerably lower than the high levels that were operating in 2008, it has continued to steadily increase since the first quarter of 2010, a quarter which witnessed the lowest average domestic oil and gas rig count levels in this recent recessionary period. Average active domestic onshore oil and gas rig count, as measured by Baker Hughes Incorporated, for the nine months ended September 30, 2011 was approximately 1,787 compared to approximately 1,496 for the year ended December 31, 2010, an increase of 19%. The steady improvement in the average onshore rig count in the U.S. has contributed to an increase in demand for B&L’s oil country tubular goods and translated into a pricing environment that has improved through the first half of 2011. More recently, prices are relatively stable despite the persistence of challenging market conditions, but remain significantly lower than pre-recessionary highs due to excess mill capacity and a competitive market environment. Gross profit for the nine months ended September 30, 2011 benefitted from increased levels of domestic onshore drilling activity.

The following table reflects B&L’s results of operations for the nine months ended September 30, 2011.

NINE MONTHS ENDED SEPTEMBER 30, 2011
(IN MILLIONS)
Statement of Operations Data:
Sales	$546.4

Income from operations	33.4
Other income—net	0.4
Interest expense	(17.0)

Net income	$16.8

Sales

For the nine months ended September 30, 2011, B&L’s sales were $546.4 million. Sales in the period were the result of a high level of onshore drilling activity in the U.S., particularly in unconventional oil and natural gas resource developments. In the period, B&L sold approximately 296,000 tons of oil country tubular goods at an average selling price of approximately $1,846 per ton. During the nine months ended September 30, 2011, B&L’s top ten customers represented 63% of sales and two customers accounted for 19% and 12%, respectively, of sales. No other single customer accounted for more than 10% of sales during this period.

Income from operations

For the nine months ended September 30, 2011, B&L’s income from operations was $33.4 million. Income from operations was impacted by steel prices, which have increased substantially since the market downturn in 2009, but have remained relatively steady throughout 2011, and increased demand for oil country tubular goods as U.S. onshore drilling activity has increased. Income from operations also includes selling, general and administrative expense of $11.5 million, or 2% of sales for the period, of which approximately $7.4 million was attributable to employee related costs including salaries, employee benefits and travel expenses for sales staff, approximately $1.5 million was attributable to service fee income paid to EMC, and approximately $0.3 million was attributable to nonrecurring transaction costs. Also included in income from operations is depreciation and amortization expense of $10.9 million, nearly all of which relates to amortization of intangible asset customer relationships and noncompetition agreements recorded in connection with the B&L Acquisition.

Interest expense

Interest expense for the nine months ended September 30, 2011 was $17.0 million, resulting from interest incurred on B&L’s indebtedness during the period and amortization of deferred financing costs.

Quarterly Results of Operations of our Predecessor and B&L

The following tables present our predecessor’s unaudited quarterly results of operations for the eight quarters in the period ended September 30, 2011 and B&L’s unaudited quarterly results of operations for the four quarters in the period ended September 30, 2011. This information has been prepared on the same basis as the audited financial statements of our predecessor and B&L and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read this information in conjunction with the audited consolidated financial statements of EM II LP, the audited consolidated financial statements of B&L, and the related notes thereto. The unaudited results of operations for any quarter are not necessarily indicative of results of operations for any future period.

Our predecessor’s unaudited quarterly results of operations were as follows:

	THREE MONTHS ENDED
STATEMENT OF OPERATIONS (IN THOUSANDS)	SEPTEMBER 30, 2011	JUNE 30, 2011	MARCH 31, 2011	DECEMBER 31, 2010	SEPTEMBER 30, 2010	JUNE 30, 2010	MARCH 31, 2010	DECEMBER 31, 2009
Sales	$244,838	$222,549	$185,562	$173,295	$174,217	$135,711	$144,490	$170,586
Gross profit (exclusive of depreciation and amortization)	36,934	36,269	26,694	23,394	25,018	20,610	21,884	18,038
Income (loss) from operations	10,858	12,673	5,053	3,445	4,586	(66,190)	735	(3,914)
Net loss	(4,263)	(3,868)	(10,018)	(11,040)	(4,864)	(75,419)	(6,965)	(18,641)

The global economic recession impacted our sales and income (loss) from operations in 2009 and through the first half of 2010 as oil prices dropped significantly from previous levels and credit availability for many of our customers was unpredictable. In the latter half of 2010, these operating conditions started to reverse as oil prices recovered and the availability of financing improved which led to increases in our sales and income (loss) from operations. The improvement in operating conditions continued in 2011 as capital spending in energy markets steadily improved. As a result, our sales have sequentially increased since the three months ended December 31, 2010. In the recent five quarters, income from operations has generally increased with slight fluctuations due mainly to variations in gross margin.

Selling, general and administrative expense, net of service fee income fluctuates from quarter to quarter primarily due to fluctuations in employee related variable expenses and the effects of realized and unrealized gains and losses from foreign currency transactions. Sequential increases in selling, general and administrative expense, net of service fee income since the three months ended December 31, 2010 have increased mainly due to staffing and other expenses to support our sales growth. As a percentage of sales, selling, general and administrative expense, net of service fee income has remained generally consistent through the second half of 2010 into 2011.

Equity in the earnings of unconsolidated affiliate, which represents our 14.5% investment in B&L, has sequentially increased since the date of our investment on August 19, 2010.

B&L’s unaudited quarterly results of operations were as follows:

	THREE MONTHS ENDED
INCOME STATEMENT (IN THOUSANDS)	SEPTEMBER 30, 2011	JUNE 30, 2011	MARCH 31, 2011	DECEMBER 31, 2010
Sales	$212,328	$192,619	$141,448	$160,554
Gross profit (exclusive of depreciation and amortization)	21,365	18,920	15,584	17,220
Income from operations	13,403	11,458	8,579	9,444
Net income	7,890	5,869	3,084	3,343

B&L’s sales and income from operations are directly affected by the level of U.S. onshore oil and natural gas drilling. Increased domestic onshore rig count, higher oil prices, steady natural gas prices and an increase in the availability of financing for capital expenditures since those at the beginning of the fiscal year have led to a sequential increase in B&L’s sales and income from operations over the nine month period. Gross margin has remained consistent between quarters. Selling, general and administrative expenses have increased since the quarter ended March 31, 2011 due mainly to increases in staffing and other expenses to support sales growth. As a percentage of sales, selling, general and administrative expense has remained relatively consistent.

Liquidity and Capital Resources

At September 30, 2011, our predecessor had $11.9 million of unrestricted cash on hand and $107.9 million of available credit under the EM revolving credit facility and the revolving credit facility of our consolidated subsidiary Edgen Murray FZE, or EM FZE. B&L had unrestricted cash on hand of $0.1 million and $51.8 million of availability under its revolving credit facility. On a pro forma basis, our cash on hand and available borrowing capacity under our revolving credit facilities was $12.0 million and $159.7 million, respectively, at September 30, 2011. Our primary cash requirements, in addition to normal operating expenses and debt service, are for working capital, capital expenditures, and business acquisitions. We have historically financed our operations through cash flows generated from operations and from borrowings under our revolving credit facilities, while our primary source of acquisition funds has historically been the issuance of debt securities and preferred and common equity. Our debt service requirements have historically been funded by operating cash flows and/or refinancing arrangements.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our cash flows are primarily dependent on sales of our products to our customers at profit margins sufficient to cover fixed and variable expenses as well as our ability to successfully collect receivables from our customers on a timely basis. Additionally, provisions of our revolving credit facilities and the indenture governing EMC’s senior secured notes, as well as the laws of the jurisdictions in which our companies are organized, restrict our ability to pay dividends or make certain other restricted payments.

We believe that we will continue to have adequate liquidity and capital resources to fund future recurring operating and investing activities and to service our indebtedness. We cannot provide assurance that if our business declines we would be able to generate sufficient cash flows from operations or that future borrowings will be available to us under our revolving credit facilities in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments and liquidity needs, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or raising additional debt or equity capital. We cannot provide assurance that any of these actions could be effected on a timely basis or on satisfactory terms, if at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements may contain provisions prohibiting us from adopting any of these alternatives. Our failure to comply with these provisions could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Debt

At September 30, 2011, our predecessor’s total indebtedness, including capital leases, was $480.2 million and our indebtedness was $670.7 million on a pro forma basis before use of proceeds from this offering. Included within our total indebtedness is the following:

EMC’s senior secured notes. On December 23, 2009, EMC issued $465.0 million aggregate principal amount of 12.25% senior secured notes with an original issue discount of $4.4 million. Approximately $57.0 million of annual interest accrues on EMC’s senior secured notes at a rate of 12.25% and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

We may redeem some or all of EMC’s senior secured notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium and accrued and unpaid interest as of the redemption date. The applicable premium, with respect to any senior secured note on the redemption date, is calculated as the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the note at January 15, 2013 (such price as set forth in the table below) plus (ii) all required interest payments due on the note through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the note.

On or after January 15, 2013, we have the option to redeem some or all of EMC’s senior secured notes at the following redemption prices, plus accrued and unpaid interest to the date of redemption:

ON OR AFTER:	PERCENTAGE
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, we may redeem up to 35% of the aggregate original principal amounts of the notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of EMC’s senior secured notes also contain certain change in control and sale of asset provisions under which the holders of EMC’s senior secured notes have the right to require us to repurchase all or any part of the notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing EMC’s senior secured notes contains various covenants that limit our discretion in the operation of our business. Among other things, it limits our ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans and enter into certain transactions with affiliates. It also places restrictions on our ability to pay dividends or make certain other restricted payments and our ability or the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets.

EMC’s senior secured notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At September 30, 2011, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of EMC’s senior secured notes. EM II LP will be released from this guarantee as part of the Reorganization.

EMC’s senior secured notes and related guarantees are secured by:

■

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the EM revolving credit facility), including material real property, fixtures and equipment, certain intellectual property and certain capital stock of EM II LP’s direct restricted subsidiaries now owned or hereafter acquired; and

■

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the EM revolving credit facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts is subordinated to a lien thereon that secures the EM revolving credit facility. As a result of such lien subordination, EMC’s senior secured notes are effectively subordinated to the revolving credit facility to the extent of the value of such assets.

EM revolving credit facility. On September 2, 2011, our predecessor entered into a sixth amendment to the EM revolving credit facility among JPMorgan Chase Bank, N.A. and other financial institutions party thereto, EMC, EM Europe, Edgen Murray Canada Inc., or EM Canada, and Edgen Murray Pte. Ltd., or EM Pte. The Sixth Amendment extended the maturity date of the EM revolving credit facility from May 11, 2012 to May 11, 2014 and increased the aggregate amount available under the EM revolving credit facility from $175.0 million to $195.0 million (subject to an increase by the Company of up to $25.0 million for a total of $220.0 million), of which:

■	EMC may utilize up to $180.0 million ($25.0 million of which can only be used for trade finance instruments) less any amounts utilized under the sublimits of EM Canada and EM Europe;

■	EM Europe may utilize up to $60.0 million;

■	EM Canada may utilize up to $10.0 million; and

■	EM Pte may utilize up to $15.0 million.

Actual credit availability under the EM revolving credit facility for each subsidiary fluctuates because it is subject to a borrowing base, or Borrowing Base, limitation that is calculated based on a percentage of eligible trade accounts receivable and inventories, the balances of which fluctuate, subject to discretionary reserves, revaluation adjustments, and sublimits as defined by the EM revolving credit facility and imposed by the administrative agent. The subsidiaries may utilize the EM revolving credit facility for borrowings as well as for the issuance of various trade finance instruments, and other permitted indebtedness. The EM revolving credit facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Europe, EM Pte and each of the guarantors. Additionally, the common shares of EM Pte and EM FZE secure the portion of the EM revolving credit facility utilized by EM Europe. The EM revolving credit facility is guaranteed by EM II LP. EM II LP will be released from this guarantee as part of the Reorganization. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EMGH, PAL, EM Europe, EM Canada and EM Pte.

As of September 30, 2011, there was no outstanding balance for cash borrowings under the EM revolving credit facility. Trade finance instruments under the EM revolving credit facility as of September 30, 2011 totaled $47.7 million and reserves totaled $3.2 million. During the nine months ended September 30, 2011, our maximum utilization under the EM revolving credit facility was $69.3 million and our weighted average interest rate incurred for indebtedness under the EM revolving credit facility was 3.5%. Borrowings under our EM revolving credit facility incur interest rates and various base rates including Alternate Base Rate, Adjusted LIBOR, Banker’s Acceptance Rate, U.K. Base Rate, Canadian Prime Rate or Singapore Base Rate, plus, in each case, a percentage spread that varies from 0.5% to 3.0% based on the type of borrowing and our average credit availability.

At September 30, 2011, credit availability under the EM revolving credit facility, net of reserves, was as follows (based on the value of the Company’s borrowing base on that date):

(IN MILLIONS)	EMC		EM Canada	EM Europe	EM Pte		Total
Total availability	$117.8		$1.9	$22.9	$10.0	(b)	$152.6
Less utilization and reserves	(44.6	)(a)	(0.1)	(3.0)	(3.2)		(50.9)

Net availability	$73.2		$1.8	$19.9	$6.8		$101.7

(a)	Includes a letter of credit in the amount of $12.0 million which supports the local credit facility of EM FZE.
(b)	Subsequent to September 30, 2011, the total availability to EM Pte under the EM revolving credit facility increased to $15.0 million in connection with its fulfillment of certain conditions precedent associated with the Sixth Amendment.

The EM revolving credit facility contains a minimum fixed charge coverage ratio covenant of not less than 1.25 to 1.00 that applies if our aggregate availability is reduced below $27.0 million, or the sum of EMC and EM Canada availability is less than $16.5 million until the date that both aggregate availability is greater than $32.0 million and the sum of EMC and EM Canada availability is greater than $21.5 million for a consecutive ninety day period, and no default or event of default exists or has existed during the period. The EM revolving credit facility fixed charge coverage ratio is a ratio of our earnings before interest, depreciation and amortization, and income taxes, subject to certain adjustments and minus capital expenditures and cash taxes, to the sum of our cash interest expense, scheduled principal payments, cash management fees, dividends and distributions and cash earnout or similar payments, all as more specifically defined in the EM revolving credit facility. It is calculated as of the end of each of our fiscal quarters for the period of the previous four fiscal quarters. For the twelve months ended September 30, 2011 the EM revolving credit facility fixed charge coverage ratio exceeded 1.25 to 1.00. Although the EM revolving credit facility fixed charge coverage ratio covenant was not applicable because our aggregate availability was above the applicable thresholds, there can be no assurance that our aggregate availability will not fall below one of the applicable thresholds in the future. Our credit availability could decline if the value of our borrowing base declines, the administrative agent under the EM revolving credit facility imposes reserves in its discretion, our borrowings under the EM revolving credit facility increase or for other reasons. In addition, the agents under the EM revolving credit facility are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation. Our failure to comply with the EM revolving credit facility minimum fixed charge coverage ratio at a time when it is applicable would be an event of default under the EM revolving credit facility, which could result in a default under and acceleration of our other indebtedness.

We believe that the inclusion of the EM revolving credit facility fixed charge coverage ratio calculation in this discussion provides useful information to investors about our compliance with the minimum fixed charge coverage ratio covenant in our EM revolving credit facility. The EM revolving credit facility fixed charge coverage ratio is not intended to represent a ratio of our fixed charges to cash provided by operating activities as defined by generally accepted accounting principles and should not be used as an alternative to cash flow as a measure of liquidity. Because not all companies use identical calculations, this fixed charge coverage ratio presentation may not be comparable to other similarly titled measures of other companies.

EM FZE has a credit facility with local lenders in Dubai under which it has the ability to borrow up to the amount it has secured by a letter of credit. At September 30, 2011, EM FZE had the ability to borrow up to $12.0 million because the facility was secured by a letter of credit in the amount of $12.0 million issued under the EM revolving credit facility. Subsequent to September 30, 2011, the letter of credit which secured the EM FZE facility was reduced to $5.0 million. EM FZE may utilize the local facility for borrowings, foreign currency exchange contracts, trade finance instruments such as letters of credit and bank guarantees, and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. As of September 30, 2011 there were no outstanding cash borrowings and there was approximately $5.8 million in trade finance instruments issued under the EM FZE Facility. Availability under the local credit facility was $6.2 million at September 30, 2011 and the weighted average interest rate paid for utilization of under the EM FZE facility was 2.03% during the nine months ended September 30, 2011.

BL revolving credit facility. After the Reorganization, we will be party to the BL revolving credit facility. On August 19, 2010, B&L Supply entered into the BL revolving credit facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents. B&L may utilize the BL revolving credit facility for borrowings as well as for the issuance of trade finance instruments. As of September 30, 2011, there was $23.3 million in outstanding cash borrowings under the BL revolving credit facility and there were no outstanding bank guarantees or letters of credit. During the nine months ended September 30, 2011, B&L’s maximum utilization under the BL revolving credit facility was $62.5 million. During the nine months ended September 30, 2011, the weighted average interest rate incurred for indebtedness under the BL revolving credit facility was 4.25%. Interest on the BL revolving credit facility accrues at adjusted LIBOR, plus 3.0% to 3.5% for LIBOR loans, and Prime plus 2.0% to 2.5% for base rate loans.

Credit availability under the BL revolving credit facility as of September 30, 2011 was $51.8 million. Credit availability is defined as the lesser of (1) the revolving commitment of $75.0 million or (2) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the BL revolving credit facility, or the BL Borrowing Base. The credit availability under the BL revolving credit facility could decline if the value of BL Borrowing Base declines, the administrative agent under the BL revolving credit facility imposes reserves in its discretion, B&L’s borrowings under the BL revolving credit facility increase or for other reasons. In addition, the agents under the BL revolving credit facility are entitled to conduct borrowing base field audits and inventory appraisals at least annually, which may result in a lower borrowing base valuation. The BL revolving credit facility also contains an unused line commitment fee calculated on a quarterly basis at a rate of 0.5%, 0.625%, and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for bank guarantees and letters of credit.

The BL revolving credit facility is secured by a first-priority security interest in all of the working capital assets of B&L, including trade accounts receivable and inventory and contains financial, affirmative, and negative covenants, including a consolidated fixed charge coverage ratio, as defined by the BL revolving credit facility, not to be less than a ratio of 1.10 to 1.00, and a limitation of capital expenditures not to exceed $3.5 million for the period August 19, 2010 through December 31, 2011 and $3.0 million in 2012 and thereafter. The BL revolving credit facility also provides for limitations, among others, on additional indebtedness, the making of distributions, certain investments loans, and advances, transactions with affiliates, mergers and the sale of assets.

BL term loan. After the Reorganization and before giving effect to our use of the net proceeds from this offering, we will have outstanding the BL term loan, which was issued by B&L on August 19, 2010 under a credit agreement, or the BL term loan agreement. As of September 30, 2011, there is $118.8 million outstanding under the BL term loan. The BL term loan agreement requires quarterly principal payments which began December 31, 2010, of $1.6 million, or 0.0125%, of the original principal amount through September 30, 2011; $2.3 million, or 0.0188%, of the original principal amount through September 30, 2012; and $3.1 million, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due. Principal payments for the period January 1, 2011 to September 30, 2011 were $4.7 million.

Effective for the year ending December 31, 2011, the BL term loan agreement also requires potential mandatory annual principal prepayments from Excess Cash Flow, or the ECF Prepayment, as defined by the BL term loan agreement, based on audited financial statements of B&L’s wholly-owned subsidiary, B&L Supply, for the year ending December 31, 2011. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements, which must be submitted within 90 days after year-end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity, or the Liquidity Test, as defined by the BL term loan agreement. Deferred amounts may be payable in future periods to the extent B&L Supply satisfies the Liquidity Test.

B&L can prepay the BL term loan at any point in time subject to a make-whole payment or prepayment fee as defined by the BL term loan agreement payable prior to the fourth anniversary of the BL term loan. The BL term loan also contains a mandatory prepayment with respect to additional debt issuance, which is subject to the same make-whole payment or prepayment fee. The ECF Prepayments are not subject to a make-whole payment or prepayment fee. There were no prepayments for the period January 1, 2011 to September 30, 2011.

Prior to August 19, 2012, B&L may at its option, redeem some or all of the BL term loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (1) the prepayment fee as of the second anniversary of the closing and (2) interest that would be required through August 19, 2012, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is paid as follows:

PERCENTAGE
On or prior:
August 19, 2013	105.50%
August 19, 2014	102.75%

The BL term loan agreement contains various covenants that limit B&L’s discretion, and will limit our discretion, in the operation of its business. Financial covenants include:

(i)	a maximum total leverage ratio, as defined by the BL term loan agreement, requiring a ratio of no more than 2.5 to 1.0 at September 30, 2011; 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	a minimum consolidated interest coverage ratio, as defined by the BL term loan agreement, requiring a minimum ratio of 3.25 to 1.0 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	limitations on capital expenditures with maximum annual capital expenditures of $3.5 million for the year ending December 31, 2011, and $3.0 million for the years ending December 31, 2012 and thereafter.

The BL term loan agreement, among other things, also limits B&L’s ability, B&L Supply’s ability, and will limit our ability to:

(i)	incur additional indebtedness, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of B&L’s business, and enter into certain transactions with affiliates;

(ii)	pay dividends or make certain other restricted payments; and

(iii)	merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets.

At September 30, 2011, B&L was in compliance with the financial, affirmative, and negative covenants applicable under the BL term loan agreement.

Seller Note. After the Reorganization and prior to our use of proceeds from this offering, we will be party to the Seller Note. The carrying value of the Seller Note as of September 30, 2011 is $48.5 million, net of discount of $5.7 million. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. The remaining portion of the accrued interest is added to the Seller Note principal balance to be paid at maturity. At September 30, 2011, cumulative interest added to the note payable to the former owner of B&L Predecessor was $4.2 million and is included in its carrying value.

Statement of Cash Flows Data

Net cash flows provided by operating activities are largely dependent on earnings from our business activities and are exposed to certain risks. Since we operate predominantly in the energy industry and provide our products to customers within this industry, reduced demand for oil and gas and reduced spending by our customers for the exploration, production, processing, transportation, storage, and refining of oil and natural gas, whether because of a decline in general economic conditions, reduced demand for our products, increased competition from our competitors, or adverse effects on relationships with our customers and suppliers could have a negative impact on our earnings and operating cash flows.

Our consolidated statements of cash flows are prepared using the indirect method. The indirect method derives net cash flows from operating activities by adjusting net income to remove (1) the effects of all deferrals of past operating cash receipts and payments, such as changes during the period in inventory, deferred income and similar transactions, (2) the effects of all accruals of expected future operating cash receipts and cash payments, such as changes during the period in receivables and payables, (3) other non-cash amounts such as depreciation, amortization, accretion, changes in the fair market value of derivative instruments, and equity in income from our unconsolidated affiliate (net cash flows provided by operating activities reflect the actual cash distributions we receive from our unconsolidated affiliate), and (4) the effects of all items classified as investing or financing cash flows, such as proceeds from asset sales and related transactions or extinguishment of debt. In general, the net effect of changes in operating accounts results from the timing of cash receipts from sales and cash payments for purchases and other expenses during each period. Increases or decreases in inventory are influenced by the demand and prices for our products. As a result of the worldwide economic recession and its impact on steel demand and prices, our suppliers have experienced a reduction in trade credit insurance available to them for sales to foreign accounts. This has resulted in our suppliers (1) reducing the available credit they grant to us and others and (2) requiring other forms of credit from us, such as trade finance instruments under the EM revolving credit facility which has decreased availability under the EM revolving credit facility. Since we incur costs for letters of credit under the EM revolving credit facility, this trend has increased our borrowing costs, although not significantly.

Cash used in investing activities primarily represents expenditures for additions to property, plant and equipment, business combinations and investments in our unconsolidated affiliate. Cash provided by or used in financing activities generally consists of borrowings and repayments of debt and fluctuations in our managed cash overdraft. Our borrowings and repayments of debt are influenced by changes in our credit availability, which is driven by the amount of eligible inventory and receivables we have at a given time, and changes in demand for our products.

The following information highlights the significant year-to-year variances in our cash flow amounts:

	NINE MONTHS ENDED SEPTEMBER 30,
(IN MILLIONS)	2011	2010
Cash flows provided by (used in) operating activities	$(55.1)	$1.7
Cash flows provided by (used in) investing activities	3.9	(23.3)
Cash flows provided by (used in) financing activities	1.2	(5.3)
Effect of exchange rate changes on cash and cash equivalents	(0.6)	(0.2)

Net change in cash and cash equivalents	(50.6)	(27.1)
Cash and cash equivalents—beginning of period	62.5	65.7

Cash and cash equivalents—end of period	$11.9	$38.6

Operating activities. Net cash outflows from operating activities were $55.1 million for the nine months ended September 30, 2011 compared to net cash inflows of $1.7 million for the nine months ended September 30, 2010. The cash used in operations for the nine months ended September 30, 2011 reflects cash used for working capital requirements to support increased sales activity resulting from improved economic conditions worldwide and particularly in the energy industry. As our sales have increased, we have entered into and fulfilled more purchase orders with our customers and suppliers which increased our accounts receivable from our customers, our inventory on hand and our accounts payable with our suppliers. Cash outflows from operating activities also include interest paid of $59.2 million primarily associated with EMC’s senior secured notes. These cash outflows were partially offset by federal and state income tax refunds of $18.4 million received during the nine months ended September 30, 2011.

Investing activities. Net cash provided by investing activities was $3.9 million for the nine months ended September 30, 2011 compared to net cash outflows of $23.3 million for the nine months ended September 30, 2010. Net cash inflows for the nine months ended September 30, 2011 reflect cash proceeds of $6.3 million from the sale of our former Singapore sales and distribution facility in January 2011. Net cash outflows of $23.3 million for the nine months ended September 30, 2010 include EMC’s $10.0 million investment in B&L, cash outflow of $9.6 million primarily related to the construction of our new Singapore sales and distribution facility and a $4.0 million cash payment for the final purchase price adjustment for the purchase of the businesses of Petro Steel International, L.P. and Petro Steel International, LLC, or PetroSteel.

Financing activities. Net cash provided by financing activities was $1.2 million during the nine months ended September 30, 2011 compared to net cash outflows of $5.3 million for the nine months ended September 30, 2010. The net cash outflow in the nine months ended September 30, 2010 includes payment of $4.0 million for a note payable to the former owners of PetroSteel.

Year ended December 31, 2010 compared to year ended December 31, 2009

	YEAR ENDED DECEMBER 31,
(IN MILLIONS)	2010	2009
Cash flows provided by (used in) operating activities	$30.2	$91.9
Cash flows provided by (used in) investing activities	(26.8)	(8.0)
Cash flows provided by (used in) financing activities	(5.6)	(59.9)
Effect of exchange rate changes on cash and cash equivalents	(1.0)	—

Net change in cash and cash equivalents	(3.2)	24.0
Cash and cash equivalents—beginning of period	65.7	41.7

Cash and cash equivalents—end of period	$62.5	$65.7

Operating activities. Net cash inflows from operating activities were $30.2 million for the year ended December 31, 2010 compared to net cash inflows of $91.9 million for the year ended December 31, 2009. The decrease in cash flows from operations was primarily the result of an increase in net loss partially offset by non-cash operating expenses and reduced working capital requirements as our sales continued to decrease due to the global economic recession. The $62.8 million goodwill impairment charge recorded in the second quarter of 2010 did not impact our liquidity position, compliance with our debt covenants or cash flows.

Investing activities. Net cash outflows from investing activities were $26.8 million for the year ended December 31, 2010 compared to net cash outflows of $8.0 million for the year ended December 31, 2009. Cash outflows from investing activities of $26.8 million for the year ended December 31, 2010 includes the $10.0 million investment in B&L, $14.0 million of capital investment primarily related to the expansion of our Singapore and Middle East warehouse facilities, and a $4.0 million earn-out payment made to the former owners of PetroSteel as required by the PetroSteel purchase agreement. Cash outflows for the year ended December 31, 2009 include a $4.0 million earn-out payment to the former owners of PetroSteel and $2.0 million of capital expenditures for routine improvement of warehouse facilities and machinery and equipment.

Financing activities. Net cash outflows from financing activities were $5.6 million during the year ended December 31, 2010 compared to net cash outflows of $59.9 million for the year ended December 31, 2009. Cash outflows from financing activities of $5.6 million for the year ended December 31, 2010 include payments associated with capital leases and with a $4.0 million note payable to the former owners of PetroSteel. Cash outflows from financing activities of $59.9 million for the year ended December 31, 2009 include $498.2 million of payments associated with the EM revolving credit facility and the related term loans, $9.0 million of repayments of managed cash overdrafts and short-term loans, and $13.3 million of deferred financing costs, offset by $460.6 million of proceeds from the issuance of EMC’s senior secured notes.

Year ended December 31, 2009 compared to year ended December 31, 2008

	YEAR ENDED DECEMBER 31,
(IN MILLIONS)	2009	2008
Cash flows provided by (used in) operating activities	$91.9	$53.8
Cash flows provided by (used in) investing activities	(8.0)	(12.3)
Cash flows provided by (used in) financing activities	(59.9)	(42.4)
Effect of exchange rate changes on cash and cash equivalents	—	(5.9)

Net change in cash and cash equivalents	24.0	(6.8)
Cash and cash equivalents—beginning of period	41.7	48.5

Cash and cash equivalents—end of period	$65.7	$41.7

Operating activities. Net cash inflows from operating activities were $91.9 million for the year ended December 31, 2009 compared to net cash inflows of $53.8 million for the year ended December 31, 2008. The increase in cash flows from operations was primarily the result of a decrease in net cash required for working capital, as accounts receivable, accounts payable and inventory levels all declined due to reduced sales caused by the sharp decline in oil prices and the global economic recession, partially offset by lower net income.

Investing activities. Net cash outflows from investing activities were $8.0 million for the year ended December 31, 2009 compared to net cash outflows of $12.3 million for the year December 31, 2008. Cash outflows from investing activities of $8.0 million for the year ended December 31, 2009 include a $4.0 million earn-out payment to the former owners of PetroSteel and $2.0 million of capital expenditures for routine improvement of warehouse facilities and machinery and equipment. Cash outflows of $12.3 million for the year ended December 31, 2008 include capital expenditures of $8.4 million and a $4.0 million earn-out payment to the former owners of PetroSteel.

Financing activities. Net cash outflows from financing activities were $59.9 million during the year ended December 31, 2009 compared to net cash outflows of $42.4 million for the year ended December 31, 2008. Cash outflows from financing activities of $59.9 million for the year ended December 31, 2009 include $498.2 million of payments associated with the EM revolving credit facility, the related term loans, and capital leases, $9.0 million repayments of managed cash overdrafts and short-term loans, and $13.3 million of deferred financing costs, offset by $460.8 million of proceeds from the issuance of the EMC’s senior secured notes. Cash outflows from financing activities for the year ended December 31, 2008 include net principal payments associated with the EM revolving credit facility, the related term loans, and to a lesser extent, repayments of managed cash overdrafts and short-term loans.

Off-Balance Sheet Transactions

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, bank guarantees and payment guarantees. No liabilities related to these arrangements are reflected in our condensed consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

As of September 30, 2011 and December 31, 2010, we had $53.5 million and $23.0 million of letters of credit and bank guarantees outstanding, respectively.

As of September 30, 2011 and December 31, 2010, we had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $30.0 million and $16.7 million, respectively, to third parties to secure payment performance by certain Edgen Group subsidiaries. The outstanding aggregate value of guaranteed commitments at September 30, 2011 and December 31, 2010, were $27.0 million and $14.9 million, respectively.

At September 30, 2011 and December 31, 2010, the Company had bank guarantees of $0.5 million and $1.0 million, which have been cash collateralized and included in prepaid expenses and other assets on the condensed consolidated balance sheets.

We had no other off-balance sheet arrangements.

Commitments and Contractual Obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables as of September 30, 2011. The information presented in the table below reflects management’s estimates of the contractual maturities of our obligations and also includes pro forma adjustments that give effect to the Reorganization and the use of proceeds of this offering. These maturities may differ from the actual maturities of these obligations.

	PAYMENTS DUE BY PERIOD ENDING DECEMBER 31,
(IN MILLIONS)	2011 (REMAINING)	2012	2013 AND 2014	2015 AND 2016	THEREAFTER	TOTAL
Contractual Obligations—
EMC’s senior secured notes(1)	$—	$57.0	$113.9	$493.5	$—	$664.4
Capital lease(2)	0.5	2.1	4.3	4.3	29.6	40.8
Operating lease obligations	1.3	3.9	4.8	1.3	0.7	12.0
Derivatives instruments—
Foreign currency exchange contracts(3)	20.6	23.3	—	—		43.9
Purchase commitments(4)	231.8	69.3	—	—		301.1

Total	$254.2	$155.6	$123.0	$499.1	$30.3	$1,062.2

(1)

Includes $465.0 million of aggregate principal amount of EMC’s senior secured notes. This also includes current interest payment obligations on the notes of $57.0 million per annum. The notes were issued at a price of 99.059% of their face value, resulting in approximately $460.6 million of gross proceeds. The discount of approximately $4.4 million will be amortized and included in interest expense until the notes mature. We intend to use $             million of the net proceeds from this offering to purchase additional limited partnership units of EM II LP to fund the redemption of $             million of EMC’s senior secured notes. See “Use of Proceeds.”

(2)

Includes interest obligations of 9.84%, the implicit interest rate, under our Newbridge, Scotland facility capital lease. In December 2010, the annual rental payments were increased by $0.3 million based on the U.K. consumer index and are subject to further adjustment every two years until the lease term expires.

(3)	Represents the notional value of foreign currency contracts to purchase and sell foreign currencies at specified forward rates in connection with our foreign currency hedging policy.
(4)

Includes purchase commitments for stock inventory and inventory for existing orders from our customers. We enter into purchase commitments on as-needed basis, typically daily, but these commitments generally do not extend beyond one year.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles. In order to apply these principles, management must make judgments and assumptions and develop estimates based on the best available information. We base our estimates on historical experience, when applicable, and apply assumptions that we believe are reasonable under the circumstances. Our actual results may differ from these estimates under different circumstances or conditions. We believe the following critical accounting policies describe significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, customer incentives, value-added tax, and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Collectability of accounts receivable

Accounts receivable is shown net of allowance for doubtful accounts on our consolidated balance sheet. We maintain an allowance for doubtful accounts to reflect our estimate of uncollectible accounts receivable based on historical experience and specific customer collection issues that we have identified. The credit risk associated with our accounts receivable is concentrated within several sectors of the oil and natural gas industry and is dispersed over a large number of customers worldwide.

We consider all available information when assessing the adequacy of the allowance for doubtful accounts. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. We perform ongoing credit evaluations of customers and set and adjust credit limits based upon reviews of customers’ current credit information and payment history. The rate of future credit losses may not be similar to past experience.

Adjustments made with respect to the allowance for doubtful accounts often relate to new information not previously known to us. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements and there can be no assurance that we have adequately reserved for all of our uncollectible receivables.

Inventories

We value our inventories at the lower of cost or market (net realizable value). We account for our inventories using the weighted average cost method of accounting. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow moving or defective items where appropriate. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements. For example, during the years ended December 31, 2010 and 2009, our predecessor incurred inventory write-downs of $0.3 million and

$22.5 million, respectively, and during the fiscal year ended September 30, 2009 B&L incurred inventory writedowns of $39.3 million related to selling prices falling below inventory cost.

Goodwill and other indefinite lived-intangible assets

At September 30, 2011, our goodwill balance was $23.1 million and we had an $11.5 million indefinite lived intangible asset associated with the Edgen Murray tradename.

Goodwill represents the excess of the purchase price of an acquired business over the portion of the purchase price assigned to the assets acquired and liabilities assumed in the transaction. Goodwill and our indefinite lived intangible asset are not amortized, but are subject to annual impairment testing at the beginning of each fiscal year, and more frequently if circumstances indicate that it is probable that their fair values are below their carrying amounts.

Our impairment testing consists first of a qualititative assessment where we determine whether the existence of certain events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after assessing the totality of events or circumstances, we determine it is more likely than not that the carrying amount of a reporting unit is less than its fair value, then performing the two-step impairment test is unnecessary. If we conclude otherwise, then we perform the first step of the two-step impairment test which requires the determination of the fair value of each reporting unit. Fair value of our reporting units is determined using discounted cash flows and guideline company multiples. Significant estimates used in calculating fair value include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reporting units. If these estimates or their related assumptions change in the future, we may be required to record impairment charges.

Fair value of tradenames is derived using a relief from royalty valuation method which assumes that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

In 2010, we revised our operating forecasts to project a slower future earnings recovery than originally planned due to the continued slow global economic recovery as well as uncertainty surrounding energy demand and commodity pricing. In conjunction with preparing the revised forecasts, we performed an interim goodwill impairment analysis using a methodology which combines a discounted cash flow valuation and comparable company market value approach to determine the fair value of our reporting units.

Our Americas and UAE reporting units failed Step 1 of the goodwill impairment analysis because the book value of these reporting units exceeded their estimated fair value. Step 2 of the goodwill impairment analysis included a determination of the implied fair value of the Americas and UAE reporting units goodwill by assigning the fair value of the reporting units determined in Step 1 to all of the assets and liabilities of the Americas and UAE reporting units (including any recognized and unrecognized intangible assets) as if the Americas and UAE reporting units had been acquired in a business combination. We then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on this analysis, we recorded a goodwill impairment charge of $62.8 million to reduce the goodwill balance at the Americas and UAE reporting units to zero. In connection with performing the interim goodwill impairment analysis described above, tradenames were also tested and it was determined that fair value exceeded their carrying value. As a result, no impairment of our tradenames was identified during 2010.

There were no impairment charges of goodwill or indefinite lived intangible assets during the nine months ended September 30, 2011 and the fair value of our reporting units was substantially in excess of their respective carrying values.

We will continue to monitor all events and circumstances that would potentially affect the fair value of our U.K. and Singapore reporting units and our tradenames. Events or circumstances which could indicate a potential impairment include, but are not limited to: negative changes in macroeconomic conditions, deterioration in the energy industry, negative or declining cash flows, or a sustained decrease in our share price.

Measuring recoverability and determining useful lives of long-lived assets

Long-lived assets, including property, plant, and equipment and certain intangible assets are assessed for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. Our estimates of such undiscounted cash flows are based on a number of assumptions including anticipated demand for our products, estimated useful life of the asset or asset group, and estimated salvage values. An impairment charge would be recorded for the excess of a long-lived asset’s carrying value over its estimated fair value, which is based on a series of assumptions similar to those used to derive undiscounted cash flows. Those assumptions also include usage of probabilities for a range of possible outcomes, market values and replacement cost estimates.

We depreciate our long-lived assets based on management assumptions regarding the useful economic lives and residual values of our assets. These estimates can be affected by future changes in market conditions, the capital spending decisions of our customers, and inflation. At the time we place our assets in-service, we believe such estimates are reasonable; however, circumstances may develop that would cause us to change these estimates, which would change our depreciation amounts prospectively. Examples of such circumstances include (1) changes in laws and regulations that limit the estimated economic life of an asset, (2) changes in technology that render an asset obsolete or (3) changes in expected salvage values.

In connection with performing the interim goodwill impairment analysis described above, we tested our long-lived assets for impairment and the fair value of the assets exceeded their carrying amounts. No impairment of long-lived assets was identified as of September 30, 2011.

Equity-based compensation

The accounting for equity-based compensation requires the measurement and recognition of compensation expense for all equity-based compensation awards made to employees and directors based on the grant date fair values of the awards. We have historically granted unit options and restricted units of EM II, LP and B&L to certain of our executive officers, employees and directors.

The fair value of each restricted common limited partnership unit at the grant date is based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach, which is divided by the total outstanding common limited partnership units to determine the fair value of a common limited partnership unit at the grant date.

The fair value of each unit option granted is estimated using the Black-Scholes option pricing model which requires management to make assumptions and to apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying stock (which is determined using a methodology similar to that used for valuation of restricted common units described above), expected volatility and expected term. In addition, the recognition of equity-based compensation expense is impacted by estimated forfeiture rates.

Our board of directors has historically set the exercise price of options to purchase our common stock at a price per share not less than the fair value of the partnership unit at the time of grant. To determine the fair value of our partnership units, our board of directors, with input from management, considers many factors, including but not limited to:

■	valuations we performed using the methodologies described below;

■	our historical, current and expected future operating performance;

■	our financial condition at the date of grant;

■	lack of marketability of our common partnership units and the potential future marketability of our common stock as a result of a liquidity event, such as an initial public offering;

■	business risks inherent in our business; and

■	global economic trends and capital market conditions.

Since our predecessor’s partnership units have no trading history, we estimated the expected volatility based on the historical volatilities of several comparable public companies within our industry that management believes are comparable. The weighted-average expected life of options was calculated using the “simplified” method developed by the SEC staff. The risk-free interest rate is based on the zero coupon U.S. Treasury yields in effect at the time of grant for periods corresponding to the expected term of the options. The expected dividend rate is zero based on the fact that we have not historically paid dividends and have no intention to pay cash dividends in the foreseeable future. The forfeiture rate is estimated based on our historical experience and adjusted periodically as necessary.

There were no grants of unit options or restricted units in 2009 or the nine months ended September 30, 2011. During 2010, we granted 1,825 unit options and 250 restricted units. The fair value of unit options granted in 2010 was calculated as $69.26 per unit option using the Black-Scholes pricing model with an exercise price of $1,000 per unit, a risk-free interest rate of 1.87%, an expected volatility of 50.0% and, an expected term of 6.5 years. The fair value of restricted units granted in 2010 was calculated as $312.26 per restricted unit. Compensation expense associated with these grants was $0.2 million, which will be recognized over a weighted average period of 5 years.

In the absence of a public trading market for our common partnership units, management and our board of directors determined the estimated fair value at the grant date of our common partnership units. We performed the valuation of our common partnership units in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In order to value the common partnership units underlying all option grants, we determined our business equity value by taking a weighted combination of the value indications using two valuation approaches: an income approach and a market approach.

Valuation models employed in determining our enterprise value require the input of highly subjective assumptions. In determining enterprise value under the income approach, a discount rate is applied to our estimated future net cash flows to derive a single present value representing the value of the enterprise. The discounted cash flow model used to calculate our enterprise value included, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow our business; and, an appropriate risk-adjusted discount rate. The market approach estimates the fair value of a company by applying market multiples of the corresponding financial metrics of publicly traded firms in similar lines of business to our historical and/or projected financial metrics. We selected comparable companies based on factors such as business similarity, financial risk, company size and geographic markets. In applying this method, valuation multiples were: (1) derived from historical operating data of the selected comparable entities; (2) evaluated and/or adjusted based on our strengths and weaknesses relative to the comparable entities; and (3) applied to our operating data to arrive at a value indication.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of our predecessor, which in the judgment of its General Partner necessitates action by adjusting the terms of the outstanding awards or units, its General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate.

Upon a sale of our predecessor, its General Partner may (1) accelerate vesting, (2) terminate unexercised awards with a twenty-day notice, (3) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (4) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (5) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Income tax expense estimates and policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include a tax provision, or reduce our tax benefit in our consolidated statement of operations. We use our judgment to determine the provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

At September 30, 2011, a valuation allowance of $22.7 million was recorded against deferred tax assets and NOL carryforwards because we believe it is more likely than not that the future benefits will not be realized in subsequent periods. The estimated future U.S. taxable income will limit our ability to recover the net deferred tax assets and also limit the ability to utilize the NOLs during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover the NOLs via a carryback claim. The NOLs are scheduled to expire beginning in 2024 through 2031.

There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our remaining or future deferred tax assets. We cannot predict whether future tax laws or regulations, including at the foreign, U.S. federal, state or local level, might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates.

Management is responsible for raising financing for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Our treasury operations are conducted under the oversight of management, who receive regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. Our policy on foreign exchange rate hedging requires that only known, firm commitments are hedged and that no trading in financial instruments is undertaken.

Our principal risks are exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Interest rate risk

We are exposed to market risk related to our fixed-rate and variable-rate debt. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. Changes in interest rates may affect the market value of our fixed-rate debt, EMC’s senior secured notes. Market risk related to our variable-rate debt is measured to the extent that a potential increase in market interest rates could have a negative impact on our consolidated financial position, results of operations and/or cash flows. A hypothetical 1% increase in the assumed effective interest rates that apply to the variable rate average borrowings on our revolving credit facilities in the nine months ended September 30, 2011 would cause our interest expense for the nine months ended September 30, 2011 to increase by approximately $0.4 million.

Foreign currency risk

In the ordinary course of our business, we enter into purchase and sales commitments that are denominated in currencies that differ from the functional currency used by our operating subsidiaries. Currency exchange rate fluctuations can create volatility in our consolidated financial position, results of operations and/or cash flows. Although we may enter into foreign exchange agreements with financial institutions in order to reduce our exposure to fluctuations in currency exchange rates, these transactions, if entered into, will not eliminate that risk entirely. To the extent that we are unable to match sales received in foreign currencies with expenses paid in the same currency, exchange rate fluctuations could have a negative impact on our consolidated financial position, results of operations and/or cash flows. For the nine months ended September 30, 2011, we had a foreign currency loss of $0.7 million.

Additionally, because our consolidated financial results are reported in U.S. dollars, if we generate net sales or earnings within entities whose functional currency is not the U.S. dollar, the translation of such amounts into U.S. dollars can result in an increase or decrease in the amount of our net sales or earnings. With respect to our potential exposure to foreign currency fluctuations and devaluations, for the nine months ended September 30, 2011, 22% of our pro forma sales were originated from subsidiaries outside of the U.S. in currencies including, among others, the pound sterling, euro and U.S. dollar. As a result, a material decrease in the value of these currencies relative to the U.S. dollar may have a negative impact on our reported sales, net income and cash flows. Any currency controls implemented by local monetary authorities in countries where we currently operate could adversely affect our business, financial condition and results of operations.

Other than our U.K. subsidiary, there was no material exposure to us at September 30, 2011 associated with subsidiaries who use a functional currency other than the U.S. dollar.

Credit risk

We believe our credit risk on our revolving credit facilities and derivative financial instruments is limited because the counterparties are generally banks with high credit ratings assigned by international credit-rating agencies. We have no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

BUSINESS

Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Group will become the holding company for all of our subsidiaries, including EM II LP and B&L, in a transaction we refer to as the Reorganization, and will serve as the issuer in this offering. The Reorganization and specifically the integration of B&L into our business will significantly increase our size and materially change our operations. As a result, except in circumstances where the context indicates otherwise, we have described our business below assuming that the Reorganization, including the integration of B&L into our existing business, has already occurred. See “Reorganization” and “Certain Relationships and Related Person Transactions—Formation of Edgen Group and the Reorganization.”

Our Company

We are a leading global distributor of specialty products to the energy sector, including highly engineered steel pipe, valves, quenched and tempered and high yield heavy plate, and related components. We primarily serve customers that operate in the upstream (conventional and unconventional exploration, drilling and production of oil and natural gas in both onshore and offshore environments), midstream (gathering, processing, fractionation, transportation and storage of oil and natural gas) and downstream (refining and petrochemical applications) end-markets for oil and natural gas. We also serve civil construction and mining applications which have a similar need for our technical expertise in specialized steel and specialty products. Our customers in all of these end-markets increasingly demand our products in the build-out and maintenance of infrastructure that is required when the extraction, handling and treatment of energy resources becomes more complex and technically challenging. We source and distribute premium quality, highly engineered and mission critical steel components from our global network of more than 800 suppliers. We have sales and distribution operations in 14 countries serving over 1,800 customers who rely on our supplier relationships, procurement ability, stocking and logistical support for the timely provision of our products around the world. For the nine months ended September 30, 2011, we achieved pro forma sales of $1.2 billion, pro forma net loss of $3.6 million, and pro forma earnings before interest, taxes, depreciation and amortization, or EBITDA, of $91.0 million.

Our Industry

We serve the global energy infrastructure market as well as other select markets. A substantial majority of our customers are active in the oil and gas sector and participate in the following end-markets:

■

Upstream. This end-market covers all activities directed toward the exploration and production of oil and natural gas. Core products supplied to our upstream customers include seamless and welded pipe of various grades and size ranges, quenched and tempered and high yield heavy plate, complex valve packages, and a wide range of fittings and components. Some examples of these product applications include casing and tubing, conductor pipe for offshore drilling, leg structures for high performance offshore jack-up rigs and valves for offshore production platforms. Customers in this market include oil and natural gas exploration & production companies, drilling companies, integrated and national oil and natural gas companies and shipbuilders and rig fabricators.

■

Midstream. This end-market involves the gathering, processing, transmission, storage and distribution of oil, natural gas and refined petroleum; as well as other services related to the transmission of these products from their sources to demand centers. Core products supplied to our midstream customers include high yield seamless and welded line pipe, high yield fittings and flanges, and complex valve packages, all of which are used for the localized gathering systems and for larger transmission networks. Our products are also a critical component for compressor stations which are an integral part of all transmission systems and are used to generate sufficient pressures to enable and direct flow within a network. Customers in this market include oil and natural gas gathering, processing, storage and transmission companies, most of whom own and operate pipelines.

■

Downstream. This end-market typically involves activities relating to the refining of crude oil and the marketing and distribution of products derived therefrom, such as gasoline, jet fuel, fuel oil and asphalt, as well as the production of petrochemicals. Refining and processing activities generally require highly engineered, specialized steel to withstand extreme temperatures and pressures and corrosive conditions. Core products supplied to our downstream customers include premium steel pipe and fittings and valves with high alloy content such as molybdenum, chrome and nickel. Customers in this market include major engineering, procurement and construction, general contractors, refineries and petrochemical companies.

We believe the overall strength of the global energy market and the demand for energy, in particular for oil and natural gas, influences our customers’ decision-making processes with respect to capital expenditures. Recently, we have experienced a substantial increase in order flow driven by customer investments in the oil and natural gas sector. These increased investment levels are the result of (1) significant drilling activity relating to unconventional resource and deepwater developments; (2) new onshore and offshore drilling rig fabrication and construction; (3) oil and natural gas gathering and transmission network maintenance expansion and construction; and (4) continued investment in downstream facilities, such as the maintenance of refineries. We expect that the following factors will continue to support further capital expenditures by our customers and, in turn, drive demand for our specialized products and services:

Increasing global demand for energy. It is anticipated that global energy consumption will continue to increase and that additional oil and natural gas production will be required to meet this demand. In its April 2011 International Energy Outlook 2011, the Energy Information Administration, or EIA, estimates that world oil consumption will increase by 30% from 85.5 million barrels per day in 2008 to 110.8 million barrels per day in 2035 and that natural gas consumption will increase by 52% from 110.7 trillion cubic feet to 168.7 trillion cubic feet over the same period. This growth is expected to be driven largely by the continued development and industrialization of China, India, Brazil and other non-OECD countries. While recent global economic volatility may impact anticipated growth in the near-term, the trend towards industrialization in certain non-OECD countries is expected to continue to drive their long-term economic growth. Growth in these countries is expected to contribute significantly to increasing global energy demand and, as a result, further investment in energy-related infrastructure, including the exploration, production, transmission, refining and processing of oil and natural gas.

In its 2011 World Energy Outlook, the Internal Energy Agency, or IEA, estimates that in order to meet the projected need for energy, $38 trillion in global investment in energy-supply infrastructure will be required from 2011 to 2035, an average of $1.5 trillion per year during that period, with two thirds expected to be required in non-OECD countries. Of the total required investment, it is estimated that the oil and gas sector will require approximately $20 trillion, the power sector will require approximately $17 trillion and that coal and biofuels will account for the remaining required investment. As a supplier of specialized steel products to companies across the global energy supply chain, we expect to benefit from these long-term demand trends.

Continued requirement for additional oil and natural gas drilling activity. In order to meet existing and expected increases in global demand for energy and to offset the declining supply from existing resource developments, the oil and natural gas industry is making significant investments in the development of previously underexploited oil and natural gas resources, such as the onshore U.S. shales, Canadian oil sands, and Australian CBM, and in global deepwater offshore locations.

Advances in technology such as non-vertical drilling techniques and hydraulic fracturing applications have driven the economic development of onshore unconventional resources. These advances have resulted in a significant increase in onshore drilling activity, with much of the activity relating to unconventional resource developments. As a result of this activity, the number of active onshore rigs in the U.S. has increased at a 9% compound annual growth rate, or CAGR, for the ten-year period ended December 9, 2011 to 1,946 rigs as of December 9, 2011, with 58% drilling horizontal wells. In addition, 58% of these rigs are also being directed towards oil. Over the same ten-year period, the CAGR for the U.S. horizontal active rig count is 32% and for the oil-directed active rig count is 22%. These trends illustrate the continued shift towards large scale unconventional developments and a focus on oil and natural gas with a high liquids content, often referred to as “wet gas”.

We expect overall North American onshore drilling activity to remain strong, with notable increases in the near term as a result of (1) increases in rigs directed towards oil and wet gas offsetting declines in drilling activity directed towards dry gas due to the relative strength of oil prices as compared to natural gas prices; (2) exploration and production companies drilling new oil and natural gas wells to satisfy lease maintenance obligations, particularly in unconventional resource plays; (3) attractive economic returns for certain unconventional resource developments; and (4) foreign and private capital investments in unconventional resource developments, in particular from Asian and European oil and natural gas companies, supporting additional exploration-related capital expenditures. According to the December 2011 Drilling and Production Outlook published by Spears & Associates, Inc., total global onshore drilling and completion spending for 2011 is estimated to be $201 billion, with 61% spent in the onshore U.S. market. Onshore drilling and completion spending in the U.S. has increased from $13.4 billion in 2000 to $94.4 billion in 2010 and is expected to increase by a CAGR of 10% between 2010 and 2017.

Onshore oil and natural gas wells drilled using non-vertical drilling techniques and hydraulic fracturing applications typically result in greater measured depths and total footage drilled when compared to vertical wells. Due to the proliferation of non-vertical drilling and hydraulic fracturing activity, both total and per-well footage drilled have increased substantially over the past decade. Since 2000, the average footage drilled per well in the U.S. has increased from approximately 5,000 feet to approximately 6,800 feet in October 2011. As total footage drilled and footage per well drilled increases, the need for our products also increases. Furthermore, improvements in technology and expertise have significantly increased the efficiency of drilling horizontal wells, enabling a single rig to drill more wells each year, thereby increasing the per-rig and per-well consumption of drilling related products and oil country tubular goods.

Not only do the greater measured depths of unconventional oil and natural gas wells result in greater consumption of drilling related products, those products must be more flexible in order to be used in horizontal drilling which requires high torsional strength and be of a higher grade alloy in order to withstand the high pressure and temperature conditions of a deeper well. As a result, we believe that continued and increased drilling activity associated with unconventional resource developments with the use of new extraction technologies will have a positive impact on demand for our products with respect to both the requirement for more specialized products and total tons consumed.

We expect global offshore drilling activity to also increase as production from mature regions declines and as upstream oil and gas companies explore and exploit frontier and deepwater regions. According to Baker Hughes, Inc. the global offshore active rig count has increased approximately 16% from a recession-driven low of 261 rigs in August 2009 to 302 rigs in November 2011. According to ODS-Petrodata, the global offshore rig supply in 2011 is projected to average 868 rigs. Of the total global offshore rig supply, 24% are semi-submersible rigs typically used in medium to deepwater locations and 56% are jack-up rigs, which tend to be used in locations with water depths of less than 500 feet. In particular, the number of semi-submersible rigs and drillships contracted to drill in deepwater locations, defined as depths greater than 3,000 feet, has increased at an approximately 12% CAGR over the last five years. Many upstream oil and gas companies are making significant investments in international offshore oil and natural gas developments where there are large undeveloped resources, such as in Southeast Asia, Brazil, West Africa and the Middle East. For example, there has been a significant rise in drilling and development activity offshore Brazil as a result of the recent discoveries of major oil and natural gas resources in deepwater pre-salt areas. In many of these markets, development of these new oil and natural gas discoveries will require significant investment in production infrastructure. Spears & Associates, Inc. estimates that global offshore drilling and completion spending will reach $63.0 billion in 2011, of which 16% will be spent in North America and 84% will be spent outside North America. Offshore drilling and completion spending outside North America has increased from $20.9 billion in 2000 to $50.2 billion in 2010 and is expected to increase by a CAGR of 11% between 2010 and 2017.

Exploration, drilling and production in deepwater requires the use of specialized drilling equipment and materials that can withstand the associated difficult operating environments and conditions. In addition, because deepwater projects tend to have longer-term development timetables and have lower production decline rates than other developments, they are impacted to a lesser extent by short-term commodity price movements. This effect often results in more predictable demand cycles for our products. We expect demand for our specialty products to increase as oil and natural gas producers continue to invest in the development of offshore resources, particularly in deepwater locations.

Continued investment in oil and natural gas gathering and transmission capacity. As oil and natural gas production from mature regions declines, oil and gas companies are making significant investments in the exploration and development of new resources in alternative or frontier locations. These investments are resulting in increased drilling activity and production in areas that often lack sufficient pipeline, processing, fractionation, treatment or storage infrastructure, such as the Bakken and Eagle Ford shales in the U.S. and areas of Brazil and Australia. We expect that as production from new oil and natural gas developments increases, additional investments in gathering and transmission capacity will be required. A February 2011 report in the Oil & Gas Journal estimated that for all current projects scheduled to be completed after 2011, companies plan to lay in excess of 47,000 miles of pipe and spend approximately $241 billion.

Additionally, many existing pipeline networks in North America and Europe are aging, which we believe will necessitate additional spending related to maintenance and repair of such networks. In North America, increased development of domestic sources of oil and natural gas, such as the U.S. shales, which in some cases are served by existing infrastructure with insufficient capacity to handle forecasted production, has led to the construction of numerous large-scale gathering and transmission projects. Such projects include the construction of new gathering and transmission networks as well as the expansion, linking and possible flow reversal of existing networks.

The technological advances that drove the expansion of shale-directed activity in the U.S. have similarly enabled the economic development of unconventional resources located in Central and Eastern Europe. As the upstream development of these resources begins, midstream operators and owners will be required to install the requisite transmission infrastructure necessary to transport these resources to market. We believe that additional capacity is being built to alleviate supply constraints and reduce the region’s dependence on Russian natural gas supply.

Growth in global natural gas production from unconventional resources and large offshore developments, together with increasing global energy demand, has enabled the economic development of transmission capacity and infrastructure related to liquified natural gas, or LNG, particularly in Asia, Europe and North America. LNG infrastructure, such as liquefaction and regasification facilities, is expected to serve as an important link between markets of low-cost excess supply of natural gas and regions with excess demand for natural gas that are not or cannot be readily served by pipelines.

We believe that we will benefit from increased demand for many of our specialized components that are needed for the construction and maintenance of these transmission systems.

Continued and expected increases in downstream refining activity. The continued industrialization of emerging economies such as those of China and India, as well as the recovery of the global economy, is expected to result in increased demand for refined petroleum and petrochemical products, which should lead to increasing downstream activity and investment, particularly in the refining sector. We expect that increased demand for refined petroleum products will result in: (1) increased investment in refining capacity through expansion and possible construction of new facilities; (2) upgrades to existing facilities to enable the processing of heavier sour crudes which requires high yield alloys in many parts of the refining process; and (3) increasing maintenance and repair of existing facilities to comply with increasingly stringent environmental and safety laws and regulations. As these refineries require the use of our specialized steel products that are designed to withstand extreme temperatures and pressures and corrosive conditions, we expect to benefit from anticipated future demand from this end-market.

Growing global investment in power generation capacity. It is expected that substantial new power generation capacity will be required as developing economies experience rapid population growth and industrialization. The EIA’s International Energy Outlook 2011 report estimates that global electricity generation will grow from 18.8 trillion kWh in 2008 to 35.2 trillion kWh by 2035, an increase of over 85%. Additionally, many developed economies continue to enact regulations that promote the retirement or refurbishment of older generation capacity. We believe the shift in favor of cleaner fuels in the power generation sector has led to an increase in the use of natural gas as a fuel source for power generation. According to EIA estimates, 206 gigawatts of new generating capacity will be added between 2011 and 2035, with over half of the new capacity coming from oil and natural gas fired power plants. We believe that increased global demand for electricity, new power-related regulations and the focus on cleaner sources of energy, such as natural gas, wind, biodiesel and ethanol and nuclear power, will drive demand for our specialty products, which are designed to withstand the high pressures and temperatures encountered in these types of power generation facilities. We also believe that the increased focus by policy makers and regulators on the development of renewable sources of energy will drive demand for our product offerings. We believe that we are well positioned to meet the needs for highly specialized steel products by the power generation industry.

Increased focus on environmental and safety and regulatory standards. Many of our key markets have been subject to increased regulation relating to environmental and safety issues. As a result, companies undertaking oil and natural gas extraction, processing and transmission infrastructure across the upstream, midstream and downstream markets are facing increasingly strict environmental and safety regulation as they manage and build infrastructure. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. For example, a 2011 American Petroleum Institute report estimates that U.S. refinery operations spent $9.1 billion in 2009 toward maintaining compliance with environmental laws and regulations. The Pipeline Inspection, Protection, Enforcement, and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. We believe that such laws and regulations will drive increased maintenance, testing and repair spending by our customers and increased demand for our specialty products.

Increased demand and activity in other markets in which we operate. We serve various other end-markets, most notably mining and civil construction. To the mining end-market, we provide abrasion-resistant, induction-hardened, high yield, duplex, nickel alloy, and Hastelloy pipe as well as the accompanying components. These materials are engineered to withstand the extreme wear from the abrasive and corrosive conditions of a mining environment. Increased mining activity has been driven largely by increased global demand for commodities such as coal, iron ore, aluminum, nickel, copper and phosphate, particularly from emerging markets. To the civil construction market, we provide certified mill-tested large diameter heavy wall pipe, sheet and structural steel with full traceability to the original manufacturer. This product is designed specifically for heavy industrial applications such as marine piling, dams and levee systems, bridges, rail systems and deep foundations. To this market, growth has been driven by increased infrastructure investment in emerging economies and infrastructure repair and replacement in more mature economies. We believe we are well positioned to effectively serve these end-markets.

Global demand for steel and energy infrastructure products. According to the American Iron and Steel Institute, the energy market in the U.S. constitutes less than 10% of the total consumption of finished steel products domestically. We believe this figure is consistent with consumption on a global basis. Global demand for finished steel products is dominated by a few key end-markets, most notably construction, automotive and industrial/manufacturing. The primary finished steel products consumed across these markets include flat rolled (sheets and strip) and long products (bars, girders and reinforcing elements). Demand for these products tends to be highly correlated to macroeconomic trends, especially in developing countries such as China, India and Brazil.

Suppliers of steel products to the energy infrastructure market sell their goods into the supply chain via several methods, which include mill direct, through trading companies and through distributors. We believe that in recent years, distributors have established an increasingly important role in the delivery of steel products to energy end users. Distributors are able to aggregate customer orders, creating the demand necessary to support a production run of a specialty product, extend global reach, provide consistent purchasing volume and reduce working capital requirements. These benefits allow mills to focus on their core competency of steel manufacturing.

The primary steel products that support the development of energy infrastructure include pipe & tube, plates, shapes and bars. The difficult nature of many energy applications often necessitates the use of specialized products with specific chemistries and tolerances developed to withstand significant heat and pressure. Our experience is that relatively few mills have the capability to produce these specialty products. Such products are also typically created in short production runs. Often times, these factors result in very limited availability of the specialty products needed for energy infrastructure applications. Demand for specialty steel products for the energy end-market has historically been less affected by macroeconomic trends and more affected by trends specific to the energy infrastructure market such as the price of oil and natural gas. Key global producers of finished steel products for the energy infrastructure market include ArcelorMittal, Baosteel, POSCO, Nippon Steel and JFE. These and other major steel producers typically offer a full range of steel products, from basic carbon to specialty products, and serve numerous end-markets, including energy.

Key suppliers of oil country tubular goods to the North American market include TMK Ipsco, US Steel, Evraz, Tenaris and Vallourec. These and other suppliers produce oil country tubular goods in numerous diameters, weights and finishes in both carbon and alloy grades. Alloy grade products have specially designed metallurgical properties that significantly increase the strength, corrosion resistance and other performance qualities of the steel. The proliferation of technically demanding drilling techniques is driving increased consumption of alloy grades of oil country tubular goods as compared to the more commoditized carbon grades.

Oil country tubular goods demand is largely driven by drilling activity and inventory levels maintained by manufacturers, distributors and end users. Demand for oil country tubular goods is positively impacted by the increased drilling of deeper, horizontal and offshore wells. Deeper and horizontal wells tend to require more, higher quality and larger diameter pipe, while offshore drillers typically utilize premium oil country tubular goods as the cost of failure of an offshore oil and natural gas well is significantly greater than that of an onshore well.

We believe these global trends will benefit our business in the future.

Our Competitive Strengths

We consider the following to be our principal competitive strengths:

Broad scale with global distribution capabilities. As one of the largest global purchasers of specialty steel products for the energy infrastructure market, we use our scale to aggregate demand for the benefit of both our customers and our suppliers. We are able to secure volume pricing and production priority from our suppliers, often for specialty products for which no individual customer has enough demand to justify a timely production run, and thereby meet the specific product and delivery needs of our customers. In addition, we locate our global distribution facilities in close proximity to the major upstream, midstream and downstream energy end-markets we serve, including in the U.S., U.K., Singapore and Dubai. The benefits of our global presence include the ability to serve as a single global source of supply for our customers and participation in infrastructure investment activities in multiple regions around the world, increasing our growth opportunities and reducing our relative exposure to any one geographic market.

Diversified and stable customer base. We have a diversified customer base of over 1,800 active customers in more than 50 countries with operations in the upstream, midstream and downstream energy end-markets, as well as in power generation, civil construction, and mining. Our top ten customers, with each of whom we have had a relationship for more than nine years, accounted for 35% of our pro forma sales for the nine months ended September 30, 2011, yet no single customer represented more than 9% of our pro forma sales over the same period. We believe this diversification affords us a measure of protection in the event of a downturn in any specific region or market, or from the loss of individual customers. In addition, we tend to receive a base level of MRO sales from our large, longstanding customers, which provides additional stability to our sales during periods of limited infrastructure expansion.

Strategic and longstanding supplier relationships. We have longstanding, strong relationships with leading suppliers across all of our product lines. While we are able to source almost all of our products from multiple suppliers, our scale allows us to be one of the largest, if not the largest, customer to each of our key suppliers. As a large customer, we provide our suppliers with a stable and significant source of demand. In addition, our market knowledge and insight into our customers’ capital expenditure plans enable us to aggregate multiple orders of a specialty product into volumes appropriate for a production run. We believe that these differentiating factors enhance our ability to obtain product allocations, timely delivery and competitive pricing on our orders from our suppliers. We believe that obtaining these same benefits from suppliers would be difficult for others, including our customers.

Focus on premium products. Our product portfolio is composed primarily of premium quality, specialty steel products and components. These types of products often are available from only a select number of suppliers, have limited production schedules and require technical expertise to sell. Our emphasis on the procurement and distribution of highly engineered products that in many cases are not widely available is the foundation of our ability to deliver value to our customers.

Sophisticated material sourcing and logistical expertise. Many of our customers rely on us to source products for them, as they lack the supplier relationships, resources, volume and/or logistical capabilities to complete procurement and delivery independently or on a cost-effective basis. We believe our professionals have the expertise necessary to manage the coordinated delivery of purchased product to multiple, often remote operating sites according to specific schedules. They also have the knowledge, experience, training and technical expertise in their products to provide valuable advisory support to our customers regarding selection of the most appropriate product to meet their specific needs.

Capitalization and cash flow to maintain necessary inventory levels. Our size affords us the ability to maintain inventory levels necessary to meet the unexpected MRO needs of our customers in the geographies in which they operate. Such requests are often less price sensitive than longer lead-time Project and Drilling program orders. Our scale and wherewithal to support large projects also enable us to participate in Project order proposals otherwise inaccessible to smaller competitors. Many of our regional competitors have comparatively smaller balance sheets and resources and have limited cash flow, which limits their capacity to carry the appropriate inventory levels to meet certain customers’ needs.

Asset-light business model. We maintain an asset-light business model to maximize our profitability and operational flexibility. Our model results in high operating leverage, as evidenced by our $2.3 million in pro forma sales per employee for the year ended December 31, 2010. Our OCTG Segment operates one facility while leveraging the storage and transportation capabilities of over 50 trusted third party service providers to serve customers in the U.S. Our E&I Segment serves over 1,500 global customers through 23 distribution facilities strategically located throughout the world. We often enter new geographic areas of energy infrastructure development in conjunction with service to existing clients and working with third party service providers. In doing so, we are able to efficiently and quickly introduce our specialty products and technical expertise into new regions of high demand with minimal capital investment.

Experienced and incentivized management team. Our senior managers have significant industry experience, averaging over 25 years, across upstream, midstream and downstream energy sectors in the diverse geographies we serve and in the manufacture of the products we distribute. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with those of our stockholders. Following completion of this offering and as a result of the Reorganization, our management and employees would own approximately         % of our Class A common stock in the aggregate, assuming all such persons exchange their limited partnership units in EM II LP for shares of our Class A common stock.

Our Business Strategies

Our goal is to be the leading distributor of specialty steel products to the global energy sector. We intend to achieve this goal through the following strategies:

Expand business with existing customers. We strive to introduce our customers to the entirety of our product portfolio on a global basis. Our experienced and knowledgeable sales force is trained to capture additional share of our customers’ overall spending on specialty steel products. Opportunities to expand business with our customers include:

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Capitalizing on new product and cross-selling opportunities across all of a customer’s operations in different end-markets and geographies. As an example, we have had recent success growing our sales related to premium valves. Specifically, we were recently awarded a significant contract to supply valves for the construction of a new offshore drilling platform. The contractor operates a fleet of offshore drilling rigs, which should provide us significant future opportunities for additional valve and other product sales to this customer.

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Further penetrating existing customers’ Projects, Drilling programs and MRO supply requirements. As an example, we were recently successful growing our sales by capitalizing on our relationship and history of quality service with an existing customer. Specifically, this customer (a multi-national integrated oil and natural gas company) expanded its business into the Caspian Sea with an offshore oil field development project. The remote location and urgent material supply requirements combined to create complex project logistics. We were able to utilize our mill allocations and global stocking facilities to negotiate a solution to meet the customer’s ongoing MRO requirements.

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Leveraging our platform to address our customers’ global needs. As an example, many of our customers have expanded into Brazil to take advantage of the exploration and production opportunities resulting from the recent discovery of oil and natural gas resources off the coast of Brazil. We have had a history of successfully expanding our global footprint by opening new offices in active regions throughout the world. We were able to leverage this experience to mobilize a team and open an office in Brazil to provide our customers quality service in that region which has in turn resulted in sales growth.

We believe our proven ability to deliver our specialized products to address complex customer needs in a timely fashion differentiates us from our competitors and facilitates our ability to drive additional business with our current customer base.

Grow business in select new and existing markets. We intend to exploit opportunities for profit and margin expansion within our existing core markets, as well as in new geographies and end-markets. We expect to capitalize on the increasing demand for energy by leveraging our suite of capabilities and reputation as a market leader to drive new customer acquisitions. We plan to achieve this goal in part by selectively enhancing our presence in geographies where significant investments in energy infrastructure are being made. Notably, we believe our specialty product offering positions us well to take advantage of the development of previously underexploited unconventional onshore and deepwater resources. We also plan to expand our presence in new end-markets outside the oil and gas end-market that are characterized by difficult operating environments and have similar demand for our technical expertise and highly engineered specialty products.

We also plan to selectively expand our global footprint through our asset-light model in order to maximize our ability to meet evolving customer needs. We believe our platform is highly flexible, as we are able to rapidly address areas of new demand through the addition of satellite offices, representative offices, and third party stocking facilities. These means of expansion require minimal capital investment, while enabling us to deliver our full suite of capabilities. We use our asset-light profile to quickly adjust our geographic priorities according to changes in secular demand trends in our target markets.

Continue to pursue strategic acquisitions and investments. We intend to continue to grow our business through selective acquisitions, joint ventures and other strategic investments. Our proven ability to identify and integrate significant and bolt-on opportunities has been a critical factor in the creation of the existing Edgen Group. Between 2005 and 2009, we executed five acquisitions for a total consideration of approximately $360.0 million. These acquisitions, coupled with the consolidation of B&L which will occur in connection with the Reorganization, have facilitated the growth of Edgen Group from sales of $322.3 million for the year ended 2005 to pro forma sales of $1.2 billion for the nine months ended September 30, 2011. We apply a strict set of evaluation criteria to ensure that all investments are consistent with our strategic priorities. We anticipate that our investments will expand our product offering, customer base, supplier relationships, and in certain instances, our end-market exposure.

Our Operating Segments

After the Reorganization and this offering, we will deliver our specialty products and value-added services through two operating segments:

Energy and Infrastructure Products, or E&I. The E&I Segment serves customers in the Americas, Europe/Middle East/Africa, or EMEA, and Asia Pacific, or APAC, regions, distributing highly engineered pipe, plate, valves, and related components to upstream, midstream, downstream, and select power generation, civil construction, and mining customers across more than 35 global locations. This operating segment provides Project and MRO order fulfillment capabilities from stocking locations throughout the world. For the nine months ended September 30, 2011, our E&I Segment represented 54% of our pro forma sales and 49% of our pro forma EBITDA. Our E&I Segment is branded under the “Edgen Murray” name.

Oil Country Tubular Goods, or OCTG. The OCTG Segment is a leading provider of premium oil country tubular goods to the upstream conventional and unconventional onshore drilling market in the U.S. We deliver these products through nine customer sales and service locations, including our Pampa, Texas operating center, and over 50 third-party owned distribution facilities. For the nine months ended September 30, 2011, our OCTG Segment represented 46% of our pro forma sales and 51% of our pro forma EBITDA. Our OCTG Segment is branded under the “Bourland & Leverich” name.

Global Sales and Marketing

We have developed our market approach to best serve the needs of our customers. These customers operate across the energy sector and other heavy industrial applications and require our products in the build-out of infrastructure for their activities. We organize our sales approach around the following market segments: upstream, midstream, downstream oil and natural gas and power, mining, civil construction and nuclear. We believe that by segmenting our sales structure, we can focus our team’s expertise around our customers’ specific requirements and thus meet their unique challenges. We use this strategy to facilitate our growth through continued geographic market penetration. We also seek to capitalize on both cross-selling opportunities and the potential for expanded product offerings within these markets.

Our business model and scale enables us to participate in new capital projects, which are typically large-scale and result in higher revenues. We use our favorable production allocations and volume pricing from our suppliers to meet our customers’ specific product delivery needs on a timely basis. As a single global source of supply for our customers, we are also able to capitalize on MRO opportunities, which are typically recurring in nature and tend to have higher margins. We believe that our ability to meet our customers’ requirements for premium products and complete material packages on a global scale through a combination of inventory and direct procurement from suppliers is unique and provides us a competitive advantage.

Our E&I sales teams operate in a matrix structure across geographies and end-markets. Within our global platform we have end-market specific sales teams that collaborate across borders to serve our customers, particularly on large capital projects to support energy infrastructure demand. For example, construction of a new offshore platform may be engineered and designed in the U.S., procured in Europe, and fabricated and delivered to Asia. By having upstream-specific material supply chains and sales teams to support those efforts in all parts of the world, we can provide complete product offerings, technical expertise and logistical support to customers through all stages of project development from the early engineering and design phase through the delivery of products and follow up support, as well as MRO supply to customers at all stages of project development. We support our oil country tubular goods customers with account executives that develop relationships in procurement and operating centers. Service personnel provide supply chain and logistics to field locations where the drilling activity exists. By timely meeting the supply chain and logistics needs of our customers, we build on our customer relationships and give ourselves greater opportunities to fulfill our customers’ future OTCG requirements.

Properties

We maintain sales and stocking facilities in major oil and gas energy centers, near refining and petrochemical installations, shipyards and rig fabricators, and in proximity to areas with heavy onshore and unconventional drilling activity. We believe that having sales teams on-call and relevant product in close proximity to our customers allows us to successfully support the drilling programs and MRO requirements of customers who often need materials quickly without significant forward planning. For example, our OCTG Segment services customers in every major U.S. unconventional resource play through a network of over 50 third party owned distribution facilities in support of our customers’ active drilling programs. We use this network to provide on-demand, quick ship, and “just in time” inventory required by the nature of those activities.

We have a well-established presence in major global markets, operating for more than 30 years in North America and Europe, since 1984 in the Middle East, and since 1992 in the Asia-Pacific region. Our primary facilities in these regions include stocking operations, sales teams, supplier relations, and full service support teams. From those regional hubs, we have developed satellite sales offices, representative offices, joint ventures and a network of stocking facilities that allow us to deliver our complete offerings to customers in almost all regions of the world.

BUSINESS	REGION	PRIMARY HUB	SATELLITES
E&I	Americas	Houston, Texas Baton Rouge, Louisiana Edmonton, Alberta Rio de Janeiro, Brazil	20 sales and stocking facilities Network of third party stocking locations
	EMEA	Edinburgh, United Kingdom Dubai, United Arab Emirates	London, United Kingdom Paris, France Baku, Azerbaijan Rotterdam, The Netherlands
	APAC	Singapore	Jakarta, Indonesia Perth, Australia Shanghai, China Mumbai, India

OCTG	U.S.	Pampa, Texas	8 U.S. sales offices Network of third party stocking locations

Our primary hub facilities for our E&I Segment include a 70-acre pipe yard and distribution center in Baton Rouge, Louisiana; an 18-acre yard and warehouse in Houston, Texas; a sales and administrative office in Houston, Texas; a warehouse and sales office in Edmonton, Alberta; and a sales office in Rio de Janeiro, Brazil. Our only significant owned facility is the pipe yard in Baton Rouge, Louisiana. Our OCTG Segment owns and operates an office and warehouse facility in Pampa, Texas and leases eight sales offices in the U.S. We believe that our facilities are adequate for our current and anticipated needs. Our facility located in Port Allen, Louisiana is subject to a lien securing EMC’s senior secured notes.

In addition to our owned and leased facilities, we service customers in both business segments through more than 50 third party-owned distribution facilities operations that allow us to maintain inventory without the expense of long term lease commitments. This approach is a key tenet of our asset-light business model, with less capital invested in facilities and the related operating and maintenance costs. This model also gives us the flexibility to have personnel and inventory in the specific locations that continue to warrant such an investment.

Our global network of facilities and personnel keeps us in close proximity to our suppliers throughout Europe, Asia and the U.S.; to our end user and engineering customers in major energy centers in the U.S., Europe, Middle East and Singapore; and to ship builders, drillers, fabricators, equipment manufacturers, and other customers throughout the world. We use our established presence in these markets to quickly capture market share wherever activity is occurring across all of our market segments, and also to efficiently establish presence in countries where there are increasing levels of energy infrastructure and other related capital expenditures.

Most of our owned and leased facilities are International Organization for Standardization, or ISO, certified and utilize bar code technology to efficiently track, receive, pick and ship material. This ISO certification is often required in order to be included on our customers’ approved vendor lists.

We have used our operational experience to develop expertise in international commercial terms, and shipping requirements. We staff our offices with a mix of local employees who are knowledgeable in the local business procedures and customs of the countries where we do business alongside our customers and employees who know the market segment and product specifications. We believe that the combination of this logistical expertise and local knowledge has further developed our ability to quickly and effectively meet our customers’ needs.

Customers

We have a long history of proven performance with our customers. We believe this has both led to a deep understanding of our customers’ needs and has fueled strong and loyal relationships across the market segments that we serve. We believe that our customers value our ability to provide planning and budgeting insight, access to materials that can be difficult to procure, technical knowledge of those materials, multi-source and multi-product package coordination, and high service levels. Our customers include:

■	Multi-national and national oil and natural gas companies;

■	Integrated oil and natural gas companies;

■	Independent oil and natural gas companies;

■	Engineering, procurement and construction firms;

■	Onshore and offshore drilling contractors;

■	Oil and natural gas transmission and distribution companies;

■	Equipment fabricators;

■	Petrochemical companies;

■	Mining companies;

■	Hydrocarbon, nuclear and renewable power generation companies;

■	Public utilities;

■	Civil construction contractors; and

■	Municipal and transportation authorities.

With a diverse group of more than 1,800 active customers, our 10 largest customers represented approximately 35% of our pro forma sales for the nine months ended September 30, 2011, and no one customer accounted for more than 10% of our sales in any of the periods presented.

We have secured preferred supply agreements with a variety of customers across our end-markets. Although the structures of these agreements are unique to the needs of each particular customer, they generally serve to provide our customers with ready access to the products they need and allow us to maintain priority positioning with suppliers by delivering a fairly predictable level of purchasing. In some cases, such agreements guarantee us a certain amount of business in a particular product area or region, and they allow us to compete for business from our customers as one of a select few materials providers in other areas or regions. In our OCTG Segment, we have several customized supply arrangements, which we coordinate closely with our customers’ drilling programs and related needs. In all of the end-markets we serve, we monitor our customers’ project-specific needs so that we can maximize efficiency for their material supply requirements.

Suppliers

We believe we have mutually beneficial, longstanding relationships with an established network of suppliers that would be difficult for others to replicate. These relationships enable us to stock and distribute a broad range of products. For the nine months ended September 30, 2011, approximately 66% of our pro forma purchases were from our top ten suppliers, the largest of which accounted for 26% of our material purchases. We believe that by focusing our purchasing power on certain suppliers’ specialty product niches, we have achieved favored status with our suppliers in regard to lead times, pre-allocated mill time and space, discounts and payment terms. As we continue to strengthen our supplier relationships, we provide our customers with products that we believe are of greater importance to their business and have fewer substitutes. Although we concentrate our purchasing power on a select group of highly-valued suppliers, we have multiple sources for the products we distribute and are not dependent on any single supplier.

We are a high-volume purchaser of specialty steel products, and we believe that we provide significant value-added support as an intermediary between high yield steel producers and our customers. There is a limited number of suppliers with the capabilities to produce these specialty steel products, and we believe that we have demonstrated to them over time that we are a high quality, reliable and high-volume purchaser of their products. In addition, our significant participation in our customers’ early planning stages for large long-term projects together with our in-depth understanding of our customers’ drilling programs, enable us to plan our purchases and provide our suppliers with critical intelligence and visibility to schedule production runs.

End users often require distributors to limit procurement to suppliers who have been qualified and appear on that end-user’s approved manufacturers list, or AML. When the requirements include specialty material, the AML may not offer enough choices to procure the material within the customer’s required timetable. We use our supplier network to introduce new manufacturers to our customers and facilitate the expansion of their AMLs to include other suppliers who could meet the customer’s requirements, benefiting both the supplier and the customer. We have also developed numerous relationships with third party processing providers, such as pipe coating and pipe bending facilities, to provide value-added services to meet our customers’ specific product requirements. We access multiple logistics providers such as trucking companies, barge companies, and rail companies to provide full delivery services.

Products

Our product catalog consists of a broad range of steel plate, sections, pipe, components and valves. However, we generally focus on highly-engineered prime carbon and alloy steel pipe, accompanying components, premium valve brands and quenched and tempered high yield heavy plate.

Upstream. For offshore rig construction, we supply specialty offshore-grade plate, pipe and structural beams, columns, channels, angles, flats, rounds, squares and hollow sections. Many of these materials are manufactured through a quench and temper process that enables them to support extreme weight loads and withstand extreme temperatures. In many cases, the material is extremely thick and requires custom fabrication. This grade of steel is utilized for leg structures, including those supporting complex specialty jack-up rigs, topsides and conductor pipe, as well as offshore transportation and production vessels.

In onshore oil and natural gas exploration and production, we are a leading U.S. distributor of oil country tubular goods including surface, intermediate and production casing and tubing, all of which are consumed during the drilling and completion of oil and natural gas wells.

Midstream. We supply a full range of steel products utilized for gathering lines, product pipelines, oil and natural gas transmission, compression and storage, including heavy wall, large diameter seamless and welded pipe and accompanying high yield fittings and components, along with a broad range of premium valves and full actuation packages.

Downstream and power. In the extreme pressure or temperature or corrosive conditions found in refining, petrochemical and power generation applications, we supply specialty pipe, valves and fittings across many premium grades including carbon, chrome, nickel, stainless, low temperature and duplex materials. Additionally, we are able to cross-sell certain materials utilized in a refining environment to upstream customers for offshore production platforms and vessels.

Civil construction and mining. We provide certified mill-tested large diameter heavy wall pipe, sheet and structural steel with full traceability that meets a wide range of material specifications for heavy civil construction, such as large scale installations for marine piling and construction, levee systems, major civil building structures, deep foundations and water works. Mining applications require materials that can withstand extreme wear from abrasive and corrosive conditions. We supply abrasion-resistant, induction-hardened, high yield, duplex, nickel alloy and Hastelloy pipe and accompanying components for mineral mining and processing and other difficult applications. Service offerings in this segment often include coordination of high-performance coatings and linings, fabricated ends, wear bands, couplings and weld rings.

Nuclear. We are one of a limited number of steel distributors that have accreditation as a Material Organization by the American Society of Mechanical Engineers and hold a Quality System Certificate to supply products to the nuclear industry. That accreditation is also recognized in many global markets with nuclear development activity. The scope of products that we supply to the nuclear industry includes most sizes and grades of ferrous and non-ferrous pipe, fittings, flanges, plates, shapes, bars and valves under strict quality assurance requirements. Leading with our ability to supply nuclear-grade materials, we are able to cross-sell commercial grade materials for non-critical applications to our customers within the nuclear construction environment.

We use our diverse product portfolio and supply channels to provide our customers with virtually any combination of steel products required for the market segments we serve.

Our global network of facilities, relationships with suppliers, manufacturers, and third party providers along with our experienced staff also allow us to bundle services beyond material supply in our offerings to our customers. We often provide our customers with information on pricing and material lead times early in project planning. We have introduced customers to new suppliers, manufacturers and service providers to expand their ability to accept materials from a broader range of approved providers. We can hold inventory on consignment for the longer term supply needs or ongoing projects of our customers. We coordinate third party services such as coating, cutting, finishing and material testing. We also provide ongoing delivery status reports and complete data packages at the time of delivery, including material test reports and certifications, and coordinate global logistics including freight, shipping, customs requirements and on-site material inspection.

Working Capital Practices

Inventory and accounts receivable comprise a large percentage of our pro forma total assets, and we allocate appropriate resources to manage these working capital assets. Maintaining an inventory of the products that our customers need is a key factor in capturing customer spending and maintaining high customer satisfaction. We use various factors to plan inventory purchases including customer feedback on their planned activities and our own sales history. We also consult with our suppliers on their capacity levels, planned mill production and pricing information in order to appropriately time our inventory purchases. Our practices centered on accounts receivable management include ongoing customer credit analysis and collection efforts and negotiation of payment terms on large project orders. Additionally, many of our customer incentive programs include timely payment as a requirement to earn the incentive. At September 30, 2011 and December 31, 2010 inventory and accounts receivable collectively represented approximately 64% and 50%, respectively, of pro forma total assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Backlog

Our predecessor’s sales backlog represents management’s estimate of potential future revenues that we expect may result from contracts currently awarded to us by our customers. Backlog is determined by the amount of unshipped third party customer orders and may be revised upward or downward, or cancelled by our customers in certain instances. We cannot assure you that the backlog amounts presented will ultimately be realized as revenue, or that we will earn a profit on any of our backlog of orders.

Our predecessor started 2011 with a backlog of $210 million which had grown to $412 million at September 30, 2011. We recognize revenue from our backlog when we ship and invoice for the material based on the customers’ desired delivery schedule. The rate at which we recognize that revenue varies based on the type of orders that make up the backlog. MRO-related orders typically ship more quickly than large Project orders which tend to have a longer-term delivery schedule. Drilling program sales in our OCTG Segment do not factor into our calculation of backlog as there is generally no interval between the securing of an order and the earning of revenue.

Competition

We compete with other companies in our markets primarily on customer service, access to materials, price and ability to deliver products in a timely manner. Purchase decisions on the part of the customers for which we compete are also influenced by previous experience with a particular distributor and a distributor’s ability to supply the full range of specialty pipes, pipe components, tubes, plate, valves, sections and related components.

Our competitors fall into three main categories:

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Large holders of products who are in some cases subsidiaries of large publicly held companies. These competitors, though well capitalized, tend to focus on stockholdings that do not compete with the range of specialty products that we offer.

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Smaller regional suppliers who focus on high turnover products from inventory and do not have the resources, supplier relationships, expertise or capacity to manage large projects or specialty materials.

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Brokers and traders who are usually owned by various steelmakers who focus purely on sourcing material and are limited by their ability to secure materials from the full range of global producers beyond the ones they represent.

We believe that none of our competitors offers the depth and breadth of specialty steel products in stock that we offer in any particular market. Although we have competitors with respect to many of the specific products we offer in specific markets, we believe that no one competitor or small group of competitors is dominant in any of our markets. While we must be price-competitive in all of our markets, we believe that our customers select our products based on the product knowledge of our staff, our broad product offering of specialty products, our local presence and our history of quality customer service and long-standing relationships.

Employees

As of September 30, 2011, our workforce consisted of 541 full-time employees, 195 of whom are sales personnel. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be satisfactory.

Information Technology

We have an advanced information technology platform to help us manage our business. As a distributor, our primary operational focus is order management and our systems are designed to streamline the logistics involved with obtaining products from our suppliers, tracking those products within our sizable inventory and delivering those products to our customers.

Our E&I Segment uses bar coded tags and wireless handheld scanners to track the inventory in our major distribution facilities and allows our salespeople to quickly ascertain what products are available and where those products are located. The system allows for efficient pick and ship execution and is accessible from all of our locations worldwide.

In the Americas, business functions including order management, procurement, inventory control, accounting and finance operate on a unified Oracle platform. In EMEA and APAC, we operate under a separate enterprise resource planning system for inventory and order management. Our OCTG Segment has a fit for purpose system as its product line is more narrowly focused. A single financial consolidation package is integrated with these systems for financial reporting and forecasting.

We believe our combined information technology systems are well-protected against service disruptions. All production servers utilize highly-available components, minimizing single points of failure. We provide our primary data center in Baton Rouge, Louisiana with redundant cooling, battery backup, generator power and carded access. Finally, we lease a full disaster recovery site in Dallas, Texas in the event the Baton Rouge systems are disrupted for an extended period of time.

Intellectual Property

We have applied to register the EDGEN MURRAY™ mark in the U.S. and critical markets in Europe, Asia, Australia and the Middle East, and are in the process of applying for registration of the mark in Canada, Mexico and South America. We claim common law rights in the EDGEN MURRAY™ mark in those jurisdictions that recognize trademark rights based on use without registration. We also claim common law trademark rights to a number of other names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™ and Radnor Alloys™, although we have not applied for federal or international registration for them. We claim common law rights in, and our OCTG Segment currently uses, the “BOURLAND & LEVERICH,” “BOURLAND & LEVERICH SUPPLY CO.,” “B&L” and “B&L SUPPLY PROPERTIES” trademarks in the United States.

We recognize the importance to our business of the various intellectual property rights, including trademarks that we use. While we acknowledge that the statutory rights arising from a successful trademark registration generally give greater certainty as to the ownership of the registered mark as well as make enforcement of the owner’s rights against third parties easier than if it had to rely on the enforcement of its unregistered rights in the mark, we nevertheless believe that adequate protection of the goodwill in the marks used by our business is afforded through the various unregistered rights that are acquired simply by use over a period of time in a number of the jurisdictions in which we operate. Where intellectual property rights used by our business are not owned by us, we have entered into licensing arrangements with the relevant owner.

Environmental Matters

Our operations are subject to extensive and frequently changing federal, state, local and foreign laws and regulations relating to the protection of human health and the environment, including those limiting the discharge and release of pollutants into the environment and those regulating the transport, use, treatment, storage, disposal and remediation of, and exposure to, hazardous materials, substances and wastes. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Failure to comply with environmental laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of fines and penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws can impose strict, joint and several liability for costs required to clean up and restore sites without regard to fault on responsible parties, including past and present owners and operators of sites, related to cleaning up sites at which hazardous wastes or materials were disposed or released even, if the disposals or releases were in compliance with applicable law at the time of those actions. Management believes that our operations are in substantial compliance with the applicable environmental laws and regulation.

We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Environmental Regulation of the Oil and Natural Gas Industry

Our customers operate primarily in the upstream, midstream, and downstream end-markets for oil and natural gas, each of which is highly regulated due to a high level of perceived environmental risk. Liability under environmental laws and regulations could result in cancellation or reduction in future oil and natural gas related activity. Any such cancellation or reduction could reduce the demand for our operations.

Drilling activity, including hydraulic fracturing and horizontal drilling, associated with unconventional oil and natural gas resources as well as offshore drilling and exploration, and other new drilling and extraction technologies have received significant regulatory and political focus. Hydraulic fracturing is an essential technology for the drilling and development of unconventional oil and natural gas resources. The hydraulic fracturing process in the U.S. is typically subject to state and local regulation, and has been exempt from federal regulation since 2005 pursuant to the federal Safe Drinking Water Act (except when the fracturing fluids or propping agents contain diesel fuels). Public concerns have been raised regarding the potential impact of hydraulic fracturing on drinking water. Two companion bills, known collectively as the Fracturing Responsibility and Awareness of Chemicals Act, or FRAC Act, have been introduced before the U.S. Congress that would repeal the Safe Drinking Water Act exemption and otherwise restrict hydraulic fracturing. If enacted, the FRAC Act could result in additional regulatory burdens such as permitting, construction, financial assurance, monitoring, recordkeeping, and plugging and abandonment requirements. The proposed FRAC Act would also require the disclosure of chemical constituents used in the hydraulic fracturing process to state or federal regulatory authorities, who would then make such information publicly available. Several states have enacted similar chemical disclosure regulations. The availability of this information could make it easier for third parties to initiate legal proceedings based on allegations that specific chemicals used in the hydraulic fracturing process could adversely affect groundwater.

The EPA is conducting a comprehensive study of the potential environmental impacts of hydraulic fracturing activities, and a committee of the House of Representatives is also conducting an investigation of hydraulic fracturing practices. In August and November 2011, the United States Department of Energy Shale Gas Subcommittee, or DOE, issued two reports on measures that can be taken to reduce the potential environmental impacts of shale gas production. The results of any of the DOE and EPA studies or the House investigation could lead to restrictions on hydraulic fracturing. The EPA is currently working on new interpretive guidance for Safe Drinking Water Act permits that would be required with respect to the oil and natural gas wells that use fracturing fluids or propping agents containing diesel fuels. The EPA has proposed regulations under the federal Clean Air Act in July 2011 regarding certain criteria and hazardous air pollutant emissions from the hydraulic fracturing oil and natural gas wells and, in October 2011, announced its intention to propose regulations by 2014 under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other oil and natural gas production. In addition, various state and local governments, as well as the United States Department of Interior and certain river basin commissions have taken steps to increase regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure obligations and temporary or permanent bans on hydraulic fracturing in certain local jurisdictions or in environmentally sensitive areas such as watersheds. Any future federal, state or local laws or regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete oil and natural gas wells in certain formations. Any decrease in drilling activity resulting from the increased regulatory restrictions and costs associated with hydraulic fracturing, or any permanent, temporary or regional prohibition of the uses of this technology, could adversely affect demand for our products and our results of operations.

In addition to regulatory challenges facing hydraulic fracturing, the process of extracting hydrocarbons from shale formations requires access to water, chemicals and proppants. If any of these necessary components of the fracturing process is in short supply in a particular operating area or in general, the pace of drilling could be slowed, which could reduce demand for the products we distribute.

Offshore drilling and exploration has also been subject to various environmental regulations. The April 2010 Deepwater Horizon accident in the Gulf of Mexico and its aftermath resulted in increased public scrutiny, including a moratorium on offshore drilling in the U.S. While the moratorium has been lifted, there has been a delay in resuming operations related to drilling offshore in areas impacted by the moratorium and we cannot assure you that operations related to offshore drilling in such areas will reach the same levels that existed prior to the moratorium or that a future moratorium may not arise. In addition, this event has resulted in new and proposed legislation and regulation in the U.S. of the offshore oil and natural gas industry, which may result in substantial increases in costs or delays in drilling or other operations in U.S. waters, oil and natural gas projects thus potentially becoming less economically viable, and reduced demand for our products and services could ensue. Other countries in which we operate may also consider moratoriums or increase regulation with respect to offshore drilling. If future moratoriums or increased regulations on offshore drilling or contracting services operations are implemented in the U.S. or other countries, our customers could be required to cease their offshore drilling activities or face higher operating costs in those areas. These events and any other regulatory and political challenges with respect to unconventional oil and natural gas resources and new drilling and extraction technologies could reduce demand for our products and services and materially and adversely affect our business and operating results.

Safety Matters

Companies operating within the upstream, midstream and downstream energy end-markets are facing increasingly stringent safety requirements as they manage and build infrastructure. As a result, our operations and those of our customers are subject to increasingly stringent federal, state, local and foreign laws and regulations governing worker safety and employee health, including pipeline safety and exposure to hazardous materials. Future environmental and safety compliance could require the use of more specialized products and higher rates of maintenance, repair and replacement to ensure the integrity of our customers’ facilities. The Pipeline Inspection, Protection, Enforcement, and Safety Act has established a regulatory framework that mandates comprehensive testing and replacement programs for transmission lines across the U.S. Pipeline safety is subject to state regulation as well as oversight by the Pipeline and Hazardous Materials Safety Administration of the U.S. Department of Transportation, which, among other things, regulates natural gas and hazardous liquid pipelines. The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 bill that would further enhance federal regulation of pipeline safety passed Congress by unanimous consent in December 2011. From time to time, administrative or judicial proceedings or investigations may be brought by private parties or government agencies, or stricter enforcement could arise, with respect to pipeline safety and employee health matters. Such proceedings or investigations, stricter enforcement or increased regulation of pipeline safety could result in fines or costs or a disruption of our operations or those of our customers, all of which could materially and adversely affect our business and results of operations.

Legal Proceedings

There are no current material claims or legal proceedings pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition, results of operations or liquidity. However, we are from time to time a party to various claims and legal proceedings related to our business. It is not possible to predict the nature of the claims, the size of the claims, whether the claims are covered by our insurance, or the outcome of these claims and legal proceedings.

Our History and Formation

The Buy-out Transaction. On February 1, 2005, a corporation formed by certain funds managed by JCP, which we collectively refer to as Fund III, and certain members of our management acquired the business of one of our predecessors, Edgen Corporation. We refer to this transaction as the Buy-out Transaction.

Formation of Edgen/Murray, L.P. and the Murray International Metals Acquisition. On December 16, 2005, one of our predecessors acquired Murray International Metals Limited, a U.K.-based global distributor of high yield steel products primarily to the offshore oil and natural gas industry. To effect this acquisition, we formed a new parent holding company, Edgen/Murray L.P. This acquisition gave us an enhanced global presence and eventually led us to change our name to Edgen Murray.

Formation of Edgen Murray II, L.P., recapitalization and the acquisition of PetroSteel. On May 11, 2007, our predecessor, Edgen Murray II, L.P., a newly formed holding company, acquired our business in a transaction led by certain funds managed by JCP, which we collectively refer to as Fund IV. We refer to this transaction as the Recapitalization Transaction. Although the funds that comprise Fund IV are also managed by JCP, they are not the same as the funds that comprise Fund III and led the Buy-out Transaction. Our predecessor also acquired the business of PetroSteel International, LP and Petro Steel, LLC, or collectively, PetroSteel, on May 11, 2007, which enhanced our quenched and tempered and heavy steel plate product line.

Investment in Bourland & Leverich Holdings LLC. On August 19, 2010, B&L Predecessor was acquired by certain existing limited partners of EM II LP, including Fund IV, and the management of B&L. In connection with this transaction, EMC invested approximately $10.0 million for a 14.5% ownership stake in B&L, the investment vehicle that carried out the B&L Acquisition.

Formation of Edgen Group and the Reorganization. Edgen Group was incorporated in December 2011 as a Delaware corporation. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Group will become the holding company for our subsidiaries as a result of the Reorganization and, as the new parent holding company, will serve as the issuer in this offering. See “The Reorganization” and “Certain Relationships and Related Person Transactions.”

THE REORGANIZATION

Edgen Group was formed in December 2011, for purposes of this offering and has not engaged in any business or other activities except in connection with its formation and the Reorganization. Edgen Group is currently a wholly-owned subsidiary of the newly formed Edgen Holdings.

The Reorganization will consist of the following transactions:

(1) Immediately prior to the consummation of this offering, EM II LP will contribute all of the equity interests of EMGH Limited to EMC, thereby making EMGH Limited a wholly-owned subsidiary of EMC. EM II LP will no longer be a guarantor under EMC’s senior secured notes or the EM revolving credit facility.

(2) Current holders of limited liability company interests of B&L, other than EMC, will contribute their B&L interests to EM II LP in exchange for limited partnership units of EM II LP. Edgen Murray GP II, LLC, or EM GP, which is the general partner of EM II LP, will then transfer its general partner interest in EM II LP to Edgen GP LLC, or New GP, a newly formed limited liability company, and will contribute the membership interests of New GP to Edgen Holdings in exchange for membership interests of Edgen Holdings. Edgen Holdings will then contribute the membership interests of New GP to Edgen Group. New GP will serve as the new general partner of EM II LP. As part of this transfer, Edgen Holdings will receive                 shares of our Class B common stock and EM GP will receive membership interests in Edgen Holdings. Following these transfers, Edgen Holdings will control Edgen Group and Edgen Holdings will be controlled by EM GP which will remain controlled by affiliates of JCP.

(3) Partners of EM II LP that were not previously holders of B&L interests, which we refer to as the Exchanging Holders, will then transfer their limited partnership units of EM II LP to Edgen Group for an aggregate of             shares of Class A common stock of Edgen Group.

As a result of the Reorganization and upon consummation of this offering     % of the equity interests of B&L will be owned by EM II LP and     % will be owned by EMC, and     % of the partnership units of EM II LP will be owned by the existing investors in EM II LP other than the Exchanging Holders, which we refer to as the Continuing Holders, and     % will be owned by Edgen Group. Approximately     % of the Class A common stock of Edgen Group will be owned by purchasers in this offering and     % will be owned by the Exchanging Holders. The Class B common stock of Edgen Group will be 100% owned by Edgen Holdings.

In connection with these transactions, the Continuing Holders will be granted exchange rights, with respect to their EM II LP limited partnership units and the Class B common stock of Edgen Group held by Edgen Holdings. These exchange rights will allow these investors to exchange            EM II LP limited partnership units and                 shares of Class B common stock of Edgen Group for cash or, at the election of Edgen Group,                 shares of Class A common stock of Edgen Group from time to time in accordance with the Exchange Agreement. These investors will also enter into a tax receivable agreement with EM II LP, which will entitle these investors to     % of the tax benefits attributable to the basis step-up for tax purposes derived from the taxable exchange of EM II LP limited partnership units for cash or Class A common stock of Edgen Group. See “Certain relationships and Related Person Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Person Transactions—Exchange Agreement.”

Following the Reorganization, the holders of limited partnership units of EM II LP will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of EM II LP. Net profits and net losses of EM II LP will generally be allocated to its limited partners pro rata in accordance with the percentages of their unit ownership. The limited partnership agreement of EM II LP will provide for cash distributions to the holders of limited partnership units of EM II LP if we determine that the taxable income of EM II LP will give rise to taxable income for its limited partners. In accordance with the limited partnership agreement of EM II LP, we intend to cause EM II LP to make cash distributions to the limited partners of EM II LP, including Edgen Group, for purposes of funding their tax obligations in respect of the income of EM II LP that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of EM II LP allocable to such limited partner multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

The following diagrams illustrate our summary organizational structure both before and after the Reorganization and this offering:

Pre-Reorganization Summary Organizational Structure

(1)	Fund IV controls 100% of the voting power of Bourland & Leverich Holdings, LLC.

Post-Reorganization Summary Organizational Structure

MANAGEMENT

Directors and Senior Management

The following table sets forth the names, ages and titles, as well as a brief description of the business experience of the members of our board of directors and our executive officers:

Name	Age	Position
Daniel J. O’Leary	56	Chairman, President, Chief Executive Officer and Director
David L. Laxton, III	61	Executive Vice President and Chief Financial Officer
Craig S. Kiefer	57	Executive Vice President and Chief Operating Officer
Daniel D. Keaton	42	Senior Vice President and Chief Accounting Officer
Nicholas Daraviras	38	Director
James L. Luikart	66	Director
Edward J. DiPaolo	58	Director

Daniel J. O’Leary, Chairman, President, Chief Executive Officer and Director, has been involved in the steel pipe and distribution industries for more than 30 years. He has served as the President and Chief Executive Officer of Edgen Group or our predecessor companies since August 2003, and as a member of the boards of directors of Edgen Group or of those predecessor companies since February 2003. He joined Edgen Corporation as President and Chief Operating Officer in January 2003. Prior to joining Edgen Murray Corporation, Mr. O’Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation, a pipe manufacturing company. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O’Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O’Leary is a graduate of the University of Tulsa with a B.S. in Education. The board believes that Mr. O’Leary’s depth of experience in the steel and pipe industry enables him to bring a unique and valuable business and managerial perspective to the Company.

David L. Laxton, III, Executive Vice President and Chief Financial Officer, has more than 20 years of experience in industrial distribution. Mr. Laxton has served as the Executive Vice President and Chief Financial Officer of Edgen Group or of our predecessor companies since joining us in 1996. Prior to joining us, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products from January 1991 to December 1996. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton received a B.A. in History and an M.S. in Accounting from Louisiana State University.

Craig S. Kiefer, Executive Vice President and Chief Operating Officer, has more than 30 years of experience in the industrial distribution sector and manages our global operations. Mr. Kiefer joined Edgen Corporation in April 2002 as the President of Service Industrial Supply Co. He was promoted to President of Edgen Murray Corporation’s Carbon Products Group in March 2003, became Executive Vice President—General Manager, Western Hemisphere in January 2008 and then was promoted to Executive Vice President and Chief Operating Officer of the predecessor company of Edgen Group in June 2011. Prior to joining us, Mr. Kiefer was President and Chief Executive Officer of Service Industrial Supply Co., which he formed in 1979 and which was acquired by Edgen Corporation in 2002.

Daniel D. Keaton, Senior Vice President and Chief Accounting Officer, has worked in the finance and accounting department at Edgen Group in roles of increasing responsibility for over 14 years. Prior to his current role, he has been Vice President and Chief Financial Officer of Edgen Group’s Western Hemisphere operations since 2008 and was Vice President and Controller of Edgen Murray Corporation, a subsidiary of Edgen Group, from 2004. Mr. Keaton was appointed to his current position in February 2011. Prior to joining Edgen Murray Corporation, Mr. Keaton served as the controller for a heavy equipment manufacturer and also provided audit and advisory services with a big four accounting firm. Mr. Keaton received a B.A. in Accounting from Louisiana State University.

Nicholas Daraviras, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group, Inc and Carrols Restaurant Group, Inc. Mr. Daraviras received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania. The board believes that Mr. Daraviras’ financial expertise and experience advising portfolio companies of JCP enable him to assist the board and the Company in effectively pursuing financing and acquisition opportunities.

James L. Luikart, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. Luikart is Executive Vice President of the general partner of Fund IV and one of the managing members of JCP. Mr. Luikart joined JCP in 1995 after spending more than 20 years with Citicorp, of which the last seven years were as Vice President of Citicorp Venture Capital, Limited. Mr. Luikart also serves as a director of The Sheridan Group, Inc. Mr. Luikart received a B.A. in History, magna cum laude from Yale University and an M.I.A. from Columbia University. The board believes that Mr. Luikart’s extensive experience in the financial services industry, together with his background in advising portfolio companies of JCP, brings to the company and the board valuable insight, especially in the areas of financing and acquisition opportunities.

Edward J. DiPaolo, Director, has served on the board of directors of Edgen Group or of our predecessor companies since February 2005. Mr. DiPaolo has more than 25 years of experience in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President of Global Business Development and Senior Vice President of Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo currently serves as Chairman and Chief Executive Officer at Inwell, Inc. and as a director of Evolution Petroleum Corporation and Willbros Group Inc. Mr. DiPaolo previously served as a director of Boots & Coots International Well Control, Inc., Superior Well Services, Inc. and Innicor Subsurface Technologies, Inc. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University. The board believes that Mr. DiPaolo’s many years of experience in the energy industry, together with his background in finance, provide him with extensive knowledge of the Company’s industry.

Composition of our Board of Directors

Since the formation of Edgen Group in December 2011, the board of directors has taken action solely by written consent and has not held any meetings. Our directors are elected at annual general meetings of our stockholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Our by-laws provide that our board of directors will consist of seven directors or such greater or lesser number as our board of directors, by resolution, may from time to time determine, provided that, at all times there shall be no fewer than three directors. Upon consummation of this offering, our board will be divided into three classes, as described below, with each director serving a three-year term and one class being elected at each year’s annual general meeting. Messrs.                      and                      will serve initially as Class I directors, (with a term expiring in             ). Messrs.            . and             will serve initially as Class II directors (with a term expiring in            ). Messrs.             and             will serve initially as Class III directors (with a term expiring in            ).

We intend to avail ourselves of the “controlled company” exception under the NYSE listing rules, and, as a result, we will not be required to maintain a board of directors consisting of a majority of independent directors; maintain a nominating and corporate governance committee composed solely of independent directors; or maintain a compensation committee composed solely of independent directors. The controlled company exception does not modify the independence requirements for the audit committee, discussed below.

Pursuant to our by-laws and the investors and registration rights agreement, that we intend to enter into prior to the closing of this offering, we intend to grant to JCP certain board observer rights. See “Certain Relationships and Related Person Transactions—Investors and Registration Rights Agreement.”

Committees of the Board of Directors

Currently, we do not have a standing audit committee, compensation committee or corporate governance and nominating committee. We anticipate that, prior to the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee. No later than twelve months following this offering, all of the members of the audit committee will be required to meet SEC and NYSE independence requirements.

Audit committee

Our audit committee will be responsible for overseeing our financial reporting processes on behalf of our board of directors. Our independent registered public accounting firm will report directly to our audit committee. Specific responsibilities of our audit committee will include, among other things:

■

evaluating the performance, and assessing the qualifications, of our independent registered public accounting firm and recommending to our board of directors the appointment of, and compensation for, our independent registered public accounting firm for the purpose of preparing or issuing a registered public accounting firm report or performing other audit, review or attest services;

■

subject to the appointment of our independent registered public accounting firm by our stockholders, determining and approving the engagement of, and compensation to be paid to, our independent registered public accounting firm;

■

determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent registered public accounting firm to perform any proposed permissible non-audit services;

■

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

■	conferring with our independent registered public accounting firm and with our management regarding the scope, adequacy and effectiveness of internal control over financial reporting in effect;

■

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

■	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics;

■

reviewing and discussing with our management and independent registered public accounting firm, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures; and

■	reviewing our compliance with environmental, health and safety and other laws and regulations that may have an impact on our financial results.

Compensation committee

Specific responsibilities of our compensation committee will include, among other things:

■	reviewing and making recommendations to our board of directors with respect to our senior management in relation to their:

■	annual base salary;

■	annual incentive bonus, including specific performance goals therefor and amount thereof;

■	equity compensation;

■	employment agreements, severance arrangements and change in control agreements/provisions; and

■	other benefits, compensations, compensation policies or arrangements;

■	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

■	overseeing management succession planning;

■	preparing any report on compensation to be included in our periodic filings or proxy statement; and

■

acting as administrator of our amended equity incentive plan and determining its use, from time to time, as a form of incentive compensation for those entitled to receive grants of stock options and other benefits under that plan.

Corporate governance and nominating committee

Specific responsibilities of our corporate governance and nominating committee will include, among other things:

■	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

■	reviewing, soliciting and making recommendations to our board of directors and stockholders with respect to candidates for election to the board of directors;

■	overseeing our board of directors’ performance and self-evaluation process;

■	reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and

■	developing and reviewing a set of corporate governance principles for our company.

We anticipate that the corporate governance and nominating committee will adopt a policy of considering director nominees recommended by stockholders who timely submit such recommendations and other required information in accordance with requirements set forth in our by-laws.

Role of the Board in Risk Oversight

Our audit committee will be primarily responsible for overseeing our risk management processes on behalf of the full board of directors. Going forward, we expect that the audit committee will receive reports from management at least quarterly regarding our assessment of risks. In addition, the audit committee will report regularly to the full board of directors, which will also consider our risk profile. The audit committee and the full board of directors will focus on the most significant risks we face and our general risk management strategies. While our board of directors will oversee our risk management, company management will be responsible for day-to-day risk management processes. Our board of directors expects company management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the board of directors. We believe this division of responsibilities will be the most effective approach for addressing the risks we face and that our board leadership structure, which also emphasizes the independence of the board in its oversight of our business and affairs will support this approach.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation program and a description of the material factors underlying the decisions which resulted in the 2010 compensation of our Chief Executive Officer (CEO), Chief Financial Officer (CFO) and two other individuals, namely, Mr. Craig Kiefer and Mr. Michael Craig, who were serving as our executive officers at the end of 2010 (collectively, the “named executive officers”) as presented on the tables which follow this CD&A. As of September 12, 2011, Mr. Michael Craig is no longer employed by the Company.

The objective of our executive compensation program is to attract, retain and motivate talented and experienced executive officers who will provide strong leadership to the Company. We have entered into employment contracts with each of our named executive officers. In addition to the compensation elements listed above and described below, these contracts generally provide for post-employment severance payments and other benefits in the event of employment termination under certain circumstances.

Compensation process

Historically, as a private company, we have not had a formal compensation committee. Rather, Messrs. Daraviras, Luikart and DiPaolo (for purposes of this section, the Committee) have overseen the design and implementation of our compensation program for named executive officers and were charged with setting total compensation for all named executive officers including base salaries, incentive compensation and benefits at levels designed to meet the objectives of our executive compensation program.

The members of the Committee have significant experience with evaluating and setting compensation arrangements for executives. Accordingly, the Committee historically has not utilized a formal benchmarking process or the services of a compensation consultant to set the compensation levels of the named executive officers.

Prior to the closing of this offering, we anticipate that our board of directors will formally establish a compensation committee to consist of at least three directors and will adopt a formal charter for our compensation committee. See “Management—Committees of the Board of Directors—Compensation Committee.”

Role of Chief Executive Officer in compensation decisions

Our Chief Executive Officer recommends levels of compensation for the other named executive officers. However, the Committee makes the final determination regarding the compensation of all named executive officers. Compensation for the Chief Executive Officer is determined by the Committee and generally reassessed on an annual basis.

Elements of compensation

Base salary. Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries of our named executive officers are established upon hire, based on the executive’s compensation history, prior compensation levels for the position, available market data and our hiring needs. Base salaries are reviewed on an annual basis and increases, if any, are determined based on a combination of factors, including the executive’s experience level, job responsibility, salary levels for other executives and the individual’s efforts in achieving business results.

Salaries for 2010 were established for our named executive officers at $446,250 for Mr. O’Leary, $325,000 for Mr. Laxton, $285,000 for Mr. Kiefer and £183,750 ($283,728) for Mr. Craig. For 2010, Messrs. O’Leary, Laxton, and Kiefer elected to receive 70%, 70%, and 80%, respectively, of their base salaries because of uncertain market conditions, although such base salaries are provided for in their individual employment agreements as disclosed in “Employment agreements and potential payments upon termination or change of control.”

Annual performance-based cash bonus. We maintain an Annual Performance-Based Cash Bonus Plan, or the Cash Bonus Plan, for eligible employees, including named executive officers, in order to motivate such employees to achieve designated annual financial targets. We believe the Cash Bonus Plan is an essential component of our executive compensation program because it assists us in attracting, motivating and retaining qualified executives by providing additional earning opportunities based on the named executive’s contributions to our financial success through the achievement of targeted EBITDA and working capital thresholds. We define EBITDA as net income (loss) from continuing operations before net interest expense, income taxes, and depreciation and amortization.

On an annual basis, our CEO and CFO make recommendations to the Committee on the targeted EBITDA and working capital thresholds based on current market conditions and potential strategic initiatives, taking into account how the annual EBITDA target will contribute to our long-term performance goals. Dependent upon the named executive officer’s scope of authority, the EBITDA target and working capital thresholds may be set at a Company, division or other business unit level. The Committee has final approval of the EBITDA target and working capital thresholds. In addition, the Committee has discretion to adjust awards or the computation of the EBITDA target and working capital thresholds based on factors outside of the control of individual participants if considered appropriate by the Committee.

We determine the annual EBITDA target performance level through a budgeting process that involves the evaluation of current and anticipated market trends related to customers and vendors, and an evaluation of general company expenses in support of business objectives for the relevant performance year. We believe that our EBITDA targets are moderately difficult to achieve. The Committee attempts to set our EBITDA targets so that the relative difficulty of achieving the targets is consistent among the named executive officers in any one year and from year to year. In the past three years, each named executive officer has achieved a performance level that entitled him to some portion or all of his target bonus award.

For 2010, the CEO, CFO and the Committee determined that, due to uncertain market conditions, bonuses would not be granted under the Cash Bonus Plan and that EBITDA targets for 2010 would not be set. For 2010, the named executive officers agreed to waive their participation in the Cash Bonus Plan, although such participation is provided for in their individual employment agreements as disclosed in “Employment agreements and potential payments upon termination or change of control.”

Equity-based incentive compensation

Our predecessor established the Edgen Murray II, L.P. Incentive Plan, or the Incentive Plan, in 2007 to attract and retain employees, including named executive officers, by offering them a greater stake in our success in order for the employees to build a closer identity with us and to encourage ownership of our common units by such employees and directors. The Incentive Plan provides for the award of restricted common units that may be subject to time and/or performance based vesting. Our general partner in its sole discretion, determines the number of restricted common units to award to any of the named executive officers, and the terms and conditions of such awards. There have been no awards granted to named executive officers under this plan since 2007.

In 2007, we established the Edgen Murray II, L.P. Option Plan, or the Option Plan, to attract employees, including named executive officers, to retain and to increase their efforts to make our business more successful and to enhance our value.

The Option Plan provides for the award of options to purchase common units at no less than their fair market value as of the date the options are granted. The options are to have a 10-year term and are subject to such other terms and conditions, including vesting, as the general partner of EM II LP may determine.

In October 2007, we granted awards under the Option Plan to all named executive officers. Messrs. O’Leary and Laxton received a greater number of options, based on their higher levels of responsibility. These options were designed to incentivize the named executive officers to increase our long-term value. Accordingly, the options vest in annual increments over five years. No awards were granted to named executive officers in 2008, 2009 and 2010.

Vesting of restricted units and unit options under our equity-based plans may be accelerated in the case of certain events, such as a change in control or an approved sale of our company or our subsidiaries. Such accelerated vesting is described more fully in the section below entitled “Potential payments upon termination or change in control.”

In connection with the Reorganization, we expect to terminate the Incentive Plan and Option Plan and replace them with substantially similar Edgen Group plans, and to replace all of the outstanding awards with awards of approximately equivalent value under the Edgen Group plans.

Perquisites

Perquisites for our named executive officers include auto allowances, supplemental health care payments, life insurance premiums, tax preparation reimbursement, cell phone, and overseas housing and commuting allowances, if applicable. Generally, all named executive officers receive similar perquisites; however, the exact perquisites are dependent upon specific circumstances and employment practices throughout the world. These perquisites help to provide competitive total compensation packages to the named executive officers, and we believe compare favorably with the perquisites provided by other employers in our industry who have officers with similar responsibilities.

General employee benefits

Health and welfare plans. We have established employee benefit plans for all employees, including medical, dental, group life, disability and accidental death and dismemberment insurance, to provide a competitive overall benefits package to attract and retain employees at all levels. Named executive officers are generally eligible to participate in such plans on the same basis as other employees.

Retirement plans. We have established several retirement plans, including the Edgen Corporation 401(k) Plan, or the 401(k) Plan. U.S. named executive officers participate in the 401(k) Plan on the same basis as other employees. The 401(k) Plan is tax-qualified and eligible employees may accumulate savings for retirement on a pre-tax basis. We make matching contributions to the 401(k) Plan on behalf of each employee of 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation. In addition, we may, from time to time, make discretionary profit sharing contributions, the amount of which is determined by us in our sole discretion. Company contributions to the 401(k) Plan vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment. We also maintain a defined contribution pension plan for the benefit of certain employees in the U.K., in which Mr. Craig participated.

Executive time off. Our named executive officers receive a guaranteed amount of paid time off, or PTO, pursuant to employment agreements which generally provide for four weeks of PTO. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Under our PTO benefit program, upon a termination of employment, employees (including the named executive officers) are not entitled to payment of any unused portion of PTO.

Compensation committee report

Messrs. Daraviras, Luikart and DiPaolo perform the functions of a compensation committee for our company and have reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, Messrs. Daraviras, Luikart and DiPaolo recommended to the board of directors that the Compensation Discussion and Analysis be included in the registration statement of which this prospectus forms a part.

Nicholas Daraviras

James L. Luikart

Edward J. DiPaolo

Summary compensation table

The following table sets forth certain information with respect to compensation earned for the fiscal years ended December 31, 2010, 2009, and 2008 by the named executive officers.

Name and principal positions	Year	Salary	Non-equity Incentive plan compensation	All other compensation (1)	Total
Daniel J. O’Leary Chairman, President and Chief Executive Officer	2010	$312,375	$—	$1,477,270	$1,789,645
	2009	$379,313	$—	$30,723	$410,036
	2008	$446,250	$597,975	$50,253	$1,094,478
David L. Laxton, III Executive Vice President and Chief Financial Officer	2010	$227,500	$—	$552,973	$780,473
	2009	$276,250	$—	$30,110	$306,360
	2008	$325,000	$435,500	$43,835	$804,335
Craig S. Kiefer Executive Vice President—General Manager, Western Hemisphere	2010	$256,500	$—	$213,343	$469,843
	2009	$285,000	$—	$25,704	$310,704
	2008	$285,000	$381,900	$33,644	$700,544
Michael F.A. Craig(2) Executive Vice President—Managing Director, Eastern Hemisphere	2010	$300,700	$—	$211,657	$512,357
	2009	$275,237	$—	$197,308	$472,545
	2008	$222,444	$308,641	$242,236	$773,321

(1)	The amounts in this column represent the dollar value of certain perquisites and other compensation paid to, or on behalf of, the named executive officer and his beneficiaries, as follows:

Name	Year	Insurance premiums (a)	Automobile allowance	Supplemental health care payment(b)	Retirement plan contribution	All other compensation (c)		Total
Daniel J. O’Leary	2010	$10,050	$14,400	$9,500	$7,350	$1,435,970		$1,477,270
David L. Laxton, III	2010	$9,786	$14,400	$7,500	$6,512	$514,775		$552,973
Craig S. Kiefer	2010	$7,327	$14,400	$7,500	$7,350	$176,766		$213,343
Michael F.A. Craig	2010	$—	$—	$—	$37,831	$173,826	(d)	$211,657

(a)	Represents company-paid premiums for the medical, life, long-term disability and other insurance plans maintained by us for the executive’s benefit.
(b)	Supplemental health care payments are paid in lump sum and are intended to supplement out of pocket health care costs, such as annual physicals for our U.S. named executive officers.
(c)	Amounts in this column include equity awards granted to Messrs. O’Leary, Laxton, and Kiefer by B&L in connection with EMC’s investment in B&L on August 19, 2010. Mr. O’Leary received 500 Class A restricted units and 1,206 Class A unit options with an aggregate fair market value of $1.4 million. Messrs. Laxton and Kiefer received 250 and 50 Class A restricted units, respectively, and 328.91 and 164.46 Class B units, respectively, with an aggregate fair value of $514,775 and $176,766, respectively. These awards vest over a five-year period.
(d)	Mr. Craig is a U.K. national and was residing and working overseas in Singapore and was provided certain expatriate support including assistance with housing, commuting and other expenses associated with living abroad. Mr. Craig is no longer employed with us.
(2)

Mr. Craig’s salary compensation was denominated in U.K. pounds. Accordingly, salary compensation for Mr. Craig has been converted from U.K. pounds into U.S. dollars at the December 31, 2010, 2009, and 2008 average annual exchange rates of 1.00 U.K. pound = 1.54 U.S. dollars, 1.00 U.K. pound = 1.57 U.S. dollars, 1.00 U.K. pound = 1.85 U.S. dollars, respectively.

Grants of plan-based awards

During 2010, there were no annual performance bonuses under our Cash Bonus Plan, restricted common units under our Incentive Plan and options under our Option Plan awarded to our named executive officers.

Outstanding equity awards at fiscal year-end

The following table shows the number of total units consisting of outstanding options and unvested restricted common units held by our named executive officers on December 31, 2010. These outstanding equity awards have been granted to our named executive officers under our Option Plan and under our Incentive Plan, respectively.

	OPTION AWARDS					UNIT AWARDS
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Equity incentive plan awards number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of units that have not vested (1)	Market value of units that have not vested (2)	Equity incentive plan awards: number of unearned units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned units or other rights that have not vested
Daniel J. O’Leary (3)	600	400	—	$1,000	10/1/17	—	$—	—	$—
David L. Laxton, III (4)	300	200	—	$1,000	10/1/17	—	$—	—	$—
Craig S. Kiefer (5)	150	100	—	$1,000	10/1/17	—	$—	—	$—
Michael F. A. Craig (6)	150	100	—	$1,000	10/22/17	290.73	$373,951	—	$—

(1)	For Mr. Craig, the remaining vested on February 1, 2011.
(2)	Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,286.25 per unit. The per unit market value of $1,286.25 reflects the fair value of units determined by our management as of December 31, 2010.
(3)	Represents grant to Mr. O’Leary of 1,000 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(4)	Represents grant to Mr. Laxton of 500 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(5)	Represents grant to Mr. Kiefer of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.
(6)	Represents grant to Mr. Craig of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

Option exercises and units vested

The following table shows the number of common units acquired and the actual value received during 2010 by our named executive officers upon the exercise of units options or the vesting of restricted unit awards.

	OPTION AWARDS		UNIT AWARDS
Name	Number of units acquired on exercise	Value realized on exercise	Number of units acquired on vesting	Value realized on vesting (1)
Daniel J. O’Leary	—	—	1,049.48	$1,349,894
David L. Laxton, III	—	—	449.78	$578,530
Craig S. Kiefer	—	—	299.85	$385,682
Michael F. A. Craig	—	—	290.73	$373,951

(1)

Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,286.25 per unit, the fair value of units determined by our management as of December 31, 2010.

Employment agreements and potential payments upon termination or change of control

Each of our named executive officers is party to an employment agreement with us or one of our subsidiaries that provides for base salary, bonus opportunity and additional compensation. In addition, each named executive officer who has received a grant under the Incentive Plan and Option Plan is party to award agreements. The material terms of these agreements are described below with respect to each named executive officer, including the potential amounts payable to each named executive officer upon termination of his employment under various circumstances. The potential payments described below are estimated based on the assumption that such termination of employment occurred on December 31, 2010. Actual payments, if any, may be more or less than the amounts described below. The compensation committee believes that these employment agreements provide an incentive to the named executive officers to remain with the Company and serve to align the interests of the named executive officers with our interests, including in the event of a potential acquisition of our company.

Daniel J. O’Leary. Mr. O’Leary’s employment agreement with EMC, effective January 1, 2005, entitles him to a base salary of $446,250 per year subject to increase by the Board in its discretion. In addition to base salary, Mr. O’Leary is entitled to earn an annual bonus under the Cash Bonus Plan, described above, that is determined as a percentage of his base salary based on our annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the EBITDA target. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.”

Mr. O’Leary’s employment agreement also provides for a supplemental payment of $9,500 per year for miscellaneous expenses not directly reimbursed by us including, but not limited to, annual physical exams, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. O’Leary’s employment agreement provides that we will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. O’Leary’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. O’Leary’s employment with us is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. O’Leary’s right to any severance payments described below is conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with us and our affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from us and our affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. O’Leary breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, we are entitled to terminate further severance payments and seek to enforce the non-competition and non-solicitation provisions.

If Mr. O’Leary’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. O’Leary’s employment with us terminates due to death, Mr. O’Leary’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. O’Leary in the amount of $1,000,000. In the event that payment of the proceeds is refused, we will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. O’Leary’s employment is terminated by us without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. O’Leary’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. O’Leary’s employment with us, there occurs a change in control of our company, or an approved sale of our company, then Mr. O’Leary’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2010, then 400 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. O’Leary’s employment was terminated under each of these circumstances on December 31, 2010, such payments and benefits have an estimated value of:

	CASH SEVERANCE	BONUS	SUPPLEMENTAL PAYMENT	MEDICAL INSURANCE CONTINUATION	LIFE INSURANCE CONTINUATION	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS (1)
Without Cause	$446,250	$—	$—	$10,108	$3,690	$—
Change of Control	$446,250	$—	$—	$10,108	$3,690	$1,950,470	(3)
Death (2)	$446,250	$—	$—	$—	$—	$—
Disability	$446,250	$—	$—	$—	$—	$—

(1)

Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,286.25 per unit. The per unit market value of $1,286.25 reflects the fair value of units determined by our management as of December 31, 2010.

(2)

This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, we will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

(3)	Includes equity awards granted to Mr. O’Leary by B&L with a fair market value of $1.4 million in connection with EMC’s investment in B&L on August 19, 2010.

David L. Laxton, III. Mr. Laxton’s employment agreement with EMC, effective January 1, 2005, entitles him to a base salary of $325,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Laxton is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on our annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

Mr. Laxton’s employment agreement also provides for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by us including, but not limited to, annual physical exams, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. Laxton’s employment agreement provides that we will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. Laxton’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Laxton’s employment with us is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Laxton’s right to any severance payments described below is conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with our business and that of our affiliates and subsidiaries and from soliciting customers, suppliers and employees away from us and our affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Laxton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, we are entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Laxton’s employment is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Laxton’s employment with us terminates due to death, Mr. Laxton’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. Laxton in the amount of $1,000,000. In the event that payment of the proceeds is refused, we will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. Laxton’s employment is terminated by us without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. Laxton’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Laxton’s employment with us, there occurs a change in control of our company or an approved sale of our company, then Mr. Laxton’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2010, then 200 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Laxton’s employment was terminated under each of these circumstances on December 31, 2010, such payments and benefits have an estimated value of:

	CASH SEVERANCE	BONUS	SUPPLEMENTAL PAYMENT	MEDICAL INSURANCE CONTINUATION	LIFE INSURANCE CONTINUATION	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS (1)
Without Cause	$325,000	$—	$—	$9,615	$2,535	$—
Change of Control	$325,000	$—	$—	$9,615	$2,535	$772,025	(3)
Death (2)	$325,000	$—	$—	$—	$—	$—
Disability	$325,000	$—	$—	$—	$—	$—

(1)

Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,286.25 per unit. The per unit market value of $1,286.25 reflects the fair value of units determined by our management as of December 31, 2010.

(2)

This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, we commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

(3)	Includes equity awards granted to Mr. Laxton by B&L with a fair market value of $514,775 in connection with EMC’s investment in B&L on August 19, 2010.

Craig S. Kiefer. Mr. Kiefer’s employment agreement with EMC, effective July 28, 2010, entitles him to a base salary of $285,000 per year, to be reviewed for increase no less than annually by the Compensation Committee. In addition to base salary, Mr. Kiefer is entitled to earn an annual bonus under the EMC bonus plan currently in effect, that is determined as a percentage of his base salary and based strictly on the terms of the bonus plan. Mr. Kiefer is entitled to an annual bonus in the amount of 100% of his base salary.

Under Mr. Kiefer’s employment agreement, EMC provides an automobile allowance of $1,200 per month, health, dental and life insurance consistent with the general company policy, 401(k) plan benefits consistent with the general company policy, a company-provided cell phone and service and vacation policy consistent with our general company policy.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Kiefer’s employment with us is terminated, for certain reasons described below, upon signing a release of claims with us he may be entitled to severance payments. Mr. Kiefer’s right to any severance payments described below is also conditioned upon his continued compliance with the non-competition and non-solicitation provisions of his employment agreement, which prevent him from competing with our business and that of our affiliates and subsidiaries and from soliciting customers, suppliers and employees away from us and our affiliates and subsidiaries for a period of twenty-four months following termination of employment. Accordingly, if Mr. Kiefer breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, Mr. Kiefer is obligated to repay us, in cash, the total amount of severance payments made and we will have no further obligations to make additional severance payments.

If Mr. Kiefer’s employment is terminated due to disability, his employment agreement provides that he will be paid his base salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Kiefer’s employment with us terminates due to death, Mr. Kiefer’s beneficiaries will be entitled to continued payment of Mr. Kiefer’s base salary (as in effect during the year of his death) for twelve months following his death and a pro-rated bonus, if earned, for the year in which such termination occurs. If Mr. Kiefer is terminated without cause or he terminates his employment upon a showing of good reason after July 28, 2011, his employment agreement provides that he is entitled to payment of his base salary for one year, other benefits in effect at the time of termination (such as health insurance, 401(k) participation, disability insurance, etc.), and any bonus accrued during the calendar year in which termination occurs to be paid in a lump sum on the date bonuses are customarily paid.

Finally, if Mr. Kiefer’s employment is terminated without cause, or upon a showing of good reason within one year of a change in control or Mr. Kiefer voluntarily terminates his employment on his own initiative on or after 275 days (but no later than 305 days) following a change in control, he is entitled to payment of base salary earned through the date of termination to be paid in a lump sum no later than 15 days after termination, one times the sum of his base salary at the rate in effect on his date of termination, any bonus accrued during the calendar year in which the termination occurs and paid in a lump sum on the customary date for bonus payments, and other benefits then due and earned. If, however, Mr. Kiefer voluntarily terminates his employment and becomes actively involved in our company or our successor within 12 months of the date of voluntary termination, then obligations to pay base salary will cease.

Assuming Mr. Kiefer’s employment was terminated under each of these circumstances on December 31, 2010, such payments and benefits have an estimated value of:

	CASH SEVERANCE	BONUS	SUPPLEMENTAL PAYMENT	MEDICAL INSURANCE CONTINUATION	LIFE INSURANCE CONTINUATION	VALUE OF ACCELERATED EQUITY AND PERFORMANCE AWARDS (1)
Without Cause	$285,000	$—	$—	$9,615	$76	$—
Change of Control	$285,000	$—	$—	$9,615	$76	$305,391	(2)
Death	$285,000	$—	$—	$—	$—	$—
Disability	$285,000	$—	$—	$—	$—	$—

(1)

Our equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,286.25 per unit. The per unit market value of $1,286.25 reflects the fair value of units determined by our management as of December 31, 2010.

(2)	Includes equity awards granted to Mr. Kiefer by B&L with a fair market value of $176,766 in connection with EMC’s investment in B&L on August 19, 2010.

Compensation committee interlock and insider participation

Messrs. Daraviras, Luikart and DiPaolo performed the functions of a compensation committee during the last fiscal year. None of them was, during the fiscal year, an officer or employee of ours, was formerly an officer of ours or had any relationship requiring disclosure under Item 404 of Regulation S-K other than as set forth in “Certain Relationships and Related Person Transactions.”

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationships exist between any member of the board of directors and any member of the compensation committee of any other company.

Director compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each outside director will enter into compensation arrangements to be determined. One of our directors, Mr. DiPaolo, receives director fees as a director of the Company. For the year ended December 31, 2010, the Company paid Mr. DiPaolo $30,000 in director fees. No perquisites were extended to any director for the year ended December 31, 2010.

All of our directors are entitled to receive reimbursement of their out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

■	for any breach of their duty of loyalty to us or our stockholders; for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

■	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

■	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of limited partnership units of EM II LP and our capital stock immediately prior to and immediately following the closing of this offering, giving effect to the Reorganization and the exercise in full of the Exchange Right by all stockholders entitled thereto, by:

■	each person or entity known to us to beneficially own more than 5% of our outstanding Class A or Class B common stock and limited partnership units in EM II LP;

■	each member of our board of directors;

■	each of our named executive officers;

■	all of the members of our board of directors and officers as a group; and

■	each selling stockholder.

The columns in the table relating to beneficial ownership of our shares after this offering reflect no exercise of the underwriters’ over-allotment option to purchase additional shares from the selling stockholders.

The number of our shares and limited partnership units of EM II LP outstanding and percentages of beneficial ownership before this offering set forth below are based on the number of our shares and limited partnership units in EM II LP to be issued and outstanding immediately prior to this offering after giving effect to the Reorganization. The number of our shares and limited partnership units of EM II LP and percentages of beneficial ownership after this offering set forth below are based on the number of our shares and limited partnership units of EM II LP to be issued and outstanding immediately after this offering.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

JCP and the selling stockholders may be deemed underwriters as defined by the Securities Act. Any profits realized by such persons may be deemed underwriting commissions.

	Shares of Class A common stock beneficially owned prior to this offering (1)		Shares of Class A common stock being offered	Shares of Class A common stock beneficially owned after this offering (1)			Units of EM II LP beneficially owned prior to this offering		Units of EM II LP beneficially owned after this offering		Combined Voting Power of Edgen Group after this offering (2)
	Number	Percent		Number of shares to be sold pursuant to the underwriters’ option to purchase additional shares	Number	Percent	Number	Percent	Number	Percent	Percent
Principal stockholders:
Fund IV(3)
General Electric Pension Trust(4)
PPM America Private Equity Fund II, L.P. (5)
Pacific Street Fund LP (6)
Named executive officers and Directors:
Daniel J. O’Leary (7)
David L. Laxton, III(7)
Nicholas Daraviras (8)
James L. Luikart (8)(9)
Edward J. DiPaolo (10)
All officers and directors as a group ( persons)
Other selling stockholders: (11)

(1)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power, investment power, or both, and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days. Subject to the terms of the Exchange Agreement, the limited partnership units of EM II LP are exchangeable by the Continuing Holders for cash or shares of our Class A common stock on a             -for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Beneficial ownership of limited partnership units of EM II LP reflected in this table has not also been reflected as beneficial ownership of the shares of our Class A common stock for which such limited partnership units may be exchanged.

(2)

Percentage of total voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock does not have any of the economic rights associated with our Class A common stock. See “Description of our Capital Stock.”

(3)

Consists of                 shares held by Jefferies Capital Partners IV L.P.,                 shares held by Jefferies Employee Partners IV LLC and                 shares held by JCP Partners IV LLC, which are private equity investment funds managed by JCP. Brian P. Friedman, who is the President of the general partner of Fund IV, and James L. Luikart, who is the Executive Vice President of the general partner of Fund IV, are the managing members of the manager of these funds and may be considered the beneficial owners of the shares owned by these funds, but each of Messrs. Friedman and Luikart expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for each of the funds managed by Jefferies Capital Partners is 520 Madison Avenue, 12th Floor, New York, New York 10022. Following the Reorganization, all outstanding shares of our Class B common stock will be held by Edgen Holdings LLC, which will be controlled by Fund IV. As a result, Fund IV will be the beneficial owner of all of our outstanding Class B common stock.

(4)

The address of General Electric Pension Trust is c/o GE Asset Management Inc., 3001 Summer Street, Stamford, Connecticut 06905. GE Asset Management Inc., a wholly-owned subsidiary of General Electric Company, serves as investment manager for General Electric Pension Trust and, as such, shares voting and dispositive power over the shares owned by General Electric Pension Trust, but expressly disclaims any pecuniary interest in such shares. General Electric Company expressly disclaims beneficial ownership of such shares.

(5)

The address of PPM America Private Equity Fund II, L.P. is 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606. The general partner of PPM America Private Equity Fund II, L.P. is PPM America Capital Partners II LLC.

(6)	The address of Pacific Street Fund LP is c/o Twin Bridge Capital Partners, 225 W. Washington Street, Suite 1155, Chicago, IL 60606.
(7)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.
(8)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.
(9)

Consists of                 shares held by Jefferies Capital Partners IV L.P.,                 shares held by Jefferies Employee Partners IV LLC and                 shares held by JCP Partners IV LLC. Mr. Luikart, who is the Executive Vice President of the general partner of Fund IV, is a managing member of the manager of these funds and may be considered the beneficial owner of the shares owned by these funds, but he expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(10)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.
(11)	Except where indicated by an asterisk, these selling stockholders are our employees.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The following is a description of any transactions between us and our officers, directors or stockholders owning more than 5% of our stock:

Employment Agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Management—Executive Compensation—Employment agreements and potential payments upon termination or change of control.”

Formation of Edgen Group and the Reorganization

Edgen Group was incorporated in December 2011. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Group will become the holding company for our subsidiaries and B&L in a transaction we refer to as the “Reorganization” and, as our new parent holding company, will serve as the issuer in this offering. See “The Reorganization”.

Tax Receivable Agreement

We intend to enter into a tax receivable agreement with the Continuing Holders that will provide for the payment by us to the Continuing Holders of     % of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we actually realize as a result of these increases in tax basis and as a result of certain other tax benefits arising from our entering into the tax receivable agreement and making payments under that agreement. We would retain the remaining     % of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the assets of EM II LP allocable to us as a result of the exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or have expired.

A tax authority may challenge all or part of the tax basis increases discussed above and a court could sustain such a challenge. In that event, we may be required to pay additional taxes and possibly penalties and interest to one or more tax authorities and future payments to the Continuing Holders under the tax receivable agreement would cease or diminish. The Continuing Holders will not reimburse us for any payments previously made if such basis increases or other benefits were later not allowed. As a result, in such circumstances, we could make payments to the Continuing Holders under the tax receivable agreement in excess of our actual cash tax savings. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the extent to which such exchanges result in taxable gain and the amount, character and timing of our income, we expect that during the term of the tax receivable agreement, the payments that we may make to the Continuing Holders could be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets, we expect that future payments to the Continuing Holders in respect of the initial sale to aggregate $             million and range from approximately $             million to $             million per year over the next 15 years. Future payments to The Continuing Holders in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial.

Exchange Agreement

In connection with the Reorganization, we will enter into an Exchange Agreement with the Continuing Holders, which, subject to the terms specified in the Exchange Agreement, will allow holders of EM II LP limited partnership units to exchange such limited partnership units and shares of Class B common stock held by Edgen Holdings for shares of our Class A common stock from time to time, as provided by the Exchange Agreement, on a             -for-one basis, subject to customary conversion rate adjustments for splits, stock dividends and reclassifications.

Notwithstanding the foregoing, pursuant to the terms of the Exchange Agreement, the Continuing Holders may not exchange any EM II LP limited partnership units if we determine, after consultation with legal counsel, that such exchange would be prohibited by law or regulation or such exchange would not be permitted under any of the agreements with us to which Edgen Group or any of its subsidiaries is then subject. In addition, we may impose additional restrictions on exchanges that we reasonably determine to be necessary or advisable so that EM II LP is not treated as a “publicly traded partnership” under Section 7704 of the Internal Revenue Code.

Tax Distributions

Following the completion of this offering, the holders of limited partnership units of EM II LP will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of EM II LP. Net profits and net losses of EM II LP will generally be allocated to its limited partners pro rata in accordance with the percentages of their unit ownership. The limited partnership agreement of EM II LP will provide for cash distributions to the holders of limited partnership units of EM II LP if we determine that the taxable income of EM II LP will give rise to taxable income for its limited partners. In accordance with the limited partnership agreement of EM II LP, we intend to cause EM II LP to make cash distributions to the limited partners of EM II LP, including Edgen Group and the Continuing Holders, for purposes of funding their tax obligations in respect of the income of EM II LP that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the taxable income of EM II LP allocable to such limited partner multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in New York, New York (taking into account the nondeductibility of certain expenses and the character of our income).

Investors and Registration Rights Agreement

We intend to enter into an investors and registration rights agreement prior to the closing of this offering pursuant to which JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer so long as JCP or funds managed by JCP beneficially own at least         % of our then-outstanding shares. Pursuant to the investors and registration rights agreement, we may be required to register the sale of shares held by certain funds managed by JCP, certain members of our management and the other limited partners of EM II LP who will become or have the right to become our stockholders as a result of the Reorganization, which we refer to as our “existing partners.” We expect that under the investors and registration rights agreement, JCP will have the right, on two occasions, to request us to register the sale of shares held by our existing partners and may require us to make available shelf registration statements permitting sales of shares into the market from time to time. In addition, we expect that our existing partners will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Management Agreement

In connection with the Buy-out Transaction, one of our predecessors entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to us. In exchange for these services, we may pay JCP an annual management fee in an amount agreed to between JCP and us from time to time, plus reasonable out-of-pocket expenses. In addition, JCP may negotiate with us to provide additional management, financial or other corporate advisory services in connection with any transaction. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and us, plus reasonable out-of-pocket expenses. The management agreement has an initial term of ten years. No management fees have been paid under this agreement to date. We reimbursed JCP for expenses of $64,000 and $60,000 during the nine months ended September 30, 2011 and year ended December 31, 2010, respectively. The parties to this agreement intend to terminate the management agreement prior to the closing of this offering.

Bourland & Leverich Investment

In August of 2010, a newly formed entity controlled by JCP acquired a domestic oil country tubular goods business consisting of substantially all of the assets and certain specified liabilities of Bourland & Leverich Holding Company and its operating subsidiaries. In connection with the acquisition, EMC invested approximately $10.0 million in B&L, the investment vehicle that acquired the oil country tubular goods business, for approximately 14.5% of the equity of B&L.

Additionally, EMC entered into a services agreement with B&L to provide advisory and administrative support services to B&L, such as information technology, human resources, treasury, tax, accounting and other services, for a $2.0 million annual fee. Daniel J. O’Leary serves as non-executive chairman of the board of directors for B&L, and Messrs. Daraviras, DiPaolo and Luikart serve on the board of directors for B&L.

On August 19, 2010, B&L granted certain equity awards to Messr’s. O’Leary, Laxton and Kiefer in connection with the completion of the acquisition of B&L. Mr. O’Leary received 500 Class A restricted units and 1,206 Class A unit options with an aggregate fair market value of $1.4 million. Messrs. Laxton and Kiefer received 250 and 50 Class A restricted units, respectively, and 328.91 and 164.46 Class B units, respectively, with an aggregate fair value of $0.5 million and $0.2 million, respectively. These equity awards vest over a five-year period.

For the year ended December 31, 2010, EMC had purchases from B&L of $1.1 million in the normal course of business.

Underwriting

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the shares purchased by it in this offering. The parent company of Jefferies & Company, Inc. is Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is the President of the general partner of Fund IV and one of the managing members of JCP. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV and also serves as a lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is the Executive Vice President of the general partner of Fund IV, one of the managing members of JCP and a director of ours, and Mr. Nicholas Daraviras is a Managing Director of JCP and a director of ours. See “Certain Relationships and Related Person Transactions” and “Underwriting—Affiliations and Conflicts of Interest.”

Policy for Approval of Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a formal policy providing that our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, shall not enter into a related person transaction with us that is required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act, as amended, without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Under this policy, any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee shall consider the relevant facts and circumstances available to and deemed relevant by the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those transactions that, in light of known facts and circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation, amended and restated by-laws, as each will be in effect prior to the closing of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part. References in this section to the “Company,” “we,” “us” and “our” refer to Edgen Group and not to any of its subsidiaries.

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

The total amount of our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which                  shares are designated as Class A common stock,                  shares are designated as Class B common stock and                  shares are designated as preferred stock. Upon the consummation of this offering, (1)                  shares of Class A common stock will be issued and outstanding, (2)                  shares of Class B common stock will be issued and outstanding (all of which will be held by Edgen Holdings), and (3) no shares of preferred stock will be issued and outstanding.

Class A Common Stock and Class B Common Stock

Voting and Economic Rights

Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to one vote per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except that there will be separate votes of holders of shares of our Class A common stock and Class B common stock in the following circumstances:

■

if we propose to amend our amended and restated certificate of incorporation to alter or change the powers, preferences or special rights of the shares of a class of our stock so as to affect them adversely or to increase or decrease the par value of the shares of a class of our stock;

■	if we propose to treat the shares of a class of our stock differently with respect to any dividend or distribution of cash, property or shares of our stock paid or distributed by us;

■	if we propose to treat the shares of a class of our stock differently with respect to any subdivision or combination of the shares of a class of our stock; or

■

if we propose to treat the shares of a class of our stock differently in connection with a change in control, liquidation, dissolution, distribution of assets or winding down of our company with respect to any consideration into which the shares are converted or any consideration paid or otherwise distributed to our stockholders.

Under our amended and restated certificate of incorporation, we may not increase or decrease the authorized number of shares of Class A common stock or Class B common stock without the affirmative vote of the holders of the majority of the combined voting power of the outstanding shares of Class A common stock and Class B common stock, voting together as a single class. Our Class B common stock will have no economic rights. Pursuant to the Exchange Agreement, holders of units of EM II LP may exchange their units and shares of Class B common stock held by Edgen Holdings for shares of our Class A common stock on a             -for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. We have the right, at our option, to deliver cash in respect of all or any portion of the units of EM II LP being exchanged in lieu of shares of Class A common stock, on the terms set forth in the Exchange Agreement.

Holders of our Class A common stock will be entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to the rights of holders of any then-outstanding shares of any series of preferred stock ranking pari passu or senior to the Class A common stock with respect to dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on various factors and considerations. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.”

In the event of our liquidation, dissolution or winding up, the holders of our Class A common stock will be entitled to receive ratably the assets available for distribution to our stockholders after payment of liabilities and payment of liquidation preferences on any outstanding shares of our preferred stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without approval by the stockholders, to issue up to a total of                  shares of preferred stock in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our Class A common stock or Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might harm the market price of our common stock. We have no current plans to issue any shares of preferred stock.

Investors and Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into an investors and registration rights agreement with certain of our stockholders. See “Certain relationships and related person transactions—Investors and registration rights agreement.” Pursuant to such investors and registration rights agreement and our by-laws, as long as JCP or funds managed by JCP beneficially own at least     % of our then-outstanding shares of common stock, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer.

Elimination of Liability in Certain Circumstances

Our amended and restated certificate of incorporation eliminates the liability of our directors to us or our stockholders for monetary damages resulting from breaches of their fiduciary duties as directors. Directors will remain liable for breaches of their duty of loyalty to us or our stockholders, as well as for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, and transactions from which a director derives improper personal benefit. Our amended and restated certificate of incorporation will not absolve directors of liability for payment of dividends or stock purchases or redemptions by us in violation of Section 174 of the Delaware General Corporation Law (or any successor provision thereof).

The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. We do not believe that this provision eliminates the liability of our directors to us or our stockholders for monetary damages under the federal securities laws. Our amended and restated certificate of incorporation and our amended and restated by-laws provide indemnification for the benefit of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated By-laws

Number of Directors; Removal; Vacancies. We currently have              directors. Our amended and restated by-laws provide that, at such time as JCP ceases to beneficially own more than 50% of our outstanding voting power, we shall have such number of directors as is determined by a resolution of the board of directors then in office and vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office. Our amended and restated certificate of incorporation and our amended and restated by-laws provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote generally in the election of directors until such time as JCP ceases to beneficially own more than 50% of our outstanding voting power.

Special Meetings of Stockholders; Limitations on Stockholder Action by Written Consent. Our amended and restated certificate of incorporation and our amended and restated by-laws provide that special meetings of our stockholders may be called only by our Chief Executive Officer, our board of directors or, until such time as JCP ceases to beneficially own securities having more than 50% of our outstanding voting power, holders of not less than a majority of our issued and outstanding voting stock. Any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be effected by written consent unless the action to be effected and the taking of such action by written consent have been approved in advance by our board of directors until such time as JCP ceases to beneficially own securities having more than 50% of our outstanding voting power.

Amendments; Vote Requirements. Certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws provide that the affirmative vote of 66 2/3% of the shares entitled to vote on any matter is required for stockholders to amend our amended and restated certificate of incorporation or amended and restated by-laws, including those provisions relating to action by written consent and the ability of stockholders to call special meetings.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our Class A common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, undesignated preferred stock with voting rights or other rights or preferences that could impede the success of any attempt to acquire us. The existence of authorized but unissued shares of Class A common stock or preferred stock could render it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our amended and restated by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, such notice will be timely only if received not later than the close of business on the tenth day following the date on which a public announcement of the date of the annual meeting was made. Our amended and restated by-laws also specify requirements as to the form and content of a stockholder’s notice.

Section 203 of the Delaware General Corporation Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

■	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

■

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

■

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a business combination to include the following:

■	any merger or consolidation involving the corporation and the interested stockholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

■

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

■	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Corporate Opportunity

Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to JCP or any of its affiliates or any of their respective officers, directors, agents, shareholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries) or business opportunities that such parties participate in or desire to participate in, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so, and no such person shall be liable to us for breach of any fiduciary or other duty, as a director or controlling stockholder or otherwise, by reason of the fact that such person pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us, unless, in the case of any such person who is our director, any such business opportunity is expressly offered to such director in writing solely in his or her capacity as our director.

New York Stock Exchange listing

We have applied to list our common stock on the NYSE under the symbol “EDG.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be                     . The transfer agent’s address is                     , and its telephone number is                     .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market in the U.S. or elsewhere for our shares of Class A common stock. Although we expect to have our shares approved for listing on the NYSE, we cannot assure you that there will be an actual public market for our shares. Future sales of substantial amounts of our shares in the public market following this offering or the anticipation of these sales occurring could adversely affect prevailing market prices for our shares or could impair our ability to raise capital through an offering of our shares in the future. For a further discussion of this risk, see “Risk Factors—Risks related to our Class A common stock and this offering—Shares eligible for public sale after this offering could adversely affect the price of our Class A common stock.”

Our officers, directors and stockholders, who collectively hold an aggregate of                      shares of Class A common stock (assuming the exercise of Exchange Rights in full for shares of Class A common stock), and the underwriters have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors and other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period after the effective date of this offering. For details of these agreements and the periods for which they apply, see “Underwriting—No Sales of Similar Securities.”

Upon the completion of this offering, we will have                      shares of Class A common stock outstanding and                      shares of Class B common stock outstanding, based on the number of shares outstanding as of                     , 2011, immediately following the Reorganization. Pursuant to the exchange right to be granted to Edgen Holdings and the Continuing Holders, such investors could from time to time exchange their limited partnership units in EM II LP for shares of our Class A common stock on the basis of             units for                  share of Class A common stock, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. All of the shares sold in this offering will be freely tradable in the U.S. public market without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Some of the remaining shares held by existing stockholders are “restricted” shares as that term is defined in Rule 144. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, which is summarized below. The holders of our shares after this offering will be entitled to registration rights under which we will be required to register the resale of their shares under the Securities Act. See “Certain relationships and related person transaction—Investors and registration rights agreement.”

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

■	one percent of the number of shares then outstanding, which will equal approximately shares immediately after this offering, or

■	the average weekly trading volume of the shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

If any person who is deemed to be our affiliate purchases shares in this offering or acquires our shares pursuant to one of our employee benefit plans, sales under Rule 144 of the shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares for at least six-months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following discussion is a general summary of the material U.S. federal tax consequences of the purchase, ownership and disposition of our shares applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our shares that is not a U.S. person (as defined below) or a partnership or other pass-through entity for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

■	an individual who is a citizen or resident of the U.S.;

■

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

■	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

■

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (2) has a valid election in effect to be treated as a U.S. domestic trust.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, regulated investment companies, real estate investment trusts, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive shares as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service, or “IRS,” and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

Each prospective non-U.S. holder is encouraged to consult its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of purchasing, holding and disposing of our shares.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our shares, will be considered to be “U.S. trade or business income” if such dividend income or gain is (1) effectively connected with the conduct by a non-U.S. holder of a trade or business within the U.S. and (2) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the U.S., attributable to a “permanent establishment” or “fixed base” maintained by the non-U.S. holder in the U.S. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if the recipient were a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Dividends

Distributions of cash or property (other than certain stock distributions) that we pay with respect to our shares (or certain redemptions that are treated as distributions with respect to our shares) will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to our discussion in “—Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our shares. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our shares, and thereafter will be treated as capital gain. See “—Dispositions of Our Common Stock” below. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder is encouraged to consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are subject to tax as income effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.

Dispositions of Our Common Stock

Subject to our discussion in “—Recently-Enacted Federal Tax Legislation” below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

■	the gain is U.S. trade or business income, as described above;

■	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other conditions; or

■

we are or have been a “U.S. real property holding corporation,” which we refer to as a “USRPHC,” at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period for our shares.

Gain described in the first bullet point above will be subject to U.S. federal income tax in the manner described under “—U.S. Trade or Business Income.”

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests generally include land, improvements, and associated personal property. We believe that we currently are not a USRPHC. In addition, based on our financial statements and current expectations regarding the value and nature of our assets and other relevant data, we do not anticipate becoming a USRPHC, although there can be no assurance these conclusions are correct or might not change in the future based on changed circumstances. If we are or become a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our shares so long as our shares are “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our shares during the shorter of the five-year period ending on the date of disposition and such non-U.S. holder’s holding period for our shares. Prospective investors should be aware that no assurance can be given that our shares will be so regularly traded when a non-U.S. holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our shares generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our shares to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies (usually on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S., or is a “U.S. related person” as defined under applicable Treasury regulations. In the case of the payment of the proceeds from the disposition of our shares to or through a non-U.S. office of a broker that is either a U.S. person or a “U.S. related person”, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders are encouraged to consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our shares).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information to the IRS.

Recently-Enacted Federal Tax Legislation

Pursuant to recently enacted legislation, the relevant withholding agent generally may be required to withhold 30% of any dividends and the proceeds of a sale or other disposition of a share paid to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. account holders and meets certain other requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other requirements. Although these withholding and reporting requirements generally may apply to payments made after December 31, 2012, the IRS has indicated regulations will be issued which provide that any withholding obligations will begin on or after January 1, 2014, with respect to dividends, and January 1, 2015, with respect to to gross proceeds. Prospective investors are urged to consult their own tax advisors regarding this legislation and legislative or regulatory proposals that may be relevant to their investment in our shares.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the shares will be treated as U.S. situs property subject to U.S. federal estate tax.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement to be dated on or about             , 2012, between us, the selling stockholders and the underwriters named below, we and the selling stockholders have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us and the selling stockholders, the number of shares indicated in the table below:

UNDERWRITERS	Number of Shares
Jefferies & Company, Inc.
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.

Total

Jefferies & Company, Inc., Morgan Stanley & Co. LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives of the underwriters named above.

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the selling stockholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that they currently intend to make a market in the shares. However, the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the shares.

The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. In addition, the underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $             per share to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we and the selling stockholders are to pay the underwriters and the proceeds, before expenses, to us and the selling stockholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	PER SHARE		TOTAL
	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES	WITHOUT OPTION TO PURCHASE ADDITIONAL SHARES	WITH OPTION TO PURCHASE ADDITIONAL SHARES
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Proceeds to the selling stockholders, before expenses	$	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We estimate expenses payable by the selling stockholders in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            .

Determination of Offering Price

Prior to the offering, there has not been a public market for our shares. Consequently, the initial public offering price for our shares will be determined by negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the offering or that an active trading market for the shares will develop and continue after the offering.

Listing

We have applied to have our Class A common stock approved for listing on the NYSE under the trading symbol “EDG”.

Option to Purchase Additional Shares

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares from us and up to an aggregate of                  additional shares from the selling stockholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

No Sales of Similar Securities

We, our officers, directors and holders of more than the amount equal to 5% of the stock offered hereby have agreed, subject to specified exceptions, not to directly or indirectly:

■

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

■

otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially, or

■

publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc. and Morgan Stanley & Co. LLC.

This restriction terminates after the close of trading of the shares on and including the 180th day after the date of this prospectus. However, subject to certain exceptions, in the event that either:

■	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or

■	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. and Morgan Stanley & Co. LLC waive, in writing, such an extension.

Jefferies & Company, Inc. and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the termination of the 180-day period, without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Stabilization

The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including overallotment, stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the shares at a level above that which might otherwise prevail in the open market. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

“Naked” short sales are sales in excess of the option to purchase additional shares. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the shares. A syndicate covering transaction is the bid for or the purchase of shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

None of we, the selling stockholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Affiliations and Conflicts of Interest

The underwriters and certain of their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and certain of their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

As described under the caption “Use of Proceeds,” we intend to use a portion of the net proceeds from this offering to redeem a portion of EMC’s senior secured notes and to repay the BL term loan. Jefferies & Company, Inc. is one of the holders of EMC’s senior secured notes and Jefferies Finance LLC is a lender under the BL term loan. Consequently, Jefferies & Company, Inc. and its affiliates will receive more than 5% of the net proceeds of this offering due to such redemption. Thus, Jefferies & Company, Inc. may be deemed to have a “conflict of interest” under the applicable provisions of Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121 of the Conduct Rules. Rule 5121 currently requires that a “qualified independent underwriter,” as defined by the FINRA rules, participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto.              has agreed to serve in that capacity and will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify              against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. In accordance with Rule 5121, Jefferies & Company, Inc. will not make sales to discretionary accounts without the prior written consent of the customer.

Selling Restrictions

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus supplement may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offers contemplated in this prospectus supplement will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

(a) it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State, other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) to persons who are investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the U.K.

Switzerland. The shares offered pursuant to this document will not be offered, directly or indirectly, to the public in Switzerland and this document does not constitute a public offering prospectus as that term is understood pursuant to art. 652a or art. 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus supplement on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this document does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus supplement have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of shares.

Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in shares.

LEGAL MATTERS

Our counsel, Dechert LLP, Philadelphia, Pennsylvania, will issue an opinion regarding the validity of our Class A common stock offered by this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of September 30, 2011 and for the period January 1, 2011 to September 30, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bourland & Leverich Holdings LLC and subsidiary as of September 30, 2011 and for the period January 1, 2011 to September 30, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009 and for the year then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of (1) Edgen Murray II, L.P. as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, (2) Bourland & Leverich Holdings LLC as of December 31, 2010 and for the period from July 19, 2010 to December 31, 2010 and (3) Bourland & Leverich Holdings Company as of August 19, 2010 and for the period from October 1, 2009 to August 19, 2010 included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted consistent with the rules and regulations of the SEC. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete.

For further information about us, our shares and any document referred to in this prospectus, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved. The registration statement, its exhibits and schedules and other information that we have filed with or furnished to the SEC may be inspected at the SEC’s public reference room at Room 1024, 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at (800) SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and the SEC web site at www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Edgen Group Inc.:

We have audited the accompanying balance sheet of Edgen Group Inc. as of December 16, 2011. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Edgen Group Inc. as of December 16, 2011 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

December 29, 2011

EDGEN GROUP INC.

Balance Sheet

December 16, 2011

(in whole dollars)

ASSETS:
Cash	$1

TOTAL ASSETS	$1

SHAREHOLDER’S EQUITY:
Common stock, $0.0001 par value; 1 share authorized, issued, and outstanding at December 16, 2011	$1

TOTAL SHAREHOLDER’S EQUITY	$1

See note to the balance sheet.

EDGEN GROUP INC.

Note to Balance Sheet

December 16, 2011

Edgen Group Inc., or the Company, was incorporated on December 15, 2011 as a Delaware Corporation. The Company was initially capitalized for $1 and authorized and issued 1 share of its common stock to Edgen Holdings LLC.

The Company was formed to serve as the issuer of an initial public offering of equity, or the IPO. Concurrent with the consummation of the IPO, the Company will serve as the new parent holding company of Edgen Murray II, L.P., a Delaware limited partnership and will be controlled by Edgen Holdings LLC.

Report of Independent Registered Public Accounting Firm

The Partners of Edgen Murray II, L.P.:

We have audited the accompanying consolidated balance sheet of Edgen Murray II, L.P. and subsidiaries as of September 30, 2011, and the related consolidated statements of operations, partners’ (deficit) capital and comprehensive income (loss), and cash flows for the period January 1, 2011 to September 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, were audited by other auditors whose report thereon dated March 24, 2011, expressed an unqualified opinion on those statements, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in note 14.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the September 30, 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Edgen Murray II, L.P. and subsidiaries as of September 30, 2011, and the results of their operations and their cash flows for the period January 1, 2011 to September 30, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments described in note 14 of the accompanying consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 that were applied to retrospectively reflect the change in reportable segments as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 taken as a whole.

/s/ KPMG LLP

Baton Rouge, Louisiana

December 29, 2011

Edgen Murray II, L.P. and subsidiaries

Consolidated balance sheet

September 30, 2011

(In thousands)

September 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,906
Accounts receivable — net of allowance for doubtful accounts of $1,587	156,517
Inventory	179,918
Income tax receivable	1,352
Prepaid expenses and other current assets	7,608
Deferred tax asset — net	177

Total current assets	357,478
PROPERTY, PLANT, AND EQUIPMENT — NET	46,263
GOODWILL	23,058
OTHER INTANGIBLE ASSETS — NET	29,353
OTHER ASSETS	337
DEFERRED TAX ASSET — NET	819
DEFERRED FINANCING COSTS	12,182
INVESTMENT IN UNCONSOLIDATED AFFILIATE	12,272

TOTAL ASSETS	$481,762

LIABILITIES AND DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts	$2,830
Accounts payable	109,975
Accrued expenses and other current liabilities	11,838
Income taxes payable	4,586
Deferred revenue	2,342
Accrued interest payable	12,154
Deferred tax liability — net	794
Current portion of long-term debt and capital lease	351

Total current liabilities	144,870
DEFERRED TAX LIABILITY — NET	4,682
OTHER LONG-TERM LIABILITIES	787
LONG-TERM DEBT AND CAPITAL LEASE	479,833

Total liabilities	630,172

COMMITMENTS AND CONTINGENCIES DEFICIT:
General partner	1
Limited partners	(123,508)
Accumulated other comprehensive loss	(25,171)

Total partners’ deficit	(148,678)
Non-controlling interest	268

Total deficit	(148,410)

TOTAL LIABILITIES AND DEFICIT	$481,762

See accompanying Notes to Consolidated Financial Statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of operations

For the nine months ended September 30, 2011 (Audited) and 2010 (Unaudited)

(In thousands)

	Nine months ended September 30,
	2011	2010
		(unaudited)
SALES	$652,949	$454,418
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	553,052	386,906
Selling, general and administrative expense, net of service fee income	55,422	50,519
Depreciation and amortization expense	15,891	15,057
Impairment of goodwill	—	62,805

Total operating expenses	624,365	515,287

INCOME (LOSS) FROM OPERATIONS	28,584	(60,869)

OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	2,645	460
Other income (expense) — net	1,453	243
Interest expense — net	(47,516)	(48,153)

LOSS BEFORE INCOME TAX EXPENSE (BENEFIT)	(14,834)	(108,319)
INCOME TAX EXPENSE (BENEFIT)	3,315	(21,086)

NET LOSS	(18,149)	(87,233)

NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	226	30

NET LOSS AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(18,375)	$(87,263)

See accompanying Notes to Consolidated Financial Statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of partners’ (deficit) capital and comprehensive income (loss)

For the nine months ended September 30, 2011 (Audited) and 2010 (Unaudited)

(In thousands, except unit data)

	Number of units		Common partnership interests	Accumulated other comprehensive income (loss)	Total partners’ deficit	Non- controlling interest	Total deficit
	Common general partnership interest	Common limited partnership interests
Balances as of January 1, 2010 (unaudited)	1	209,598	$(8,310)	$(21,469)	$(29,779)	$—	$(29,779)
Net (loss) income	—	—	(87,263)	—	(87,263)	30	(87,233)
Other comprehensive income (loss):
Foreign translation adjustments	—	—	—	(2,400)	(2,400)	—	(2,400)

Comprehensive (loss) income	—	—	—	—	(89,663)	30	(89,633)
Contributions to non-controlling interest	—	—	—	—	—	16	16
Forfeiture of non-vested restricted units	—	(355)	—	—	—	—	—
Issuance of restricted common units	—	250	—	—	—	—	—
Amortization of restricted common units	—	—	461	—	461	—	461
Amortization of unit options	—	—	131	—	131	—	131

Balances as of September 30, 2010 (unaudited)	1	209,493	$(94,981)	$(23,869)	$(118,850)	$46	$(118,804)

Balances as of January 1, 2011	1	209,493	$(105,773)	$(25,531)	$(131,304)	$42	$(131,262)
Net (loss) income	—	—	(18,375)	—	(18,375)	226	(18,149)
Other comprehensive income (loss):
Foreign translation adjustments	—	—	—	360	360	—	360

Comprehensive (loss) income	—	—	—	—	(18,015)	226	(17,789)
Amortization of restricted common units	—	—	21	—	21	—	21
Amortization of unit options	—	—	620	—	620	—	620

Balances as of September 30, 2011	1	209,493	$(123,507)	$(25,171)	$(148,678)	$268	$(148,410)

See accompanying Notes to Consolidated Financial Statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the nine months ended September 30, 2011 (Audited) and 2010 (Unaudited)

(In thousands)

	Nine months ended September 30,
	2011	2010
		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,149)	$(87,233)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	15,891	15,057
Amortization of deferred financing costs	1,817	2,726
Impairment of goodwill	—	62,805
Equity in earnings of unconsolidated affiliate	(2,645)	(460)
Distributions received from unconsolidated affiliate	835	—
Amortization of discount on long-term debt	547	483
Unit-based compensation expense	641	593
Allowance for doubtful accounts	27	141
Provision for inventory allowances and writedowns	876	1,370
Deferred income tax benefit	(1,086)	(4,031)
Loss on foreign currency transactions	657	1,732
Unrealized (gain) loss on derivative instruments	639	(364)
Gain on sale of property, plant, and equipment	(994)	(287)
Changes in operating assets and liabilities:
Accounts receivable	(52,102)	8,761
Inventory	(52,471)	(13,799)
Income tax receivable	18,235	4,043
Prepaid expenses and other current assets	(932)	1,853
Accounts payable	43,557	14,252
Accrued expenses, other current liabilities, and deferred revenue	(13,365)	(5,609)
Income tax payable	2,713	(1,388)
Other	251	1,050

Net cash (used in) provided by operating activities	(55,058)	1,695

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of PetroSteel business-net of cash acquired	—	(4,000)
Purchases of property, plant, and equipment	(2,410)	(9,575)
Investment in unconsolidated affiliate	—	(10,000)
Proceeds from the sale of property, plant, and equipment	6,276	325

Net cash provided by (used in) investing activities	3,866	(23,250)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(1,309)	(1,097)
Principal payments on long-term debt and capital lease	(297)	(4,221)
Proceeds from Asset Based Loan Facility (“ABL Facility”)	56,412	12,538
Payments to ABL Facility	(56,412)	(12,538)
Managed cash overdraft	2,848	(27)

Net cash provided by (used in) financing activities	1,242	(5,345)

Effect of exchange rate changes on cash and cash equivalents	(622)	(183)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(50,572)	(27,083)
CASH AND CASH EQUIVALENTS — beginning of period	62,478	65,733

CASH AND CASH EQUIVALENTS — end of period	$11,906	$38,650

See accompanying Notes to Consolidated Financial Statements.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. General information

Description of Operations — Edgen Murray II, L.P. (“EM II LP”), through its subsidiaries, has operations in the United States, Canada, Brazil, the United Kingdom, Singapore, India, the United Arab Emirates (“UAE”), and Saudi Arabia, and sales representative offices in Australia, China, France, and Indonesia. The Company is headquartered in Baton Rouge, Louisiana. References to the “Company” include EM II LP and its subsidiaries.

The Company is a global distributor of specialty steel products primarily to the oil and gas, power, petrochemical, nuclear, mining, and civil construction markets. The Company’s product catalog consists of pipe, plate, valves and sections, including highly-engineered prime carbon and alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. The Company’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipal and transportation authorities.

Organization — EM II LP is a Delaware limited partnership formed on April 3, 2007, by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”) to acquire the common shares of the operating subsidiaries of Edgen/Murray, L.P., the Company’s predecessor, which was formed on November 22, 2005 by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively, “Fund III”) and certain members of Edgen Murray Corporation (“EMC”) management. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction.” Jefferies Capital Partners (“JCP”) has controlled EM II LP and its predecessor, Edgen/Murray L.P., since the acquisition of Edgen Corporation on February 1, 2005.

Significant Accounting policies:

Basis of presentation — The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States (“generally accepted accounting principles” or “GAAP”) and include the accounts of EM II LP and its wholly owned subsidiaries. The Company’s subsidiary, Edgen Murray FZE (“EM FZE”), has a consolidated 70% ownership in a Bahraini joint venture which operates in Saudi Arabia. The remaining 30% ownership is presented as non-controlling interest in the Company’s consolidated financial statements.

Use of estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and (iii) the reported amounts of revenues and expenses during the reporting period. Areas requiring significant estimates by our management include the following:

•	provisions for uncollectible receivables and client claims and recoveries of costs from vendors and others;

•	recoverability of inventories and application of lower of cost or market accounting;

•	provisions for income taxes and related valuation allowances and tax uncertainties;

•	recoverability of goodwill

•	recoverability of other intangibles and long-lived assets and related estimated lives; and

•	valuation of equity based compensation.

Actual results could differ from those estimates, and the foregoing interim results are not necessarily indicative of the results of operations to be expected for the full fiscal year ending December 31, 2011. In the opinion of our management, the consolidated financial statements reflect all adjustments, including those of a normal recurring nature, necessary to present fairly the results of the reported interim periods. Dollar amounts contained in these consolidated financial statements are in thousands, except per unit and number of unit data.

Cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Managed cash overdrafts — The Company utilizes a cash management system under which a book overdraft represents the outstanding checks on the Company’s controlled disbursement bank account in excess of funds on deposit in the account as of the balance sheet date. The balance of book overdrafts is classified as Managed cash overdrafts in the current liabilities section of the consolidated balance sheet as of September 30, 2011. Changes in managed cash overdrafts during the period are reflected as a financing activity in the consolidated statement of cash flows.

Accounts receivable — Accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible trade accounts receivable based on the aging and other collectability attributes of specific customer receivable accounts.

Inventory — Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, plant, and equipment — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment for financial reporting purposes is recorded using the straight-line method over the estimated useful lives of the individual assets when placed into service. Useful lives range from one to ten years for leasehold improvements, two to ten years for equipment and computers, and ten to fifty years for buildings and land improvements. Construction in process (“CIP”) represents costs associated with property, plant, and equipment that have not been placed into service. Accelerated methods of depreciation are used for income tax purposes. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs — Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases — The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future finance lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the portion of the purchase price assigned to the assets acquired and liabilities assumed in the transaction. Goodwill is not amortized, but is subject to annual impairment testing at the beginning of each fiscal year, and more frequently if circumstances indicate that it is probable that the fair value of goodwill is below its carrying amount. Fair value is determined using discounted cash flows and guideline company multiples. Significant estimates used in calculating fair value include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reporting units.

Other identifiable intangible assets — Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements, and trademarks. Intangible assets with finite useful lives are amortized to expense over their estimated useful lives: seven years for customer relationships and one to six years for noncompetition agreements. Intangible assets with an indefinite useful life, such as tradenames and trademarks, are evaluated annually for impairment and more frequently if circumstances dictate by comparing the carrying amounts to the fair value of the individual assets. The useful lives for our intangible assets are determined based on historical experience.

The fair value of customer relationships and noncompetition agreements is derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement.

The fair value of tradenames is derived using a relief from royalty valuation method which assumes that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Impairment of long-lived assets — Long-lived assets, including property, plant, and equipment, are assessed for impairment when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset, if any, are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of long-lived assets was identified as of September 30, 2011.

Deferred financing costs — Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the nine months ended September 30, 2011 and 2010 were $1,817 and $2,726 (unaudited), respectively.

Income taxes — Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company’s uncertain tax positions requiring recognition in these consolidated financial statements are disclosed in Note 11.

Revenue recognition — Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation — The Company has equity-based compensation plans for certain employees and directors. All forms of equity-based payments to employees are recognized as compensation expense based on the grant date fair value of the award and recognized over the requisite service period associated with the award.

Foreign currency — The Company’s non-U.S. subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of foreign currency translation adjustments is recorded as accumulated other comprehensive income (loss) and included in the consolidated statements of (deficit) capital and comprehensive income (loss).

Foreign currency exchange transaction gains or losses are charged to earnings in the period the transactions are settled. Foreign currency transaction gains of $750 and $1,501 (unaudited) are included in the consolidated statements of operations for the nine months ended September 30, 2011 and 2010, respectively.

Derivative financial instruments — The Company has entered into derivative instruments such as swaps, forwards, and other contracts to manage risks associated with changes in interest rates and foreign currency rates. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company records its derivative financial instruments at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 15 and 16 for a discussion of the use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other comprehensive income (loss) — Comprehensive income (loss) includes net income (loss) and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments

Fair values of financial instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

Investment in Unconsolidated Affiliate — The Company’s investment in Bourland & Leverich Holdings LLC and Subsidiary (“B&L”), a distributor of oil country tubular goods, is accounted for under the equity method. The equity method of accounting is required unless the investor’s interest is so minor that they may have virtually no influence over operating and financial policies. Given that the Company’s investment in B&L represents 14.5% of the common equity of a limited liability company, the Company’s investment is considered to be more than minor. The Company’s investment in B&L is included in investment in unconsolidated affiliate on the consolidated balance sheet at September 30, 2011. Earnings on this investment are recorded in equity in earnings of unconsolidated affiliate in the consolidated statements of operations. Any intra-entity profit or loss has been eliminated for all periods presented.

2. Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by FASB or other standard setting bodies. Updates to the Accounting Standard Codification (“ASC”) are communicated through issuance of an Accounting Standards Updates (“ASU”).

In October 2009, FASB issued ASU 2009-13, Revenue Recognition (Topic 605), Multiple Deliverable Revenue Arrangements — A Consensus of the FASB Emerging Issues Task Force which provides guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company has applied this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The adoption of this new guidance did not have a material impact on the Company’s financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update was issued as a result of the joint effort of the FASB and the International Accounting Standards Board to develop a single, converged fair value framework and provides guidance around measurement and some enhanced disclosure requirements. The guidance and disclosure requirements, which are to be applied prospectively, are effective for the Company for interim and annual periods beginning after December 15, 2011. The Company does not expect that the adoption of this guidance will have a material impact on its fair value measurement financial disclosures or its financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220), Presentation of Comprehensive Income. This update is intended to increase the prominence of other comprehensive income in the financial statements by requiring public companies to present comprehensive income either as a single statement detailing the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income or using a two statement approach including both a statement of income and a statement of comprehensive income. The option to present other comprehensive income in the statement of changes in equity has been eliminated. The amendments in this update, which should be applied retrospectively, are effective for public companies for fiscal years, and interim periods beginning after December 15, 2011. The Company is in the process of determining if it will present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This update allows an entity, when conducting its annual or interim goodwill impairment analysis, to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after conducting this assessment, an entity determines that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then performing the two-step goodwill impairment test is unnecessary. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company’s early adoption of this guidance on September 30, 2011 did not have a material impact on its financial position, results of operations or cash flows.

3. Supplemental consolidated statements of cash flows information

	Nine months ended September 30,
	2011	2010
		(unaudited)
Interest paid	$59,170	$35,661
Income taxes paid	1,676	1,541
Income tax refunds received	18,375	21,272

Non-cash investing and financing activities:
Purchases of property, plant and equipment included in accounts payable	100	3,944

4. Property, plant, and equipment-net

September 30, 2011
Land and land improvements	$11,188
Building	39,680
Equipment and computers	28,024
Leasehold improvements	5,898
Construction in progress	29

84,819
Less accumulated depreciation	(38,556)

Property, plant and equipment — net	$46,263

	Nine months ended September 30,
	2011	2010
		(unaudited)
Depreciation expense	$4,137	$3,569

The Company is party to a capital lease of land, an office building and two warehouses in Newbridge, Scotland (see Note 8).

5. Intangible assets

The following table summarizes the Company’s intangible assets at September 30, 2011:

	September 30, 2011
	Gross carrying value	Accumulated amortization	Net carrying value
Intangible assets subject to amortization:
Customer relationships	$82,259	$(70,240)	$12,019
Noncompete agreements	22,010	(16,144)	5,866
Sales backlog	9,606	(9,606)	—
Intangible assets not subject to amortization:
Tradenames	11,454	—	11,454
Trademarks	14	—	14

	$125,343	$(95,990)	$29,353

The gross carrying value and accumulated amortization of intangible assets increased $390 in the nine months ended September 30, 2011 due to the effect of foreign currency translation.

Amortization expense for the nine months ended September 30, 2011 and 2010 was as follows:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Amortization expense	$11,734	$11,488

The Company’s scheduled amortization expense associated with intangible assets is expected to be:

Year Ending December 31:
2011 (remaining)	$3,895
2012	11,850
2013	1,808
2014	332
2015	—
Thereafter	—

$17,885

The weighted-average remaining amortization period for customer relationships was 1.36 years at September 30, 2011. The weighted-average remaining amortization period for noncompetition agreements was 1.67 years at September 30, 2011. Sales backlog was fully amortized prior to January 1, 2011.

6. Goodwill

The following tables present changes to goodwill, all of which is recorded within the Company’s General Company segment, during the nine months ended September 30, 2011, and the gross carrying value and accumulated impairment losses associated with goodwill at the dates indicated:

	Gross	Accumulated Impairment	Effects of Foreign Currency	Net
Goodwill at January 1, 2011	$90,674	$(62,805)	$(4,957)	$22,912
Effects of foreign currency	—	—	146	146

Goodwill at September 30, 2011	$90,674	$(62,805)	$(4,811)	$23,058

There were no impairment charges during the nine months ended September 30, 2011.

During the nine months ended September 30, 2010, the Company revised its operating forecasts to project a slower future earnings recovery than originally planned due to the continued slow global economic recovery as well as uncertainty surrounding energy demand and commodity pricing. In conjunction with preparing the revised forecasts, the Company performed an interim goodwill impairment analysis using the same methodology as the annual test, which combines a discounted cash flow valuation and comparable company market value approach to determine the fair value of the Company’s reporting units.

The Company’s Americas and UAE reporting units failed Step 1 of the goodwill impairment analysis during the nine months ended September 30, 2010 because the book value of these reporting units exceeded their estimated fair value. Step 2 of the goodwill impairment analysis included a determination of the implied fair value of the Americas and UAE reporting units’ goodwill by assigning the fair value of the reporting units determined in Step 1 to all of the assets and liabilities of the Americas and UAE reporting units (including any recognized and unrecognized intangible assets) as if the Americas and UAE reporting units had been acquired in a business combination. The Company then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on this analysis, the Company recorded a goodwill impairment charge of $62,805 (unaudited) as of September 30, 2010 to reduce the goodwill balance at the Americas and UAE reporting units to zero.

7. Investment in unconsolidated affiliate

On August 19, 2010, EMC invested $10,000 in exchange for 14.5% of the common equity in B&L, a distributor of oil country tubular goods. The Company accounts for the B&L investment under the equity method of accounting.

At September 30, 2011, the investment in B&L was $12,272. Equity in the earnings of B&L for the nine months ended September 30, 2011 and for the period August 19, 2010, the date of EMC’s investment in B&L, through September 30, 2010 was $2,645 and $460 (unaudited), respectively.

Summarized financial information for B&L is as follows:

	Nine months ended September 30, 2011	Period August 19 through September 30, 2010
		(unaudited)
Sales	$546,395	$79,119
Gross profit	55,869	9,880
Income from operations	33,440	5,344
Net Income	16,843	3,134

September 30, 2011
Current assets	$183,588
Long term assets	160,806
Current Liabilities	79,575
Long-term liabilities	181,118

Net assets .	$83,701

In addition to EMC’s investment in B&L, EMC entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting, and other administrative services for an annual fee of $2,000 and reimbursement of costs incurred by EMC. Selling, general, and administrative expense, net of service fee income, on the statements of operations includes $1,500 and $236 (unaudited) of service fee income related to the services agreement for the nine months ended September 30, 2011 and 2010, respectively.

8. Credit arrangements, long-term debt and capital lease

Credit arrangements, long-term debt and capital lease consisted of the following:

September 30, 2011
$465,000 12.25% EMC Senior Secured Notes, net of discount of $3,161 at September 30, 2011; due January 15, 2015	$461,839
$195,000 ABL Facility, due May 11, 2014	—
$15,000, EM FZE Facility, due May 31, 2012	—
Capital lease	18,345

Total long-term debt and capital lease	480,184
Less: current portion	(351)

Long-term debt and capital lease, less current portion	$479,833

EMC Senior Secured Notes — On December 23, 2009, EMC issued $465,000 aggregate principal amount of 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. In connection with the issuance of the EMC Senior Secured Notes, the Company incurred transaction expenses of $13,311 of which approximately $4,185 was paid as underwriting fees to Jefferies & Company, Inc., a wholly owned subsidiary of Jefferies Group, Inc. Jefferies Group, Inc. has made a substantial investment in and has a substantial, non-voting interest in Fund IV. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, commencing on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption prices, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of the aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions under which the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase.

The indenture governing the EMC Senior Secured Notes contains various covenants that limit the Company’s discretion in the operation of its business. Among other things, it limits the Company’s ability and the ability of its subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans and enter into certain transactions with affiliates. It also places restrictions on the Company’s ability to pay dividends or make certain other restricted payments and its ability or the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets. At September 30, 2011, the Company was in compliance with the affirmative and negative covenants applicable under the EMC Senior Secured Notes.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At September 30, 2011, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

•

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the U.S.; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the U.S. and Canada) and capital stock of EM II LP‘s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP (or such other percentage to the extent necessary not to require the filing with the SEC (or any other governmental agency) of separate financial statements of any such first-tier non-U.S. subsidiary)) now owned or hereafter acquired; and

•	second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts is subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

ABL Facility — On September 2, 2011, the Company entered into a sixth amendment (the “Sixth Amendment) to the ABL Facility among JPMorgan Chase Bank, N.A. and other financial institutions party thereto, EMC, EM Europe, Edgen Murray Canada Inc. (“EM Canada”) and Edgen Murray Pte. Ltd. (“EM Pte”). The Sixth Amendment extended the maturity date of the ABL Facility from May 11, 2012 to May 11, 2014 and increased the aggregate amount available under the ABL Facility from $175,000 to $195,000 (subject to an increase by the Company of up to $25,000 for a total of $220,000), of which:

•	EMC may utilize up to $180,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $60,000;

•	EM Canada may utilize up to $10,000; and

•	EM Pte may utilize up to $15,000

Actual credit availability under the ABL Facility for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Europe, EM Pte and each of the guarantors. Additionally, the common shares of EM Pte and EM FZE secure the portion of the ABL Facility utilized by EM Europe. The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EMGH, PAL, EM Europe, EM Canada and EM Pte.

The ABL Facility contains financial, affirmative and negative covenants. At September 30, 2011, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the ABL Facility.

At September 30, 2011, there were no cash borrowings under the ABL Facility and outstanding letters of credit totaled $47,733. For the nine months ended September 30, 2011, the Company’s weighted-average interest rate paid for indebtedness under the ABL facility was 3.50%.

At September 30, 2011, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of the Company’s Borrowing Base on that date):

	EMC		EM Canada	EM Europe	EM Pte		Total
Total availability	$117,825		$1,871	$22,931	$10,000	(b)	$152,627
Less utilization and reserves	(44,625	)(a)	(75)	(3,058)	(3,159)		(50,917)

Net availability	$73,200		$1,796	$19,873	$6,841		$101,710

(a)	Includes a letter of credit in the amount of $12,000 which supports the local credit facility of EM FZE.
(b)	Subsequent to September 30, 2011, the total availability to EM Pte under the ABL Facility increased to $15,000 in connection with its fulfillment of certain conditions precedent associated with the Sixth Amendment to the ABL Facility.

EM FZE local facility — EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. At September 30, 2011, EM FZE had the ability to borrow up to $12,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign currency exchange contracts, letters of credit, bank guarantees and other permitted indebtedness.

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing London Interbank Offered Rate (LIBOR), plus a margin of 2%. At September 30, 2011, there was approximately $5,782 in letters of credit and bank guarantees issued under the local facility. Availability under the local credit facility was $6,218 at September 30, 2011. For the nine months ended September 30, 2011, the Company’s weighted-average interest rate paid for borrowings and letters of credit under the EM FZE facility was 2.03%.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long-term debt, excluding capital leases, for the years after September 30, 2011, are as follows:

2011 (remaining)	$—
2012	—
2013	—
2014	—
2015	461,839
Thereafter	—

$461,839

Capital lease — On December 16, 2005, EM Europe (formerly Murray International Metals Ltd.) sold land, an office building, and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of 10 years each, unless canceled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires EM Europe to pay customary operating and repair expenses. The carrying value of the leased fixed assets at September 30, 2011, net of accumulated depreciation of $4,299, is $15,585 and is included within property, plant, and equipment — net on the balance sheet. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at September 30, 2011 are as follows:

2011 (remaining)	$535
2012	2,140
2013	2,140
2014	2,140
2015	2,140
2016	2,140
Thereafter	29,602

Total minimum lease payments	40,837
Less amount representing interest	(22,492)

Present value of minimum lease payments	$18,345

At September 30, 2011, the Company has recorded current obligations under the finance lease of $351 and non-current obligations under the finance lease of $17,994. Depreciation expense for the nine months ended September 30, 2011 and 2010 were $628 and $1,166 (unaudited), respectively.

Third party guarantees — In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of its subsidiaries.

As of September 30, 2011, the Company had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $30,946 to third parties to secure payment performance by certain Edgen Murray entities. The outstanding aggregate value of guaranteed commitments at September 30, 2011 was $27,041 for which no commitment extended beyond one year.

At September 30, 2011, the Company had bank guarantees of $540, which have been cash collateralized and included in prepaid expenses and other assets on the consolidated balance sheet.

9. Partners’ (deficit) capital

Common partnership units — A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner of EM II LP (the “General Partner”) participates in the net assets and results of operations of EM II LP based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited partners of EM II LP participate as well. For the General Partner, this ratio was less than 1% at September 30, 2011. Under the EM II LP Partnership Agreement, the General Partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units. No distributions were made for the nine months ended September 30, 2011 and 2010 (unaudited).

Restricted common units — The Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) authorizes the granting of awards to employees of up to 47,154 restricted common limited partnership units. The units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement. Restricted common units vest over various time periods ranging from three to five years depending upon the award, and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be cancelled if employment is terminated before the end of the relevant vesting period. For the nine months ended September 30, 2011, the Company did not grant any restricted units.

Unit options — In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. For the nine months ended September 30, 2011, the Company did not grant any unit options.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company, which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options or restricted units.

10. Unit-based compensation

The Company has plans under which non-vested common limited partnership units and options to purchase the Company’s common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant, but generally vest upon time-based conditions. Upon exercise, unit-based compensation awards are settled with authorized, but unissued common units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Unit-based compensation expense by type:
Unit options	$620	$131
Restricted common units	21	461

Total unit-based compensation expense	641	592
Tax benefit recognized	—	—

Total unit-based compensation expense — net of tax	$641	$592

Unit-based compensation expense is measured at grant date fair value and is amortized to earnings over the requisite service or vesting period, which is generally three or five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit options — Unit options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are recorded at fair value based on the Black-Scholes option pricing model, which incorporates various assumptions including expected life of the option, risk-free interest rates, expected distribution yield of the underlying security, and expected unit price volatility. Unit-based compensation expense is recognized based on the grant date fair value, net of an allowance for estimated forfeitures, on a straight-line basis over the total requisite service period for the award.

Unit option activity — A summary of unit option activity during the nine months ended September 30, 2011 is as follows:

	Number of Options	Weighted-average exercise price per unit	Weighted-average remaining contractual term
Outstanding — January 1, 2011	10,855	$1,000
Granted	—	—
Exercised	—	—
Cancelled or expired	(680)	1,000

Outstanding — September 30, 2011	10,175	$1,000	6.5

Exercisable — September 30, 2011	5,535	$1,000

At September 30, 2011, there was $880 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 0.65 years.

Restricted common unit activity — The following table summarizes restricted common unit activity for the period shown:

	Number of units	Weighted-average grant date fair value
Outstanding — January 1, 2011	1,860	$1,000
Granted	—	—
Vested	(1,693)	1,000
Cancelled	—	—

Outstanding — September 30, 2011	167	$1,000

At September 30, 2011, there was $46 of compensation expense related to non vested restricted common units yet to be recognized over a weighted average period of 0.9 years.

11. Income taxes

EM II LP is a Delaware limited partnership and is not directly subject to U.S. income taxes. However, its subsidiaries operate as corporations or similar entities in various tax jurisdictions throughout the world. Accordingly, current and deferred corporate income taxes have been provided for in the consolidated financial statements of EM II LP.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at September 30, 2011 are as follows:

DEFERRED TAX ASSETS
Deferred compensation	$183
Inventory	2,040
Bad debt allowance	928
Unrealized foreign currency gain/(loss)	64
Net operating loss carryforwards	10,306
Tax credits	693
Sale-leaseback of capital assets	706
Goodwill and other intangible assets	10,213
Basis difference in non-controlled investment	672
Stock based compensation	1,328
Other	142

Gross deferred tax assets	27,275
Less: valuation allowance	(22,701)

Net deferred tax assets	$4,574

DEFERRED TAX LIABILITIES
Inventory	(334)
Acquired customer relationships and tradenames	(6,681)
Basis difference in fixed assets	(498)
Stock based compensation	(511)
Facility fee and debt issue costs	(157)
Accrued bonuses and professional fees	(98)
Other	(775)

Gross deferred tax liabilities	(9,054)

NET DEFERRED TAX ASSET/(LIABILITY)	$(4,480)

Income (loss) from continuing operations for each jurisdiction follows:

	2011	2010
		(unaudited)
United States	$(26,134)	$(98,953)
Foreign	11,300	(9,366)

Total	$(14,834)	$(108,319)

Components of income tax (benefit) expense are as follows:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Current:
United States	$13	$(19,721)
Foreign	4,380	(2,095)

	$4,393	$(21,816)
Deferred:
United States	$932	$(267)
Foreign	(2,010)	997

	(1,078)	730

Total	$3,315	$(21,086)

For the period ending September 30, 2011 and 2010, the Company made payments related to income taxes totaling $1,676 and $1,541 (unaudited), respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	Nine months ended September 30,
	2011		2010
			(unaudited)
U.S. federal income tax benefit at statutory rate	$(5,192)	-35%	$(37,912)	-35%
Differences in foreign income tax rates	(1,977)	-13%	(351)	—
State income taxes — net of U.S. federal income tax benefit	79	1%	732	1%
Change in income tax rates	(346)	-2%	(175)	—
Goodwill impairment	—	—	10,341	9%
Full valuation allowance	9,827	65%	5,387	5%
Nondeductible expenses distributed to partners	25	—	1	—
Nondeductible expenses and other	899	6%	891	1%

Total provision for income taxes	$3,315	22%	$(21,086)	-19%

The following table sets forth the Company’s income tax expense (benefit):

	Nine months ended September 30,
	2011	2010
		(unaudited)
Loss before income tax expense (benefit)	$(14,834)	$(108,319)
Income tax expense (benefit)	3,315	(21,086)
Effective tax rate	22.3%	19.5%

The income tax expense for the nine months ended September 30, 2011 and the income tax benefit for the nine months ended September 30, 2010 reflect taxable income from non-U.S. operations at an estimated annual effective tax rate of approximately 25.1% and 19.1% (unaudited), respectively. In 2010, the income tax benefit reflects the taxable loss at an estimated annual effective tax rate which was composed of operating losses in higher income tax jurisdictions primarily in the U.S., partially offset by taxable income in lower or no income tax jurisdictions including the U.K., Singapore and UAE.

A full valuation allowance has been established against any tax benefits related to taxable losses generated by the Company’s U.S. operations. As a result, any tax benefits from the Company’s U.S. operations were excluded in deriving the Company’s estimated annual effective tax rate.

At September 30, 2011, a valuation allowance of $22,701 was recorded against deferred tax assets and net operating loss carryforwards. The valuation allowance increased $11,209 and $8,997 (unaudited) during the nine months ended September 30, 2011 and 2010, respectively. The estimated future U.S. taxable income may limit our ability to recover the net deferred tax assets and also limit our ability to utilize the net operating losses (“NOLs”) during the respective carryforward periods. Additionally, statutory restrictions limit the ability to recover the NOLs via a carryback claim. The NOLs are scheduled to expire beginning in 2024 through 2031.

The following is a summary of activity related to uncertain tax positions:

Balance, January 1, 2011	$1,046
Increase in existing uncertain tax position	861
Effects of foreign currency translation	(12)

Balance, September 30, 2011	$1,895

The uncertain tax position recognized by the Company at September 30, 2011 relates to tax years for which a tax return has not yet been filed with the relevant tax authority. Accordingly, no interest and/or penalties have been recorded related to this uncertain tax position. If the Company and its subsidiaries incur any penalties on underpayment of taxes, the amounts would be included in other current liabilities on the consolidated balance sheet and other income (expense), net on the consolidated statement of operations. The interest related to this reserve would be accrued at the Internal Revenue Service or other tax jurisdiction applicable rate and included in accrued interest payable on the Company’s consolidated balance sheet and included in interest expense — net on the consolidated statement of operations.

At September 30, 2011, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the U.S. or if the Company determines that the earnings will be remitted, additional tax provisions may be required.

The Company, as a reporting entity and not a taxpaying entity, is not subject to the general statute of limitations period for assessment of tax. The Company’s subsidiaries have open tax years as follows:

Jurisdiction	Tax years open for assessment
Federal	2007 - 2010
Various States	2005 - 2010
Various Foreign	2004 - 2010

12. Commitments and contingencies

Operating leases — Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to nine years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $3,879 and $2,935 (unaudited) for the nine months ended September 30, 2011 and 2010, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years as of September 30, 2011, are:

2011 (remaining)	$1,328
2012	3,835
2013	2,829
2014	1,969
2015	1,073
Thereafter	879

Total	$11,913

Employment agreements — In the ordinary course of business, the Company has entered into employment agreements with certain executives. Among other things, the employment agreements provide for minimum salary levels, incentive bonuses, and other compensation. Employment agreement terms also include payments to the executive in the event of termination of employment. The payments, among other things, may include cash severance, continuation of medical and other insurance benefits, and acceleration of the vesting of certain equity-based awards, depending on, among other factors, the circumstances surrounding termination.

Legal proceedings — The Company is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material effect on the Company’s consolidated financial position, results of operations and/or cash flows.

On April 1, 2011, a customer notified the Company that it intends to pursue its remedies under the warranty provisions contained in the customer’s purchase order contract due to certain alleged manufacturing defects with products sold by the Company. The Company has evaluated the information provided by the customer and believes it has various defenses to the customer’s potential claim. Should this claim result in the recording of a liability, the Company believes the range of loss would be approximately $0 to $1,500. The Company has not accrued an amount related to this matter as of September 30, 2011.

Related to this claim, the customer has withheld payment of certain receivables due to the Company in the amount of approximately $955. Although the Company believes that these receivables will be collected upon resolution of the matter, due to the uncertainty of collectability as a result of the outstanding warranty claim, the Company fully reserved for these receivables in the three months ended September 30, 2011.

The Company believes amounts paid to the customer, if any, will be recoverable from the original supplier of the products and believes the ultimate resolution of these matters will not have a material effect on the consolidated financial statements. There can be no assurance that the Company’s losses related to the claim will not exceed the Company’s estimated range of loss, that the Company will be able to recover any or all of the receivables owed to it by the customer, or that the Company will be able to recover any amounts from the original supplier of the products related to these matters.

13. Concentration of risks

For the nine months ended September 30, 2011 and 2010, the Company’s 10 largest customers and 10 largest vendors represented the following percentages of sales product purchases:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Top 10 customers as a percentage of sales	33%	25%
Top 10 suppliers as a percentage of product purchases	53%	43%

No one customer accounted for more than 10% of the Company’s sales in any of the periods presented. The largest vendor accounted for approximately 11% of the Company’s purchases for nine months ended September 30, 2011 and did not exceed 10% (unaudited) for the nine months ended September 30, 2010.

During the nine months ended September 30, 2011 and 2010, the Company derived the following percentage of total sales from customers in the oil and gas industry:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Percentage of sales derived from the oil & gas industry	85%	71%

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

14. Segment and geographic area information

Since January 1, 2008, the Company has managed its operations in two geographic markets — the Western Hemisphere and the Eastern Hemisphere. Effective January 1, 2011, the Company aligned its finance and accounting function to support these two geographic markets and concluded that each of the two geographic markets meets the definition of a reportable segment based on the financial information used by the Company’s chief operating decision maker, the Company’s Chief Executive Officer. Within each geographical market, the Company’s operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments. Prior to January 1, 2011, the Company had four reportable segments which were primarily determined based upon the geographic locations of the Company’s operations.

The Western Hemisphere distributes specialty steel pipe, pipe components, valves, high-grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. The Western Hemisphere also distributes valves and actuation packages. The Western Hemisphere is headquartered in Houston, Texas, and markets products to customers primarily in the U.S., Canada, and Latin America.

The Eastern Hemisphere distributes high-grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The Eastern Hemisphere’s primary operations are located in Newbridge (Scotland), Singapore, and Dubai (United Arab Emirates (UAE)). The Eastern Hemisphere also markets products through divisional offices in Darlington (England), London (England), Mumbai (India), and Gurgaon (India), and has representative offices in Perth (Australia), Shanghai (China), Paris (France) and Jakarta (Indonesia). A Bahraini joint venture operates in Saudi Arabia and serves the Saudi market.

Certain expenses of EM II LP, other non-trading expenses, and certain assets and liabilities, such as certain intangible assets, are not allocated to the segments, but are included in General Company expenses. The accounting policies of the reportable segments are the same as those of the Company. The Company evaluates performance based on Company-wide income or loss from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management. The following tables present the financial information for each reportable segment. The prior period segment financial information has been recast to conform with the Company’s change in segments effective January 1, 2011.

	Nine months ended September 30,
	2011	2010
		(unaudited)
Sales:
Western Hemisphere	$415,015	$284,142
Eastern Hemisphere	248,353	172,715
Intersegment sales	(10,419)	(2,439)

	$652,949	$454,418

Intersegment sales:
Western Hemisphere	$6,774	$1,250
Eastern Hemisphere	3,645	1,189

	$10,419	$2,439

Income (loss) from operations:
Western Hemisphere	$12,836	$(58,693)
Eastern Hemisphere	27,200	16,614
General Company	(11,452)	(18,790)

	$28,584	$(60,869)

External net sales by geographic location:
United States	$392,305	$275,924
Canada	15,936	6,968
United Kingdom	152,355	88,076
Singapore	43,214	58,761
UAE	49,139	24,689

	$652,949	$454,418

Capital expenditures:
Western Hemisphere	$316	$326
Eastern Hemisphere	246	13,193

	$562	$13,519

Depreciation and amortization:
Western Hemisphere	$8,515	$8,602
Eastern Hemisphere	1,854	1,209
General Company	5,522	5,246

	$15,891	$15,057

September 30, 2011
Total assets:
Western Hemisphere	$260,991
Eastern Hemisphere	181,755
General Company	39,016

$481,762

Total assets by geographic location:
United States	257,295
Canada	3,696
United Kingdom	93,881
Singapore	50,540
UAE	37,334
General Company	39,016

$481,762

15. Derivatives and other financial instruments

Treasury policy and risk management — Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk, and interest rate risk. These risks are closely monitored and evaluated by management, including the Chief Financial Officer, the Treasurer and respective local accounting management for all Company locations. The Company enters into derivative financial instruments to manage certain exposures to these risks. The Company does not enter into any derivative instruments for trading or other speculative purposes. The Company’s derivative policy requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

Currency exchange rate risk — The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in its forecasted transactions denominated in foreign currencies. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in other comprehensive income (loss) in the consolidated statements of (deficit) capital and comprehensive income (loss). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations, which generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations.

Transactions hedged include forecasted purchase commitments. At September 30, 2011, there were no derivatives designated as hedges outstanding or deferred gains or losses in other comprehensive income. The total notional amount of outstanding forward contracts not designated as hedging instruments at September 30, 2011 was $43,890. The following table discloses the recognized losses on the Company’s consolidated balance sheet associated with forward contracts not designated as hedging instruments:

Derivatives not designated as hedging instruments:	September 30, 2011
Classified in prepaid expenses and other current assets	$165
Classified in accrued expenses and other current liabilities	(804)

$(639)

The following table discloses the impact on the Company’s consolidated statements of operations of derivative instruments not designated as hedging instruments for the nine months ended September 30, 2011 and 2010:

		Nine months ended September 30,
Derivatives not designated as hedging instruments:	Location of loss (gain) recognized in operations	2011	2010
			(unaudited)
Forward contracts	Selling, general and administrative expense, net of service fee income	$1,193	$(566)

At September 30, 2011, the cumulative effect of currency translation adjustments was a loss of $25,171 and is included within total deficit on the consolidated balance sheet. Currency translation adjustments are the result of the translation of the Company’s foreign subsidiaries’ financial statements that have a functional currency other than the U.S. Dollar.

Interest rate risk — The Company’s variable interest rate risk is limited to the ABL Facility cash borrowings which are subject to interest rates that fluctuate with market rates. This risk is partially mitigated due to the short-term nature of borrowings under the ABL Facility. At September 30, 2011, there were no outstanding cash borrowings under the ABL Facility and there were no interest rate derivatives outstanding.

Credit risk — By using derivative instruments to manage its risk exposure, the Company is subject to credit risk on those derivative instruments. Credit risk arises from the potential failure of the counterparty to perform under the terms of the derivative instrument. The Company limits this risk by entering into derivative instruments with counterparties which are banks with high credit ratings assigned by international credit rating agencies.

16. Fair value measurements and financial instruments

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements.

The Company’s financial assets and financial liabilities that were accounted for at fair value on a recurring basis are shown in the table below:

	At September 30, 2011
	Level 1	Level 2	Level 3	Total
Financial assets:
Forward contracts	$—	$165	$—	$165

Financial liabilities:
Forward contracts	$—	$(804)	$—	$(804)

Forward contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

The comparison of carrying value and fair value of the EMC Senior Secured Notes is presented below:

	At September 30, 2011
	Carrying Value	Estimated Fair Value
EMC Senior Secured Notes	$461,839	$409,200

The fair value of the EMC Senior Secured Notes, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. The fair value amount shown is not necessarily indicative of the amount that the Company would realize upon disposition, nor does it indicate the Company’s intent or ability to dispose of the financial instrument.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values due to their short term nature.

17. Employee benefit plans

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location. The Company has two primary plans which provide benefits to employees based in the U.S. (“U.S. Benefit Plan”) and the U.K. (the “U.K. Benefit Plan”). The U.K. Benefit Plan is a money purchase plan, and benefits at retirement are dependent upon the level of contributions paid, the investment return achieved, the charges deducted from the fund, and the cost of buying a pension at retirement. Both the U.S. and U.K. Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employee’s salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary.

U.S. employees — The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees’ compensation. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $389 to this plan for the nine months ended September 30, 2011.

United Kingdom employees — The Company maintains a money purchase plan for its employees in the U.K. whereby benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Company contributions to the U.K. Benefit Plan were $402 for the nine months ended September 30, 2011.

The Company also maintains certain smaller defined contribution plans for employees of other countries, and recognizes contribution expense to those plans in the period incurred.

18. Related-party transactions

In connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a customer of EM II LP purchased approximately 14%, on a fully-diluted ownership basis, of the EM II LP common units. There was no direct or indirect investment in the Company prior to May 11, 2007. For the nine months ended September 30, 2011 and 2010, the Company had sales to this customer of $34,638 and $12,002 (unaudited), respectively. At September 30, 2011, the Company had $12,572 of accounts receivable from this customer included in its consolidated balance sheet.

The Company made payments to JCP for reimbursement of certain expenses incurred while monitoring its investment in EM II LP as follows:

	Nine months ended September 30,
	2011	2010
		(unaudited)
Payments to JCP	$64	$60

B&L acquired certain assets, working capital, and other contractual liabilities of Bourland & Leverich Holding Company and Subsidiaries on August 19, 2010. In connection with the acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in B&L. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as non-executive chairman of the board of directors of B&L. B&L is controlled by JCP. In addition, certain JCP employees, who serve as directors of the general partner of EM II LP, serve on the board of directors of B&L.

EMC entered into a service fee agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services, for a $2,000 annual fee and reimbursement of administrative expenses. Selling, general, and administrative expense, net of service fee income, on the consolidated statements of operations includes $1,500 and $236 (unaudited) for the nine months ended September 30, 2011 and the period from August 19, 2010 to September 30, 2010, respectively. Reimbursable administrative expenses paid by the Company on behalf of B&L, which are reimbursed by B&L, were $424 and $54 (unaudited) in the nine months ended September 30, 2011 and the period August 19 through September 30, 2010, respectively.

In the normal course of business, the Company purchased $62 of products from B&L during the nine months ended September 30, 2011. There were no purchases of product from B&L made by the Company in the period August 19, 2010, to September 30, 2010 (unaudited). At September 30, 2011, the Company had a $203 account receivable from B&L included in accounts receivable on its consolidated balance sheet.

In August 2010, B&L granted equity awards to the Company’s chief executive officer, who serves as a board member of B&L, and to certain Company employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B units all of which vest over a five-year period (unaudited). Selling, general and administrative expense, net of service fee income for the nine months ended September 30, includes $381 of compensation expense related to the B&L equity awards. There was no compensation expense recorded for the period August 19, 2010 to September 31, 2010.

19. Subsequent event

The Company evaluated for subsequent events through the date these consolidated financial statements and the related notes to the financial statements were issued and concluded that there were no significant subsequent events requiring recognition or disclosure.

20. Condensed Consolidating Financial Information

In connection with the issuance of the EMC Senior Secured Notes by EMC (“Issuer” in the tables below), a 100%-owned U.S. subsidiary of EM II LP (“Parent” in the tables below), issued a full and unconditional guarantee of the EMC Senior Secured Notes. The term “Issuer” excludes EMC’s non-U.S. subsidiary, Edgen Murray Canada (“EM Canada”). EMC is EM II LP’s only U.S. subsidiary. EM II LP’s non-U.S. subsidiaries, including EMGH Limited and its subsidiaries, and EMC’s non-U.S. subsidiary, EM Canada, have not issued guarantees for the EMC Senior Secured Notes and are referred to as the Non-guarantor subsidiaries in the condensed consolidating financial information presented below.

The following tables present the condensed consolidating financial information for Parent, Issuer and the Non-guarantor subsidiaries as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany sales and expenses.

Condensed consolidating balance sheet

	September 30, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS:
Cash and cash equivalents	$—	$—	$11,906	$—	$11,906
Accounts receivable — net	—	93,567	62,950	—	156,517
Intercompany accounts receivable	—	8,340	97	(8,437)	—
Inventory	—	109,634	70,284	—	179,918
Income tax receivable	—	1,164	188	—	1,352
Prepaid expenses and other current assets	—	4,492	3,116	—	7,608
Affiliated interest receivable	—	2,254	—	(2,254)	—
Deferred tax asset — net	—	—	177	—	177

Total current assets	—	219,451	148,718	(10,691)	357,478
Property, plant and equipment, net	—	10,042	36,221	—	46,263
Distributions in excess of earnings and investment in subsidiaries	(145,623)	609	—	145,014	—
Goodwill	—	—	23,058	—	23,058
Other intangible assets, net	—	13,404	15,949	—	29,353
Other assets	—	12,368	970	—	13,338
Intercompany long-term notes receivable	—	84,855	—	(84,855)	—
Investment in unconsolidated affiliate	—	12,272	—	—	12,272

Total assets	$(145,623)	$353,001	$224,916	$49,468	$481,762

LIABILITIES AND (DEFICIT) CAPITAL:
Accounts payable	$—	$72,005	$37,970	$—	$109,975
Intercompany accounts payable	—	7	5,661	(5,668)	—
Other current liabilities	—	25,657	11,476	(2,238)	34,895

Total current liabilities	—	97,669	55,107	(7,906)	144,870
Deferred tax liability, net	—	932	3,750	—	4,682
Other long-term liabilities	2,787	110	677	(2,787)	787
Long-term debt and capital lease	—	461,839	102,849	(84,855)	479,833

Total liabilities	2,787	560,550	162,383	(95,548)	630,172

Total (deficit) capital	(148,410)	(207,549)	62,533	145,016	(148,410)

Total liabilities and (deficit) capital	$(145,623)	$353,001	$224,916	$49,468	$481,762

	For the nine months ended September 30, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
SALES	$—	$399,080	$264,288	$(10,419)	$652,949
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	—	347,599	215,872	(10,419)	553,052
Selling, general and administrative expense, net of service fee income	64	36,138	19,220	—	55,422
Depreciation and amortization expense	—	8,348	7,543	—	15,891

Total operating expenses	64	392,085	242,635	(10,419)	624,365

(LOSS) INCOME FROM OPERATIONS	(64)	6,995	21,653	—	28,584
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	—	2,645	—	—	2,645
Other income (expense) — net	—	1,069	393	(9)	1,453
Interest expense — net	—	(36,771)	(10,745)	—	(47,516)
Equity in (losses) earnings of subsidiaries	(18,085)	(572)	—	18,657	—

(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(18,149)	(26,634)	11,301	18,648	(14,834)
INCOME TAX EXPENSE	—	945	2,370	—	3,315

NET (LOSS) INCOME	(18,149)	(27,579)	8,931	18,648	(18,149)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	226	—	—	—	226

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(18,375)	$(27,579)	$8,931	$18,648	$(18,375)

	For the nine months ended September 30, 2010 (unaudited)
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
SALES	$—	$277,174	$179,683	$(2,439)	$454,418
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown below)	—	244,232	145,113	(2,439)	386,906
Selling, general and administrative expense, net of service fee income	25	32,742	17,752	—	50,519
Depreciation and amortization expense	—	8,510	6,547	—	15,057
Impairment of goodwill	—	54,539	8,266	—	62,805

Total operating expenses	25	340,023	177,678	(2,439)	515,287

(LOSS) INCOME FROM OPERATIONS	(25)	(62,849)	2,005	—	(60,869)
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliate	—	460	—	—	460
Other income (expense) — net	—	452	(209)	—	243
Interest expense — net	—	(36,982)	(11,171)	—	(48,153)
Equity in (losses) earnings of subsidiaries	(87,208)	(1,687)	—	88,895	—

(LOSS) INCOME BEFORE INCOME TAX BENEFIT	(87,233)	(100,606)	(9,375)	88,895	(108,319)
INCOME TAX BENEFIT	—	(19,988)	(1,098)	—	(21,086)

NET (LOSS) INCOME	(87,233)	(80,618)	(8,277)	88,895	(87,233)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	30	—	—	—	30

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(87,263)	$(80,618)	$(8,277)	$88,895	$(87,263)

Condensed consolidating statements of cash flows

	For the nine months ended September 30, 2011
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash used in operating activities	$—	$(44,928)	$(10,130)	$—	$(55,058)

Cash flows from investing activities:
Purchases of property, plant, and equipment	—	(316)	(2,094)	—	(2,410)
Proceeds from sale of property, plant, and equipment	—	—	6,276	—	6,276

Net cash (used in) provided by investing activities	—	(316)	4,182	—	3,866

Cash flows from financing activities:
Deferred financing costs	—	(765)	(544)	—	(1,309)
Principal payments of long-term debt and capital lease	—	—	(297)	—	(297)
Proceeds from ABL Facility	—	56,412	—	—	56,412
Payments to ABL Facility	—	(56,412)	—	—	(56,412)
Proceeds (payments) for intercompany loans	—	11,000	(11,000)	—	—
Managed cash overdraft	—	2,510	338	—	2,848

Net cash provided by (used in) financing activities	—	12,745	(11,503)	—	1,242

Effect of exchange rate changes on cash	—	91	(713)	—	(622)

Net change in cash and cash equivalents	—	(32,408)	(18,164)	—	(50,572)
Cash and cash equivalents at beginning period	—	32,408	30,070	—	62,478

Cash and cash equivalents at end of period	$—	$—	$11,906	$—	$11,906

	For the nine months ended September 30, 2010 (unaudited)
	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$—	$1,012	$1,683	$(1,000)	$1,695

Cash flows from investing activities:
Purchase of PetroSteel business — net of cash acquired	—	(4,000)	—	—	(4,000)
Purchases of property, plant, and equipment	—	(316)	(9,259)	—	(9,575)
Investment in unconsolidated affiliate	—	(10,000)	—	—	(10,000)
Proceeds from sale of property, plant, and equipment	—	215	110	—	325

Net cash used in investing activities	—	(14,101)	(9,149)	—	(23,250)

Cash flows from financing activities:
Deferred financing costs	—	(1,097)	—	—	(1,097)
Principal payments of long-term debt and capital lease	—	(4,000)	(1,221)	1,000	(4,221)
Proceeds from ABL Facility	—	12,538	—	—	12,538
Payments to ABL Facility	—	(12,538)	—	—	(12,538)
Proceeds (payments) for intercompany loans	—	5,000	(5,000)	—	—
Managed cash overdraft	—	(190)	163	—	(27)

Net cash (used in) provided by financing activities	—	(287)	(6,058)	1,000	(5,345)

Effect of exchange rate changes on cash	—	(53)	(130)	—	(183)

Net change in cash and cash equivalents	—	(13,429)	(13,654)	—	(27,083)
Cash and cash equivalents at beginning period	—	29,860	35,873	—	65,733

Cash and cash equivalents at end of period	$—	$16,431	$22,219	$—	$38,650

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Edgen Murrary II, L.P.

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murrary II, L.P. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, partners’ (deficit) capital and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in Note 14. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, before the effects of the adjustments to retrospectively reflect the change in reportable segments described in Note 14 present fairly, in all material respects, the financial position of Edgen Murray II, L.P. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in reportable segments described in Note 14 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP
New Orleans, Louisiana

March 24, 2011

Edgen Murray II, L.P. and subsidiaries

Consolidated balance sheets

December 31, 2010 and 2009

(In thousands)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,478	$65,733
Accounts receivable – net of allowance for doubtful accounts of $1,725 and $2,628, respectively	104,831	108,006
Inventory	128,482	155,555
Income tax receivable	19,595	21,840
Prepaid expenses and other current assets	6,039	10,189
Deferred tax asset – net	35	2,833
Asset held for sale	5,224	—

Total current assets	326,684	364,156

PROPERTY, PLANT, AND EQUIPMENT – Net	49,287	43,342
GOODWILL	22,912	83,280
OTHER INTANGIBLE ASSETS	40,766	57,286
OTHER ASSETS	812	190
DEFERRED TAX ASSET – Net	38	20
DEFERRED FINANCING COSTS	12,678	15,186
INVESTMENT IN UNCONSOLIDATED AFFILIATE	10,843	—

TOTAL	$464,020	$563,460

LIABILITIES AND PARTNERS’ DEFICIT
CURRENT LIABILITIES:
Managed cash overdrafts and short-term loans	$2	$2
Accounts payable	68,812	64,332
Accrued expenses and other current liabilities	10,140	20,875
Income tax payable	2,046	2,275
Deferred revenue	2,304	6,091
Accrued interest payable	26,340	2,617
Deferred tax liability – net	38	—
Current portion of capital lease	318	303
Current portion of long-term debt	—	4,916

Total current liabilities	110,000	101,411

DEFERRED TAX LIABILITY – Net	5,470	13,045
OTHER LONG-TERM LIABILITIES	319	499
CAPITAL LEASE	18,201	17,646
LONG-TERM DEBT	461,292	460,638

Total liabilities	595,282	593,239

COMMITMENTS AND CONTINGENCIES
DEFICIT:
General partner	1	1
Limited partners	(131,305)	(29,780)
Non-controlling interest	42	—

Total deficit	(131,262)	(29,779)

TOTAL	$464,020	$563,460

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of operations

For the years ended December 31, 2010, 2009, and 2008

(In thousands)

	2010	2009	2008
SALES	$627,713	$773,323	$1,265,615
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	536,807	672,595	997,940
Selling, general, and administrative expense	65,256	70,693	90,823
Depreciation and amortization expense	20,269	20,136	22,559
Impairment of goodwill	62,805	—	—

Total operating expenses	685,137	763,424	1,111,322

(LOSS) INCOME FROM OPERATIONS	(57,424)	9,899	154,293
OTHER INCOME (EXPENSE):
Equity in earnings of unconsolidated affiliates	1,029	—	—
Other income (expense) – net	190	1,447	(902)
Loss on prepayment of debt	—	(7,523)	—
Interest expense – net	(64,208)	(47,085)	(45,040)

(LOSS) INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(120,413)	(43,262)	108,351
INCOME TAX (BENEFIT) EXPENSE	(22,125)	(22,373)	35,124

NET (LOSS) INCOME	(98,288)	(20,889)	73,227
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	14	—	—

NET (LOSS) INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$(98,302)	$(20,889)	$73,227

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of partners’ (deficit) capital and comprehensive income (loss)

For the years ended December 31, 2010, 2009, and 2008

(In thousands, except unit data)

	Number of units
	Common general partnership interests	Common limited partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total	Non-controlling interest	Total
BALANCE – January 1, 2008	1	209,827	$(64,899)	$(3,587)	$(68,486)	$—	$(68,486)
Net income	—	—	73,227		73,227	—	73,227
Other comprehensive income –
Unrealized losses on foreign currency exchange contracts – net of tax	—	—	—	(1,947)	(1,947)	—	(1,947)
Unrealized losses on interest rate derivatives – net of tax	—	—	—	(4,197)	(4,197)	—	(4,197)
Foreign translation adjustments	—	—	—	(37,322)	(37,322)	—	(37,322)

Comprehensive income	—	—	—	—	29,761	—
Forfeiture of non-vested restricted units	—	(29)	—	—		—
Amortization of restricted common units	—	—	1,176	—	1,176	—	1,176
Amortization of unit options	—	—	1,010	—	1,010	—	1,010

BALANCE – December 31, 2008	1	209,798	$10,514	$(47,053)	$(36,539)	$—	$(36,539)
Net loss	—	—	(20,889)	—	(20,889)	—	(20,889)
Other comprehensive income –
Unrealized gains on foreign currency exchange contracts – net of tax	—	—	—	1,474	1,474	—	1,474
Unrealized gains on interest rate derivatives – net of tax	—	—	—	10,589	10,589	—	10,589
Foreign translation adjustments	—	—	—	13,521	13,521	—	13,521

Comprehensive income	—	—	—	—	4,695
Forfeiture of non-vested restricted units	—	(200)	—	—	—	—	—
Amortization of restricted common units	—	—	1,061	—	1,061	—	1,061
Amortization of unit options	—	—	1,004	—	1,004	—	1,004

BALANCE – December 31, 2009	1	209,598	$(8,310)	$(21,469)	$(29,779)	$—	$(29,779)

(Continued)

	Number of units
	Common general partnership interests	Common limited partnership interests	Common partnership interests	Accumulated other comprehensive income (loss)	Total	Non-controlling interest	Total
Net income (loss)	—	—	(98,288)	—	(98,288)	(14)	(98,302)
Other comprehensive loss –
Foreign translation adjustments	—	—	—	(4,062)	(4,062)	—	(4,062)

Comprehensive loss	—	—	—	—	(102,350)
Contributions to non-controlling interest	—	—	—	—	—	56	56
Forfeiture of non-vested restricted units	—	(355)	—	—	—	—	—
Issuance of restricted common units	—	250	—	—	—	—	—
Amortization of restricted common units	—	—	493	—	493		493
Amortization of unit options	—	—	332	—	332	—	332

BALANCE – December 31, 2010	1	209,493	$(105,773)	$(25,531)	$(131,304)	$42	$(131,262)

See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2010, 2009, and 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(98,288)	$(20,889)	$73,227
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,269	20,136	22,559
Amortization of deferred financing costs	3,684	2,372	2,507
Impairment of goodwill	62,805	—	—
Equity in earnings of unconsolidated affiliate	(1,029)	—	—
Amortization of discount on long-term debt	654	14	—
Noncash accrual of interest on note payable	—	363	343
Loss on prepayment of debt	—	7,523	—
Unit-based compensation expense	825	2,065	2,186
Provision for doubtful accounts	126	1,632	1,951
Provision for inventory allowances and writedowns	2,515	24,175	—
Deferred income tax benefit	(5,022)	(9,470)	(1,353)
Loss on foreign currency transactions	1,559	853	2,810
Loss (gain) on derivative instruments	—	7,264	(256)
Gain on sale of property, plant, and equipment	(357)	(22)	(91)
Changes in operating assets and liabilities:
Accounts receivable	1,977	98,245	(36,983)
Inventory	23,399	104,239	(66,357)
Income tax receivable	2,187	(21,225)	4,948
Prepaid expenses and other current assets	3,493	7,010	(12,700)
Accounts payable	2,965	(92,224)	24,106
Accrued expenses and other current liabilities and deferred revenue	7,038	(12,023)	12,563
Income tax payable	380	(27,199)	24,071
Other	1,029	(969)	303

Net cash provided by operating activities	30,209	91,870	53,834

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in unconsolidated affiliate	(10,000)	—	—
Purchase of PetroSteel business – net of cash acquired	(4,000)	(4,000)	(4,000)
Purchases of property, plant, and equipment	(13,999)	(4,140)	(8,440)
Proceeds from the sale of property, plant, and equipment	1,170	176	119

Net cash used in investing activities	(26,829)	(7,964)	(12,321)

(Continued)

Edgen Murray II, L.P. and subsidiaries

Consolidated statements of cash flows

For the years ended December 31, 2010, 2009, and 2008

(In thousands)

	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	$—	$460,624	$—
Deferred financing costs and financing advisory fees paid	(1,209)	(13,311)	(449)
Principal payments on notes payable and long-term debt, including prepayment fees	(4,315)	(493,916)	(4,547)
Proceeds from Asset Based Loan (“ABL”) Facility	12,760	187,732	308,893
Payments to ABL Facility	(12,760)	(192,025)	(355,340)
(Decrease) increase in managed cash overdraft and short-term loans	(56)	(8,976)	9,081

Net cash used in financing activities	(5,580)	(59,872)	(42,362)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(1,055)	(9)	(5,900)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,255)	24,025	(6,749)
CASH AND CASH EQUIVALENTS – Beginning of year	65,733	41,708	48,457

CASH AND CASH EQUIVALENTS – End of year	$62,478	$65,733	$41,708

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION – Cash paid and received for:
Interest	$35,795	$36,665	$42,640

Income taxes	$2,085	$36,891	$11,853

Income tax refunds	$21,975	$1,367	$4,951

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$2,109	$754	$1,280

Issuance of Edgen Murray II, L.P. restricted common units	$78	$—	$—

Distributions from unconsolidated affiliate	$186	$—	$—

(Concluded) See notes to consolidated financial statements.

Edgen Murray II, L.P. and subsidiaries

Notes to consolidated financial statements

(In thousands, except per unit data and number of units)

1. Organization and summary of significant accounting policies

Description of Operations—Edgen Murray II, L.P. (“EM II LP”), through its subsidiaries, has operations in North and South America, the U.K., Singapore and the United Arab Emirates (“UAE”), and sales or representative offices in Australia, Brazil, China, India, Indonesia, and France. The Company is headquartered in Baton Rouge, Louisiana. References to the “Company” include EM II LP and its subsidiaries.

The Company is a global industrial distributor of specialty steel products primarily to the oil and gas, power, petrochemical and civil construction markets. The Company’s product catalog consists of pipes, plate and sections, including highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions, including high pressure, load bearing, compression and extreme temperature environments, and to withstand the effects of corrosive or abrasive materials. The Company’s customers include engineering, procurement and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, hydrocarbon, nuclear and renewable power generation companies, utilities, civil construction contractors and municipality and transportation authorities.

Organization—EM II LP is a Delaware limited partnership formed on April 3, 2007, by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”), to acquire the common shares of the operating subsidiaries of Edgen/Murray, L.P., the Company’s predecessor, which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of Edgen Murray Corporation (“EMC”) management. On May 11, 2007; institutional investors and existing management invested in EM II LP which then acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction.” Jefferies Capital Partners (“JCP”) has controlled EM II LP and its predecessor, Edgen/Murray LP since the acquisition of Edgen Corporation on February 1, 2005.

Significant accounting policies:

Basis of presentation—The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the U.S. (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (“ASC”) 105. The consolidated financial statements include the accounts of EM II LP and its wholly owned subsidiaries. The Company’s subsidiary, EM FZE, has a 70% ownership in a Bahraini joint venture which operates in Saudi Arabia and which is consolidated; the remaining 30% ownership is presented as a non-controlling interest in the consolidated financial statements.

At the Recapitalization Transaction date, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of JCP, the acquisition of the principal assets of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP was recorded as a distribution in the statements of partners’ (deficit) capital and comprehensive income (loss) in 2007. All intercompany transactions have been eliminated in consolidation.

Use of estimates—The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash equivalents—The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts receivable—Customer accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory—Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving or defective items. As a result of deteriorated market conditions in its industry, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $248 and $22,464, respectively, to cost of sales (excluding depreciation and amortization) in the statement of operations for the years ended December 31, 2010 and 2009.

Property, plant, and equipment—Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, two to 10 years for equipment and computers, and 10 to 50 years for buildings and land improvements. Construction in process (“CIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on CIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Asset held for sale—Assets held for sale are recorded at the lower of their net carrying value less costs to sell or fair market value. As of December 31, 2010, the Company had moved its Singapore operations into its new facility and the former facility was available for sale with a firm commitment to sell the facility in January 2011. The asset was sold in January 2011 for $6,329 and the Company recognized a gain of $980 subsequent to December 31, 2010. During 2010, the Company also sold a facility in Florida for $1,020 and a gain of $75 was recognized and is included within the consolidated statements of operations for the year ended December 31, 2010.

Capitalized software costs—Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases—The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future finance lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and other intangible assets—Goodwill represents the purchase price the Company paid to acquire a company in excess of the estimated fair value of tangible assets and identifiable intangible assets acquired minus the fair market value of liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, and 1 to 6 years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amounts to the fair value of the individual assets.

At December 31, 2010, the Company’s goodwill balance is attributable to its U.K. and Singapore reporting units which is included within General Company for segment reporting purposes. As of January 1, 2011, the Company performed its annual goodwill impairment test, which requires comparison of the estimated fair value to the book value including goodwill. The annual goodwill impairment test supported that the fair value of the U.K. and Singapore reporting units exceeded the carrying value by at least 30% and that the goodwill on the Company’s consolidated balance sheet at that date was not impaired.

In connection with the preparation of financial information and management’s conclusion that the revised operating forecasts constituted an interim impairment indicator, the Company performed an interim goodwill impairment analysis at June 30, 2010 using a methodology consistent with its annual impairment test. As a result of the impairment analysis, a goodwill impairment charge of $62,805 was recorded and is included in the consolidated statement of operations for the year ended December 31, 2010. The goodwill impairment recorded at June 30, 2010 was considered to be a triggering event for further impairment analysis related to the Company’s tradename intangible asset. No impairment of the tradenames was recorded as the fair value of the assets exceeded their carrying amounts at June 30, 2010 and for the remainder of 2010 (see Notes 4 and 14).

Impairment of long-lived assets—The Company assesses the impairment of long-lived assets, including property, plant, and equipment and long-lived intangible assets associated with noncompetition agreements and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

In connection with the preparation of financial information in the second quarter 2010 and management’s conclusion that the revised operating forecasts constituted an interim impairment indicator, the Company tested for impairment its long-lived assets, including customer relationships and noncompetition agreements, and no impairment was recorded as the fair value of the assets exceeded their carrying amounts at June 30, 2010. No impairment of these long-lived assets was identified for the remainder of 2010 or in 2009.

Deferred financing costs—Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2010, 2009, and 2008, were $3,684, $2,372 and $2,507, respectively. On December 23, 2009, the Company expensed $7,523 of deferred financing costs associated with the prepayment of debt; the expense is recorded within the loss on prepayment of debt in the consolidated statement of operations for the year ended December 31, 2009 (see Note 6).

Income taxes—Under Income Taxes Topic, ASC 740, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. The Company’s uncertain tax positions requiring recognition in these consolidated financial statements are disclosed in Note 10.

Revenue recognition—Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based compensation—The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under Stock Compensation Topic, ASC 718 (“ASC 718”). ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee benefit plans—The Company has two primary plans which provide benefits to employees based in the U.S. (“U.S. Benefit Plan”) and the U.K. (the “U.K. Benefit Plan”). The U.K. Benefit Plan is a “money purchase” plan, and benefits at retirement are dependent upon the level of contributions paid, the investment return achieved, the charges deducted from the fund, and the cost of buying a pension at retirement. Both the U.S. and U.K. Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employee’s salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary. The Company also maintains certain smaller defined contribution plans for employees of other countries, and records the required contributions to the plans during the year. See Note 17 for further detail on these employee benefit plans.

Foreign currency—The Company’s non-U.S. subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of partners’ (deficit) capital and comprehensive income (loss) in accordance with Foreign Currency Matters Topic, ASC 830 and Comprehensive Income Topic, ASC 220.

Foreign currency exchange transaction gains or losses are charged to earnings in the period the transactions are settled. Foreign currency transaction losses of $1,559, $853 and $2,810 are included in the consolidated statements of operations for the years ended December 31, 2010, 2009, and 2008, respectively.

Derivative financial instruments—The Company has entered into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with various financial institutions. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Derivatives and Hedging Topic, ASC 815 (“ASC 815”). ASC 815 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 15 and 16 for a discussion of the use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information. Other comprehensive income (loss) —ASC 220 establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income (loss) includes net earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair values of financial instruments—The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

Investment in Unconsolidated Affiliate—The Company’s investment in Bourland & Leverich Holdings LLC (“B&L”), a distributor of oil country tubular goods, is accounted for under the equity method in accordance with ASC 323, Investments—Equity Method and Joint Ventures, which requires the use of the equity method of accounting unless the investor’s interest is “so minor” that the investor may have virtually no influence over operating and financial policies. Given that the Company’s investment in B&L represents 14.5% of the common equity of a limited liability company, the Company’s investment is considered to be more than minor and is therefore subject to the equity method of accounting.

The Company’s investment in B&L is included in “Investment in unconsolidated affiliate” on the consolidated balance sheet at December 31, 2010. Earnings on this investment are recorded in “Equity in earnings of the unconsolidated affiliate” in the consolidated statements of operations. Any intra-entity profit or loss has been eliminated for the year ended December 31, 2010.

At December 31, 2010, the investment in unconsolidated affiliate was $10,843. Income from the investment in unconsolidated affiliate for the period August 19, 2010 through December 31, 2010 was $1,029.

New accounting standards—From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

Revenue Recognition, ASC Topic 605: Multiple Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force. In October 2009, the FASB issued guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company does not expect the adoption of this new guidance to have a material impact on our financial position or results of operations.

2. Property, plant, and equipment

Property, plant, and equipment at December 31, 2010 and 2009, consisted of the following:

	2010	2009
Land and land improvements	$11,191	$13,351
Building	35,429	27,419
Equipment and computers	28,639	28,197
Leasehold improvements	4,631	4,809
Work in progress	90	220

	79,980	73,996
Less accumulated depreciation	(30,693)	(30,654)

Property, plant, and equipment – net	$49,287	$43,342

Substantially all of the Company’s U.S. property, plant, and equipment serves as collateral for the Company’s long-term debt (see Note 6). Depreciation expense for the years ended December 31, 2010, 2009, and 2008 was $4,907, $4,690, and $4,304, respectively.

3. Intangible assets

Intangible assets at December 31, 2010 and 2009 consisted of the following:

	Gross carrying value		Accumulated amortization		Net carrying value
	2010	2009	2010	2009	2010	2009
Customer relationships	$81,941	$83,938	$61,198	$50,645	$20,743	$33,293
Non-competition agreements	22,011	22,011	13,409	9,734	8,602	12,277
Sales backlog	9,580	9,748	9,580	9,748	—	—
Tradenames	11,407	11,702	—	—	11,407	11,702
Trademarks	14	14	—	—	14	14

	$124,953	$127,413	$84,187	$70,127	$40,766	$57,286

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our non-U.S. subsidiaries fluctuates from period to period due to changes in foreign currency exchange rates.

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. The gross carrying value of intangible assets decreased approximately $2,459 in 2010 and increased approximately $6,384 in 2009 due to the effect of foreign currency translation. Amortization expense was $15,362, $15,446, and $18,255 for the years ended December 31, 2010, 2009, and 2008.

The following table presents scheduled amortization expense for the next five years:

2011	$15,580
2012	11,625
2013	1,808
2014	332
2015	—

The weighted-average remaining amortization period for customer relationships was two years and three years at December 31, 2010 and 2009, respectively. The weighted-average remaining amortization period for noncompetition agreements was two years and three years at December 31, 2010 and 2009, respectively. Sales backlog was fully amortized at December 31, 2010 and 2009.

4. Goodwill

Under Intangibles—Goodwill and Other, ASC Topic 350, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the Company’s reporting units are tested for impairment during the first quarter of each year, or whenever events indicate impairment may have occurred, by comparing the fair value of each reporting unit to its carrying value. Fair value is determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital and guideline company multiples for each of the reportable units.

At December 31, 2010, the Company’s goodwill balance is attributable to its U.K. and Singapore reporting units which is included within General Company for segment reporting purposes. As of January 1, 2011, the Company performed its annual goodwill impairment test, which requires comparison of the estimated fair value to the book value including goodwill. The annual goodwill impairment test supported that the fair value of the U.K. and Singapore reporting units exceeded the carrying value by at least 30% and that the goodwill on the Company’s consolidated balance sheet at that date was not impaired.

In connection with the preparation of financial information for the second quarter of 2010, the Company noted that for some of its reporting units results of operations for the first half of 2010 continued to remain below the original budget assumptions and operating forecasts. The Company began a process to reforecast budget assumptions and operating forecasts for the remainder of 2010 and the first quarter of 2011. Although sales inquiries and new order bookings have increased since March 2010, by the end of the second quarter the energy market and overall economic conditions adversely affected customers’ commitments and time frames for making capital and maintenance expenditures compared to the original assumptions and forecasts. The continued slow global economic recovery, in addition to uncertainty surrounding energy demand and commodity pricing, resulted in revised budget assumptions and operating forecasts with a slower future earnings recovery than was previously forecasted. The Company’s revised operating forecasts constituted an interim impairment indicator.

Accordingly, the Company performed an interim goodwill impairment analysis at June 30, 2010 using a methodology consistent with its annual impairment test. The methodology uses a combined discounted cash flow valuation and comparable company market value approach to determine the fair value of our reporting units.

This second quarter 2010 interim goodwill impairment analysis indicated that the Company’s Americas and UAE reporting units failed Step 1 of the goodwill impairment test because the book value of the reporting units exceeded the estimated fair value. The Company performed Step 2 of the goodwill impairment analysis for the Americas and UAE reporting units. The process included among other things a determination of the implied fair value of the Americas and UAE reporting units goodwill by assigning the fair value of the reporting units determined in Step 1 to all of the assets and liabilities of the Americas and UAE reporting units (including any recognized and unrecognized intangible assets) as if the Americas and UAE reporting units had been acquired in a business combination; to complete the process, the Company then compared the implied fair value of goodwill to the carrying amount of goodwill to determine if goodwill was impaired. Based on a preliminary Step 2 goodwill impairment analysis, the impairment charge was estimated to be $62,805 and was reflected in the statement of operations in the second quarter of 2010. The goodwill impairment charge recognized during the second quarter of 2010 was finalized during the third quarter of 2010, and the amount of the impairment did not differ from the initial estimate. At December 31, 2010, the Americas and UAE reporting units had no remaining goodwill balance after this impairment charge (see Note 14).

The following table reflects changes to goodwill during the years ended December 31, 2010 and 2009:

Balance – January 1, 2009	$75,936
PetroSteel earn-out adjustment	4,000
Foreign currency translation	3,344

Balance – December 31, 2009	83,280
PetroSteel earn-out adjustment	4,000
Goodwill impairment	(62,805)
Foreign currency translation	(1,563)

Balance – December 31, 2010	$22,912

At December 31, 2010, goodwill excluding any impairment charges was $85,717.

As a result of earn-out provisions in the Company’s purchase agreement to acquire the business of Petro Steel International, L.P. and Petro Steel International, LLC (collectively, “PetroSteel”), in May 2010 the Company paid a final purchase price adjustment of $4,000. See Note 14 for a description of goodwill and other intangible assets by reportable segment.

5. Investment in unconsolidated affiliate

On August 19, 2010, EM II LP’s subsidiary, EMC, invested $10,000 in exchange for 14.5% of the common equity in B&L, a distributor of oil country tubular goods. The B&L investment is accounted for using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures.

Equity method investments are included in “investment in unconsolidated affiliate” on the consolidated balance sheets. Earnings on this investment are recorded in Equity in earnings of unconsolidated affiliate within the consolidated statements of operations. At December 31, 2010, the investment in B&L was $10,843. Income from the investment in B&L for the period August 19, 2010 through December 31, 2010 was $1,029.

Summarized financial information for B&L is as follows:

Period August 19, 2010 to December 31, 2010
Sales	$239,673
Gross profit	27,100
Income from operations	14,788
Net income	6,493

December 31, 2010
Current assets	$158,789
Long-term assets	173,416
Current liabilities	64,633
Long-term liabilities	195,796

Net assets	$71,776

In addition to EMC’s investment in B&L, EMC entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services for an annual fee of $2,000 and reimbursement of costs incurred by EMC. Selling, general, and administrative expense, net of service fee income, on the statement of operations includes $740 of service fee income related to the services agreement for the period August 19, 2010 through December 31, 2010.

6. Credit arrangements and long-term debt

Credit arrangements and long-term debt consisted of the following at December 31, 2010 and December 31, 2009:

	2010	2009
$465,000 12.25% EMC Senior Secured Notes, net of discount of $3,708 and $4,362 at December 31, 2010 and 2009, respectively, secured by a lien on the principal U.S. assets of EMC and EM II LP, including up to 65% of the voting stock of EM II LP’s first-tier non-U.S. subsidiaries; due January 15, 2015	$461,292	$460,638
$175,000 ABL Facility, due May 11, 2012	—	—
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, maturity May 11, 2010	—	4,906
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	—	10

Total	461,292	465,554
Less current portion	—	(4,916)

Long-term debt	$461,292	$460,638

EMC Senior Secured Notes—On December 23, 2009, Edgen Murray Corporation (“EMC”) issued $465,000 aggregate principal amount of 12.25% Senior Secured Notes (the “EMC Senior Secured Notes”) with an original issue discount of $4,376. The proceeds from the issuance of the EMC Senior Secured Notes, plus $44,435 of cash on hand, were used to fully repay the first and second lien term loans incurred in connection with the Recapitalization Transaction (the “First and Second Lien Term Loans” or the “Term Loans”) of $490,438, accrued interest of $1,310, and transaction expenses of $13,311. Interest accrues on the EMC Senior Secured Notes at a rate of 12.25% semi-annually and is payable in arrears on each January 15 and July 15, which commenced on July 15, 2010.

EMC may redeem some or all of the EMC Senior Secured Notes at any time prior to January 15, 2013 at a redemption price equal to 100% of the principal plus an applicable premium set forth in the terms of the EMC Senior Secured Notes, and accrued and unpaid interest as of the redemption date. The applicable premium is calculated as the greater of:

(1)	1.0% of the principal amount of the EMC Senior Secured Notes; or

(2)	the excess of:

(a)	the present value at the redemption date of (i) the redemption price of the EMC Senior Secured Notes at January 15, 2013 plus (ii) all required interest payments due on the EMC Senior Secured Notes through January 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the EMC Senior Secured Notes, if greater.

On or after January 15, 2013, EMC may at its option, redeem some or all of the EMC Senior Secured Notes at the following redemption price, plus accrued and unpaid interest to the date of redemption:

On or after:	Percentage
January 15, 2013	106.125%
January 15, 2014 and thereafter	100.000%

In addition, at any time prior to January 15, 2013, EMC may redeem up to 35% of the aggregate original principal amounts of the EMC Senior Secured Notes issued under the indenture at a price equal to 112.25% of the principal amount, plus accrued and unpaid interest, to the date of redemption with the net cash proceeds of certain equity offerings. The terms of the EMC Senior Secured Notes also contain certain change in control and sale of asset provisions under which the holders of the EMC Senior Secured Notes have the right to require EMC to repurchase all or any part of the EMC Senior Secured Notes at an offer price in cash equal to 101% and 100%, respectively, of the principal amount, plus accrued and unpaid interest, to the date of the repurchase. The indenture governing the EMC Senior Secured Notes contains various covenants that limit the Company’s discretion in the operation of its business. The indenture, among other things, limits: (i) the Company’s ability and the ability of our subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of our business, and enter into certain transactions with affiliates; (ii) the Company’s ability to pay dividends or make certain other restricted payments; and (iii) the Company’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey or otherwise dispose of all or substantially all of their respective assets.

The EMC Senior Secured Notes are guaranteed on a senior secured basis by EM II LP and each of its existing and future U.S. subsidiaries that (1) is directly or indirectly 80% owned by EM II LP, (2) guarantees the indebtedness of EMC or any of the guarantors and (3) is not directly or indirectly owned by any non-U.S. subsidiary. At December 31, 2010, EMC is EM II LP’s only U.S. subsidiary, and, therefore, EM II LP is currently the only guarantor of the EMC Senior Secured Notes.

The EMC Senior Secured Notes and related guarantees are secured by:

first-priority liens and security interests, subject to permitted liens, in EMC’s and the guarantors’ principal U.S. assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures and equipment, intellectual property (including certain intellectual property located outside of the U.S.; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the U.S. and Canada) and capital stock of EM II LP’s direct restricted subsidiaries (which, in the case of non-U.S. subsidiaries is limited to 65% of the voting stock of each first-tier non-U.S. subsidiary of EM II LP (or such other percentage to the extent necessary not to require the filing with the SEC (or any other governmental agency) of separate financial statements of any such first-tier non-U.S. subsidiary)) now owned or hereafter acquired; and

second-priority liens and security interests, subject to permitted liens (including first-priority liens securing our ABL Facility), in substantially all of EMC’s and the guarantors’ cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory and accounts receivable and all proceeds there from, in each case now owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts, are subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the EMC Senior Secured Notes are effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

On September 14, 2010, EMC completed an exchange offer for any and all of its outstanding EMC Senior Secured Notes. Holders of EMC Senior Secured Notes who participated in the exchange offer received notes substantially identical to those held prior to the exchange offer, but that were registered under the Securities Act of 1933, as amended.

ABL Facility—On May 11, 2007, the Company entered into the ABL Facility among JPMorgan Chase Bank, N.A., EMC, Edgen Murray Canada Inc. (“EM Canada”) and EM Europe. In August 2008, the Company exercised the $25,000 accordion feature of the ABL Facility, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The ABL Facility is a $175,000 global credit facility, of which:

EMC may utilize up to $165,000 ($25,000 of which can only be used for letters of credit) less any amounts utilized under the sublimits of EM Canada and EM Europe;

EM Europe may utilize up to $50,000;

EM Canada may utilize up to $7,500; and

Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (“Borrowing Base”). The entities may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, EM Pte and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the ABL Facility utilized by EM Europe.

The ABL Facility is guaranteed by EM II LP. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Pte sub-facility is guaranteed by EM Cayman, EMGH, PAL, EM Europe, EM Canada and EM Pte. The ABL Facility is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors.

The ABL Facility contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000, until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The ABL Facility also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions or mergers and the sale of assets. At December 31, 2010, the Company was in compliance with the financial, affirmative and negative covenants applicable under the ABL Facility, and the Company’s availability requirements exceeded the thresholds described above.

At December 31, 2010, there were no cash borrowings under the ABL Facility and outstanding letters of credit and bank guarantees totaled $22,136 including a letter of credit issued to HSBC in the amount of $12,000, which supports the local credit facility of EM FZE. At December 31, 2010, borrowing availability under the ABL Facility, net of reserves, was as follows (based on the value of the Company’s Borrowing Base on that date):

	EMC		EM Canada	EM Europe	EM Pte	Total
Total Availability	$70,733		$2,621	$23,117	$10,000	$106,471
Less utilization	20,133	(a)	37	2,162	3,332	25,664

Net availability	$50,600		$2,584	$20,955	$6,668	$80,807

(a)	Includes a letter of credit in the amount of $12,000 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE local facility—EM FZE has a local credit facility under which it has the ability to borrow up to the lesser of $15,000 or the amount secured by a letter of credit. At December 31, 2010, EM FZE had the ability to borrow up to $12,000 because the facility was fully secured by a letter of credit issued by EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness.

This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing London Interbank Offered Rate, plus a margin of 2%. At December 31, 2010 and 2009, there was approximately $861 and $704 in letters of credit and bank guarantees issued under the local facility. Availability under the local credit facility was $11,139 and $4,296 at December 31, 2010 and 2009, respectively.

First and Second Lien Credit Agreements—On May 11, 2007, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into first and second lien credit agreements (together, the “Term Loan Agreements”) and guarantee and collateral agreements (“GC Agreements”), in connection with the issuance of $500,000 of term debt. Under the GC Agreements, EM II LP and EMC and its U.S. subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $355,000 of the Term Loans issued by EMC. Also under the GC Agreements, EM II LP, EMC and its U.S. subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guaranteed $145,000 of the first lien Term Loan debt issued by EM Cayman.

On December 23, 2009, with the proceeds from issuance of the EMC Senior Secured Notes, plus cash on hand, the Company fully repaid the outstanding balance on the First and Second Lien Term Loans of $490,438, accrued interest of $1,310, and transaction expenses of $13,311.

Note payable to sellers of PetroSteel—In connection with the acquisition PetroSteel, the Company entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel which accrued interest at a rate of 8% per annum compounded annually. In May 2010, the note, including accrued interest of $1,040, was paid in full. At December 31, 2009, accrued interest on the note was $906.

Third party guarantees—In the normal course of business, the Company may provide performance guarantees directly to third parties on behalf of its subsidiaries.

As of December 31, 2010 and 2009, the Company had issued payment guarantees with a maximum aggregate potential obligation for future payments (undiscounted) of $16,686 and $39,767, respectively, to third parties to secure payment performance by certain Edgen Murray entities. The outstanding aggregate value of guaranteed commitments at December 31, 2010 and 2009, were $14,938 and $31,011, respectively, for which no commitment extended beyond one year.

At December 31, 2010, and 2009, the Company had bank guarantees of $980 and $816, which have been cash collateralized and included in prepaid expenses and other assets on the consolidated balance sheets.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long-term debt for the years after December 31, 2010, are as follows:

2011	$—
2012	—
2013	—
2014	—
2015	461,292
Later years	—

Total	$461,292

7. Capital lease

On December 16, 2005, EM Europe (formerly Murray International Metals Ltd.) sold land, an office building, and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of 10 years each, unless canceled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires EM Europe to pay customary operating and repair expenses.

The carrying value of the leased fixed assets at December 31, 2010 and 2009, net of accumulated depreciation of $3,668 and $3,059, respectively, is $16,089, and $15,863, respectively and is included within property, plant, and equipment on the balance sheet. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at December 31, 2010, are as follows:

Years ending December 31
2011	$2,126
2012	2,126
2013	2,126
2014	2,126
2015	2,126
Later years	31,896

Total minimum lease payments	42,526
Less amount representing interest	(24,007)

Present value of minimum lease payments	$18,519

In accordance with the lease agreement, in December 2010, the annual rental payments were increased to $2,126 based on the U.K. consumer price index. Annual rental payments were $1,933 at December 31, 2009. As a result, the capitalized lease asset and related capital lease liability were both increased by $1,569 (£1,012).

At December 31, 2010 and 2009, the Company has recorded current obligations under the finance lease of $318 and $303, respectively, and non-current obligations under the finance lease of $18,201 and $17,646, respectively. Depreciation expense for the years ended December 31, 2010, 2009, and 2008, was $725, $734, and $871, respectively.

8. Partners’ (deficit) capital

Common partnership units—A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner of EM II LP (the “General Partner”) participates in the net assets and results of operations of EM II LP based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited partners of EM II LP participate as well. For the General Partner, this ratio was less than 1% at December 31, 2010 and 2009. Under the EM II LP Partnership Agreement, the General Partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units. No distributions were made for the years ended December 31, 2010, 2009 and 2008.

Restricted common units—The Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) authorizes the granting of awards to employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

During 2010, the Company granted 250 restricted common limited partnership units with a total fair value of $78 to certain employees. The $312.26 fair value of a restricted common limited partnership unit was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common limited partnership units to determine the fair value of a common limited partnership unit at the grant date.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the General Partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit options—In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. During 2010, the Company granted 1,825 unit options with a fair value of $69.26 per unit using the Black-Scholes pricing model. The options granted during 2010 had been previously granted under the EM II LP Option Plan but forfeited by employees at the time of their termination with the Company.

For the years ended December 31, 2010, 2009, and 2008, the consolidated statements of operations reflect $332, $1,004, and $1,010 of unit-based compensation expense related to unit options issued under the EM II LP Option Plan. Unit-based compensation expense for the year ended December 31, 2010 reflects the reversal of compensation expense related to non-vested restricted units forfeited by employees during the period, and the cumulative effect of compensation expense related to the forfeiture rate of unit options which was increased from 5% to 25% to align with the Company’s actual experience since grant date.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger or any other change in the structure of the Company, which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

9. Equity-based compensation

The Company has plans under which non-vested common limited partnership units and options to purchase the Company’s common limited partnership units (collectively, “units”) have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Unit-based compensation expense by type:
Unit options	$332	$1,004	$1,010
Restricted common units	493	1,061	1,176

Total unit-based compensation expense	825	2,065	2,186
Tax benefit recognized	11	—	—

Unit-based compensation expense – net of tax	$814	$2,065	$2,186

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally three or five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit-based compensation expense for the year ended December 31, 2010 includes the cumulative effect of a change in the estimated forfeiture rate of unit options and restricted units which was recorded as the result of differences between our historical experience and original projections of the forfeiture rate. This change resulted in the cumulative effect of a $647 reduction in unit-based compensation for the year ended December 31, 2010.

Unit options—Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each option granted during 2010 was $69.26. The fair value was estimated on the date of grant using the Black-Scholes pricing model. The weighted-average assumptions for unit options awarded in 2010 was as follows:

Weighted average black-scholes assumptions
2010
Risk-free interest rate	1.87%
Expected volatility	50.0%
Expected dividend yield	None
Expected term	6.5 years

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit option activity—A summary of unit option activity during the years ended December 31, 2010 and 2009 is as follows:

	Number of options	Weighted- average exercise price
Outstanding – January 1, 2009	11,000	$1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(860)	1,000

Outstanding – December 31, 2009	10,140	$1,000
Granted	1,825	—
Exercised	—	—
Canceled or expired	(1,110)	1,000

Outstanding – December 31, 2010	10,855	$1,000

Exercisable – December 31, 2010	5,430	$1,000

At December 31, 2010 and 2009, there was $1,519 and $2,851, respectively, of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 2.98 and 2.12 years, respectively.

The information relating to the Company’s unit options outstanding at December 31, 2010, is as follows:

	Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted-average exercise price	Weighted-average remaining years	Number exercisable	Weighted-average exercise price
$1,000	10,855	$1,000	2.98	5,430	$1,000

Restricted common units—Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

At December 31, 2010 and 2009, all outstanding restricted common units were time-based vesting awards which are expected to vest. The EM II LP Equity Incentive Plan authorizes the granting of awards to Company employees of up to 47,154 restricted common units; the units are subject to restrictions on transfer and are governed by the EM II LP Partnership Agreement.

The following table summarizes restricted common unit activity for the periods shown:

Outstanding at January 1, 2008	19,220
Vested	(5,840)
Granted	—
Canceled	(29)

Outstanding at December 31, 2008	13,351
Vested	(5,660)
Granted	—
Canceled	(200)

Outstanding at December 31, 2009	7,491
Vested	(5,526)
Granted	250
Canceled	(355)

Outstanding at December 31, 2010	1,860

The weighted-average fair value of all restricted common units vested for the years ended December 31, 2010, 2009 and 2008 was $1,000. The weighted-average fair value of all restricted common units unvested at December 31, 2010 was $907.57.

The Company’s valuation methodology for determining the $312.26 fair value of restricted equity granted in 2010 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common limited partnership units to determine the fair value of a common limited partnership unit at the grant date.

At December 31, 2010 and 2009, there was $65 and $610, respectively, of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 2.50 years and 2.54 years, respectively.

10. Income taxes

EM II LP is a U.S. limited partnership and is not directly subject to U.S. income taxes; however, its subsidiaries operate as corporations or similar entity structures in various tax jurisdictions throughout the world. Accordingly, current and deferred corporate income taxes have been provided for in the consolidated financial statements of EM II LP.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2010 and 2009, are as follows:

	2010	2009
DEFERRED TAX ASSETS:
Deferred compensation	165	166
Inventory	1,312	1,966
Bad debt allowance	474	519
Accrued bonuses and professional fees	154	65
Unrealized foreign currency gain/(loss)	206	—
Net operating loss carryforwards	2,900	—
Tax credits	76	—
Sale-leaseback of capital asset	658	567
Interest rate swap	—	2,486
Goodwill and other intangible assets	10,788	3,369
Basis difference in non-controlled investment	227	—
Stock based compensation	1,189	—
Other	138	827

Gross deferred tax assets	18,287	9,965
Less: valuation allowance	(11,492)	—

Net deferred tax assets	$6,795	$9,965

DEFERRED TAX LIABILITIES:
Inventory	(444)	—
Acquired customer relationships and tradenames	(9,900)	(18,773)
Basis difference in fixed assets	(791)	(952)
Stock based compensation	(521)	—
Facility fee and debt issue costs	(142)	(266)
Other	(432)	(166)

Gross deferred tax liabilities	(12,230)	(20,157)

NET DEFERRED TAX ASSET/(LIABILITY)	($5,435)	($10,192)

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year.

Income (loss) from continuing operations for each jurisdiction follows:

	2010	2009	2008
United States	$(110,745)	$(44,245)	$75,485
Foreign	(9,668)	983	32,866

Total	$(120,413)	$(43,262)	$108,351

Components of income tax (benefit) expense are as follows:

	2010	2009	2008
Current:
United States	$(19,163)	$(15,326)	$27,416
Foreign	2,412	9,476	9,061

	(16,751)	(5,850)	36,477
Deferred:
United States	(2,961)	(2,278)	(351)
Foreign	(2,413)	(14,245)	(1,002)

	(5,374)	(16,523)	(1,353)

Total	$(22,125)	$(22,373)	$35,124

For the years ended December 31, 2010, 2009, and 2008, the Company recognized a net income tax benefit of $1,771, $2,486 and $5,862 on ASC 815 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2010, 2009 and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, the Company made payments related to income taxes totaling $2,085, $36,891, and $11,853, respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2010		2009		2008
U.S. federal income tax (benefit) expense at statutory rate	$(42,144)	(35)%	$(15,142)	(35)%	$37,923	35%
Differences in foreign income tax rates	(694)	—	(4,756)	(11)	(4,600)	(4)
State income taxes – net of U.S. federal income tax benefit (expense)	1,158	(1)	(2,096)	(5)	1,983	2
Change in income tax rates	(178)	—	—	—	—	—
Goodwill impairment	10,355	9	—	—	—	—
Full valuation allowance	7,937	8	—	—	—	—
Nondeductible expenses distributed to partners	10	—	13	—	28	—
Nondeductible expenses and other	1,431	—	(392)	(1)	(210)	(1)

Total provision for income taxes	$(22,125)	(19)%	$(22,373)	(52)%	$35,124	32%

The income tax benefit for year ended December 31, 2010 reflects the pre-tax loss from operations at the Company’s estimated annual effective tax rate which is the result of operating losses and higher statutory income tax rates in the Western Hemisphere market offset by taxable income and lower statutory income tax rates in the Eastern Hemisphere market. In addition, for the year ended December 31, 2010, the estimated annual effective tax rate and income tax benefit reflect the impact of a goodwill impairment charge of $62,805 for which $29,874 was related to non-deductible goodwill, and the impact of recording a valuation allowance of $9,015 against future tax benefits.

At December 31, 2010, a valuation allowance of $11,492 was recorded against deferred tax assets and state net operating loss carryforwards as management believes it is more likely than not that the future benefits will not be realized in subsequent periods. The estimated future U.S. taxable income will limit the ability of the Company to recover the net deferred tax assets and also limit the ability to utilize the state net operating losses (“NOLs”) during the respective state carryforward periods. Additionally, statutory restrictions in the states in which the Company has incurred a NOL limit the ability to recover the loss via a carryback claim. The state NOLs are scheduled to expire beginning in 2021 through 2030.

At December 31, 2010, 2009, and 2008, U.S. income taxes were not provided on earnings of EM Canada, EMC’s non-U.S. subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the U.S. or if the Company determines that the earnings will be remitted, additional tax provisions may be required.

For the year ended December 31, 2008, U.K. income taxes of $4,861 were provided on earnings of PAL’s non-U.K. subsidiaries, EM Pte and EM FZE; the Company expected a portion of the earnings to be distributed to PAL and was, therefore, not considered to be permanently invested in these subsidiaries. In 2009, the U.K. changed its income tax laws and exempted foreign earnings repatriations from U.K. taxation. As a result, prior year provisions established with respect to foreign earnings repatriation to the United Kingdom were reversed. The Company does not expect any earnings to be distributed from EMGH and its subsidiaries to EM II LP; these earnings are considered to be permanently invested.

The following is a summary of activity related to uncertain tax positions:

	Year Ended December 31,
	2010	2009
Balance at the beginning of the period	$—	$—
New tax reserve established	1,046	—
Settlement of uncertain tax position with tax authorities	—	—
Lapse of statute of limitations related to uncertain tax positions	—	—

Balance at the end of the period	$1,046	$—

No interest and/or penalties have been recorded related to this uncertain tax position. If the Company and its subsidiaries incur any penalties on underpayment of taxes, the amounts would be included in the other current liabilities on the consolidated balance sheet and other income (expense), net on the consolidated statement of operations. The interest related to this reserve would be accrued at the IRS or other tax jurisdiction applicable rate and included in accrued interest under current liabilities on the consolidated balance sheet and included in interest on the consolidated statement of operations.

The Company as a reporting entity and not a taxpaying entity is not subject to the general statute of limitations period for assessment of tax. However, the Company’s subsidiaries have open tax years as follows:

Jurisdiction	Tax Years Open for Assessment
Federal	2007 - 2010
Various States	2005 - 2010
Various Foreign	2004 - 2010

11. Other income (expense)

Other income (expense) was $190, $1,447, and $(902) for the years ended December 31, 2010, 2009, and 2008, respectively. Other income (expense) primarily consists of unrealized currency exchange gains and losses on cash balances denominated in foreign currencies.

12. Commitments and contingencies

Operating leases—Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles and office space under operating leases with remaining terms ranging from one to nine years with various renewal options of up to 20 years. Substantially all leases require payment of taxes, insurance and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $3,871, $3,736, and $3,065 for the years ended December 31, 2010, 2009, and 2008, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2010, are:

2011	$3,280
2012	2,967
2013	2,101
2014	1,442
2015	508
Thereafter	121

Total	$10,419

Employment agreements—In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings—The Company is from time to time a party to various claims and legal proceedings related to our business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition, results of operations or liquidity.

13. Concentration of risks

For the years ended December 31, 2010, 2009, and 2008, the Company’s 10 largest customers represented approximately 28%, 26%, and 26%, respectively, of the Company’s sales, and no one customer accounted for more than 10%. In addition, approximately 82%, 77%, and 61% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2010, 2009, and 2008, respectively.

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2010, 2009, and 2008, the Company’s 10 largest suppliers accounted for approximately 39%, 38%, and 44%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 8%, 7%, and 10%, respectively, of the Company’s purchases for these periods.

14. Segment and geographic area information

Since January 1, 2008, the Company has managed its operations in two geographic markets – the Western Hemisphere and the Eastern Hemisphere. Effective January 1, 2011, the Company aligned its finance and accounting function to support these two geographic markets and concluded that each of the two geographic markets meets the definition of a reportable segment based on the financial information used by the Company’s chief operating decision maker, the Company’s Chief Executive Officer. Within each geographical market, the Company’s operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments. Prior to January 1, 2011, the Company had four reportable segments which were primarily determined based upon the geographic locations of the Company’s operations.

The Western Hemisphere distributes specialty steel pipe, pipe components, valves, high-grade structural sections and plates for use in environments that are highly corrosive, abrasive, extremely high or low temperature and/or involve high pressures. The Western Hemisphere also distributes valves and actuation packages. The Western Hemisphere is headquartered in Houston, Texas, and markets products to customers primarily in the U.S., Canada, and Latin America.

The Eastern Hemisphere distributes high-grade steel tubes, plates and sections to primarily the offshore oil and gas industry. The Eastern Hemisphere’s primary operations are located in Newbridge (Scotland), Singapore, and Dubai (United Arab Emirates (UAE)). The Eastern Hemisphere also markets products through divisional offices in Darlington (England), London (England), Mumbai (India), and Gurgaon (India), and has representative offices in Perth (Australia), Shanghai (China), Paris (France) and Jakarta (Indonesia). A Bahraini joint venture operates in Saudi Arabia and serves the Saudi market.

Certain expenses of EM II LP, other non-trading expenses, and certain assets and liabilities, such as certain intangible assets, are not allocated to the segments, but are included in General Company expenses.

The accounting policies of the reportable segments are the same as those of the Company. The Company evaluates performance based on Company-wide income or loss from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

The following table presents the financial information for each reportable segment, which has been recast to conform with the Company’s change in segments effective January 1, 2011:

	2010	2009	2008
Sales:
Western Hemisphere	$397,920	$508,044	$859,377
Eastern Hemisphere	233,690	285,119	425,362
Intersegment sales	(3,897)	(19,840)	(19,124)

	$627,713	$773,323	$1,265,615

Intersegment sales:
Western Hemisphere	$1,859	$11,909	$10,134
Eastern Hemisphere	2,038	7,931	8,990

	$3,897	$19,840	$19,124

Operating income (loss):
Western Hemisphere	$(56,931)	$2,851	$115,247
Eastern Hemisphere	22,015	25,504	56,523
General Company	(22,508)	(18,456)	(17,477)

	$(57,424)	$9,899	$154,293

Capital expenditures:
Western Hemisphere	$629	$2,440	$6,838
Eastern Hemisphere	15,479	2,454	2,882

	$16,108	$4,894	$9,720

Depreciation and amortization:
Western Hemisphere	$11,473	$11,488	$12,326
Eastern Hemisphere	1,748	1,545	1,887
General company	7,048	7,103	8,346

	$20,269	$20,136	$22,559

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	2010	2009	2008
United States	$384,932	$486,245	$822,599
Canada	11,129	9,889	26,644
U.K.	125,067	124,118	149,856
Singapore	75,636	119,622	157,884
UAE	30,949	33,449	108,632

	$627,713	$773,323	$1,265,615

	2010	2009
Total assets:
United States	$237,825	$325,323
Canada	5,754	7,452
U.K.	95,337	88,655
Singapore	52,308	53,046
UAE	28,493	25,707
General Company	44,303	63,277

	$464,020	$563,460

Property, plant, and equipment:
United States	$11,928	$15,450
Canada	525	408
U.K.	18,749	17,913
Singapore	16,901	8,477
UAE	1,184	1,094

	$49,287	$43,342

Goodwill and other intangible assets:
United States	$19,617	$78,470
Canada	—	1,295
General Company	44,061	60,801

	$63,678	$140,566

The Company has not allocated goodwill and other intangibles to the Eastern Hemisphere segment but has included goodwill and other intangibles for these segments in General Company. For annual and interim, if applicable, goodwill impairment testing, goodwill is allocated to these reporting units based on their relative fair values at December 16, 2005, the acquisition date. At June 30, 2010, the Company performed the Step 1 analysis of the goodwill impairment test. The Americas and UAE reporting units failed this test because the book value of the reporting units exceeded the estimated fair value (See Note 4). As a result, goodwill decreased in the Western Hemisphere and General Company by $55,869, and $6,955, respectively, and operating income (loss) reflects the impact of the goodwill impairment charge for the year ended December 31, 2010.

15. Derivatives and other financial instruments

Treasury policy and risk management—Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk and interest rate risk. The treasury operations of the Company are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken. The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by management, including the Chief Financial Officer, the Treasurer and respective local accounting management for all Company locations. Following evaluation of those positions, the Company enters into derivative financial instruments to manage certain exposures.

Currency exchange rate risk—The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by ASC 815. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that it’s fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in ASC 815, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital and comprehensive income (loss). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. The Company does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with ASC 815 included forecasted purchase commitments. At December 31, 2008, comprehensive income (loss) included a net unrealized loss of $1,474, net of taxes on outstanding designated forward contracts. At December 31, 2010 and 2009, there were no designated forward contracts outstanding or earnings deferred in other comprehensive income. The fair value of foreign currency exchange contracts outstanding at December 31, 2010 and 2009 was an asset of $176 and a liability of $174, included in other current assets and current liabilities, respectively, on the consolidated balance sheets. At December 31, 2010 and 2009, the total notional amount of outstanding foreign currency exchange contracts was $27,738 and $10,084, respectively.

At December 31, 2010 and 2009, the cumulative effect of currency translation adjustments was a loss of $25,531 and $21,469, respectively, and is included within partners’ deficit on the consolidated balance sheets. Currency translation adjustments included within partners’ deficit on the consolidated balance sheets are the result of the translation of the Company’s foreign subsidiaries financial statements that have a functional currency other than the U.S. Dollar.

Interest rate risk—Following the December 23, 2009 offering of the EMC Senior Secured Notes and repayment of the Term Loans, the Company’s variable interest rate risk was limited to the Company’s ABL Facility cash borrowings. At December 31, 2010 and 2009, there were no cash borrowings under the ABL Facility.

In connection with the issuance of the Term Loans on May 11, 2007 and in accordance with the Term Loan Agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan Agreements required a minimum of 50% of the outstanding Term Loans to be hedged for a period of not less than three years from the inception of the Term Loans. The Company entered into two interest rate swaps, which terminated on August 13, 2009, that converted an aggregate notional principal of $275,000 under the First Lien Term Loan from floating to fixed interest rate payments. Under these interest rate swaps, the Company paid fixed rates of interest on an aggregate notional amount of $275,000 ranging from 5.15% to 4.88% while simultaneously receiving floating rate interest payments ranging from 0.92% to 0.45% on the same notional amount during the period ended August 13, 2009.

Additionally, at the inception of the Term Loans, the Company entered into an interest rate swap and interest rate collar that converted a notional principal of $75,000 and $100,000, respectively, under the First Lien Term Loan from floating interest rate to fixed interest rate payments. Both the $75,000 interest rate swap and $100,000 interest rate collar began on August 13, 2009 and terminated on August 17, 2010. The $75,000 interest rate swap paid a fixed rate of interest at a rate of 4.88% while simultaneously receiving floating rate interest, which was set at 0.44% on the same notional amount prior to its termination on August 17, 2010. The $100,000 interest rate collar incurred a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. The Company was paying the floor rate of 4.88% while simultaneously receiving a floating rate interest payment set at 0.44% on the same notional amount prior to its termination on August 17, 2010. In accordance with the Second Lien Term Loan, the Company also entered into an interest rate swap that converted an aggregate notional principal of $75,000 from floating to fixed interest rate payments. Under this transaction, the Company paid a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment set at 0.44% on the same notional amount prior to its termination on August 17, 2010. The fixed rate side on each of the interest rate swaps did not change over the lives of the interest swaps. The floating rate payments were reset quarterly based on three-month LIBOR.

Prior to the extinguishment of the Term Loans, the Company concluded that the interest rate swaps and collar qualified as cash flow hedges under the provisions of ASC 815. The interest rate swaps and collar were considered substantially effective during the year ended December 31, 2009 and gains and losses related to the interest rate swaps and collar, net of tax, were reported as a component of accumulated other comprehensive income (loss). Upon the extinguishment of the Term Loans on December 23, 2009, the interest rate derivatives were no longer considered effective and were recognized in earnings.

When the interest rate swaps were outstanding, a net settlement occurred quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts was the net difference between the fixed rates payable and the floating rates receivable over the quarter. For interest rate derivatives that were deemed effective, the settlement was recognized as a component of interest expense in the consolidated statements of operations.

At December 31, 2010, there were no interest rate derivatives outstanding. At December 31, 2009, the interest rate derivatives were liabilities of $7,159 and are included in accrued expenses and other current liabilities on the consolidated balance sheet.

Credit risk—The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties. The following table provides required information with respect to the classification and loss amounts recognized in income before taxes as well as the derivative-related contract losses deferred in other comprehensive income (net of taxes) for the years ended December 31:

Designated derivative instruments	Gain or (loss) recognized in OCI (effective portion)		Location of gain or (loss) reclassified from OCI to income	Gain or (loss) reclassified from OCI to income		Location of gain or (loss) in income before tax (ineffectiveness)	Gain or (loss) in income before tax (ineffective portion)
	2010	2009		2010	2009	2008		2010	2009	2008
Forward contracts	$—	$(1,319)	Cost of sales	$—	$(2,519)	$(47)	SG&A	$—	$(439)	$333
			SG&A		(274)	(162)
Interest rate swaps and collar	—	(2,409)	Interest expense	—	(12,998)	(4,790)	SG&A	—	—	—

Total	$—	$(3,728)		$—	$(15,791)	$(4,999)		$—	$(439)	$333

Non-designated derivative instruments	Location of (gain) or loss recognized income	Gain or (loss) in income (ineffective portion)
		2010	2009	2008
Forward contracts	SG&A	$479	$326	$(723)
Interest rate swaps and collar	Other Income (Expense)	—	(316)	—

16. Fair value

The Company follows the provisions of Fair Value Measurements and Disclosures ASC Topic 820 (“ASC 820”) for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1—	Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2—	Unadjusted quoted prices in active markets for similar assets or liabilities, or Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or Inputs other than quoted prices that are observable for the asset or liability

Level 3—	Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010 and 2009 are as follows:

	As of December 31, 2010
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Assets:
Short-term cash investments	$—	$—
Foreign currency exchange contracts(1)	—	176
Assets held for sale	5,224	—

	As of December 31, 2009
	Quoted prices in active markets for identical items (level 1)	Quoted prices in active markets for similar items (level 2)
Assets:
Short-term cash investments	$2,273	$—
Liabilities:
Foreign currency exchange contracts(1)	—	174
Interest rate swaps and collar(2)	—	7,159

(1)	As a result of its global operating and financing activities, the Company is exposed to market risks from changes in foreign currency exchange rates, which may adversely affect its operating results and financial position. When deemed appropriate, the Company minimizes its risks from foreign currency exchange rate fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The forward foreign currency exchange contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.
(2)	In accordance with the Term Loans, the Company partially hedged its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments were used to manage risks and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The interest rate swaps and collars were valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performed procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments were classified within Level 2.

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2010 and 2009 is presented below:

	2010		2009
	Carrying value	Fair value	Carrying value	Fair value
EMC Senior Secured Notes	$461,292	$406,875	$460,638	$455,700
Cash at bank and in hand	62,478	62,478	65,733	65,733
Accounts receivable	104,831	104,831	108,006	108,006
Accounts payable	68,812	68,812	64,332	64,332

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the EMC Senior Secured Notes, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

17. Employee benefit plans

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location.

U.S. employees—The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees’ compensation. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $491, $390, and $619 to this plan for the years ended December 31, 2010, 2009, and 2008, respectively.

United Kingdom employees—The U.K. Benefit Plan is a “money purchase” plan; therefore, benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Contributions to the U.K. Benefit Plan were $850, $831, and $553 for the years ended December 31, 2010, 2009, and 2008, respectively.

Middle East employees—For the benefit of certain employees’ resident in the Middle East, the Company operated a defined contribution savings plan, the assets and liabilities of which are held independently from the Company. This plan was terminated during 2010, and no contributions were made for the year ended December 31, 2010. Contributions for the years ended December 31, 2009, and 2008, were $24, and $45, respectively. The agreed contribution rate for the years ended December 31, 2009, and 2008, was 10% of the employee salary.

18. Related-party transactions

During the years ended December 31, 2010, 2009, and 2008 the Company made payments to JCP of $60, $66, and $47, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP.

In connection with the Recapitalization Transaction in 2007, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of the EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the years ended December 31, 2010, 2009, and 2008, the Company had sales to that customer of $19,111, $13,914, and $21,582, respectively, in the normal course of business. The Company had $5,917 and $1,491 of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets at December 31, 2010 and 2009, respectively.

On August 19, 2010, a newly formed entity controlled by JCP acquired the assets of B&L. In connection with the acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in B&L. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as non-executive chairman of the board of directors of B&L. In addition, certain JCP employees, who serve as directors of the general partner of EM II LP, serve on the board of directors of B&L.

For the year ended December 31, 2010, EMC had purchases from B&L of $1,058 in the normal course of business. The Company owed $3 to B&L, which is included in accounts payable on its consolidated balance sheet at December 31, 2010.

EMC also entered into a services agreement with B&L to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting and other administrative services, for a $2,000 annual fee and reimbursement of expenses. Selling, general, and administrative expense, net of service fee income on the statement of operations includes $740 of service fee income related to the services agreement for the period August 19, 2010 through December 31, 2010.

In August 2010, B&L granted equity awards to the Company’s chief executive officer, who serves as a board member of B&L, and certain Company employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B units all of which vest over a five year-period. For the year ended December 31, 2010, the company recognized $186 of compensation expense related to the B&L equity awards, which is included in selling, general, and administrative expense on the Company’s consolidated statement of operations.

19. Subsequent event

The Company evaluated for subsequent events through the date these financial statements were issued and concluded that there were no significant subsequent events requiring recognition or disclosure except for the Company’s sale of its former Singapore facility on January 14, 2011 for $6,329; a $980 gain on the sale was recognized subsequent to year end.

20. Consolidating financial information

In connection with the issuance of the EMC Senior Secured Notes by EMC (“Issuer” in the tables below which excludes EMC’s non-U.S. subsidiary, EM Canada), a 100%-owned U.S. subsidiary of EM II LP, EM II LP (“Parent” in the tables below) issued a full and unconditional guarantee of the EMC Senior Secured Notes. EMC is EM II LP’s only U.S. subsidiary. EM II LP’s non-U.S. subsidiaries, including EMGH Limited and its subsidiaries, and EMC’s non-U.S. subsidiary, EM Canada, have not issued guarantees for the EMC Senior Secured Notes and are referred to as the “Non-guarantor subsidiaries in the consolidating financial information presented below”.

The following tables present the consolidating financial information for Parent, Issuer and the Non-guarantor subsidiaries as of December 31, 2010, 2009, and 2008. The principal eliminating entries eliminate investment in subsidiaries, intercompany balances and intercompany revenues and expenses.

Consolidating balance sheets

	December 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS
Cash and cash equivalents	$—	$32,408	$30,070	$—	$62,478
Accounts receivable – net	—	51,486	53,345	—	104,831
Intercompany accounts receivable	—	4,953	462	(5,415)	—
Inventory	—	76,045	52,437	—	128,482
Income tax receivable	—	19,417	178	—	19,595
Prepaid expenses and other current assets	—	3,525	2,514	—	6,039
Affiliated interest receivable	—	5,456	—	(5,456)	—
Deferred tax asset – net	—	—	35	—	35
Assets held for sale	—	—	5,224	—	5,224

Total current assets	—	193,290	144,265	(10,871)	326,684
Property, plant and equipment, net	—	11,928	37,359	—	49,287
Distributions in excess of earnings and investment in subsidiaries	(128,539)	2,110	—	126,429	—
Goodwill	—	—	22,912	—	22,912
Other intangibles assets	—	19,617	21,149	—	40,766
Other assets	—	12,333	1,195	—	13,528
Intercompany long-term notes receivable	—	95,855	—	(95,855)	—
Investment in unconsolidated entity	—	10,843	—	—	10,843

Total assets	$(128,539)	$345,976	$226,880	$19,703	$464,020

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Accounts payable	$—	$29,292	$39,520	$—	$68,812
Intercompany accounts payable	—	—	3,618	(3,618)	—
Other current liabilities	—	35,622	10,772	(5,206)	41,188

Total current liabilities	—	64,914	53,910	(8,824)	110,000
Deferred tax liability	—	—	5,470	—	5,470
Other long-term liabilities	2,723	167	152	(2,723)	319
Long-term debt and capital leases	—	461,292	114,298	(96,097)	479,493

Total liabilities	2,723	526,373	173,830	(107,644)	595,282

Total partners’ capital (deficit)	(131,262)	(180,397)	53,050	127,347	(131,262)

Total liabilities and partners’ capital (deficit)	$(128,539)	$345, 976	$226,880	$19,703	$464,020

	December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
ASSETS
Cash and cash equivalents	$—	$29,860	$35,873	$—	$65,733
Accounts receivable – net	—	61,309	46,697	—	108,006
Intercompany accounts receivable	—	3,231	946	(4,177)	—
Inventory	—	96,065	59,490	—	155,555
Income tax receivable	—	20,878	962	—	21,840
Prepaid expenses and other current assets	—	7,342	2,927	(80)	10,189
Deferred tax asset – net	—	2,797	36	—	2,833

Total current assets	—	221,482	146,931	(4,257)	364,156
Property, plant and equipment, net	—	15,450	27,892	—	43,342
Distributions in excess of earnings and investment in subsidiaries	(27,085)	2,971	—	24,114	—
Goodwill	—	50,540	32,740	—	83,280
Other intangibles assets	—	27,931	29,355	—	57,286
Other assets	—	17,004	1,087	(2,695)	15,396
Intercompany long-term notes receivable	—	100,855	—	(100,855)	—

Total assets	$(27,085)	$436,233	$238,005	$(83,693)	$563,460

LIABILITIES AND PARTNERS’ CAPITAL (DEFICIT)
Accounts payable	$—	$32,164	$32,168	$—	$64,332
Intercompany accounts payable	—	428	3,756	(4,184)	—
Other current liabilities	—	27,532	9,535	12	37,079

Total current liabilities	—	60,124	45,459	(4,172)	101,411
Deferred tax liability	—	5,758	7,287	—	13,045
Other long-term liabilities	2,694	274	226	(2,695)	499
Long-term debt and capital leases	—	460,638	118,566	(100,920)	478,284

Total liabilities	2,694	526,794	171,538	(107,787)	593,239

Total partners’ capital (deficit)	(29,779)	(90,561)	66,467	24,094	(29,779)

Total liabilities and partners’ capital (deficit)	$(27,085)	$436,233	$238,005	$(83,693)	$563,460

Consolidating statement of operations

	For the year ended December 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$386,779	$244,830	$(3,896)	$627,713
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	341,851	198,852	(3,896)	536,807
Selling, general, and administrative expense	28	42,109	23,119	—	65,256
Depreciation and amortization expense	—	11,325	8,944	—	20,269
Impairment of goodwill	—	54,539	8,266	—	62,805

Total operating expenses	28	449,824	239,181	(3,896)	685,137

(Loss) income from operations	(28)	(63,045)	5,649	—	(57,424)
Other income (expense) – net	—	1,713	(494)	—	1,219
Loss on prepayment of debt	—	—	—	—	—
Interest expense – net	—	(49,403)	(14,805)	—	(64,208)
Equity in (losses) earnings of subsidiaries	(98,274)	(1,870)	—	100,144	—

	(98,302)	(112,605)	(9,650)	100,144	(120,413)
Income tax (benefit) expense	—	(22,124)	(1)	—	(22,125)

Net (loss) income	(98,302)	(90,481)	(9,649)	100,144	(98,288)
Preferred dividend requirement	—	—	—	—	—
Non-controlling interest			14		14

Net (loss) income applicable to common partnership interests	$(98,302)	$(90,481)	$(9,663)	$100,144	$(98,302)

	For the year ended December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$498,155	$295,009	$(19,841)	$773,323
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	446,294	246,453	(20,152)	672,595
Selling, general, and administrative expense	38	46,798	23,857	—	70,693
Depreciation and amortization expense	—	11,378	8,758	—	20,136

Total operating expenses	38	504,470	279,068	(20,152)	763,424

(Loss) income from operations	(38)	(6,315)	15,941	311	9,899
Other income (expense) – net	—	361	1,086	—	1,447
Loss on prepayment of debt	—	(5,432)	(2,091)	—	(7,523)
Interest expense – net	—	(32,758)	(14,327)	—	(47,085)
Equity in (losses) earnings of subsidiaries	(20,851)	(972)	—	21,823	—

	(20,889)	(45,116)	609	22,134	(43,262)
Income tax (benefit) expense	—	(17,591)	(4,782)	—	(22,373)

Net (loss) income	(20,889)	(27,525)	5,391	22,134	(20,889)
Preferred dividend requirement	—	—	—	—	—

Net (loss) income applicable to common partnership interests	$(20,889)	$(27,525)	$5,391	$22,134	$(20,889)

	For the year ended December 31, 2008
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Eliminations and consolidation entries	Consolidated
Sales	$—	$832,733	$452,006	$(19,124)	$1,265,615
Operating Expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below	—	655,012	361,741	(18,813)	997,940
Selling, general, and administrative expense	71	59,359	31,393	—	90,823
Depreciation and amortization expense	—	12,206	10,353	—	22,559

Total operating expenses	71	726,577	403,487	(18,813)	1,111,322

(Loss) income from operations	(71)	106,156	48,519	(311)	154,293
Other income (expense) – net	—	1,552	(2,454)	—	(902)
Loss on prepayment of debt	—	—	—	—	—
Interest expense – net	—	(32,153)	(12,887)	—	(45,040)
Equity in earnings (losses) of subsidiaries	73,298	843	—	(74,141)	—

Income (loss) before income tax expense	73,227	76,398	33,178	(74,452)	108,351
Income tax expense	—	27,064	8,060	—	35,124

Net income (loss)	73,227	49,334	25,118	(74,452)	73,227
Preferred dividend requirement	—	—	—	—	—

Net income (loss) applicable to common partnership interests	$73,227	$49,334	$25,118	$(74,452)	$73,227

Consolidating statement of cash flows

	For the year ended December 31, 2010
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by (used in) operating activities	$—	$16,618	$14,591	$(1,000)	$30,209
Cash flows from investing activities:
Investment in unconsolidated entity	—	(10,000)	—	—	(10,000)
Purchase of PetroSteel business – net of cash acquired	—	(4,000)	—	—	(4,000)
Purchases of plant, property, and equipment	—	(254)	(13,745)	—	(13,999)
Proceeds from the sale of property, plant, and equipment	—	1,060	110	—	1,170

Net cash (used in) provided by investing activities	—	(13,194)	(13,635)	—	(26,829)

Cash flows from financing activities:
Deferred financing costs and financing advisory fees paid	—	(1,209)	—	—	(1,209)
Principal payments on notes payable and long term debt, including prepayment fees	—	(4,000)	(1,315)	1,000	(4,315)
Proceeds from intercompany loans		5,000		(5,000)	—
Payments on intercompany loans			(5,000)	5,000	—
Proceeds from ABL facility	—	12,760	—	—	12,760
Payments to ABL facility	—	(12,760)	—	—	(12,760)
Decrease in managed bank overdraft and short-term loans	—	(603)	547	—	(56)

Net cash used in financing activities	—	(812)	(5,768)	1,000	(5,580)
Effects of foreign exchange rate changes on cash	—	(64)	(991)	—	(1,055)

Net increase (decrease) in cash and cash equivalents	—	2,548	(5,803)	—	(3,255)
Cash and cash equivalents, beginning of year	—	29,860	35,873	—	65,733

Cash and cash equivalents, end of year	$—	$32,408	$30,070	$—	$62,478

	For the year ended December 31, 2009
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash (used in) provided by operating activities	$(50)	$45,687	$46,233	$—	$91,870
Cash flows from investing activities:
Issuance of note receivable – affiliated	—	(100,855)	—	100,855	—
Purchase of PetroSteel business – net of cash acquired	—	(4,000)	—	—	(4,000)
Purchases of plant, property, and equipment	—	(2,300)	(1,840)	—	(4,140)
Proceeds from the sale of property, plant, and equipment	—	28	148	—	176

Net cash (used in) provided by investing activities	—	(107,127)	(1,692)	100,855	(7,964)

Cash flows from financing activities:
Proceeds from issuance of long term debt	—	460,624	—	—	460,624
Deferred financing costs and financing advisory fees paid	—	(13,311)	—	—	(13,311)
Principal payments on notes payable and long term debt, including prepayment fees	—	(350,800)	(143,116)	—	(493,916)
Proceeds from ABL facility	—	165,194	22,538	—	187,732
Payments to ABL facility	—	(166,981)	(25,044)	—	(192,025)
Proceeds from note payable – affiliated	—	—	100,855	(100,855)	—
Decrease in managed bank overdraft and short-term loans	—	(2,642)	(6,334)	—	(8,976)

Net cash provided by (used in) financing activities	—	92,084	(51,101)	(100,855)	(59,872)
Effects of foreign exchange rate changes on cash	—	(482)	473	—	(9)

Net (decrease) increase in cash and cash equivalents	(50)	30,162	(6,087)	—	24,025
Cash and cash equivalents, beginning of year	50	(302)	41,960	—	41,708

Cash and cash equivalents, end of year	$—	$29,860	$35,873	$—	$65,733

	For the year ended December 31, 2008
(dollars in thousands)	Parent	Issuer	Non-guarantor subsidiaries	Elimination and consolidation entries	Consolidated
Net cash provided by operating activities	$—	$47,692	$6,142	$—	$53,834
Cash flows from investing activities:
Purchase of PetroSteel business – net of cash acquired	—	(4,000)	—	—	(4,000)
Purchases of plant, property, and equipment	—	(5,342)	(3,098)	—	(8,440)
Proceeds from the sale of property, plant, and equipment	—	—	119	—	119

Net cash used in investing activities	—	(9,342)	(2,979)	—	(12,321)
Cash flows from financing activities:
Deferred financing costs and financing advisory fees paid	—	(264)	(185)	—	(449)
Principal payments on notes payable and long term debt, including prepayment fees	—	(2,800)	(1,747)	—	(4,547)
Proceeds from ABL facility	—	303,025	5,868	—	308,893
Payments to ABL facility	—	(344,832)	(10,508)	—	(355,340)
Decrease in managed bank overdraft and short-term loans	—	3,560	5,521	—	9,081

Net cash used in financing activities	—	(41,311)	(1,051)	—	(42,362)
Effects of foreign exchange rate changes on cash	—	438	(6,338)	—	(5,900)

Net decrease in cash and cash equivalents	—	(2,523)	(4,226)	—	(6,749)
Cash and cash equivalents, beginning of year	50	2,221	46,186	—	48,457

Cash and cash equivalents, end of year	$50	$(302)	$41,960	$—	$41,708

Independent Auditors’ Report

The Board of Directors and Members

Bourland & Leverich Holdings LLC

We have audited the accompanying consolidated balance sheet of Bourland & Leverich Holdings LLC and subsidiary as of September 30, 2011, and the related consolidated statements of operations, members’ interest, and cash flows for the period January 1, 2011 to September 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bourland & Leverich Holdings LLC and subsidiary as of September 30, 2011, and the results of their operations and their cash flows for the period January 1, 2011 to September 30, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

December 29, 2011

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Balance Sheet

September 30, 2011

(In thousands)

Assets
Current assets:
Cash and cash equivalents	$51
Accounts receivable – net of allowance for doubtful accounts of $254	48,052
Inventories	135,118
Prepaid expenses and other current assets	367

Total current assets	183,588

Property, plant, and equipment – net	1,151
Other intangible assets – net	150,195
Deferred financing costs	9,460

Total	$344,394

Liabilities and Members’ Interest
Current liabilities:
Managed cash overdrafts	$7,175
Accounts payable	57,657
Accounts payable – affiliated	203
Accrued expenses and other current liabilities	4,603
Accrued interest payable	562
Current portion of long-term debt	9,375

Total current liabilities	79,575

Long-term debt	181,118

Total liabilities	260,693

Commitments and contingencies

Members’ interest:
Managing member	34,912
Limited members	48,789

Total members’ interest	83,701

Total	$344,394

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Operations

Period January 1, 2011 to September 30, 2011

(In thousands)

Sales	$546,395

Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	490,526
Selling, general, and administrative expense	11,539
Depreciation and amortization expense	10,890

Total operating expenses	512,955

Income from operations	33,440

Other income (expense):
Other income – net	404
Interest expense	(17,001)

Income before income tax expense	16,843

Income tax expense	—

Net income	$16,843

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Members’ Interest

Period January 1, 2011 to September 30, 2011

(In thousands)

	Number of units		Managing Member	Limited members	Total
	Managing Member	Limited members
Balance – January 1, 2011	27,760.0	41,644.1	$30,412	$41,363	$71,775
Issuance of restricted Class A common units	—	562.5	—	—	—
Net income	—	—	6,818	10,025	16,843
Amortization of restricted units and unit options	—	—	—	1,307	1,307
Distributions to members	—	—	(2,318)	(3,906)	(6,224)

Balance – September 30, 2011	27,760.0	42,206.6	$34,912	$48,789	$83,701

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Consolidated Statement of Cash Flows

Period January 1, 2011 to September 30, 2011

(In thousands)

Cash flows from operating activities:
Net income	$16,843
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,890
Accretion of discount on note payable to seller	344
Amortization of deferred financing costs	1,848
Noncash accrual of interest on note payable to seller	2,759
Unit-based compensation expense	926
Loss on sale of property, plant, and equipment	11
Changes in assets and liabilities:
Accounts receivable	1,649
Inventories	(26,698)
Prepaid expenses and other current assets	(85)
Managed cash overdrafts	5,440
Accounts payable	20,929
Accounts payable-affiliated	(14,139)
Accrued expenses and other current liabilities	368

Net cash provided by operating activities	21,085

Cash flows from investing activity:
Purchases of property, plant, and equipment	(139)

Net cash used in investing activity	(139)

Cash flows from financing activities:
Principal payments on term loan	(4,688)
Proceeds from asset based loan facility	119,022
Payments to asset based loan facility	(129,772)
Distributions to members	(5,843)

Net cash used in financing activities	(21,281)

Net decrease in cash and cash equivalents	(335)

Cash and cash equivalents – beginning of period	386

Cash and cash equivalents – end of period	$51

Supplemental disclosures of cash flow information:
Cash paid for interest	$12,046

Noncash investing and financing activity:
Noncash distribution to limited member	$381

See accompanying notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements

September 30, 2011

(1)	Organization and Summary of Significant Accounting Policies

(a)	Description of Operations

Bourland & Leverich Holdings LLC (the Company) was formed on July 19, 2010 for the purpose of acquiring through Bourland & Leverich Supply Co. LLC (B&L Supply), which is a wholly owned subsidiary of the Company, certain assets and working capital and other contractual liabilities of Bourland & Leverich Holding Company and its subsidiaries (Old B&L) which together comprised Old B&L’s oil country tubular goods (OCTG) distribution business (the B&L Acquisition). The B&L Acquisition closed on August 19, 2010.

The total purchase price of the B&L Acquisition was $278,480, which consisted of $220,376 in cash (including a preliminary working capital adjustment of $18,212), a $50,000 five-year subordinated note payable to seller (Seller Note), net of discount of $6,250, a final working capital adjustment of $13,393, and a balance due to Old B&L of $961. The cash purchase price of $220,376, deferred financing costs of $11,974, and acquisition costs of $1,234 were funded through cash proceeds from the issuance of a $125,000 Term Loan, $65,000 from the issuance of Class A Common Units, and $43,584 in borrowings under the Company’s Asset Based Loan (ABL) Facility. Of the deferred financing costs of $11,974, approximately $1,460 was paid to Jefferies Finance LLC and approximately $2,190 was paid to Jefferies Group, Inc. Jefferies Finance LLC is managed by Jefferies & Company Inc., a wholly owned subsidiary of Jefferies Group, Inc., which has made a substantial investment in and has a substantial, non-voting interest in Jefferies Capital Partners IV L.P (Fund IV), Jefferies Employees Partners IV LLC, and JCP Partners IV LLC (collectively, JCP Funds). The JCP Funds hold a substantial portion of the Company’s equity interest.

The Company is headquartered in Pampa, Texas, and distributes carbon and alloy OCTG products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include large North American oil and natural gas exploration and production companies.

(b)	Significant Accounting Policies

Basis of Presentation – The consolidated financial statements and notes to the consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S. (GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC) Topic 105, Generally Accepted Accounting Principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, B&L Supply. All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates – The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of trade accounts receivable inventories, and other intangible assets and the recognition of sales rebates and discounts.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents.

Managed Cash Overdraft – The Company utilizes a cash management system under which a book overdraft represents the outstanding checks on the Company’s controlled disbursement bank account in excess of funds on deposit in the account as of the balance sheet date. The balance of book overdrafts is classified as Managed cash overdrafts in the Current liabilities section of the consolidated balance sheet as of September 30, 2011. Changes in managed cash overdrafts during the period January 1, 2011 to September 30, 2011 are reflected as an operating activity in the consolidated statement of cash flows.

Accounts Receivable – Accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible trade accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts.

Inventories – Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment – Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from three to 10 years for equipment and computers, and 10 to 40 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Other Intangible Assets – Other identifiable intangible assets include customer relationships, tradenames, and noncompetition agreements. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives; 11 years for customer relationships, and five years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amount to the fair value of the individual assets. No impairment of the tradenames was recorded for the period January 1, 2011 to September 30, 2011.

Impairment of Long-lived Assets – The Company assesses the impairment of long-lived assets, including property, plant, and equipment, and long-lived intangible assets associated with noncompetition agreements and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the undiscounted future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the period January 1, 2011 to September 30, 2011.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Deferred Financing Costs – Deferred financing costs are charged to operations as additional interest expense over the life of the underlying debt using the effective interest method. Deferred financing costs charged to the consolidated statement of operations as interest expense during the period January 1, 2011 to September 30, 2011 was $1,848.

Income Taxes – The Company is a limited liability corporation for income tax purposes and is not taxed at the corporate level. The Company’s income, loss, deductions, and credits are passed through to its members in computing member tax liabilities. The Company is subject to Texas Gross Margin Income Tax. In accordance with the provisions of the FASB ASC Topic 740, Income Taxes, the Company has evaluated their status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition – Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Cash discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded and were $9,060 for the period January 1, 2011 to September 30, 2011. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded. Cash discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-based Compensation – The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under FASB ASC Topic 718, Compensation – Stock Compensation. ASC Topic 718 requires all forms of share-based payments to employees, including options, to be recognized as unit-based compensation expense and included in selling, general, and administrative expense on the consolidated statement of operations. The unit-based compensation expense is the fair value of the awards at the measurement date. Further, ASC Topic 718 requires unit-based compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee Benefit Plans – B&L Supply has a defined contribution profit-sharing plan for eligible full-time employees with one year of service with B&L Supply. Contributions by B&L Supply are discretionary. B&L Supply also has a qualified 401(k) plan, which provides benefits to employees.

Fair Value of Financial Instruments – The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes.

New Accounting Standards – From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

In October 2009, the FASB issued ASC Topic 605, Revenue Recognition, which provided guidance on whether multiple deliverables exist, how the deliverables should be separated, and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available; third-party evidence if vendor-specific objective evidence is not available; or estimated selling price if neither vendor-specific

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

or third-party evidence is available. The Company is required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The adoption of this new guidance did not have a material effect on the Company’s financial position or results of operations.

(2)	Property, Plant, and Equipment – Net

Property, plant, and equipment – net at September 30, 2011, consisted of the following:

Land and land improvements	$59
Building	791
Equipment and computers	396

Total property, plant, and equipment	1,246
Less accumulated depreciation	(95)

Property, plant, and equipment – net	$1,151

Substantially all of the Company’s property, plant, and equipment serve as collateral for the Company’s long-term debt. Depreciation expense for the period January 1, 2011 to September 30, 2011 was $72.

(3)	Intangible Assets

Intangible assets at September 30, 2011 consisted of the following:

	Gross carrying value	Accumulated amortization	Net carrying value
Customer relationships	$154,262	(15,621)	138,641
Noncompetition agreements	2,000	(446)	1,554
Tradenames	10,000	—	10,000

Total other intangible assets	$166,262	(16,067)	150,195

The fair value of customer relationships and noncompetition agreements were derived at acquisition of B&L Supply using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considered future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames were derived at acquisition of B&L Supply using a relief from royalty valuation method which assumed that the owner of intellectual property is relieved from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization, while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $10,818 for the period January 1, 2011 to September 30, 2011.

The following table presents the Company’s scheduled amortization expense associated with intangible assets:

Year ending December 31:
2011 (remaining)	$3,606
2012	14,424
2013	14,424
2014	14,424
2015	14,278
Thereafter	79,039

$140,195

The remaining amortization period for customer relationships was approximately 9.9 years at September 30, 2011. The remaining amortization period for noncompetition agreements was approximately 3.9 years at September 30, 2011.

(4)	Credit Arrangements and Long-Term Debt

Credit arrangements and long-term debt consisted of the following at September 30, 2011:

$125,000 Term Loan; interest accrues at adjusted London Interbank Offered Rate (LIBOR), plus 9.0% for LIBOR loans, and Prime plus 8.0% for Base Rate Loans (11.0% weighted average at September 30, 2011); secured by a first priority lien on principal assets (other than working capital assets); due August 19, 2015	$118,750
$75,000 ABL Facility, interest accrues at a base rate of Prime plus 2.0% to 2.5% for Base Rate Loans, and LIBOR plus 3.0% to 3.5%; for LIBOR loans (4.25% weighted average at September 30, 2011); due August 19, 2014	23,250
Seller Note, net of discount of $5,745 at September 30, 2011; interest accrues at 8.0% compounding annually with a portion of interest payable annually on April 15; due August 19, 2019	48,493

Total	190,493
Less current portion	(9,375)

Long-term debt	$181,118

Term Loan – on August 19, 2010, the Company issued a $125,000 aggregate principal amount term note (Term Loan) under a Credit Agreement (the Term Loan Agreement). The proceeds from the issuance of the Term Loan were used to fund a portion of the total purchase price for the B&L Acquisition.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

The Term Loan Agreement requires quarterly principal payments which began December 31, 2010, of $1,562, or 0.0125%, of the original principal amount through September 30, 2011; $2,344, or 0.0188%, of the original principal amount through September 30, 2012; and $3,125, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015, at which time the remainder of the loan balance is due. Principal payments for the period January 1, 2011 to September 30, 2011 were $4,688.

Effective for the year ending December 31, 2011, the Term Loan Agreement also requires potential mandatory annual principal prepayments from Excess Cash Flow (the ECF Prepayment), as defined by the Term Loan Agreement, based on audited financial statements of B&L Supply for the period August 19, 2010 through December 31, 2011 and each fiscal year end thereafter. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements, which must be submitted within 90 days after year-end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity (the Liquidity Test), as defined by the Term Loan Agreement. Deferred amounts may be payable in future periods to the extent B&L Supply satisfies the Liquidity Test.

The Company can prepay the Term Loan at any point in time subject to a make-whole payment or prepayment fee as defined by the Term Loan Agreement payable prior to the fourth anniversary of the Term Loan. The Term Loan also contains a mandatory prepayment with respect to additional debt issuance, which is subject to the same make-whole payment or prepayment fee. The ECF Prepayments are not subject to a make-whole payment or prepayment fee. There were no prepayments for the period January 1, 2011 to September 30, 2011.

Prior to August 19, 2012, the Company may at its option, redeem some or all of the Term Loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (i) the prepayment fee as of the second anniversary of the closing and (ii) interest that would be required through August 19, 2012, assuming the adjusted LIBOR is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is paid as follows:

Percentage
On or prior:
August 19, 2013	105.50%
August 19, 2014	102.75

The Term Loan is secured by:

(i)	first-priority liens and security interests, subject to permitted liens, in the Company’s principal assets (other than the working capital assets, which collateralize the ABL Facility), including material real property, fixtures, and equipment, intellectual property (including certain intellectual property located outside of the United States; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the United States and Canada) and capital stock of the Company’s direct subsidiary, B&L Supply; and

(ii)	second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the ABL Facility), in substantially all of the Company’s cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory, and accounts receivable, and all proceeds therefrom, in each case currently owned or acquired in the future.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts are subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the Term Loan is effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

The Term Loan Agreement contains various covenants that limit the Company’s discretion in the operation of its business. Financial covenants include:

(i)	a maximum total leverage ratio, as defined by the Term Loan Agreement, requiring a ratio of no more than 2.5 to 1.0 at September 30, 2011; 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	a minimum consolidated interest coverage ratio, as defined by the Term Loan Agreement, requiring a minimum ratio of 3.25 to 1.0 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	limitations on capital expenditures with maximum annual capital expenditures of $3,500 for the period August 19, 2010 through December 31, 2011, and $3,000 for the years ending December 31, 2012 and thereafter.

The Term Loan Agreement, among other things, also limits:

(i)	the Company’s ability and the ability of the Company’s subsidiary to incur additional indebtedness, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of the Company’s business, and enter into certain transactions with affiliates;

(ii)	the Company’s ability to pay dividends or make certain other restricted payments; and

(iii)	the Company’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey, or otherwise dispose of all or substantially all of their respective assets.

At September 30, 2011, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the Term Loan Agreement.

ABL Facility – On August 19, 2010, B&L Supply entered into the ABL Facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents. An initial borrowing of $43,584 was used to fund a portion of the total purchase price for the B&L Acquisition.

Actual credit availability is defined as the lesser of (i) the revolving commitment of $75,000 or (ii) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (the Borrowing Base). The Company may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees and letters of credit. At September 30, 2011, there was $23,250 in outstanding cash borrowings under the ABL Facility and there were no outstanding bank guarantees or letters of credit. Borrowing availability under the ABL Facility was $51,750 at September 30, 2011.

Borrowings under the ABL Facility accrue interest at a base rate of prime plus 2.0% to 2.5% and LIBOR plus 3.0% to 3.5%. Interest rate risk associated with the ABL Facility’s variable rate debt is minimal due to the short-term nature of borrowings. The ABL Facility also contains an unused line commitment fee calculated on a quarterly basis at a rate of 0.5%, 0.625%, and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

bank guarantees and letters of credit. Unused line commitment fees for the period January 1, 2011 to September 30, 2011 were $134 and are included in interest expense on the consolidated statement of operations.

The ABL Facility is secured by a first-priority security interest in all of the working capital assets of the Company, including trade accounts receivable and inventory.

The ABL Facility contains financial, affirmative, and negative covenants, including a consolidated fixed charge coverage ratio, as defined by the ABL Facility Agreement, not to be less than a ratio of 1.10 to 1.00 and a limitation of capital expenditures not to exceed $3,500 for the period August 19, 2010 through December 31, 2011 and $3,000 in 2012 and thereafter. The ABL Facility also provides for limitations, among others, on additional indebtedness; the making of distributions, loans, and advances; transactions with affiliates; mergers; and the sale of assets.

At September 30, 2011, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the ABL Facility.

Note Payable to Seller – In connection with the B&L Acquisition, the Company entered into a $50,000 Seller Note with the sole shareholder of Old B&L, who currently serves as a board member of the Company. The Seller Note accrues interest at an aggregate interest rate of 8.0% per annum compounded annually. In connection with the fair value of assets acquired and liabilities in the B&L Acquisition, the fair value of the Seller Note was determined to be $43,750 with an original discount of $6,250. The discount was calculated based on the estimated price that would be received to sell, or paid to transfer, a liability in an orderly transaction between market participants on August 19, 2010. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. The remaining portion of the accrued interest is added to the Seller Note principal balance to be paid at maturity. At September 30, 2011, cumulative accrued interest added to the Seller Note was $4,239 and is included in long-term debt.

The following table presents the Company’s schedule principal payments excluding mandatory prepayments, if any, associated with long-term debt:

Year ending December 31:
2011 (remaining)	$2,344
2012	10,157
2013	12,500
2014	35,750
2015	81,249
Thereafter	48,493

Total	$190,493

(5)	Members’ Interest

The Amended and Restated Limited Liability Company Operating Agreement of the Company dated August 19, 2010 (the B&L LLC Agreement) provides that all aspects of the management, operation, and policy of the Company are vested exclusively in the Company’s board of directors (the Board). The composition of the Board is determined from time to time exclusively by Fund IV. Fund IV is managed by the same JCP (Jefferies Capital Partners) Managing Member as the JCP Funds. Except for Fund IV, the

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

members of the Company, which are the holders of the Class A Common Units and any other limited liability company interests of the Company, have no voting or approval rights unless such approvals are deemed to have been given.

Under the B&L LLC Agreement, the Board has sole and complete discretion in determining whether to issue additional limited liability company interests (Units), the number, type, class, or series of Units to be issued at any particular time, the purchase price and form of consideration for any Units issued, and all other terms, conditions, obligations, and relative rights and preference of such Units.

The B&L LLC Agreement generally restricts the transfer (including pledge) of Class A Common Units and Class B Common Units. Exceptions to this restriction include transfers approved in advance in writing by the Board and Fund IV and transfers to permitted transferees, such as spouses, children, grandchildren, and estate planning vehicles, in each case so long as any transferee complies with the B&L LLC Agreement and subject to certain other conditions and limitations. Fund IV has drag-along rights whereby, if Fund IV approves an approved sale, as defined by the B&L LLC Agreement, each investor will be required to (i) consent to and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the approved sale; (ii) if the approved sale is structured as a sale of Units, sell all or a pro rata portion of such member’s or permitted transferee’s units and any options, warrants or other rights to acquire Units on the terms and conditions approved by the Board; (iii) if the approved sale is structured as a sale of assets, take all actions necessary to approve, authorize, and cooperate with such sale and cause the liquidation of the Company, if requested by the Board, following the consummation of such approved sale; and (iv) take all other reasonably necessary and desirable actions requested by the Board, including, without limitation, executing the applicable purchase agreement and related documents and agreeing to representations and warranties (including those made by the Company), escrow obligations, indemnification obligations, and other obligations to which the JCP Funds are subject. An approved sale is (i) a merger involving the Company, or any of its subsidiaries, and Edgen Murray II, L.P., or any of its subsidiaries (see Note 11 – Related Party Transactions), (ii) the sale of control of the Company, whether by merger, consolidation, sale of the Company’s outstanding Units, or other equity securities, sale of all, or substantially all, of its assets or otherwise to a person that is not an affiliate of the JCP Funds; or (iii) the sale, transfer, contribution, redemption, exchange, conversion, or other disposition of the Units, whether to the Company or its affiliate, other than a sale of control of the Company.

As long as the JCP Funds collectively own 10% or more of the Class A Common Units, except in a public offering or an approved sale, and subject to certain other exceptions and limitations, if JCP Funds sell any Class A Common Units to an unaffiliated third party, the holders of Class A Common Units have tag-along rights to sell a proportionate number of their Class A Common Units. The B&L LLC Agreement requires the Company to offer each holder that is an accredited investor of Class A Common Units the right to purchase, on a pro rata basis, debt or equity securities of the Company upon any new issuance of such securities to the JCP Funds or certain of their affiliates, subject to the conditions and exceptions set forth in the B&L LLC Agreement.

Class A Common Units – On August 19, 2010, the Company issued 65,000 Class A Common Units at $1,000 per unit. A Class A Common Unit represents a fractional part of ownership of the Company and is entitled to share in the profit and losses of the Company, which are allocated annually in accordance with the B&L LLC Agreement. Under the B&L LLC Agreement, the Board must approve all distributions. Any distributions are made in proportion to the number of Class A Common Units and Class B Common Units held by each holder of Common Units, subject to certain exceptions.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Class B Common Units – Under the B&L LLC Agreement, the Company granted 1,041.6 Class B Common Units to employees of Edgen Murray Corporation (EMC) for services provided to the Company in the completion of the B&L Acquisition. Class B Common Units are substantially identical to Class A Common Units except that holders of Class B Common Units are not entitled to the tag-along rights or preemptive rights or to any distribution to the extent receipt would be inconsistent with treatment of the Class B Common Units as profits interests within the meaning of U.S. Treasury regulations and pronouncements. The fair value of a Class B Common Unit was estimated at $748 per unit and was based on a valuation methodology, which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A Common Units, including Class A restricted units and options, to determine the fair value of a Class B Common Unit at the grant date.

Restricted Units – The Bourland & Leverich Equity Incentive Plan (the B&L Equity Incentive Plan) authorizes the granting of awards to employees and other eligible participants of up to 3,925 restricted units subject to restrictions on transfer until such time as they vest into Class A Common Units governed by the B&L LLC Agreement.

Unit Options – The B&L Equity Incentive Plan also allows the Company to provide unit options to purchase Class A Common Units as incentives and rewards for employees and other eligible participants. Under the B&L Equity Incentive Plan, the Company can grant a maximum of 5,940 unit options minus the number of Class B Common Units outstanding. At September 30, 2011, there were 1,041.6 Class B Common Units outstanding.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company, which in the judgment of the Board (or committee appointed by the Board) necessitates action by adjusting the terms of the outstanding awards or units, the Board (or committee appointed by the Board), in its full discretion, may make appropriate adjustment in the number and kind of equity interests authorized by the B&L Equity Incentive Plan and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate.

Upon a sale of the Company, the Board (or committee appointed by the Board) may (i) accelerate vesting; (ii) terminate unexercised awards with a 20-day notice; (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option; (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity; and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the B&L LLC Agreement, the Board (or committee appointed by the Board), at its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

(6)	Unit-Based Compensation

The Company has a plan under which nonvested restricted units and unit options to purchase the Company’s Class A Common Units have been granted to executive officers, directors, employees, and employees of a limited member. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit-based compensation awards are settled with

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Class A Common Units. The unit-based compensation expense that has been recorded for these plans within the consolidated statement of operations for the period January 1, 2011 to September 30, 2011 was as follows:

Unit-based compensation expense by type:
Unit options	$340
Restricted units	586

Total unit-based compensation expense	926

Tax benefit recognized	—

Unit-based compensation expense – net of tax	$926

The Company also granted unit-based awards to employees of a limited member. The amortization of those unit-based awards of $381 is reflected as a noncash distribution for the period January 1, 2011 to September 30, 2011. Total amortization of restricted units and unit options was $1,307 and is shown at the consolidated statement of members’ interest for the period January 1, 2011 to September 30, 2011.

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC Topic 718.

Unit Options – Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire seven years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

During the period January 1, 2011 to September 30, 2011, the Company granted 581.3 unit options with a weighted average fair value at grant date of $1,174 per unit. The weighted average fair value per unit was estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for unit options awarded in the period were as follows:

Weighted average Black-Scholes assumptions:
Risk-free interest rate	2.2%
Expected volatility	75.0
Expected dividend yield	None
Expected term	5.0 years

As no historical data was available, the Company calculated the expected term for unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

Unit Option Activity – A summary of unit option activity for the period January 1, 2011 to September 30, 2011 is as follows:

	Number of options	Weighted- average exercise price
Outstanding – January 1, 2011	4,317.2	$1,000
Granted	581.3	3,062
Exercised	—	—
Canceled or expired	—	—

Outstanding – September 30, 2011	4,898.5	1,245

Exercisable – September 30, 2011	863.4	1,000

At September 30, 2011, there was $2,776 of unit-based compensation expense related to nonvested unit option awards yet to be recognized over a weighted average period of 2.1 years. Of this expense, $2,078 will be recognized as an expense by the Company and the remaining expense relating to unit options granted to employees of a limited member will be recognized as a noncash distribution.

Restricted Units – Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods based upon the program, but generally vest in five years and convert to unrestricted Class A Common Units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the award’s vesting period.

During the period January 1, 2011 to September 30, 2011, the Company granted to certain employees 562.5 restricted units authorized under the B&L Equity Incentive Plan. The grant date weighted average fair value per unit granted was $3,062 based on a valuation methodology that uses comparable company market value approach.

Restricted Unit Activity – A summary of restricted unit activity for the period January 1, 2011 to September 30, 2011 is as follows:

Number of units
Outstanding – January 1, 2011	3,362.5
Granted	562.5
Vested	(672.5)
Canceled	—

Outstanding – September 30, 2011	3,252.5

All outstanding restricted units vest over various time periods. As of September 30, 2011, 672.5 restricted units were vested.

The weighted average grant date fair value of all nonvested restricted units as of September 30, 2011 was $1,419 per unit. The weighted average grant date value of the restricted units, which vested in the period January 1, 2011 to September 30, 2011, was $1,075 per unit. At September 30, 2011, there was $4,357 of unit-based compensation expense related to nonvested restricted units yet to be recognized over a weighted average period of 2.1 years. Of this expense, $3,689 will be recognized as an expense by the Company and the remaining expense relating to restricted units granted to employees of a limited member will be recognized as a noncash distribution.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

(7)	Commitments and Contingencies

Employment agreements – In the ordinary course of business, the Company has entered into employment contracts with certain executives. Among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings – The Company is from time to time a party to various claims and legal proceedings related to the business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against Company that, in the opinion of Company’s management, are likely to have a material effect on Company’s business, financial condition, results of operations, or liquidity.

(8)	Concentration of Risks

The Company has a significant concentration of credit risk in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition and, generally, the Company does not require collateral from its customers.

For the period January 1, 2011 to September 30, 2011, the Company’s 10 largest customers represented approximately 63% of the Company’s sales, and two customers exceeded 10% and accounted for 31% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. During the period January 1, 2011 to September 30, 2011, the Company’s 10 largest OCTG product vendors accounted for approximately 95% of the Company’s OCTG product purchases. Two of the Company’s OCTG product vendors exceeded 10% and accounted for approximately 66% of the Company’s OCTG product purchases with the single largest OCTG product vendor accounting for approximately 53% of the Company’s OCTG product purchases for the period. The loss of any significant supplier could adversely affect the Company.

(9)	Fair Value

The comparison of carrying value and fair value of the Company’s financial instruments at September 30, 2011 is presented below:

	Carrying value	Fair value
Term loan	$118,750	116,375

The fair value of the Term Loan has been estimated based upon the most recent trades of the debt as of the balance sheet date by participating banks in a secondary market. The fair value amount is not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments. The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

The Company follows the provisions of ASC Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC Topic 820 establishes a hierarchy for inputs used in measuring fair value. The Company did not have any financial assets and liabilities that were accounted for at fair value on a recurring basis at September 30, 2011.

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

(10)	Employee Benefit Plans

The Company maintains the Bourland & Leverich Supply Co. 401(k) plan, which provides for a defined contribution profit sharing plan and a 401(k) plan for eligible employees. The profit sharing plan allows for participation of eligible full-time employees with over one year of service with the Company. Contributions by the Company are discretionary. For the period January 1, 2011 to September 30, 2011, the Company recorded approximately $216 of contribution expense related to its defined contribution profit sharing plan.

The qualified 401(k) plan allows all employees who have met the eligibility requirements to participate, which includes all full-time employees with over one year of service. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to Internal Revenue Service limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the period January 1, 2011 to September 30, 2011, the Company recorded approximately $127 of contribution expense related to its qualified 401(k) retirement plan as the plan did not become active until January 1, 2011.

(11)	Related-Party Transactions

The Managing Member, JCP Funds, controls the Company. JCP Funds also has an investment in Edgen Murray II LP (EM II LP) and its subsidiaries, including, but not limited to, EMC. In connection with the B&L Acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in the Company. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as a nonexecutive chairman of the Board of the Company. In addition, certain JCP Funds employees, who serve as directors of the Managing Member, serve on the Board of EM II LP.

On the anniversary of the Term Loan Agreement, the Company pays in advance an annual administration fee of $100 to the administrative agent of the Term Loan, Jefferies Finance LLC. For the period January 1, 2011 to September 30, 2011, the Company recognized approximately $12 related to this administrative fee which was recorded in selling, general and administrative expenses at the consolidated statement of operations. The remaining prepaid balance of $88 at September 30, 2011 is recorded in prepaid expenses and other current assets at the consolidated balance sheet.

The Company entered into a services agreement with EMC to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting, and other administrative services, for a $2,000 annual fee payment and reimbursement of expenses. Selling, general, and administrative expense on the consolidated statement of operations includes $1,500 of service fee expense related to the services agreement for the period January 1, 2011 through September 30, 2011. Administrative expenses paid by EMC on behalf of the Company were $424 in the nine months ended September 30, 2011 of which $203 was included in account payable-affiliated at the consolidated balance sheet at September 30, 2011. In the normal course of business, the Company had sales to EMC of $62 for the period January 1, 2011 through September 30, 2011.

In August 2010, the Company granted equity awards to EM II LP’s chief executive officer, who serves as a board member of the Company, and certain EMC employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B Common Units, all of which vest over a five-year period. For the period January 1, 2011 to September 30, 2011, the Company recognized $381 of compensation expense related to these equity awards which were recorded as a noncash distribution to limited members on the consolidated statement of members’ interest for the period January 1, 2011 to

BOURLAND & LEVERICH HOLDINGS LLC

AND SUBSIDIARY

Notes to Consolidated Financial Statements (Continued)

September 30, 2011

September 30, 2011. The Company granted no equity awards to the EM II LP chief executive officer or EMC employees in the period January 1, 2011 to September 30, 2011.

In addition to EM II LP, JCP also holds a significant investment in one of the Company’s customers. For the period January 1, 2011 through September 30, 2011, the Company had sales to that customer of approximately $576. At September 30, 2011, the Company had approximately $388 of accounts receivable from the customer included in its consolidated balance sheet.

During the period January 1, 2011 to September 30, 2011, the Company made cash distributions to limited members of $109 as a result of certain income tax withholding requirements for foreign limited members.

(12)	Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of September 30, 2011.

(13)	Subsequent Event

The Company evaluated for subsequent events through December 29, 2011, the date these financial statements were available for issuance, and concluded that there were no significant subsequent events requiring recognition or disclosure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of

Bourland & Leverich Holdings LLC

Pampa, Texas

We have audited the accompanying consolidated balance sheet of Bourland & Leverich Holdings LLC and Subsidiary (the “Company”) as of December 31, 2010, and the related consolidated statements of operations, members’ interest, and cash flows for the period from July 19, 2010 to December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bourland & Leverich Holdings LLC at December 31, 2010, and the results of its operations and its cash flows for the period from July 19, 2010 to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New Orleans, LA

April 29, 2011

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2010
(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$386
Accounts receivable — net of allowance for doubtful accounts of $254	49,698
Accounts receivable — affiliated	3
Inventory	108,420
Prepaid expenses and other current assets	282

Total current assets	158,789

PROPERTY, PLANT, AND EQUIPMENT — Net	1,095

OTHER INTANGIBLE ASSETS	161,013

DEFERRED FINANCING COSTS	11,308

TOTAL	$332,205

LIABILITIES AND MEMBERS’ INTEREST

CURRENT LIABILITIES:
Accounts payable	$38,463
Accounts payable — affiliated	14,342
Accrued expenses and other current liabilities	4,239
Accrued interest payable	558
Current portion of long-term debt	7,031

Total current liabilities	64,633
LONG-TERM DEBT	195,797

Total liabilities	260,430

COMMITMENTS AND CONTINGENCIES
MEMBERS’ INTEREST:
Managing member	30,412
Limited members	41,363

Total members’ interest	71,775

TOTAL	$332,205

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

SALES	$239,673

OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization shown separately below)	212,572
Selling general, and administrative expense	7,039
Depreciation and amortization expense	5,274

Total operating expenses	224,885

INCOME FROM OPERATIONS	14,788

OTHER INCOME (EXPENSE):
Other income (expense) — net	161
Interest expense — net	(8,456)

INCOME BEFORE INCOME TAX EXPENSE	6,493

INCOME TAX EXPENSE	—

NET INCOME	$6,493

See notes to consolidated financial statements

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF MEMBERS’ INTEREST

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

	Number of Units
	Managing Members	Limited Members	Managing Members	Limited Members	Total
BALANCE – July 19, 2010	—	—	$—	$—	$—
Issuance of Class A Common Units	27,760.0	37,240.0	27,760	37,240	65,000
Issuance of Class B Common Units	—	1,041.6	—	—	—
Issuance of restricted Class A Common Units	—	3,362.5	—	—	—
Net income	—	—	2,652	3,841	6,493
Amortization of restricted units and unit options	—	—	—	525	525
Distributions to limited members	—	—	—	(243)	(243)

BALANCE – December 31, 2010	27,760.0	41,644.1	$30,412	$41,363	$71,775

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010

(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,274
Accretion of discount on long-term debt	161
Amortization of deferred financing costs	916
Noncash accrual of interest on note payable to seller (“Seller Note”)	1,479
Unit-based compensation expense	339
Gain on sale of property, plant, and equipment	(16)
Changes in assets and liabilities:
Increase in accounts receivable	(2,673)
Decrease in inventory	1,976
Increase in prepaid expenses and other current assets	(282)
Decrease in accounts payable	(5,418)
Increase in accrued expenses and other current liabilities	2,378

Net cash provided by operating activities	10,627

CASH FLOWS FROM INVESTING ACTIVITIES:
B&L Acquisition – net of cash acquired	(220,376)
Purchases of property, plant, and equipment	(39)
Proceeds from sale of equipment	18

Net cash used in investing activities	(220,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Term Loan	125,000
Proceeds from issuance of Class A Common Units	65,000
Proceeds from Asset Based Loan (“ABL”) Facility	43,584
Payments to ABL Facility	(9,584)
Deferred financing costs	(12,224)
Principal payments on Term Loan	(1,563)
Distributions to limited members	(57)

Net cash provided by financing activities	210,156

NET INCREASE IN CASH AND CASH EQUIVALENTS	386

CASH AND CASH EQUIVALENTS—Beginning of period	—

CASH AND CASH EQUIVALENTS—End of period	$386

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$5,298

NONCASH INVESTING AND FINANCING ACTIVITIES:	$3,615

Issuance of restricted units

Noncash distribution to limited members	$186

See notes to consolidated financial statements.

BOURLAND & LEVERICH HOLDINGS LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010, AND FOR THE PERIOD FROM JULY 19, 2010 TO DECEMBER 31, 2010 (in thousands, except per unit data and number of units)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations:

Bourland & Leverich Holdings LLC (the “Company”) was formed on July 19, 2010 for the purpose of acquiring through Bourland & Leverich Supply Co. LLC (“B&L Supply”), which is a wholly owned subsidiary of the Company, certain assets and working capital and other contractual liabilities of Bourland & Leverich Holding Company and its subsidiaries (“Old B&L”) which together comprised Old B&L’s oil country tubular goods (OCTG) distribution business (the “B&L Acquisition”). The B&L Acquisition closed on August 19, 2010.

The Company is headquartered in Pampa, Texas, and distributes carbon and alloy OCTG products to the United States onshore oil and natural gas exploration and production industry. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

Significant Accounting Policies:

Basis of Presentation — The consolidated financial statements and notes to the consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S. (GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Generally Accepted Accounting Principles Topic, Accounting Standards Codification (ASC) 105. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, B&L Supply, which reflects the B&L Acquisition on August 19, 2010 and its subsequent operations. The B&L Acquisition was accounted for under ASC 810, Business Combinations. All significant intercompany transactions and balances have been eliminated in the consolidation.

Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and other intangible assets.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash and cash equivalents.

Accounts Receivable — Accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventories — Inventories consist of carbon and alloy oil country tubular products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from five to 10 years for equipment and computers, and 10 to 40 years for buildings and land improvements. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Other Intangible Assets — Other identifiable intangible assets include customer relationships, tradenames, and noncompetition agreements. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships and noncompetition agreements are amortized on a straight-line basis over their estimated useful lives; 11 years for customer relationships, and five years for noncompetition agreements. Identifiable intangible assets with an indefinite useful life, including tradenames, are evaluated annually for impairment and more frequently if circumstances dictate, by comparing the carrying amount to the fair value of the individual assets.

No impairment of the tradenames was recorded for the period from July 19, 2010 to December 31, 2010, as the fair value of the tradenames exceeded its carrying amounts at January 1, 2011, the Company’s annual impairment test date.

Impairment of Long-lived Assets — The Company assesses the impairment of long-lived assets, including property, plant, and equipment, and long-lived intangible assets associated with noncompetition agreements and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the undiscounted future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the period from July 19, 2010 to December 31, 2010.

Deferred Financing Costs — Deferred financing costs are charged to operations as additional interest expense over the life of the underlying debt using the effective interest method. Deferred financing costs charged to the statement of operations as interest expense during the period from July 19, 2010 to December 31, 2010 was $916.

Income Taxes — The Company is a limited liability corporation for income tax purposes and is not taxed at the corporate level. The Company’s income, loss, deductions, and credits are passed through to its members in computing member tax liabilities. In accordance with the provisions of the ASC 740, Income Taxes, the Company has evaluated their status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition — Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded net of discounts and rebates. Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales. Product discounts to customers are accounted for as reductions in revenues in the same period revenues are recorded and were $3,892 for the period from July 19, 2010 to December 31, 2010.

Equity-based Compensation — The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under ASC 718, Compensation Stock — Compensation. ASC 718 requires all forms of share-based payments to employees, including options, to be recognized as unit-based compensation expense and included in selling, general, and administrative expenses on the consolidated statement of operations. The unit-based compensation expense is the fair value of the awards at the measurement date. Further, ASC 718 requires unit-based compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Employee Benefit Plans — B&L Supply has a profit-sharing plan (defined contribution) for eligible full-time employees with one year of service with B&L Supply. Contributions by B&L Supply are discretionary. B&L Supply also has a qualified 401(k) plan which provides benefits to employees. See Note 11 for further detail on these employee benefit plans.

Fair Value of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt is based on estimated market quotes or recent trades.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

Revenue Recognition — In October 2009, the FASB issued ASC 605, Revenue Recognition, which provided guidance on whether multiple deliverables exist, how the deliverables should be separated, and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available; third-party evidence if vendor-specific objective evidence is not available; or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company does not expect the adoption of this new guidance to have a material effect on its financial position or results of operations.

2.	B&L ACQUISITION

On July 21, 2010, the Company’s wholly-owned subsidiary, B&L Supply, executed an asset purchase agreement (the “Asset Purchase Agreement”) with Old B&L. Under the Asset Purchase Agreement, the Company acquired substantially all of the assets and certain liabilities comprising the OCTG business of Old B&L. Old B&L is a U.S.-based distributor of carbon and alloy OCTG products to the domestic onshore oil and natural gas exploration and production industry and is located in Pampa, Texas.

The B&L Acquisition closed on August 19, 2010. The total purchase price of the B&L Acquisition was $278,480, which consisted of $220,376 in cash (including a preliminary working capital adjustment of $18,212), a $50,000 five-year subordinated note payable (the “Seller Note”), net of discount of $6,250, a final working capital adjustment of $13,393, and a balance due to Old B&L of $961. Both the final working capital adjustment and balance due to Old B&L were included in accounts payable — affiliated on the consolidated balance sheet at December 31, 2010. The fair market value of the Seller Note at the acquisition date was $43,750 (See Note 5).

The cash purchase price of $220,376, deferred financing costs of $11,974, and acquisition costs of $1,234 were funded through cash proceeds from the issuance of a $125,000 Term Loan, $65,000 from the issuance of Class A Common Units, and $43,584 in borrowings under the Company’s ABL Facility. The acquisition costs were expensed in selling, general and administrative expenses on the consolidated statement of operations for the period from July 19, 2010 to December 31, 2010.

The financial statements reflect the B&L Acquisition on August 19, 2010 and its subsequent operations.

The fair value of the assets acquired and liabilities assumed relating to the B&L Acquisition is summarized below:

Accounts receivable	$47,028
Inventory	110,425
Prepaid expenses and other current assets	12
Property, plant, and equipment	1,083
Customer relations	154,262
Noncompetition agreement	2,000
Tradenames	10,000
Accounts payable	(42,523)
Accrued expenses and other current liabilities	(3,807)

Purchase price	$278,480

As a result of the determination of the fair value of assets acquired, including other intangible assets, and liabilities assumed from the acquisition, no goodwill was recognized.

3.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2010, consisted of the following:

Land and land improvements	$59
Building	791
Equipment and computers	270

Total property, plant, and equipment	1,120

Less accumulated depreciation	(25)

Property, plant, and equipment — net	$1,095

Substantially all of the Company’s U.S. property, plant, and equipment serve as collateral for the Company’s long-term debt (see Note 5). Depreciation expense for the period from July 19, 2010 to December 31, 2010 was $25.

4.	INTANGIBLE ASSETS

Intangible assets at December 31, 2010 consisted of the following:

	Gross		Net
	Carrying	Accumulated	Carrying
	Value	Amortization	Value
Customer relationships	$154,262	$(5,103)	$149,159
Noncompetition agreements	2,000	(146)	1,854
Tradenames	10,000	—	10,000

Total other intangible assets	$166,262	$(5,249)	$161,013

The fair value of customer relationships and noncompetition agreements has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the Company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms, and the likelihood of competition in the absence of the agreement. The useful lives for customer relationships have been estimated based on historical experience.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships and noncompetition agreements are subject to amortization, while tradenames have indefinite lives and are not subject to amortization. Amortization expense was $5,249 for the period from July 19, 2010 to December 31, 2010.

The following table presents scheduled amortization expense for the next five years:

2011	$14,424
2012	14,424
2013	14,424
2014	14,424
2015	14,424

The weighted-average remaining amortization period for customer relationships was 10.6 years at December 31, 2010. The weighted-average remaining amortization period for noncompetition agreements was 4.6 years at December 31, 2010.

5.	CREDIT ARRANGEMENTS AND LONG-TERM DEBT

Credit arrangements and long-term debt consisted of the following at December 31, 2010:

$125,000 Term Loan; interest accrues at one-month and three-month London InterBank Offered Rate (LIBOR), plus 9.0% for LIBOR loans, and Prime plus 8.0% for Base Rate Loans (11.0% weighted-average at December 31, 2010); secured by a lien on principal assets (other than working capital assets); due August 19, 2015	$123,438
$75,000 ABL Facility, interest accrues at a Base Rate of Prime plus 2.0% to 2.5% and LIBOR plus 3.0% to 3.5%; (3.9% weighted-average at December 31, 2010); due August 19, 2014	34,000
Note payable to seller, net of discount of $6,089 at December 31, 2010; interest accrues at 8.0% compounding annually with a portion of interest payable annually on April 15; due August 19, 2019	45,390

Total	202,828

Less current portion	(7,031)

Long-term debt	$195,797

Term Loan — On August 19, 2010, the Company issued a $125,000 aggregate principal amount term note (“Term Loan”) under a Credit Agreement (the “Term Loan Agreement”). The proceeds from the issuance of the Term Loan were used to acquire Old B&L (See Note 2).

The Term Loan Agreement requires quarterly principal payments beginning December 31, 2010, of $1,562, or 0.0125%, of the original principal amount through September 30, 2011; $2,344, or 0.0188%, of the original principal amount through September 30, 2012; and $3,125, or 0.025%, of the original principal amount thereafter through the maturity date of August 19, 2015. Principal payments for the period from July 19, 2010 to December 31, 2010 were $1,563.

Effective for the year ending December 31, 2011, the Term Loan Agreement also requires potential mandatory annual principal prepayments from Excess Cash Flow (the “ECF Prepayment”), as defined by the Term Loan Agreement, based on audited financial statements of B&L Supply for the year ended December 31, 2011. Such mandatory prepayments are required to be paid within two business days after the issuance of B&L Supply’s audited financial statements, which must be filed within 90 days after year end. These mandatory prepayments will be deferred to the extent necessary for B&L Supply to maintain certain liquidity (the “Liquidity Test”), as defined by the Term Loan Agreement. Deferred amounts may be payable in future periods to the extent B&L satisfies the Liquidity Test.

The Company can prepay the Term Loan at any point in time subject to a make-whole payment or prepayment fee as defined by the Term Loan Agreement. The Term Loan also contains a mandatory prepayment with respect to indebtedness which is subject to the same make-whole payment or prepayment fee. There were no prepayments for the period from July 19, 2010 to December 31, 2010.

Prior to August 19, 2012, the Company may at its option, redeem some or all of the Term Loan plus a make-whole amount calculated with respect to the amount repaid. The make-whole amount is defined as the present value of (i) the prepayment fee as of the second anniversary of the closing and (ii) interest that would be required through August 19, 2012, assuming the adjusted LIBOR rate is the greater of the rate in effect on the date of determination or 2.0%. The present value is determined using a discount rate equal to the U.S. Treasury Rate as of the date of determination plus 50 basis points. On or after August 19, 2012, a prepayment fee is also paid as follows:

On or Prior:	Percentage
August 19, 2013	105.50%
August 19, 2014	102.75%

The Term Loan is secured by:

(i)	First-priority liens and security interests, subject to permitted liens, in the Company’s principal assets (other than the working capital assets which collateralize the ABL Facility), including material real property, fixtures, and equipment, intellectual property (including certain intellectual property located outside of the U.S.; provided that the perfection of the security interest in intellectual property assets is limited to those that may be perfected by the making of a filing in the U.S. and Canada) and capital stock of the Company’s direct subsidiary, B&L Supply; and

(ii)	Second-priority liens and security interests, subject to permitted liens (including first-priority liens securing the ABL Facility), in substantially all of the Company’s cash and cash equivalents, deposit and securities accounts, accounts receivable, inventory, other personal property relating to such inventory, and accounts receivable, and all proceeds therefrom, in each case currently owned or acquired in the future.

Under an intercreditor agreement, the security interest in certain assets consisting of cash and cash equivalents, inventory, accounts receivable, and deposit and securities accounts are subordinated to a lien thereon that secures the Company’s ABL Facility. As a result of such lien subordination, the Term Loan is effectively subordinated to the Company’s ABL Facility to the extent of the value of such assets.

The Term Loan Agreement contains various covenants that limit the Company’s discretion in the operation of its business. Financial covenants include:

(i)	A maximum total leverage ratio, as defined by the Term Loan Agreement, requiring a ratio of no more than 3.0 to 1.0 at September 30, 2010, and December 31, 2010; 2.75 to 1.0 at March 31, 2011; 2.5 to 1.0 at June 30 and September 30, 2011; 2.25 to 1.0 at December 31, 2011; and 2.0 to 1.0 at March 31, 2012 and thereafter;

(ii)	A minimum consolidated interest coverage ratio, as defined by the Term Loan Agreement, requiring a minimum ratio of 3.25 to 1.0 for the periods ended September 30, 2010 through December 31, 2011, and 3.5 to 1.0 for the period March 31, 2012, and thereafter; and

(iii)	Limitations on capital expenditures with maximum annual capital expenditures of $3,500 for the year ended December 31, 2011, and $3,000 for the years ended December 31, 2012 and thereafter.

The Term Loan Agreement, among other things, also limits:

(i)	The Company’s ability and the ability of the Company’s subsidiaries to incur additional indebtedness, issue shares of preferred stock, incur liens, make certain investments and loans, enter into sale and leaseback transactions, make material changes in the nature or conduct of the Company’s business, and enter into certain transactions with affiliates;

(ii)	The Company’s ability to pay dividends or make certain other restricted payments; and

(iii)	The Company’s ability and the ability of its subsidiaries to merge or consolidate with any other person or sell, assign, transfer, convey, or otherwise dispose of all or substantially all of their respective assets.

At December 31, 2010, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the Term Loan Agreement.

ABL Facility — On August 19, 2010, B&L Supply entered into the ABL Facility with Regions Bank and RBS Business Capital, a division of RBS Asset Finance, Inc., as co-collateral agents, an initial borrowing of $43,584 was used to fund a portion of the total purchase price for the B&L Acquisition (See Note 2).

Actual credit availability is defined as the lesser of (i) the revolving commitment of $75,000 or (ii) an availability amount based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the ABL Facility (the “Borrowing Base”). The Company may utilize the ABL Facility for borrowings as well as for the issuance of bank guarantees and letters of credit. At December 31, 2010, there was $34,000 in outstanding cash borrowings under the ABL Facility and there were no outstanding letters of credit. Borrowing availability under the ABL Facility was $41,000 at December 31, 2010.

The ABL Facility also contains an unused line commitment fee commencing on August 19, 2010, calculated on a quarterly basis at a rate of 0.5%, 0.625%, and 0.75% based on the daily average excess of the lesser of the total revolving commitment over outstanding borrowings and utilization of availability for bank guarantees and letters of credit. Unused line commitment fees for the period from July 19, 2010 to December 31, 2010, were $82 and are included in interest expense — net on the consolidated statement of operations.

The ABL Facility is secured by a first-priority security interest in all of the working capital assets of the Company, including trade accounts receivable and inventories.

The ABL Facility contains financial, affirmative, and negative covenants, including a consolidated fixed charge coverage ratio, as defined by the ABL Facility agreement, not to be less than a ratio of 1.1 to 1.00 and a limitation of capital expenditures not to exceed $3.5 million in 2011 and $3.0 million in 2012 through 2015. The ABL Facility also provides for limitations, among others, on additional indebtedness; the making of distributions, loans, and advances; transactions with affiliates; mergers; and the sale of assets.

At December 31, 2010, the Company was in compliance with the financial, affirmative, and negative covenants applicable under the ABL Facility.

Note Payable to Seller — In connection with the B&L Acquisition, the Company entered the Seller Note which accrues interest at an aggregate interest rate of 8.0% per annum compounded annually. In connection with the fair value of assets acquired and liabilities in the B&L Acquisition, the fair value of the Seller Note was determined to be $43,750 with a discount of $6,250. The discount was calculated based on the estimated price that would be received to sell or paid to transfer a liability in an orderly transaction between market participants on August 19, 2010. The Seller Note accrues interest at a base rate of 2.18% and a contingent interest rate of 5.82% for an aggregate interest rate of 8.0%. A portion of the accrued interest equal to 37.5% of the base rate is due annually on April 15 until maturity. At December 31, 2010, accrued interest on the Seller Note was $1,479, for which $151 was payable on April 15, 2011.

6.	MEMBERS’ INTEREST

The Limited Liability Company Agreement of the Company and the Amended and Restated Operating Agreement of the Company dated August 19, 2010 (collectively, the “B&L LLC Agreement”), provides that all aspects of the management, direction, and policy of the Company are vested exclusively in the Company’s board of directors (the “Board”). The composition of the Board is determined from time to time exclusively by Jefferies Capital Partners (“JCP” or the “Managing Member”) IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC, (collectively, “Fund IV”), investment funds managed by the same JCP manager, in its sole discretion as the Managing Member. The members of the Company, which are the holders of the Class A Common Units and any other limited liability company interests of the Company, have no voting or approval rights unless such approvals are deemed to have been given.

Under the B&L LLC Agreement, the Board has sole and complete discretion in determining whether to issue additional limited liability company interests (“Units”), the number, type, class, or series of Units to be issued at any particular time, the purchase price and form of consideration for any Units issued, and all other terms, conditions, obligations, and relative rights and preference of such Units.

The B&L LLC Agreement generally restricts the transfer (including pledge) of Class A Common Units and Class B Common Units. Exceptions to this restriction include transfers approved in advance in writing by the Board and Fund IV and transfers to permitted transferees, such as spouses, children, grandchildren, and estate planning vehicles, in each case so long as any transferee complies with the B&L LLC Agreement and subject to certain other conditions and limitations. Fund IV has “drag-along” rights whereby, if Fund IV approves an approved sale, as defined by the B&L LLC Agreement, each investor will be required to (i) consent to and raise no objections against, and waive dissenters and appraisal rights (if any) with respect to, the approved sale, (ii) if the approved sale is structured as a sale of Units, sell all or a pro rata portion of such member’s or permitted transferee’s units and any options, warrants or other rights to acquire Units on the terms and conditions approved by the Board, (iii) if the approved sale is structured as a sale of assets, take all actions necessary to approve, authorize, and cooperate with such sale and cause the liquidation of the Company, if requested by the Board, following the consummation of such approved sale, and (iv) take all other reasonably necessary and desirable actions requested by the Board, including, without limitation, executing the applicable purchase agreement and related documents and agreeing to representations and warranties (including those made by the Company), escrow obligations, indemnification obligations, and other obligations to which the JCP Funds are subject. An approved sale is a merger involving the Company, or any of its subsidiaries, and Edgen Murray II, L.P., or any of its subsidiaries, (ii) the sale of control of the Company, whether by merger, consolidation, sale of the Company’s outstanding Units, or other equity securities, sale of all, or substantially all, of its assets or otherwise to a person that is not an affiliate of the JCP Funds, or (ii) the sale, transfer, contribution, redemption, exchange, conversion, or other disposition of the Units, whether to the Company or its affiliate, other than a sale of control of the Company.

So long as the funds managed by JCP collectively own 10% or more of the Class A Common Units, the Company has not completed a qualified public offering or an Approved Sale, and subject to certain other exceptions and limitations, if a JCP Fund sells any Class A Common Units to an unaffiliated third party, the holders of Class A Common Units have “tag-along” rights to sell a proportionate number of their Class A Common Units. The B&L LLC Agreement requires the Company to offer each holder of Class A Common Units that is an accredited investor the right to purchase, on a pro rata basis, debt or equity securities of the Company upon any new issuance of such securities to the funds managed by JCP or certain of their affiliates, subject to the conditions and exceptions set forth in the B&L LLC Agreement.

Class A Common Units — On August 19, 2010, the Company issued 65,000 Class A Common Units at $1,000 per unit. A Class A Common Unit represents a fractional part of ownership of the limited liability company (“LLC”) and is entitled to share in the profit and losses of the Company which are allocated annually in proportion to the number of common units held by each common unit holder. Under the B&L LLC Agreement, the Managing Member participates in the net assets and results of operations of the Company based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited members participate as well. For the Managing Member, this ratio was approximately 40.0% at December 31, 2010. Under the B&L LLC Agreement, the Managing Member must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units. Cash distributions of $57 were made to limited members as a result of certain income tax withholding requirements for foreign limited members for the period from July 19, 2010 to December 31, 2010.

Class B Common Units — Under the B&L LLC Agreement, the Company granted 1,041.6 Class B Common Units to employees of Edgen Murray Corporation (“EMC”) for services provided to the Company in the completion of the B&L Acquisition. Class B Common Units are substantially identical to Class A Common Units except that holders of Class B Common Units are not entitled to the tag-along rights or preemptive rights or to any distribution to the extent receipt would be inconsistent with treatment of the Class B Common Units as “profits interests” within the meaning of U.S. Treasury regulations and pronouncements. The fair value of a Class B Common Unit was estimated at $748 per unit and was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which was divided by the total outstanding Class A Common Units, including Class A restricted units and options, to determine the fair value of a Class B Common Unit at the grant date.

Restricted Units — The Bourland & Leverich Equity Incentive Plan (the “B&L Equity Incentive Plan”) authorizes the granting of awards to employees of up to 3,925 Class A Common Units restricted units (“restricted units”). The restricted units are subject to restrictions on transfer until such time as they vest and are governed by the B&L LLC Agreement.

Immediately after the B&L Acquisition, the Company granted 3,362.5 restricted units with a per unit fair value of $1,075 to certain employees and employees of EMC, an affiliated entity. The per unit fair value of a restricted unit of $1,075 was based on a valuation methodology which uses a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding Class A Common Units to determine the fair value of a common unit at the grant date.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the Managing Member may make appropriate adjustment in the number and kind of equity interests authorized by the B&L Equity Incentive Plan as it determines appropriate.

Unit Options — The B&L Equity Incentive Plan also allows the Company to provide unit options to purchase Class A Common Units as incentives and rewards for employees. Under the B&L Equity Incentive Plan, a maximum of 5,940 unit options can be granted. During 2010, the Company granted 4,317.2 unit options with a fair value of $745 per unit using the Black-Scholes option pricing model.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company, which in the judgment of the Managing Member necessitates action by adjusting the terms of the outstanding awards or units, the Managing Member, in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the Managing Member may (i) accelerate vesting, (ii) terminate unexercised awards with a 20-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity, and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the B&L LLC Agreement, the Managing Member, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

7.	EQUITY-BASED COMPENSATION

The Company has a plan under which nonvested restricted units and unit options to purchase the Company’s Class A Common Units have been granted to executive officers, directors and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common units. The unit-based compensation expense that has been recorded for these plans within the consolidated statement of operations for the period from July 19, 2010 to December 31, 2010, was as follows:

Unit-based compensation expense by type:
Unit options	$137
Restricted units	202

Total unit-based compensation expense	339
Tax benefit recognized	—

Unit-based compensation expense — net of tax	$339

The Company also granted equity-based awards to employees of a limited member. The amortization of those restricted units and unit options is reflected as a noncash distribution for the period from July 19, 2010 to December 31, 2010.

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period — generally five years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in ASC 718.

Unit Options — Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire seven years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each unit option granted during 2010 was $745. The fair value per unit was estimated on the date of grant using the Black-Scholes pricing model. The weighted-average assumptions for unit options awarded in 2010 were as follows:

Risk-free interest rate	1.87%
Expected volatility	75.0%
Expected dividend yield	None
Expected term	6.5 years

As no historical data was available, the Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit Option Activity — A summary of unit option activity for the period from July 19, 2010 to December 31, 2010 is as follows:

	Number of Options	Weighted- Average Exercise Price
Outstanding — July 19, 2010	—	$—

Granted	4,317.2	1,000
Exercised	—	—
Canceled or expired	—	—

Outstanding — December 31, 2010	4,317.2	$1,000

Exercisable — December 31, 2010	—	$1,000

At December 31, 2010, there was $3,013 of unit-based compensation expense related to nonvested unit option awards yet to be recognized over a weighted average period of 4.6 years.

The information relating to the Company’s unit options outstanding at December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Weighted- Number Exercisable	Average Exercise Price
$1,000	4,317.2	$1,000	4.6	—	$1,000

Restricted units — The B&L Equity Incentive Plan also authorizes the granting of awards to the Company’s employees up to 3,925 Class A restricted units; the restricted units are subject to restrictions on transfer until such time as they vest and are governed by the B&L LLC Agreement.

Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest in five years and convert to unrestricted common units at the conclusion of the vesting period. All, or a portion of, an award may be canceled if employment is terminated before the end of the relevant vesting period.

At December 31, 2010, all 3,362.5 outstanding restricted units were time-based vesting awards which are expected to vest in the future. As of December 31, 2010, no restricted units were vested.

The weighted-average fair value of all restricted units granted for the period from July 19, 2010 to December 31, 2010, was $1,075. The Company’s valuation methodology for determining the $1,075 fair value of a restricted unit granted in 2010 was based on a valuation methodology which used a combined discounted cash flow valuation and comparable company market value approach which is divided by the total outstanding common units to determine the fair value of a common unit at the grant date.

At December 31, 2010, there was $3,350 of unit-based compensation expense related to nonvested restricted units yet to be recognized over a weighted average period of 4.6 years.

8.	COMMITMENTS AND CONTINGENCIES

Employment agreements — In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal proceedings — The Company is from time to time a party to various claims and legal proceedings related to the business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against Company that, in the opinion of Company’s management, are likely to have a material adverse effect on Company’s business, financial condition, results of operations, or liquidity.

9.	CONCENTRATION OF RISKS

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition and, generally, the Company does not require collateral from its customers.

For the period from July 19, 2010 to December 31, 2010, the Company’s 10 largest customers represented approximately 70.5% of the Company’s sales, and two customers exceeded 10% and accounted for 31.3% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable.

The Company relies on a limited number of third parties to supply its inventory. During the period from July 19, 2010 to December 31, 2010, the Company’s 10 largest supplier(s) accounted for approximately 90.4% of the Company’s purchases, and the Company’s single largest supplier(s) accounted for approximately 46.2% of the Company’s purchases for these periods. The loss of any significant supplier could adversely affect the Company.

10.	FAIR VALUE

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2010, is presented below:

	Carrying Value	Fair value
Term Loan	$123,438	$126,523
Cash and cash equivalents at bank and in hand	386	386
Accounts receivable	49,698	49,698
Accounts payable	38,463	38,463

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the Term Loan, excluding unamortized discount, has been estimated based upon interest rate spreads of comparable companies approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash and cash equivalents at bank and in hand, accounts receivable, and accounts payable approximates their fair values.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

The Company follows the provisions of ASC 820, Fair Value Measurements and Disclosures for financial assets and liabilities that are measured and reported at fair value on a recurring basis. ASC 820 establishes a hierarchy for inputs used in measuring fair value. The Company did not have any financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010.

11.	EMPLOYEE BENEFIT PLANS

The Company maintains the Bourland & Leverich Supply Co. 401(k) plan which provides for a defined contribution profit sharing plan and a 401(k) plan for eligible employees. The profit sharing plan allows for participation of eligible full-time employees with over one year of service with the Company. Contributions by the Company are discretionary. For the period from July 19, 2010 to December 31, 2010, the Company made no contributions to the profit sharing plan.

The qualified 401(k) plan allows all employees who have met the eligibility requirements to participate which includes all full-time employees with over one year of service. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to Internal Revenue Service limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the period from July 19, 2010 to December 31, 2010, the Company made no contributions to the 401(k) plan as the plan did not become active until January 1, 2011.

12.	RELATED-PARTY TRANSACTIONS

The Managing Member, JCP, controls the Company. JCP also has an investment in Edgen Murray II LP (“EM II LP”) and its subsidiaries, including, but not limited to, EMC. In connection with the B&L Acquisition, EMC invested $10,000 in exchange for 14.5% of the common equity in the Company. The president and chief executive officer of EMC, who is also the chairman and director of EM II LP, serves as a nonexecutive chairman of the Board of the Company. In addition, certain JCP employees, who serve as directors of the Managing Member, serve on the Board of EM II LP.

For the period from July 19, 2010 to December 31, 2010, the Company had sales to EMC of $1,058. The Company had a receivable from EMC of $3, which was included in accounts receivable — affiliated on its consolidated balance sheet at December 31, 2010.

The Company also entered into a services agreement with EMC to provide certain general and administrative services including, but not limited to, information technology support services, legal, treasury, tax, financial reporting, and other administrative services, for a $2,000 annual fee payment and reimbursement of expenses. Selling, general, and administrative expense on the statement of operations includes $740 of service fee expense related to the services agreement for the period July 19, 2010 through December 31, 2010.

In August 2010, the Company granted equity awards to the EM II LP’s chief executive officer, who serves as a board member of the Company, and certain EMC employees. The equity awards include 800 Class A restricted units, 1,206 Class A unit options, and 1,041.55 Class B Common Units, all of which vest over a five-year period. For the period from July 19, 2010 to December 31, 2010, the Company recognized $186 of compensation expense related to these equity awards which has been recorded as a noncash distribution to limited members on the statement of members’ interest for the period from July 19, 2010 to December 31, 2010.

During the period from July 19, 2010 to December 31, 2010, the Company made cash distributions to limited members of $57 as a result of certain income tax withholding requirements for foreign limited members.

13.	OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements as of December 31, 2010.

14.	SUBSEQUENT EVENT

The Company evaluated for subsequent events through April 29, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure.

*  *  *  *  *  *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Bourland & Leverich Holding Company and Subsidiaries

Pampa, Texas

We have audited the accompanying combined balance sheet of Bourland & Leverich Holding Company and Subsidiaries (the “Company”) as of August 19, 2010, and the related combined statements of operations, shareholder’s equity and comprehensive income, and cash flows for the period from October 1, 2009 to August 19, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Bourland & Leverich Holding Company and Subsidiaries at August 19, 2010, and the results of its operations and its cash flows for the period from October 1, 2009 to August 19, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

New Orleans, LA

April 29, 2011

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED BALANCE SHEET

AT AUGUST 19, 2010

(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$39,978
Trade accounts receivable — net of allowance for doubtful accounts of $429	47,149
Inventories	110,425
Note receivable from shareholder	102
Prepaid expenses and other current assets	112

Total current assets	197,766

PROPERTY, PLANT, AND EQUIPMENT — Net	992

AVAILABLE-FOR-SALE SECURITY	924

TAX DEPOSIT AND OTHER ASSETS	11,265

TOTAL	$210,947

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$42,832
Accrued liabilities	4,840

Total current liabilities	47,672

COMMITMENTS AND CONTINGENCIES

SHAREHOLDER’S EQUITY:
Common stock	100
Additional paid-in capital	47
Accumulated other comprehensive loss	(726)
Retained earnings	163,986
Treasury stock	(132)

Total shareholder’s equity	163,275

TOTAL	$210,947

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF OPERATIONS

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

SALES	$491,617

OPERATING EXPENSES:
Cost of sales	428,902
Selling, general, and administrative expense	12,510
Depreciation	164

Total operating expenses	441,576

INCOME FROM OPERATIONS	50,041

OTHER INCOME (EXPENSE):
Other income	1,951
Interest expense — net	(1,091)

INCOME BEFORE INCOME TAX EXPENSE	50,901

INCOME TAX EXPENSE	—

NET INCOME	$50,901

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE INCOME

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

	Common Shares Outstanding	Common Shares Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Shares	Treasury Shares Amount	Total
BALANCE — October 1, 2009	1,000	$100	$47	$—	$141,085	18	$(132)	$141,100
Net income					50,901			50,901
Other comprehensive loss:
Unrealized loss on available-for-sale security				(726)				(726)
Comprehensive income								50,175
Distributions paid					(28,000)			(28,000)

BALANCE — August 19, 2010	1,000	$100	$47	$(726)	$163,986	18	$(132)	$163,275

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

COMBINED STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 1, 2009 THROUGH AUGUST 19, 2010

(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$50,901
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	164
Changes in assets and liabilities:
Trade accounts receivable	(13,665)
Inventories	(27,085)
Tax deposit and other assets	18,952
Accounts payable	18,077
Accrued expenses	301

Net cash provided by operating activities	47,645

CASH FLOWS FROM INVESTING ACTIVITY — Proceeds from sale of available-for-sale security	225

Net cash provided by investing activity	225

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payment of note payable to shareholder	(30,000)
Payment for note receivable from shareholder	(102)
Distributions paid to shareholder	(28,000)

Net cash used in financing activities	(58,102)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,232)

CASH AND CASH EQUIVALENTS—Beginning of period	50,210

CASH AND CASH EQUIVALENTS—End of period	$39,978

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest to shareholder	$1,230

See notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

(In thousands)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations — Bourland & Leverich Holding Company (the “Company”) was formed September 12, 1977 in the state of Texas for the purpose of enhancing the corporate structure and operations of its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C.

The Company is headquartered in Pampa, Texas and distributes carbon and alloy oil country tubular (“OCTG”) products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

On August 19, 2010, substantially all of the assets and certain liabilities comprising the OCTG business of the Company were sold to the Bourland & Leverich Holdings LLC (“B&L Holdings”). B&L Holdings was formed on July 19, 2010 for the purpose of acquiring through its wholly owned subsidiary, Bourland and Leverich Supply Co. LLC, certain assets and working capital and other contractual liabilities of the Company. In accordance with the terms of the Asset Purchase Agreement, excluded from the assets and liabilities of the Company’s OCTG business sold to B&L Holdings were current assets totaling $41,225, noncurrent assets totaling $11,265, and total current liabilities of $1,342.

Significant Accounting Policies

Basis of Presentation — The combined financial statements and notes are presented in accordance with accounting principles generally accepted in the U.S. (“generally accepted accounting principles” or “GAAP”) in accordance with the Financial Accounting Standards Board’s (“FASB”), Accounting Standards Codification (“ASC”) Topic 105, Generally Accepted Accounting Principles. The combined financial statements include the financial results of the Company and its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C. The combined financial statements do not include the Company’s 15% investment in Bourland & Leverich Partnership, LLP.

Use of Estimates — The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable and inventory and the recognition of sales rebates and discounts.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents were $23,460 at August 19, 2010 and consist of certificates of deposit, money market accounts and reverse repurchase agreements for the overnight investment of excess cash in U.S. government and government agency obligations.

Available-for-sale Security — Investments in securities that the Company does not hold for trading purposes and are expected to be sold prior to maturity are classified as available-for-sale. The Company reports available-for-sale securities at fair value and resulting unrealized gains or losses are reflected in the combined statement of shareholder’s equity and comprehensive income. At August 19, 2010, the Company’s available-for-sale security consisted of a $1,650 principal balance investment in an auction rate security (“ARS”). The fair value of the ARS was $924 at August 19, 2010. The ARS has a maturity of 2027 but provides liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined intervals every 35 days. These auctions began to fail in February of 2008. Although the Company has continued to receive interest payments from the ARS, the related principal amounts will not be accessible until a successful auction occurs, a buyer is found outside the auction process, the issuer calls the security, or the security matures in 2027. The Company has concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, the available-for-sale security has been classified as a non-current asset on the combined balance sheet at August 19, 2010. There was unrealized loss of $726 recorded on the ARS for the period ended August 19, 2010 included in the combined statement of shareholder’s equity and comprehensive income for the period October 1, 2009 through August 19, 2010.

Trade Accounts Receivable — Customer accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts.

Inventories — Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment, Net — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from 5 to 15 years for equipment and computers, and 15 to 39 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

Impairment of Long-Lived Assets — The Company assesses the impairment of long-lived assets, including property, plant, and equipment, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the period October 1, 2009 through August 19, 2010.
Income Taxes — The Company is a Subchapter S corporation for income tax purposes and is not taxed at the corporate level. Instead, the Company’s income, loss, deductions, and credits are passed through to its shareholder in computing individual tax liabilities. The Company is subject to a Texas Gross Margin Income Tax. In accordance with the provisions of the FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, the Company has evaluated its status as a pass-through entity and believes there is sufficient positive evidence to support this position.

Revenue Recognition — Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Product discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded.

Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs billed to customers are also included in sales.

Employee Benefit Plans — The Company has a defined contribution profit sharing plan for eligible full-time employees with one year of service with the Company. Contributions by the Company are discretionary. The Company also has a qualified 401(k) plan, which provides benefits to employees.

Fair Values of Financial Instruments — The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and note receivable from shareholder approximate their fair value due to the short maturity of those instruments.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

Revenue Recognition, ASC Topic 605: Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force. In October 2009, the FASB issued guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific or third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted. The Company does not expect the adoption of this new guidance to have a material impact on our financial position or results of operations.

2.	SUBCHAPTER S TAX DEPOSIT

The Company maintains a tax deposit with the Internal Revenue Service (“IRS”) in accordance with Subchapter S requirements in order to allow the Company to maintain its fiscal year-end of September 30. This deposit is adjusted annually based on the Company’s prior year taxable income and totaled $11,250 at August 19, 2010. The deposits are included in tax deposit and other assets on the combined balance sheet.

3.	PROPERTY, PLANT, AND EQUIPMENT — NET

Property, plant, and equipment at August 19, 2010 consisted of the following:

Land and land improvements	$131
Building and leasehold improvements	959
Vehicles and trailers	1,022
Office furniture and equipment	855
Equipment and computers	361

3,328
Less accumulated depreciation	(2,336)

Property, plant, and equipment — net	$992

Depreciation expense for the period October 1, 2009 through August 19, 2010 was $164.

4.	COMMITMENTS AND CONTINGENCIES

The Company is from time to time a party to various claims and legal proceedings related to the Company’s business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against the Company that, in the opinion of the Company’s management, are likely to have a material effect on the Company’s business, financial condition, results of operations or liquidity.

5.	CONCENTRATION OF RISKS

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition and, generally, the Company does not require collateral from its customers.

For the period October 1, 2009 through August 19, 2010, the Company’s 10 largest customers represented approximately 72% of the Company’s sales, and two customers exceeded 10% and accounted for 36% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. During the period October 1, 2009 through August 19, 2010, the Company’s 10 largest OCTG product vendors accounted for approximately 95% of the Company’s purchases, and two OCTG product vendors exceeded 10% and accounted for approximately 68% of the Company’s OCTG product purchases for the period. The loss of any significant supplier could adversely affect the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market accounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to certain limits. At August 19, 2010, the Company had approximately $15,676 in excess of FDIC insured limits. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions.

6.	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

The Company follows the provisions of ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 — Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3 — Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company’s financial assets that were accounted for at fair value on a recurring basis as of August 19, 2010 are shown in the table below:

	At August 19, 2010
	Level 1	Level 2	Level 3	Total
Financial assets:
Available-for-sale security	$—	$924	$—	$924
Investments in money market funds	1,961	—	—	1,961

Total financial assets	$1,961	$924	$—	$2,885

Available-for-Sale Security — As discussed at Note 1, Organization and Summary of Significant Accounting Policies, the available-for-sale security consists of the Company’s investment in an ARS. To estimate the market value at August 19, 2010, the Company used Level 2 inputs consisting of the market value for shares of the identical securities in a secondary market.

Investments in Money Market Funds — The fair values of the Company’s investments in money market funds are based on the quoted market prices for the net asset value of the various money market funds.

7.	EMPLOYEE BENEFIT PLANS

The Company has a defined contribution profit sharing plan, which includes all full-time employees with over one year of service. The contribution to the plan is discretionary. For the period October 1, 2009 through August 19, 2010, the Company recorded approximately $830 of contribution expense related to its defined contribution profit sharing plan.

The Company has a qualified 401(k) retirement plan, which covers eligible employees. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to IRS limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the period October 1, 2009 through August 19, 2010, the Company contributed approximately $118. Effective August 31, 2010, the Company’s qualified 401(k) retirement plan was partially terminated. In conjunction with the partial termination, all participants became 100% vested and were given various distribution options.

8.	RELATED-PARTY TRANSACTIONS

During the period October 1, 2009 through August 19, 2010, the Company paid in full a $30,000 note payable to its shareholder. Interest on the note was accrued during the period at prime plus 1.50%. Interest expense incurred and paid to the shareholder during the period October 1, 2009 through August 19, 2010 was approximately $1,230. At August 19, 2010, the Company has a note receivable from shareholder, due on demand, with no stated interest rate. The note receivable from shareholder is unsecured. During the period October 1, 2009 through August 19, 2010, the Company made distributions to its shareholder in the amount of $28,000.

9.	SUBSEQUENT EVENTS

The Company evaluated for subsequent events through the date these combined financial statements were issued, November 2, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure other than the sale of the Company on August 19, 2010 and the partial termination of the Company’s qualified 401(k) retirement plan on August 31, 2010.

Independent Auditors’ Report

The Board of Directors

Bourland & Leverich Holding Company and Subsidiaries:

We have audited the accompanying combined balance sheet of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009, and the related combined statements of operations, shareholder’s equity, and cash flows for the year then ended. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Bourland & Leverich Holding Company and subsidiaries as of September 30, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Baton Rouge, Louisiana

October 7, 2011

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Balance Sheet

September 30, 2009

(In thousands)

Assets
Current assets:
Cash and cash equivalents	$50,210
Trade accounts receivable - net of allowance for doubtful accounts of $429	33,484
Inventories	83,340
Prepaid expenses and other current assets	3,260

Total current assets	170,294
Property, plant, and equipment - net	1,156
Available-for-sale security	1,875
Tax deposit and other assets	27,069

Total assets	$200,394

Liabilities and Shareholder’s
Current liabilities:
Accounts payable	$24,755
Note payable to shareholder	30,000
Accrued liabilities	4,539

Total current liabilities	59,294

Commitments and contingencies

Shareholder’s equity:
Common stock	100
Additional paid-in capital	47
Retained earnings	141,085
Treasury stock	(132)

Total shareholder’s equity	141,100

Total liabilities and shareholder’s equity	$200,394

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Operations

Year ended September 30, 2009

(In thousands)

Sales	$927,186
Operating expenses:
Cost of sales, including lower of cost or market adjustment of $39,259	786,833
Selling, general, and administrative expense	17,891
Depreciation	211

Total operating expenses	804,935

Income from operations	122,251

Other income (expense)
Other income	896
Interest expense - net	(611)

Income before income tax expense	122,536

Income tax expense	—

Net income	$122,536

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Shareholder’s Equity

Year ended September 30, 2009

(In thousands, except share data)

	Common shares outstanding	Common shares amount	Additional paid-in capital	Retained earnings	Treasury shares	Treasury shares amount	Total
Balance - October 1, 2008	1,000	$100	$47	$315,549	18	$(132)	$315,564
Net income and comprehensive income	—	—	—	122,536	—	—	122,536
Distributions paid	—	—	—	(297,000)	—	—	(297,000)

Balance - September 30, 2009	1,000	$100	$47	$141,085	18	$(132)	$141,100

See accompanying notes to combined financial statements.

BOURLAND & LEVERICH HOLDING COMPANY

AND SUBSIDIARIES

Combined Statement of Cash Flows

Year ended September 30, 2009

(In thousands)

Cash flows from operating activities:
Net income	$122,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	211
Allowance for doubtful accounts	1,687
Gain on sale of equipment	(14)
Lower of cost or market adjustment on inventories	39,259
Changes in assets and liabilities:
Trade accounts receivable	150,139
Inventories	66,541
Tax deposit and other assets	(24,450)
Accounts payable	(106,225)
Accrued liabilities and other current liabilities	(6,987)

Net cash provided by operating expenses	242,697

Cash flows from investing activities:
Proceeds from sale of available-for-sale security	5,700
Purchases of property, plant, and equipment	(113)
Proceeds from the sale of equipment	15

Net cash provided by investing activities	5,602

Cash flows from financing activities:
Distributions paid to shareholder	(297,000)

Net cash used in financing activity	(297,000)

Net decrease in cash and cash equivalents	(48,701)
Cash and cash equivalents - beginning of period	98,911

Cash and cash equivalents - end of period	$50,210

Supplemental disclosure of cash flow information:
Cash paid for interest to shareholder	$1,488

See accompanying notes to combined financial statements.

(1)	Organization and Summary of Significant Accounting Policies

Description of Operations

Bourland & Leverich Holding Company (the Company) was formed September 12, 1977 in the state of Texas for the purpose of enhancing the corporate structure and operations of its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C.

The Company is headquartered in Pampa, Texas and distributes carbon and alloy oil country tubular (OCTG) products. The Company’s products include surface casing, production casing and tubing, and specialty tubulars, all of which are consumed during the completion and finishing of productive oil and natural gas wells. The Company’s customers include major and large independent North American oil and natural gas exploration and production companies.

Significant Accounting Policies

(a)	Basis of Presentation

The combined financial statements and notes to the combined financial statements are presented in accordance with accounting principles generally accepted in the U.S. (generally accepted accounting principles or GAAP) in accordance with the Financial Accounting Standards Board’s (FASB), Accounting Standards Codification (ASC) Topic 105, Generally Accepted Accounting Principles. The combined financial statements include the financial results of the Company and its wholly owned subsidiaries, Bourland & Leverich Holding Company of Nevada, B&L Supply Properties, LLC, and Bourland & Leverich Supply Co., L.C. The combined financial statements do not include the Company’s 15% investment in Bourland & Leverich Partnership, LLP.

(b)	Use of Estimates

The preparation of the Company’s combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of trade accounts receivable and inventories and the recognition of sales rebates and discounts.

(c)	Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents were $48,027 at September 30, 2009 and consist of certificates of deposit, money market accounts and reverse repurchase agreements for the overnight investment of excess cash in U.S. government and government agency obligations.

(d)	Available-For-Sale Security

Investments in securities that the Company does not hold for trading purposes and are expected to be sold prior to maturity are classified as available-for-sale. The Company reports available-for-sale securities at fair value and resulting unrealized gains or losses are included in accumulated other comprehensive income at the combined statement of shareholder’s equity. At September 30, 2009, the Company’s available-for-sale security consisted of a $1,875 investment in an auction rate security (ARS). The ARS has a maturity of 2027 but provides liquidity through a Dutch auction process that resets the applicable interest rate at predetermined intervals every 35 days. These auctions began to fail in February of 2008. Although the Company has continued to receive interest payments from the ARS, the related principal amounts will not be accessible until a successful auction occurs, a buyer is found outside the auction process, the issuer calls the security, or the security matures in 2027. The Company has concluded that the auctions for these securities may continue to fail for at least the next 12 months and as a result, the available-for-sale security has been classified as a noncurrent asset on the combined balance sheet at September 30, 2009. There was no unrealized gain or loss recorded on the ARS for the year ended September 30, 2009.

(e)	Trade Accounts Receivable

Customer accounts receivable is shown net of allowance for doubtful accounts. The allowance for doubtful accounts reflects the Company’s estimate of the uncollectible accounts receivable based on the aging or other collectability attributes of specific customer receivable accounts. For the year ended September 30, 2009, the Company recorded a bad debt expense of $1,687 for trade accounts receivable written off in the period. Bad debt expense is included in selling, general, and administrative expense in the combined statement of operations for the year ended September 30, 2009.

(f)	Inventories

Inventories consist of carbon and alloy OCTG products and are stated at the lower of cost or market (net realizable value). Cost is determined by the average cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on the lower of the estimated replacement cost or the estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items. Due to deteriorating market conditions in its industry, in the year ended September 30, 2009, the Company reduced the carrying value of its inventory to its net realizable value resulting in a charge of $39,259 to cost of sales in the combined statement of operations.

(g)	Property, Plant, and Equipment, Net

Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from 5 to 15 years for equipment and computers, and 15 to 39 years for buildings and land improvements. Ordinary maintenance and repairs, which do not extend the physical or economic lives of the plant or equipment, are charged to expense as incurred.

(h)	Impairment of Long-Lived Assets

The Company assesses the impairment of long-lived assets, including property, plant, and equipment, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than such asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. No impairment of these long-lived assets was identified for the year ended September 30, 2009.

(i)	Income Taxes

The Company is a Subchapter S corporation for income tax purposes and is not taxed at the corporate level. Instead, the Company’s income, loss, deductions, and credits are passed through to its shareholder in computing individual tax liabilities. The Company is subject to a Texas Gross Margin Income Tax. In accordance with the provisions of the FASB ASC Topic 740, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, the Company has evaluated its status as a pass-through entity and believes there is sufficient positive evidence to support this position.

(j)	Revenue Recognition

Revenue is recognized on product sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer, and collectability is reasonably assured. Product discounts and rebates to customers are accounted for as reductions in revenues in the same period revenues are recorded. An allowance for product returns is estimated by the Company based on historical trends and accounted for as a reduction in revenue in the same period revenues are recorded.

Discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs billed to customers are also included in sales.

(k)	Employee Benefit Plans

The Company has a defined contribution profit sharing plan for eligible full-time employees with one year of service with the Company. Contributions by the Company are discretionary. The Company also has a qualified 401(k) plan, which provides benefits to employees.

(l)	Fair Value of Financial Instruments

The Company measures fair value of financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and note payable to shareholder approximate their fair value due to the short maturity of those instruments.

(m)	New Accounting Standards

From time to time, new accounting pronouncements are issued by the FASB, which are adopted by the Company as of the specified effective date.

Effective October 1, 2008, the Company adopted ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), for measurement and disclosure with respect to financial assets and liabilities. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about fair value measurements. The measurement and disclosure requirements of ASC 820 can be found at note 6, Fair Value Measurements and Financial Instruments.

(2)	Subchapter S Tax Deposit

The Company maintains a tax deposit with the Internal Revenue Service (IRS) in accordance with Subchapter S requirements in order to allow the Company to maintain its fiscal year-end of September 30. This deposit is adjusted annually based on the Company’s prior year taxable income and totaled $27,050 at September 30, 2009. The deposits were included in other assets on the combined balance sheet.

(3)	Property, Plant, and Equipment – Net

Property, plant, and equipment – net at September 30, 2009 consisted of the following:

Land and land improvements	$131
Building and leasehold improvements	959
Vehicles and trailers	1,022
Office furniture and equipment	855
Equipment and computers	361

3,328
Less accumulated depreciation	(2,172)

Property, plant, and equipment – net	$1,156

(4)	Commitments and Contingencies

The Company is from time to time a party to various claims and legal proceedings related to the Company’s business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against the Company that, in the opinion of the Company’s management, are likely to have a material effect on the Company’s business, financial condition, results of operations, or liquidity.

(5)	Concentration of Risks

Based on the nature of its customer base, the Company does not believe that it has any significant concentrations of credit risk other than its concentration in the oil and gas industry. The Company evaluates the creditworthiness of its major new and existing customers’ financial condition, and generally, the Company does not require collateral from its customers.

For the year ended September 30, 2009, the Company’s 10 largest customers represented approximately 75% of the Company’s sales, and two customers exceeded 10% and accounted for 37% of total sales. Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its OCTG products. For the year ended September 30, 2009, the Company’s 10 largest OCTG product vendors accounted for approximately 93% of the Company’s OCTG product purchases. Two OCTG product vendors exceeded 10% and accounted for 70% of the OCTG product purchases with the single largest OCTG product vendor accounting for approximately 56% of the Company’s OCTG product purchases for the year. The loss of any significant OCTG product supplier could adversely affect the Company.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of money market accounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. At September 30, 2009, the Company had approximately $1,281 in excess of FDIC insured limits. The Company believes that the investments in money market funds are on deposit with creditworthy financial institutions.

(6)	Fair Value Measurements and Financial Instruments

The Company follows the provisions of ASC 820. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 classifies the inputs used to measure fair value into the following hierarchy:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management’s best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The Company’s financial assets that were accounted for at fair value on a recurring basis as of September 30, 2009 are shown in the table below:

	Level 1	Level 2	Level 3	Total
Financial assets:
Available-for-sale security	$—	$1,875	$—	$1,875
Investments in money market funds	1,722	—	—	1,722

Total financial assets	$1,722	$1,875	$—	$3,597

Available-for-sale security: As discussed at note 1, Organization and Summary of Significant Accounting Policies, the available-for-sale security consists of the Company’s investment in an ARS. To estimate the market value at September 30, 2009, the Company used Level 2 inputs consisting of the market value for shares of the identical securities in a secondary market.

Investments in money market funds: The fair values of the Company’s investments in money market funds are based on the quoted market prices for the net asset value of the various money market funds.

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

(7)	Employee Benefit Plans

The Company has a defined contribution profit sharing plan, which includes all full-time employees with over one year of service. The contribution to the plan is discretionary. For the year ended September 30, 2009, the Company recorded approximately $473 of contribution expense related to its defined contribution profit sharing plan.

The Company has a qualified 401(k) retirement plan, which covers eligible employees. Employees become eligible to participate in the plan on January 1 or July 1, after three months of service and attaining the age of 21. Eligible employees who choose to make salary deferral contributions may elect to defer up to 100% of their compensation, subject to IRS limitations. The Company currently will match 100% of the employee contributions up to 3% of employee compensation. For the year ended September 30, 2009, the Company recorded approximately $191 of contribution expense related to its qualified 401(k) retirement plan.

(8)	Related-Party Transactions

At September 30, 2009, the Company had a $30,000 note payable to its shareholder. The note, which was issued on April 15, 2005, accrues interest at prime plus 1.50% (4.75% at September 30, 2009), renews annually, and is due on demand. Interest incurred and paid to the shareholder on the note during the year ended September 30, 2009 was approximately $1,488. The note is secured by inventory and trade accounts receivable. The note was paid in full on December 31, 2010. During the year ended September 30, 2009, the Company made distributions to its shareholder in the amount of $297,000.

(9)	Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements as of September 30, 2009.

(10)	Subsequent Events

On August 19, 2010, substantially all of the assets and certain liabilities comprising the OCTG business of the Company were sold to the Bourland & Leverich Holdings LLC (B&L Holdings). B&L Holdings was formed on July 19, 2010 for the purpose of acquiring through its wholly owned subsidiary, Bourland and Leverich Supply Co. LLC, certain assets and working capital and other contractual liabilities of the Company.

The Company evaluated for subsequent events through the date these combined financial statements were issued, October 7, 2011, and concluded that there were no significant subsequent events requiring recognition or disclosure other than the sale of the Company on August 19, 2010.

Class A Common Stock

P R O S P E C T U S

shares

, 2011

Through and including                      , 2012 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 13.	Other expenses of issuance and distribution

The following table sets forth the fees and expenses, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing.

SEC registration fee	$	*
FINRA fee		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue sky fees		*
NYSE fees		*
Transfer agent fees		*
Accounting fees and expenses		*
Miscellaneous		*

Total	$

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering provides for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws to be in effect upon the completion of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, we have entered into indemnification agreements with our directors, officers and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent sales of unregistered securities

In connection with its initial incorporation in December 2011, the registrant issued one share of common stock to Edgen Holdings LLC for $1.00 in cash. The issuance of shares in connection with our incorporation was made in reliance on the exemption from registration under Section 4(2) of the Securities Act.

Prior to the effectiveness of this Registration Statement, Edgen Group Inc. will become the holding company for our U.S. subsidiaries in a transaction we refer to as the “Reorganization” and, as our new parent holding company, will serve as the issuer in this offering.

The only assets of Edgen Group will be the funds received in connection with its formation and the assets received in the Reorganization.

Item 16. Exhibits and Financial Statement Schedule

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Edgen Group Inc.*

3.2	Amended and Restated Bylaws of Edgen Group Inc.*

3.3	Amended and Restated Limited Partnership Agreement of Edgen Murray II, L.P.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).

4.3	Registration Rights Agreement, dated December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.

5.1	Opinion of Dechert LLP*

10.1	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.

10.2	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

EXHIBIT NUMBER	DESCRIPTION

10.2.f	Sixth Amendment to Credit Agreement, dated as of September 2, 2011, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The Hong Kong and Shanghai Banking Corporation Limited and the Lenders party thereto.

10.2g	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.

10.2h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.

10.2i	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.

10.2j	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.

10.3	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.

10.5	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.

10.5a	Amendment to Amended and Restated Employment Agreement, dated as of July 28, 2010, by and between Edgen Murray Corporation and Craig Kiefer.

10.6	Employment Agreement, dated as of February 8, 2011, by and between Edgen Murray Corporation and Daniel Dean Keaton.

10.7	Severance Agreement, dated as of August 23, 2011, by and between Michael Craig and Edgen Murray II, L.P.

10.8	Edgen Murray II, L.P. Incentive Plan.

10.9	Edgen Murray II, L.P. 2007 Option Plan.

10.10	Edgen Murray Corporation Cash Bonus Plan.

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (U.K.) QRS 16-58, Inc.

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (U.K.) QRS 16-58, Inc.

10.13	Form of Tax Receivable Agreement*

10.14	Form of Exchange Agreement*

16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission, dated March 25, 2011.

21.1	List of Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP

23.2(a)	Consent of KPMG LLP

23.2(b)	Consent of KPMG LLP

EXHIBIT NUMBER	DESCRIPTION

23.2(c)	Consent of KPMG LLP

23.2(d)	Consent of KPMG LLP

23.3	Consent of Dechert LLP (included in Exhibit 5.1)*

24.1	Power of Attorney for Edgen (included on the signature pages hereto)

99.1	Consent of Spears and Associates, Inc.

99.2	Consent of ODS Petrodata

*	To be filed by amendment.

(b) Financial statement schedule

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Baton Rouge, state of Louisiana, on December 29, 2011.

EDGEN GROUP INC.

By:	/s/ Daniel J. O’Leary
Name:	Daniel J. O’Leary
Title:	President, Chief Executive Officer, Chairman and Director

We, the undersigned directors and officers of Edgen Group Inc. (the “Company”), hereby severally constitute and appoint Daniel J. O’Leary and David L. Laxton III, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, any and all amendments to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933 in connection with the registration under the Securities Act of 1933 of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

SIGNATURES

Pursuant to the requirements of the United States Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on December 29, 2011.

SIGNATURE	TITLE

/S/ DANIEL J. O’LEARY Daniel J. O’Leary	President, Chief Executive Officer, Chairman and Director (Principal Executive Officer)

/S/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ DANIEL DEAN KEATON Daniel Dean Keaton	Principal Accounting Officer

/S/ NICHOLAS DARAVIRAS Nicholas Daraviras	Director

/S/ JAMES L. LUIKART James L. Luikart	Director

/S/ EDWARD J. DIPAOLO Edward J. DiPaolo	Director

INDEX OF EXHIBITS

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation of Edgen Group Inc.*

3.2	Amended and Restated Bylaws of Edgen Group Inc.*

3.3	Amended and Restated Limited Partnership Agreement of Edgen Murray II, L.P.*

4.1	Indenture, dated December 23, 2009, among Edgen Murray Corporation, Edgen Murray II, L.P., the other Guarantors as defined therein and The Bank of New York Mellon Trust Company, National Association.

4.2	Form of Edgen Murray Corporation, 12.25% Senior Secured Note due 2015 (included in Exhibit 4.1).

4.3	Registration Rights Agreement, dated December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., J.P. Morgan Securities Inc., Jefferies & Company, Inc., Barclays Capital Inc. and HSBC Securities (USA) Inc.

5.1	Opinion of Dechert LLP*

10.1	Intercreditor Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray II, L.P., JPMorgan Chase Bank, N.A. and The Bank of New York Mellon Trust Company, National Association.

10.2	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

10.2e	Fifth Amendment to Credit Agreement, dated as of December 23, 2009, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.

EXHIBIT NUMBER	DESCRIPTION

10.2.f	Sixth Amendment to Credit Agreement, dated as of September 2, 2011, by and among Edgen Murray Corporation, Edgen Murray Canada Inc., Edgen Murray Europe Limited, Edgen Murray Pte. Ltd., the Loan Parties party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited, The Hong Kong and Shanghai Banking Corporation Limited and the Lenders party thereto.

10.2g	Loan Party Joinder Agreement, dated as of January 28, 2010, between Edgen Murray do Brazil LTDA and JPMorgan Chase Bank, N.A.

10.2h	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ I, LLC and JPMorgan Chase Bank, N.A.

10.2i	Loan Party Joinder Agreement, dated as of January 29, 2010, between EMBZ II, LLC and JPMorgan Chase Bank, N.A.

10.2j	Loan Party Joinder Agreement, dated as of February 16, 2010, between EMGH Limited and JPMorgan Chase Bank, N.A.

10.3	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.

10.4	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.

10.5	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.

10.5a	Amendment to Amended and Restated Employment Agreement, dated as of July 28, 2010, by and between Edgen Murray Corporation and Craig Kiefer.

10.6	Employment Agreement, dated as of February 8, 2011, by and between Edgen Murray Corporation and Daniel Dean Keaton.

10.7	Severance Agreement, dated as of August 23, 2011, by and between Michael Craig and Edgen Murray II, L.P.

10.8	Edgen Murray II, L.P. Incentive Plan.

10.9	Edgen Murray II, L.P. 2007 Option Plan.

10.10	Edgen Murray Corporation Cash Bonus Plan.

10.11	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (U.K.) QRS 16-58, Inc.

10.12	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (U.K.) QRS 16-58, Inc.

10.13	Form of Tax Receivable Agreement*

10.14	Form of Exchange Agreement*

16.1	Letter from Deloitte & Touche LLP to the Securities and Exchange Commission, dated March 25, 2011.

21.1	List of Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP

23.2(a)	Consent of KPMG LLP

23.2(b)	Consent of KPMG LLP

EXHIBIT NUMBER	DESCRIPTION

23.2(c)	Consent of KPMG LLP

23.2(d)	Consent of KPMG LLP

23.3	Consent of Dechert LLP (included in Exhibit 5.1)*

24.1	Power of Attorney for Edgen (included on the signature page hereto)

99.1	Consent of Spears and Associates, Inc.

99.2	Consent of ODS Petrodata

*	To be filed by amendment.